UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 08, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

8 December 2021

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

SHAREHOLDER CIRCULAR IN CONNECTION WITH UNIFICATION PROPOSAL

Please find attached the Shareholder Circular in connection with the proposal to unify BHP’s Dual Listed Company Structure which was published by BHP today.

Unification will require the approval of BHP Group Limited and BHP Group Plc shareholders and shareholder meetings will take place on Thursday 20 January 2022. The notices of the shareholder meetings of BHP Group Limited and BHP Group Plc are set out in Appendices 4, 5 and 6 of the Shareholder Circular.

The Shareholder Circular is available on the BHP website at https://www.bhp.com/unify. A copy of the Shareholder Circular will also be submitted to the National Storage Mechanism and will be available in due course for inspection at www.morningstar.co.uk/uk/NSM.

Further information on BHP can be found at bhp.com.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

HP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

BHP SHAREHOLDER CIRCULAR THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. Shareholders should carefully read this Shareholder Circular in its entirety before making a decision as to how to vote on the Unification Resolutions to be considered at the Shareholder Meetings. If you are in any doubt as to the action you should take, you are recommended to obtain your own personal financial advice from your stockbroker, financial adviser, solicitor, accountant and/or other independent professional adviser authorised under Part VI of the FSMA, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom. If you have sold or otherwise transferred all your shares in BHP Group Limited or BHP Group Plc (as applicable), please send this document together with the accompanying documents as soon as possible to the relevant purchaser or transferee or to the stockbroker, bank, CSDP or other person through whom the sale or transfer was effected, for transmission to the relevant purchaser or transferee. Unification of BHP’s Dual Listed Company Structure Vote in favour Your Directors unanimously recommend that you vote in favour of the Unification Resolutions at the Shareholder Meetings. The Independent Expert has concluded that Unification is in the best interests of BHP Shareholders.

Important notices Purpose of this document This document sets out information in relation to Unification, the effects of Unification, certain information required by law and other information known to the BHP Directors that is material to a Shareholder’s decision on how to vote on the Unification Resolutions. If the Unification proposal is implemented, it will result in: – Plc Shareholders receiving one Limited Share in exchange for each Plc Share held; – the cancellation of the listing of Plc Shares on the FCA Official List; – Plc Shares ceasing to be admitted for trading on the LSE’s Main Market for listed securities; – the cancellation of the listing of Plc Shares as a secondary listing on the JSE; – Plc Shares ceasing to be admitted for trading on the JSE’s Main Board; and – the termination of the Plc ADR program. If you have any questions in relation to this document or Unification, please call the Shareholder Information Line on: Limited Shareholders – 1300 145 825 (within Australia) on weekdays between 8:30am and 7:30pm (AEDT). – +61 3 9946 4423 (international) on weekdays between 8:30am and 7:30pm (AEDT). Plc Shareholders Plc UK Share Register – 0344 472 7001 (within the United Kingdom) on weekdays between 8:30am and 5:30pm (GMT). – +44 344 472 7001 (international) on weekdays between 8:30am and 5:30pm (GMT). Plc South African Branch Register – +27 11 370 5000 or 086 110 0634 (within South Africa) on weekdays between 8:00am and 4:30pm (SAST). – +27 11 870 8216 (international) on weekdays between 8:00am and 4:30pm (SAST). ADS Holders – +1 (877) 278-4751 (within the United States) on weekdays between 9:00am and 9:00pm (EST). – +1 (781) 575-2137 (international) on weekdays between 9:00am and 9:00pm (EST). This document does not in any way constitute an offer to sell securities or a solicitation of an offer to buy securities. This document does not include all information material to a decision to buy, sell or otherwise trade in Limited Shares. Further details on this are set out in the UK Prospectus. The JSE Pre-Listing Announcement will also set out information on Unification, which is derived from this document and the UK Prospectus. Explanatory Statement for Plc Shareholders (Explanatory Statement in compliance with the provisions of s. 897 of the Companies Act 2006) The rest of this document constitutes an explanatory statement for the purposes of section 897 of the Companies Act 2006 and provides Plc Shareholders with information on the Plc Scheme and the Plc Meetings. Your attention is drawn to the letter from the Chair of BHP, Mr Ken MacKenzie, contained on page 5 of this document. The Chair’s letter contains, among other things, information on the reasons for and the benefits of Unification, and the unanimous recommendation of the Plc Directors to the Plc Shareholders to vote in favour of the Plc Resolutions to be proposed at the Plc Scheme Meeting and the Plc GM. The letter from the Chair forms part of this Explanatory Statement. Your attention is also drawn to the UK Prospectus, which contains further information on Limited and the Limited Shares to be issued or allotted in connection with Unification. Your attention is further drawn to the ‘Risk Factors’ section of the UK Prospectus. While it is recommended that you read this whole document while deciding how to vote on the Plc Resolutions, the following Sections may be of particular relevance to Plc Shareholders: – Section 2; – Section 3; – Section 4; – Section 5; – Section 8; – Section 9; – Section 11.1; – Appendix 1 – Plc Scheme; – Appendix 5 – Notice of Plc Scheme Meeting; and – Appendix 6 – Notice of Plc GM. Shareholder Meetings Notices of the Shareholder Meetings are set out in Appendices 4, 5 and 6 of this Circular. The BHP Directors recognise the constantly evolving nature of the Covid-19 situation and the uncertainty as to any related measures that may be put in place by the UK and/or Australian Governments which may change current restrictions or implement further measures which affect the holding of shareholder meetings. As such, whilst Shareholders will be permitted to attend the Shareholder Meetings in person if they are entitled to (subject to any applicable Covid-19 restrictions then in force), Shareholders are encouraged to lodge a directed proxy (and are encouraged to appoint the ‘Chair of the meeting’ as their proxy) for each of the Shareholder Meetings in case it becomes necessary or appropriate for Plc or Limited (as applicable) to make alternative arrangements for the holding or conduct of the Shareholder Meetings. Any changes to the arrangements for the Shareholder Meetings (including as a result of the Covid-19 situation) will be communicated to Shareholders before the relevant Shareholder Meetings, including through BHP’s website at www.bhp.com/unify and by announcement on the relevant stock exchange(s). If you are a Limited Shareholder Limited Shareholders are asked to vote at the Limited GM, which will be held on Thursday, 20 January 2022 at the Grand Hyatt, 123 Collins St, Melbourne VIC 3000, Australia. A live webcast will also be available on BHP’s website at https://web.lumiagm.com/359-037-399. The Limited GM will start at 6:00pm (AEDT). Limited Shareholders viewing the webcast and not attending the Limited GM in person are encouraged to appoint a proxy in advance of the Limited GM to vote on the business of the meeting. Limited Shareholders who are unable to attend the Limited GM in person or who prefer to register questions in advance are also invited to submit questions online at www.bhp.com/LimitedEGM by Thursday, 13 January 2022. The Proxy Form includes instructions for completing and returning it to Computershare. You should ensure that Computershare receives your completed Proxy Form as soon as possible and not later than 48 hours before the Limited GM (or it will be invalid).

Important notices continued If you are a Plc Shareholder Plc Shareholders are asked to vote at two meetings: the Plc Scheme Meeting and the Plc GM. These Plc Meetings will be held on Thursday, 20 January 2022 at 133 Houndsditch, London EC3A 7BX, United Kingdom. The Plc Scheme Meeting will start at the later of 10:00am (GMT) or the conclusion or adjournment of the Limited GM and the Plc GM will start at the later of 10:30am (GMT) or the conclusion or adjournment of the Plc Scheme Meeting. Voting at each of the Plc Meetings will start when the Chair of each Plc Meeting opens the poll during the relevant meeting. In respect of the Plc Scheme Meeting only, Plc Shareholders (or their duly appointed proxies or corporate representatives) will be able to attend, view and listen to the proceedings, submit written questions, raise any comments or opinions and/or vote at the Plc Scheme Meeting, in each case, online via the Virtual Meeting Platform (even if a proxy appointment or voting instruction is submitted in advance). Access to the Virtual Meeting Platform for the Plc Scheme Meeting will be available from 9:00am (GMT) on Thursday, 20 January 2022. As an alternative to attending the Plc GM in person, a live webcast of the Plc GM will also be available online at https://web.lumiagm.com/123-885-895. Plc Shareholders who view and participate in the Plc Scheme Meeting prior to the Plc GM can simply stay logged in to view the webcast of the Plc GM when it starts. Unlike for the Plc Scheme Meeting immediately prior, Plc Shareholders will not be permitted to submit written questions, raise comments or opinions or vote online during the Plc GM. Plc Shareholders viewing the webcast and not attending the Plc GM in person should appoint a proxy in advance of the Plc GM in order to vote on the business of the meeting. Plc Shareholders who are unable to attend the Plc GM in person or who prefer to register questions in advance are also invited to submit questions online at www.bhp.com/PlcGM by Thursday, 13 January 2022. Further details of the arrangements for the Plc Meetings are set out in Section 3.2 and in the Virtual Meeting Guide (made available to Plc Shareholders, including on BHP’s website at www.bhp.com/PlcSchemeMeeting). The Proxy Forms include instructions for completing and returning them to Computershare. You should ensure that Computershare receives your completed Proxy Forms as soon as possible and not later than 48 hours before the relevant meeting. If Computershare has not received your Plc GM Proxy Form at least 48 hours before the Plc GM, it will be invalid. However, if you have not lodged your Plc Scheme Meeting Proxy Form by 48 hours before the time scheduled for the commencement of the Plc Scheme Meeting, you may deliver it by hand to the Registrar or the Chair of the Plc Scheme Meeting before the start of that meeting. Plc Shareholders can appoint a proxy and provide voting instructions electronically through www.eproxyappointment.com by following the instructions in the relevant Notices of Meeting. Plc Shareholders who hold Plc Shares in CREST may also appoint a proxy using CREST by following the instructions set out in the relevant Notices of Meeting. Preparation of and responsibility for this document – Grant Samuel & Associates Pty Limited has prepared the Independent Expert’s Report. The report is contained in Appendix 2 of this document. Grant Samuel & Associates Pty Limited takes responsibility for the report. – EY Australia has prepared the Reasonable Assurance Report on the Compilation of the Unaudited Pro forma Financial Information and takes responsibility for that report. A copy of that report is set out in Appendix 3. – BHP has prepared and is responsible for the content of this Circular (other than Appendix 2 and Appendix 3 of this document). – Greenwoods & Herbert Smith Freehills Pty Ltd has reviewed and agrees with Section 9.3 relating to the description given of the Australian income tax and goods and services tax implications of Unification for Shareholders. – Herbert Smith Freehills has reviewed and agrees with Section 9.3 relating to the description given of the Australian stamp duty implications of Unification for Shareholders. – Slaughter and May has reviewed and agrees with Section 9.4 relating to the description given of the United Kingdom taxation implications of Unification for Shareholders who are resident in the United Kingdom for United Kingdom tax purposes. – KPMG has reviewed and agrees with Section 9.5 relating to the description given of the South African taxation implications of Unification for Shareholders who are resident in South Africa for South African tax purposes. – Sullivan & Cromwell has reviewed and agrees with the description of US federal income tax laws included in Section 9.6 relating to the description given of the taxation implications of Unification for certain US Holders (as defined in Section 9.6). Role of financial advisers Role of Goldman Sachs Goldman Sachs Australia Pty Ltd (GSA) and Goldman Sachs International (GSI, together with GSA, Goldman Sachs), is acting as financial adviser to BHP and no-one else in connection with the process or contents of this document. Neither Goldman Sachs nor its affiliates, nor their respective partners, directors, officers, employees or agents are responsible to anyone other than BHP for providing the protections afforded to clients of Goldman Sachs or for providing advice in connection with the transaction described in this document or for any other matters referred to herein. To the extent that GSI is providing financial services in Australia, GSI is exempt from the requirement to hold an Australian financial services license for the financial services GSI provides in Australia. GSI is regulated by a foreign regulator under foreign laws which differ from Australian laws. GSI is authorised by the PRA and regulated by the FCA and the PRA, under UK laws. Role of UBS UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the PRA and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS AG London Branch and UBS AG Australia Branch (together, UBS) provided financial and corporate broking advice to BHP and no one else in connection with the process or contents of this document. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this document or any other matter referred to herein. Role of Flagstaff Partners Flagstaff Partners Pty Ltd (Flagstaff Partners) is acting as an adviser only to BHP, and not to anyone else, in connection with the contents of this document and any process referred to in it. 1 BHP SHAREHOLDER CIRCULAR

Important notices continued Neither Flagstaff Partners, nor any of its affiliates, directors, officers, employees or agents are responsible to anyone other than BHP for providing the protections afforded to Flagstaff Partners’ clients, or for providing advice in connection with any matter referred to in this document. Role of Citi Citigroup Global Markets Limited (Citi), which is authorised in the UK by the PRA and regulated by the FCA and PRA, is acting exclusively for BHP and no one else in connection with the transaction described in this document and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Citi nor for providing advice in relation to the transaction or any other matters referred to in this document. Neither Citi nor any of its affiliates, directors or employees owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, consequential, whether in contract, in tort, in delict, under statute or otherwise) to any person who is not a client of Citi in connection with this document, any statement contained herein, the transaction or otherwise. Status of this document This document is not a prospectus or other disclosure document: – under Chapter 6D of the Corporations Act; – for the purposes of the UK version of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Parliament Union (Withdrawal) Act 2018, as amended; or – under Chapter 4 of the South African Companies Act. The Executive of the UK Panel has confirmed that the City Code will not apply to Unification and that going forward, Limited will not be subject to the City Code. Listings of Limited The existing Limited Shares are listed and traded on the ASX. BHP intends to apply to the: – FCA for the Limited Shares, including the New Limited Shares, to be admitted to the standard listing segment of the FCA Official List; – LSE for the Limited Shares, including the New Limited Shares, to be admitted to trading on the LSE’s Main Market for listed securities; – JSE for the Limited Shares, including the New Limited Shares, to be admitted to listing and trading on the JSE, by way of secondary listing on the general mining sector of the JSE’s Main Board; and – ASX for the New Limited Shares to be quoted on the ASX, (together, the Admission). Limited ADSs representing Limited Shares are listed on the NYSE. A supplemental listing application will be made to the NYSE for the New Limited ADSs representing New Limited Shares to be admitted to listing and trading on the NYSE. Limited ADSs representing Limited Shares are listed on the NYSE. A supplemental listing application will be made to the NYSE for the New Limited ADSs representing New Limited Shares to be admitted to listing and trading on the NYSE. It is expected that dealings in: – Limited Shares (including New Limited Shares) on the LSE (and settling in the form of Limited DIs) will commence at 8:00am (GMT) on Monday, 31 January 2022; – Limited Shares (including New Limited Shares) on the JSE (through STRATE) will commence at 9:00am (SAST) on Monday, 31 January 2022; and – New Limited Shares on the ASX on a deferred settlement basis will commence at 10:00am (AEDT) on Monday, 31 January 2022, with normal trading to commence at 10:00am (AEDT) on Wednesday, 2 February. Dealings in the New Limited ADSs are expected to commence on the NYSE by 9:30am (EST) on Monday, 31 January 2022. It is the responsibility of Shareholders to determine their entitlement to New Limited Shares (if any) before agreeing to trade any New Limited Shares to which they may be entitled, especially during non-trading periods. Not investment advice The information and recommendations contained in this Circular do not constitute financial product advice and have been prepared without reference to the investment objectives, financial situation, tax position and particular needs of individual BHP Shareholders or any other person. You should not rely on the information in this Circular as the sole basis for any investment decision. Notice to certain foreign Shareholders Shareholders who are resident in certain countries may be considered to be ‘Restricted Shareholders’. Restricted Shareholders (if any) will not receive New Limited Shares under Unification. New Limited Shares that would otherwise be issued to these Restricted Shareholders under Unification will be sold, with the proceeds of such sale to be paid to Restricted Shareholders. See Section 8.3.5 for further information. No action has been taken to register or qualify the New Limited Shares in any jurisdiction, other than as noted, or to permit a public offering of Limited Shares in any jurisdiction. The New Limited Shares to be issued pursuant to the Plc Scheme described in this Circular, including any New Limited Shares represented by New Limited ADSs, have not been and will not be registered under the US Securities Act or the securities laws of any state or other jurisdiction of the United States. For further information regarding foreign jurisdictions, see Section 11.8. Forward-looking statements This document contains forward-looking statements including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; reserves and production forecasts; plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions; closure or divestment of certain assets, operations or facilities (including associated costs), including the proposed Petroleum Transaction; Unification, including, but not limited to, the perceived benefits of Unification and expectations around the financial impact of Unification on BHP; anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. These forward-looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this document. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other 2 BHP SHAREHOLDER CIRCULAR

Important notices continued factors, many of which are beyond BHP Group’s control, and which may cause the actual results to differ materially from those expressed in the statements contained in this document. The BHP Group cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with Covid-19. For example, the BHP Group’s future revenues from its assets, projects or mines described in this document will be based, in part, upon the market price of the natural resources produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include the BHP Group’s ability to profitably produce and transport the natural resources extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the natural resources it produces; activities of government authorities in the countries where it sells its products and in the countries where it is exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations, the duration and severity of the Covid-19 pandemic and its impact on the BHP Group’s business; political or geopolitical uncertainty; labour unrest; and other factors identified in the risk factors described in Sections 5.5 and 6.6. These forward-looking statements appear in a number of places throughout this document and/or the information incorporated by reference into this document. Past performance cannot be relied on as a guide to future performance. Forward-looking statements contained in this document apply only as at the date of this document. To the extent required by the FCA Listing Rules, the Disclosure Guidance and Transparency Rules, the Prospectus Regulation Rules, the ASX Listing Rules and other applicable laws or regulations, BHP will update or revise the information in this document. Otherwise, BHP will have no obligation publicly to update or revise any forward-looking statement, whether as a result of new information or future developments. Presentation of financial information Shareholders should be aware that the financial information contained in this document has been prepared in accordance with the BHP Group’s accounting policies. The same accounting policies are used in the preparation of BHP Group’s financial statements which are in compliance with: – Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board; – International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union; – International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board; and – International Accounting Standards adopted for use within the UK. The above accounting standards and interpretations are collectively referred to as IFRS in this document. Shareholders should note that this Circular contains pro forma financial information. The Unaudited Pro Forma Financial Information reflects the effect of Unification and the Petroleum Transaction, as described in this Circular. In this Circular, any reference to ‘pro forma’ financial information is to information which has been extracted without material adjustment from the Unaudited Pro Forma Financial Information. The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only. Because of its nature, the Unaudited Pro Forma Financial Information addresses a hypothetical situation and, therefore, does not represent the actual financial position or results of the BHP Group. Future results of operations may differ materially from those presented in the Unaudited Pro Forma Financial Information due to various factors. Privacy and personal information BHP and its share registries (each an Organisation), may collect personal information in the process of implementing Unification, including for the purpose of operating the Sale Facility or disposing of the Limited Shares to which any Restricted Shareholders may otherwise be entitled. The personal information may include the names, addresses and other contact details of Shareholders, as well as details of their shareholdings, and the names of individuals appointed by Shareholders as proxies, corporate representatives or attorneys at the Shareholder Meetings. Shareholders who are individuals, and individuals appointed as proxies, corporate representatives or attorneys, in respect of whom personal information is collected have certain rights to access that personal information. They should call the Shareholder Information Line if they have any questions or if they wish to request access to the personal information held by any of the Organisations. The personal information will be collected for the purpose of implementing and administering the shareholdings arising from Unification. An Organisation may disclose personal information collected by it to another Organisation, to securities brokers, to print and mail services providers and any other service providers and advisers engaged by an Organisation in relation to the implementation and administration of the shareholdings arising from Unification. Personal information of Shareholders may also be disclosed as may be required by applicable law of any relevant jurisdiction. The main consequence of not collecting the personal information referred to in the important notices would be that BHP may be hindered in, or prevented from, conducting the Shareholder Meetings and implementing Unification. Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Shareholder Meetings, should inform such individuals of the matters outlined in the important notices. Interpretation Capitalised terms used in this document have the meaning set out in Section 13, unless the context otherwise requires. Figures, amounts, percentages, prices, estimates, calculations of values and fractions in this document are subject to the effect of rounding. Accordingly, the actual calculation of these figures may differ from the figures set out in this document. Date This document is dated 8 December 2021. 3 BHP SHAREHOLDER CIRCULAR

Contents

Letter from the Chair		**5**
1	**Summary timetable**	**7**
2	**Summary of Unification**	**11**
2.1	Background on the DLC Structure and the Unification proposal	12
2.2	Rationale for Unification	14
2.3	How Unification will be implemented	15
2.4	Limited listings and entitlement to New Limited Shares	17
2.5	Board recommendation	18
2.6	Taxation consequences for Shareholders	18
2.7	Further information	18
3	**What you need to do**	**19**
3.1	Read this document in full	20
3.2	Vote on the resolutions at the relevant Shareholder Meeting	20
3.3	If you are a Small Plc Shareholder, choose whether to have your New Limited Shares sold through the Sale Facility	23
3.4	Shareholder Information Line and BHP website	25
4	**Frequently asked questions**	**27**
5	**Important considerations for Shareholders**	**35**
5.1	Basis for the Unification proposal	36
5.2	Particular outcomes of Unification	37
5.3	Advantages of Unification	38
5.4	Disadvantages of Unification	41
5.5	Risks of Unification	42
5.6	BHP Directors' recommendation regarding the Unification proposal	43
6	**BHP Group and Limited**	**45**
6.1	Business overview	46
6.2	Trading update for BHP	47
6.3	Board and management	48
6.4	Corporate governance	48
6.5	Information concerning New Limited Shares	48
6.6	Risk factors for Limited post-Unification	50
7	**Selected financial information**	**53**
7.1	Historical financial information for the BHP Group	54
7.2	Impact on share capital account	57
7.3	Unaudited pro forma financial information of the BHP Group	58
8	**Implementation of Unification**	**63**
8.1	Overview and key agreements	64
8.2	Shareholder approval for Unification	65
8.3	Description of the Plc Scheme	67
8.4	Amendments to the Plc Articles of Association	77
8.5	Information about termination of the DLC arrangements	77
9	**Taxation**	**81**
9.1	Important information	82
9.2	Summary of expected outcomes	82
9.3	Australian tax consequences for Limited Shareholders and Plc Shareholders	85
9.4	UK tax consequences for Limited Shareholders and Plc Shareholders	89
9.5	South African tax consequences for Limited Shareholders and Plc Shareholders	91
9.6	Material United States Federal Income Tax consequences for Limited and Plc Shareholders	95
9.7	Other tax considerations for certain Plc Shareholders	99
10	**Comparison between corporate and securities laws and regulations**	**103**
11	**Additional Information**	**113**
11.1	Directors' interests and dealings in securities	114
11.2	Treatment of BHP Group incentive arrangements	115
11.3	Summary of Amended Limited Constitution and rights attaching to New Limited Shares	115
11.4	Settlement steps for Scheme Shareholders	118
11.5	Information on holding Limited Shares following Unification	121
11.6	Key terms of the DI Deed Poll	125
11.7	Key terms of the CSN Facility	126
11.8	International offer restrictions	127
11.9	Regulatory confirmation and waivers	129
11.10	Australian tax implications of receiving franked dividends on Limited Shares	130
11.11	US federal securities law matters	131
11.12	Consents and disclaimers	133
11.13	Supplementary information	133
12	**Detailed timetable**	**135**
13	**Glossary**	**141**
Company Directory		**159**
Appendix 1 – Plc Scheme		**161**
Appendix 2 – Independent Expert's Report		**191**
Appendix 3 – Reasonable Assurance Report on the Compilation of the Unaudited Pro forma Financial Information		**239**
Appendix 4 – Notice of Limited GM		**243**
Appendix 5 – Notice of Plc Scheme Meeting		**259**
Appendix 6 – Notice of Plc GM		**267**

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Letter from the Chair Dear Shareholder, The Directors of BHP are pleased to present this document, which contains important information about the proposed unification of BHP. BHP is in a strong position. Today, we are safer, more reliable and more productive, and we have a strong balance sheet and commitment to capital discipline. In FY 2021, BHP announced record total dividends of US$3.01 per share, returning more than US$15 billion to shareholders. We are a global resources company with a clear strategy to deliver long-term value and returns through the cycle. Proposal to unify BHP’s dual listed company (‘DLC’) structure BHP currently operates under a DLC corporate structure with two parent companies, each with a primary stock exchange listing – BHP Group Limited (Limited) in Australia and BHP Group Plc (Plc) in the United Kingdom. With a common Board and management team and equivalent Limited and Plc shareholder voting and economic rights, BHP is managed and operates as a single economic entity. Just as we continually review and seek to enhance our portfolio, we also regularly review our corporate structure to ensure it is fit-for-purpose. Following a recent detailed review of the DLC Structure, BHP proposes to unify its corporate structure from two parent companies, with two share prices, into one company incorporated in Australia (being Limited). At BHP, we value simplicity. With changes over recent years to our portfolio, a significant reduction in the earnings contribution from Plc assets and a material reduction in the expected costs of unification, your Directors believe that now is the right time to unify our corporate structure. Unification rationale and impact Unification will result in a corporate structure that’s simpler and more efficient, with improved flexibility to shape our portfolio for the future, including facilitating a simpler separation of Petroleum. Unifying BHP’s corporate structure today is about setting BHP and its Shareholders up for tomorrow. A unified BHP will have its primary listing on the Australian Securities Exchange, a standard listing on the London Stock Exchange, a secondary listing on the Johannesburg Stock Exchange and a Level II American Depositary Receipt program listed on the New York Stock Exchange. If you are a Limited shareholder, you will retain your existing shareholding in a unified BHP. Plc shareholders’ shares will be exchanged for Limited shares on a one-for-one basis. BHP’s Board, management, dividend policy, ability to distribute fully franked dividends and fundamentals will remain the same. Board’s recommendation Unification will only proceed if it is supported by both Limited and Plc shareholders. Accordingly, we encourage you to read this document and vote on the unification proposal. Your Directors consider that unification is in the best interests of Plc Shareholders as a whole, Limited Shareholders as a whole and BHP Shareholders as a whole, and accordingly unanimously recommend that you vote in favour of unification. Each of your Directors intends to vote all BHP Shares that they own or control in favour of the Unification Resolutions. Grant Samuel, the Independent Expert, has concluded that unification is in the best interests of BHP Shareholders. Grant Samuel’s report is provided in Appendix 2. 5 BHP SHAREHOLDER CIRCULAR

Next steps Unification is subject to shareholder, regulatory and Court approvals. At the time of publication of this Circular, save for regulatory approvals relating to Admission which are expected to be received on or around the Implementation Date, all regulatory approvals considered necessary for Unification have been received or are intended to be received prior to the Shareholder Meetings. Further information on unification is contained in this Circular (including information on voting on pages 20-23) and the UK Prospectus (which can be found at www.bhp.com/unify). If you have any questions about unification, please consult your professional adviser, or call the BHP Shareholder Information Line (details of which are provided in Section 3.4). On behalf of the Board, I urge you to support this proposal by voting in favour of it, either in person or by proxy (or, in the case of the Plc Scheme Meeting only, online via the Virtual Meeting Platform), at the Shareholder Meetings to be held on Thursday, 20 January 2022. Information on voting is set out in Section 3.2, including the deadlines for submitting a Proxy Form. Thank you for your continued support of BHP. Yours sincerely, Ken MacKenzie Chair 6 BHP SHAREHOLDER CIRCULAR

1 Summary timetable

1 Summary timetable

The timetable below is a summary of the principal events only. Shareholders should refer to Section 12 for further information on key dates relating to Unification, including dates relevant to participation in the Sale Facility by Small Plc Shareholders.

Each of the times and dates in the timetable below is indicative only and may be subject to change. Any changes to the timetable will be announced through the ASX, LSE, JSE and, to the extent applicable to Limited ADS Holders, the SEC on Form 6-K, and will be notified on the BHP website at *www.bhp.com/unify*.

Principal events	Expected time for holders of:	
	Plc Shares Plc ADSs	Limited Shares Limited ADSs
Latest time for receipt of Proxy Forms and voting instructions from ADS Holders	**Proxies of Plc Shareholders:** Proxies from Plc Shareholders must be received by 10am (GMT) (in respect of the Plc Scheme Meeting)[1] or 10:30am (in respect of the Plc GM) on Tuesday, 18 January 2022 **Voting instructions of Plc ADS Holders:** Voting instructions from ADS Holders must be received by the Plc ADS Depositary by 10am (EST) on Wednesday, 12 January 2022	**Proxies of Limited Shareholders:** Proxies from Limited Shareholders must be received by 6pm (AEDT) on Tuesday, 18 January 2022 **Voting instructions of Limited ADS Holders:** Voting instructions from ADS Holders must be received by the Limited ADS Depositary by 10am (EST) on Wednesday, 12 January 2022
Shareholder Meetings	**Plc Scheme Meeting:** Plc Scheme Meeting will commence at the later of 10am (GMT) on Thursday, 20 January 2022 and the conclusion or adjournment of the Limited GM **Plc GM:** Plc GM will commence at the later of 10:30am (GMT) on Thursday, 20 January 2022 and the conclusion or adjournment of the Plc Scheme Meeting	**Limited GM:** Limited GM will commence at 6pm (AEDT) on Thursday, 20 January 2022
Court Sanction Hearing	Tuesday, 25 January 2022	
End of trading in Plc Shares and Plc ADS	**JSE:** Trading in Plc Shares on the JSE will end at 5pm (SAST) on Friday, 28 January 2022 **LSE:** Trading in Plc Shares on the LSE will end at 6pm (GMT) on Friday, 28 January 2022 **NYSE:** Trading in Plc ADSs on the NYSE will end at 4pm (EST) on Friday, 28 January 2022	

1 In respect of the Plc Scheme Meeting only, if Plc Shareholders have not lodged their Proxy Form 48 hours before the scheduled commencement of the Plc Scheme Meeting, Plc Shareholders may deliver by hand their completed Proxy Form to the Registrar or Chair of the Plc Scheme Meeting before the start of that meeting.

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Principal events Plc Scheme Effective Time and issue of New Limited Shares Commencement of trading of Limited Shares, including New Limited Shares, and New Limited ADSs CSDP accounts credited with Limited Shares Expected time for holders of: Plc Shares Plc ADSs Scheme Effective Time and the Plc Scheme Record Time is 9pm (GMT) on Friday, 28 January 2022 New Limited Shares will be issued by 10am (AEDT) on Monday, 31 January 2022 ASX: Trading in New Limited Shares on the ASX on a deferred settlement basis will commence at 10am (AEDT) on Monday, 31 January 2022, with normal trading to commence at 10am (AEDT) on Wednesday, 2 February 2022 JSE: Trading in Limited Shares, including the New Limited Shares, on the JSE (through STRATE) will commence at 9am (SAST) on Monday, 31 January 2022 LSE: Trading in Limited Shares, including the New Limited Shares, on the LSE (settling in the form of Limited DIs) will commence at 8am (GMT) on Monday, 31 January 2022 NYSE: Trading in the New Limited ADSs on the NYSE will commence by 9:30am (EST) on Monday, 31 January 2022 9am (SAST) on Thursday, 3 February 2022 Limited Shares Limited ADSs 9 BHP SHAREHOLDER CIRCULAR

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2 Summary of Unification

2 Summary of Unification 2.1    Background on the DLC Structure and the Unification proposal 2.1.1 Background to the DLC Structure BHP’s DLC Structure was established when BHP and Billiton merged in 2001. Under the DLC Structure, there are two separate parent companies: – BHP Group Limited: Limited is incorporated in Australia, has Australian tax residency, a primary listing on the ASX and a NYSE-listed ADR program; and – BHP Group Plc: Plc is incorporated in the UK, has UK tax residency, a premium listing on the LSE, a secondary listing on the JSE and a NYSE-listed ADR program. While there are two separate parent companies that trade independently on their respective exchanges at prices set in their respective markets, the BHP Group operates as a single unified economic entity, with a common Board and management. A principle of the DLC Structure is that each Limited and Plc share carries equivalent voting and economic rights. The following diagram illustrates the current DLC Structure. Current DLC Structure Present equalisation ratio: 1 Limited Share = 1 Plc Share Plc (holder of the Plc Preference Shares)1 Plc SVC (holder of the Plc Special Voting Share)2 Plc Shareholders* (~41.8% of all Shareholders) Limited Shareholders* (~58.2% of all Shareholders) Limited SVC (holder of the Limited Special Voting Share)1 Plc Preference Shares Plc Special Voting Share Ordinary Shares Ordinary Shares Limited Special Voting Share Each of Plc and Limited has a separate Board comprising the same individuals. A single management team manages both groups. – Premium Listing on LSE – Secondary     Listing on JSE – NYSE listed ADR program DLC Dividend Share Plc Contractual arrangements give e!ect to the DLC Structure Limited – Listing on ASX – NYSE listed ADR program Plc Limited Subsidiaries Subsidiaries * Includes holders whose shares are represented by ADSs. 1 The Plc Preference Shares are currently held by Plc. Plc may not exercise voting rights in respect of the Plc Preference Shares. 2 The purpose of the Plc Special Voting Share and Limited Special Voting Share is to support the principle that each Limited Share and Plc Share carries equivalent voting rights. 12 BHP SHAREHOLDER CIRCULAR

2.1    Background on the DLC Structure and the Unification proposal continued 2.1.2 Unification proposal On 17 August 2021, BHP announced its intention to unify its DLC Structure with Limited becoming the sole parent company of the BHP Group, and on 2 December 2021 BHP announced that the Board had made a final decision to proceed with the Unification proposal. Unification will involve an exchange of Plc Shares for Limited Shares. Under Unification, Limited will, under a UK scheme of arrangement, acquire all of the Plc Shares and each eligible Plc Shareholder will receive one New Limited Share for each Plc Share and each eligible Plc ADS holder will receive one New Limited ADS for every Plc ADS held. The following diagram presents a summary of the BHP Group structure immediately after Unification. BHP Group structure immediately after Unification Unified BHP Shareholders (Comprising pre-Unification Plc Shareholders and Limited Shareholders)* Ordinary Shares – Listing on ASX – Standard Listing on LSE Limited – Secondary Listing on JSE – NYSE listed ADR program Plc Limited Subsidiaries Plc Subsidiaries * Includes pre-Unification holders of Plc ADSs and Limited ADSs, representing shares of Plc and Limited respectively. 13 BHP SHAREHOLDER CIRCULAR

2 Summary of Unification 2.1    Background on the DLC Structure and the Unification proposal continued 2.1.3 Effects of Unification Unification will result in Limited becoming the sole parent company of the BHP Group, with a single set of shareholders. Limited Shares and Limited ADSs are expected to trade at a broadly equivalent price (when adjusted for currency differences) across their respective stock exchange listings. Unification will not change BHP’s fundamentals. It will not change BHP’s underlying assets or operations, Board composition, Executive Leadership Team, corporate presence or cash flow generation. The key consequences of Unification for Plc Shareholders are as follows: – Each eligible Plc Shareholder will exchange their Plc Shares for Limited Shares (in their direct form or in the form of Depositary Interests). Although the existing DLC arrangements provide for BHP to treat Plc and Limited shares as economically equivalent, Plc Shares have generally traded at a lower price than Limited Shares. – BHP will cease to have a premium listing on the LSE. However, Plc Shareholders will be able to trade in Limited Shares on the LSE (in the form of Depositary Interests), JSE (through STRATE) or ASX, or on the NYSE in the form of ADSs. – There will be no change to the currencies in which BHP’s dividends are paid. – Unlike dividends currently paid on Plc Shares, dividends paid on the Limited Shares issued to Plc Shareholders will be able to be franked. While non-Australian tax resident holders of Limited Shares cannot use franking credits, dividends paid by Limited will not be subject to Australian withholding tax to the extent that such dividends are franked. Australian tax residents who acquire Limited Shares issued to Plc Shareholders are expected to be able to use those franking credits. The key consequences of Unification for Limited Shareholders are as follows: – Limited Shareholders will retain their Limited Shares. The proportionate shareholding of existing Limited Shareholders in the overall BHP Group will not change. – Limited will retain its primary listing on the ASX, and Limited Shareholders will be able to trade in Limited Shares (in the form referred to above) on the ASX, LSE or JSE (or on the NYSE in the form of ADSs). – BHP’s ability to distribute fully franked dividends will not change. All Shareholders who continue to hold Limited Shares after Unification are expected to benefit from the advantages of Unification outlined below, including the simplification of BHP’s corporate structure and its enhanced strategic flexibility. 2.2 Rationale for Unification 2.2.1 Overview BHP has regularly reviewed the effectiveness of its DLC Structure. Recently, a number of factors relating to the benefits and costs of Unification have changed and the Directors now believe that it is the right time for the DLC Structure to be replaced with a simpler corporate structure. 2.2.2 Key advantages of Unification The key advantages of Unification are described in Section 5.3. In summary, they are: – Simplification: Unification will eliminate complexities of the DLC Structure (such as the requirement to hold two separate shareholder meetings). It will free up resources and management time, allowing for greater focus on BHP’s strategic objectives. – Strategic flexibility: Unification will enable BHP to undertake certain transactions such as demergers and equity raisings more simply and efficiently as a result of BHP having a single shareholder base. This will improve BHP’s flexibility to shape its portfolio, with the objective of maximising long-term value for shareholders. 14 BHP SHAREHOLDER CIRCULAR

2.2 Rationale for Unification continued – Elimination of the DLC dividend arrangements: Unification will remove the DLC-related dividend arrangements and result in all BHP dividends (and associated franking credits) being paid directly to all Shareholders. BHP’s ability to distribute fully franked dividends will not change as a result of Unification. – Elimination of the share price differential, creating a single global share price: Plc Shares have generally traded at a lower price than Limited Shares. Following Unification, Limited Shares traded on the ASX, LSE and JSE will be interchangeable and there are not expected to be any material differences in the respective share prices on each exchange (when adjusted for currency differences), including for the Limited Shares represented by ADSs traded on the NYSE. – Increased Australian index weighting: Unification is expected to increase Limited’s weighting in S&P/ASX indices in proportion to the increase in its market capitalisation. This is expected to create demand for, and buying of, Limited Shares by investors seeking to track the relevant S&P/ASX-based indices. 2.2.3 Key disadvantages and risks of Unification The key disadvantages of Unification are described in Section 5.4 and, in summary, are: – Transaction costs: The costs of Unification payable by the BHP Group are estimated to be between US$350 million and US$450 million (pre-tax) and comprise stamp duties and adviser and other fees. – BHP will no longer be part of the FTSE UK Index Series or have a premium LSE listing: As an Australian incorporated company, Limited will not satisfy the nationality requirements for inclusion in the FTSE UK Index Series. Loss of index inclusion is expected to result in certain Plc Shareholders who seek to track these indices choosing not to, or being unable to, hold Limited Shares. BHP will also cease to have a premium listing on the LSE, but Limited will have a listing on the standard segment of the LSE’s Main Market. – Taxation implications for some Plc Shareholders: Unification may result in certain Plc Shareholders incurring taxation costs. Information regarding the taxation implications for certain Shareholders is set out in Section 9. – Increase in Limited’s share capital account: Unification will increase Limited’s share capital, which is expected to reduce the franked component of any future Limited off-market buy-backs. The lower dividend component is not expected to adversely impact Limited’s ability to conduct fully-subscribed off-market buy-backs. The key risks of Unification are described in Section 5.5 and, in summary, are: – Impact of Unification may differ to that contemplated: BHP may fail to realise the anticipated advantages of Unification. The nature or extent of the costs and potential disadvantages may also differ from BHP’s expectations. – Share price uncertainty: There is potential for short-term volatility in the price of BHP Shares as a result of Unification, as Shareholders buy and sell shares to adjust their holdings, including in response to changes in BHP’s position in exchange indices. – Unification may not complete: If Unification does not complete, BHP will have incurred or committed to transaction costs, the DLC Structure will continue, the market prices of Limited Shares and Plc Shares (which are not interchangeable) will continue to be determined by the markets in which they trade, and the expected advantages and disadvantages of Unification will not be realised. 2.3 How Unification will be implemented 2.3.1 Unification Conditions Implementation of Unification is subject to the following Unification Conditions being satisfied, and a majority of the Directors not withdrawing their recommendation or support for Unification. The key Unification Conditions are: – Unification is approved by BHP Shareholders (see Sections 2.3.2 and 8.2 for further details); – all regulatory approvals necessary for Unification are received on conditions acceptable to BHP; – the Court approves the Plc Scheme; and 15 BHP SHAREHOLDER CIRCULAR

2 Summary of Unification 2.3 How Unification will be implementedcontinued – acknowledgements or approvals are received from the FCA, LSE and JSE in of Limited. The Unification Conditions are described in more detail in Section 8.1.3. 2.3.2 Shareholder approvals required and Shareholder Meetings Unification requires the following Shareholder approvals: – Limited Resolutions: approval at the General Meeting of Limited Shareholders (the Limited GM) of the: – special resolutions to amend the Limited Constitution, effect each of the Limited Special Voting Share Buy-back and the DLC Dividend Share Buy-back, and approve the Class Rights Action in connection with the Plc Special Voting Share Buy-back; and – ordinary resolution to approve the Class Rights Action in connection with the change in status of Plc from a public listed company with its primary listing on the LSE to a private limited company. – Plc Scheme: approval of the Plc Scheme (with or without modification) at the Plc Scheme Meeting. The resolution must be approved by both: – a majority of the Plc Shareholders present and voting (and entitled to vote), in person or by proxy at the Plc Scheme Meeting; and – Plc Shareholders representing at least 75 per cent of the Scheme Shares (by value) voted at the Plc Scheme Meeting. – Plc Resolutions: approval at the General Meeting of Plc Shareholders (the Plc GM) of the: – special resolutions to authorise the Plc Directors to effect the Plc Scheme and Unification, approve certain amendments to the Plc Articles of Association and approve the Class Rights Action in connection with the Plc Special Voting Share Buy-back; and – ordinary resolutions to authorise the Plc Special Voting Share Buy-back and to approve the Class Rights Action in connection with the change in status of Plc from a public listed company with its primary listing on the LSE to a private limited company. The Unification Resolutions are inter-conditional, such that each Unification Resolution will only become effective if all of the Unification Resolutions are approved and adopted by the requisite majorities, which are outlined in Section 8.2. The Shareholder Meetings will be held on Thursday, 20 January 2022. Information relating to the arrangements of, and voting at, the Shareholder Meetings is set out in Section 3.2 and the Notices of Meeting in Appendices 4, 5 and 6. 2.3.3 Scheme of arrangement in respect of Plc The Plc Scheme is a legal process under Part 26 of the Companies Act 2006 which will enable Limited to acquire all of the Plc Shares. For the Plc Scheme to become effective, shareholder approval (summarised in Section 8.2.2(a)) must be obtained, the Plc Scheme must be sanctioned by the Court, and a copy of the Court Order sanctioning the Plc Scheme must be delivered to the Registrar of Companies. Once the Plc Scheme becomes effective, it will be binding on Plc and all Plc Shareholders. Under the Plc Scheme, in consideration for the transfer of the Plc Shares to Limited, Plc Shareholders will be entitled to receive New Limited Shares on a one-for-one basis. Small Plc Shareholders (which by definition excludes Plc Shareholders who are either in the United States or acting for the account or benefit of persons in the United States) who validly elect to participate in the Sale Facility will not receive New Limited Shares under the Plc Scheme, and instead the cash proceeds from the sale of the New Limited Shares to which they would otherwise have been entitled will be remitted to them pursuant to the Sale Facility (described further in Section 8.3.7). Similarly, any Restricted Shareholders will not be eligible to receive New Limited Shares. New Limited Shares to which a Restricted Shareholder would otherwise be entitled will be sold on their behalf without charging any brokerage costs. For further information, see Section 8.3.5. 16 BHP SHAREHOLDER CIRCULAR

2.4 Limited listings and entitlement to New Limited Shares 2.4.1 Limited listings On Implementation of Unification: – Limited will continue to have: – its primary listing on the ASX; and – a listing on the NYSE relating to its ADR program; and – Limited Shares are expected to be admitted to the: – standard segment of the FCA Official List and to trading on the LSE’s Main Market; and – JSE for a secondary listing in the general mining sector of the JSE’s Main Board. Plc will become a subsidiary of Limited and cease to be listed on the FCA Official List and traded on the LSE’s Main Market, the JSE and the NYSE (in respect of its ADR program). Plc expects to cease separately reporting under the US Exchange Act and will de-list and terminate the Plc ADR program. Following Unification, Limited will continue to be subject to the reporting and governance obligations under the US Exchange Act, the US Sarbanes-Oxley Act and NYSE listing standards applicable to it as a foreign private issuer. 2.4.2 Form of New Limited Shares issued to Plc Shareholders Plc Shareholders will receive New Limited Shares under the Plc Scheme according to the manner in which they hold their Plc Shares, as summarised below and described in more detail in Section 8.3.2: – If you hold Plc Shares on the Plc UK Share Register, you will receive Limited DIs (through CREST, either directly to your CREST account or through the CSN Facility) that can be used to settle trades on the LSE (unless: (i) you hold certificated Plc Shares and are resident outside a Permitted Jurisdiction, in which case you will receive Limited Shares that can be traded on the ASX; or (ii) you are a Small Plc UK Register Shareholder and validly elect to participate in the Sale Facility, in which case your Limited DIs will initially be issued to Computershare UK as nominee on your behalf, who will procure their sale on the LSE and you will be sent the proceeds of such sale instead). – If you hold Plc Shares on the Plc South African Branch Register in dematerialised form through STRATE or in certificated form, following the initial issuance of your New Limited Shares to Computershare Nominees as nominee, your appointed CSDP or broker’s account will be credited with a beneficial entitlement to New Limited Shares,2 which can be traded on the JSE (unless you are a Small Plc South African Branch Register Shareholder and validly elect to participate in the Sale Facility, in which case your New Limited Shares will initially be issued to Computershare Nominees as nominee on your behalf, Computershare Nominees will then procure their sale on the JSE and you will be sent the proceeds of such sale instead). – If you hold Plc ADSs, you will receive New Limited ADSs that can be traded on the NYSE. 2.4.3 Restricted Shareholders Restricted Shareholders are any shareholders with a registered address outside Australia, the United Kingdom, South Africa or the United States and in respect of whom there is (or BHP, in its sole and absolute discretion, determines there to be) a legal impediment to receiving Limited Shares under the Plc Scheme. Restricted Shareholders will not be eligible to receive New Limited Shares. New Limited Shares to which a Restricted Shareholder would otherwise be entitled will be sold on their behalf (without Restricted Shareholders being charged a dealing fee or brokerage). BHP considers that there were no Restricted Shareholders as at the Latest Practicable Date, based on the registered Plc Shareholders at that date, however, this position could change prior to the Plc Scheme Record Time. If Plc Shareholders are in any doubt as to whether they may be a Restricted Shareholder they should obtain independent advice. For further information, see Section 8.3.5. 2 If you hold Plc Shares in certificated form on the Plc South African Branch Register and you do not appoint a CSDP or broker, your New Limited Shares will be credited to Computershare Nominees pending receipt of such information. 17 BHP SHAREHOLDER CIRCULAR

2 Summary of Unification 2.4 Limited listings and entitlement to New Limited Sharescontinued 2.4.4 Small Plc Shareholders In recognition that some Plc Shareholders may not wish to maintain an investment in Limited post-Unification, BHP has made arrangements to provide a Sale Facility for such Small Plc Shareholders. The Sale Facility will enable Small Plc Shareholders to elect to sell New Limited Shares that they would otherwise receive in that form (in the case of Small Plc South African Branch Register Shareholders) or in the form of Limited DIs (in the case of Small Plc UK Register Shareholders) under the Plc Scheme. For further information (including instructions to make a valid election to participate in, and the terms and conditions of, the Sale Facility), see Sections 3.3 and 8.3.7. Selling Shareholders will have the proceeds of sales made under the Sale Facility remitted to them, without being charged any brokerage costs. 2.5 Board recommendation 2.5.1 Recommendation The Directors consider that Unification is in the best interests of Plc Shareholders as a whole, Limited Shareholders as a whole and BHP Shareholders as a whole. The Directors unanimously recommend that Shareholders vote in favour of the Unification Resolutions at their respective Shareholder Meetings. Each Director intends to vote all BHP Shares that they own or control in favour of the Unification Resolutions. The Board encourages you to vote. By voting, you will be involved in the future of BHP. Further details on how to vote on the Unification Resolutions are set out in Section 3.2 and the Notices of Meeting in Appendices 4, 5 and 6. 2.5.2 Independent Expert’s opinion The Directors have appointed an Independent Expert, Grant Samuel & Associates Pty Limited, to review the Unification proposal. The Independent Expert has concluded that the Unification proposal is in the best interests of BHP Shareholders. The Independent Expert’s Report is set out in Appendix 2 of this Circular. 2.6 Taxation consequences for Shareholders Section 9 sets out the general tax consequences of Unification for certain Shareholders and ADS Holders. You should read Section 9 of this document. If you are in any doubt as to your tax position, you should contact your professional adviser. 2.7 Further information This Circular has important additional information which you should read. You are advised to read this entire document and not just rely on this summary. If you require assistance in understanding the matters raised in this document, you may call the Shareholder Information Line. For legal reasons, the Shareholder Information Line will not provide advice on the merits of Unification or give any legal, financial or taxation advice. 18 BHP SHAREHOLDER CIRCULAR

3 What you need to do

3 What you need to do 3.1 Read this document in full Before making any decision on how to vote on the Unification Resolutions you should read this document in full, including the advantages, disadvantages and risks of Unification. There are answers to questions you may have about Unification in Section 4. 3.2 Vote on the resolutions at the relevant Shareholder Meeting Your vote is important. By voting, you are involved in the future of BHP. The Board considers that Unification is in the best interests of Plc Shareholders as a whole, Limited Shareholders as a whole and BHP Shareholders as a whole, and recommends that you vote in favour of: – (if you are a Plc Shareholder) the Plc Resolutions to be proposed at the Plc Meetings; and – (if you are a Limited Shareholder) the Limited Resolutions to be proposed at the Limited GM, by taking the actions below and as outlined in the Notices of Meeting. It is important that Plc Shareholders vote on the Plc Scheme and the Plc Resolutions and the Limited Shareholders vote on the Limited Resolutions. In particular, it is important for the Plc Scheme Meeting that as many votes as possible are cast so that the Court may be satisfied that the vote is a fair representation of Plc Shareholder opinion. 3.2.1 How the voting on the Unification Resolutions works Plc Shareholders and Limited Shareholders will vote separately and will vote only on the resolutions relevant to each of them at their respective Shareholder Meetings. However, for Unification to proceed, all of the Unification Resolutions must be passed. Unification requires the support of both Limited and Plc Shareholders. Voting on each Unification Resolution will be by way of a poll and not on a show of hands. 3.2.2 Notices of Shareholder Meetings Appended to this Circular are notices convening the Shareholder Meetings of: – Limited Shareholders to vote on the Limited Resolutions set out in the Notice of Limited GM, which will be held at 6:00pm (AEDT) on Thursday, 20 January 2022 at the Grand Hyatt, 123 Collins St, Melbourne VIC 3000, Australia. – Plc Shareholders to vote on the Plc Resolutions set out in the: – Notice of Plc Scheme Meeting, which will be held at the later of 10:00am (GMT) or the conclusion or adjournment of the Limited GM on Thursday, 20 January 2022 at 133 Houndsditch, London EC3A 7BX, United Kingdom; and – Notice of Plc GM, which will be held at the later of 10:30am (GMT) or the conclusion or adjournment of the Plc Scheme Meeting on the same date and at the same venue as the Plc Scheme Meeting. Please read the Notices of Meeting carefully as these contain details of the arrangements and voting procedures for the Shareholder Meetings. If you have any questions about this Circular, the Shareholder Meetings or are in any doubt as to how to submit your proxies electronically or complete your Proxy Forms, please contact the Shareholder Information Line in accordance with the details in Section 3.4. Please note that Computershare cannot provide advice on the merits of Unification or the Plc Scheme or give any financial, legal or tax advice. 3.2.3 Arrangements for Shareholder Meetings Summary Limited Shareholders may attend the Limited GM in person or vote by appointing a proxy, attorney or corporate representative. A live webcast will also be available on BHP’s website at https://web.lumiagm.com/359-037-399. 20 BHP SHAREHOLDER CIRCULAR

3.2 Vote on the resolutions at the relevant Shareholder Meeting continued Plc Shareholders may attend the Plc Meetings in person or vote by appointing a proxy, attorney or corporate representative. A live webcast will also be available at https://web.lumiagm.com/123-885-895. Plc Shareholders can use the same link for both Plc Meetings and do not need to close their browser or log out between the meetings. For the Plc Scheme Meeting, BHP has also made arrangements such that Plc Shareholders can view and participate online via the Virtual Meeting Platform. Further details of how to access the Virtual Meeting Platform are set out in the following section and in the Virtual Meeting Guide, which is available on BHP’s website at www.bhp.com/PlcSchemeMeeting. While Shareholders will be permitted to attend the Shareholder Meetings in person if they are entitled to (subject to any applicable Covid-19 restrictions then in force), Shareholders are encouraged to lodge a directed proxy (and are encouraged to appoint the ‘Chair of the Meeting’ as their proxy) in case it becomes necessary or appropriate for Plc or Limited (as applicable) to make alternative arrangements for the holding or conduct of the Shareholder Meetings. If any other person is appointed as proxy and Covid-19 restrictions are introduced which affect the holding of the Shareholder Meetings, that proxy may not be permitted to attend the relevant Shareholder Meeting in person. Any changes to the arrangements for the Shareholder Meetings will be communicated to Shareholders before the relevant Shareholder Meetings, including through BHP’s website at www.bhp.com/unify and by announcement on the relevant stock exchange(s). Questions In addition, Shareholders can submit written questions in advance of the Shareholder Meetings online as follows: – Limited GM: at www.bhp.com/LimitedEGM by Thursday, 13 January 2022; – Plc Scheme Meeting: at www.bhp.com/PlcSchemeMeeting by Thursday, 13 January 2022; and – Plc GM: at www.bhp.com/PlcGM by Thursday, 13 January 2022. For the Plc Scheme Meeting only, Plc Shareholders may also submit written questions online via the Virtual Meeting Platform during the Plc Scheme Meeting. The Chair of the Board will endeavour to ensure that relevant matters relating to the formal business of the Shareholder Meetings are addressed appropriately in the relevant Shareholder Meeting, unless no response is required to be provided under the Corporations Act (in the case of the Limited GM) or the Companies Act 2006 (in the case of the Plc Meetings) or the provision of a response would, at the Chair of the Board’s discretion, otherwise be undesirable in the interests of BHP or the properly and orderly conduct of the relevant Shareholder Meeting. Plc Meetings BHP remains firmly committed to encouraging shareholder engagement on the business of the Plc Meetings and Unification. As such, Plc Shareholders (and their proxies and/or corporate representatives) will be given the opportunity (regardless of whether such Plc Shareholders have appointed a proxy or corporate representative and/or submitted a voting instruction in advance) to attend, view and listen to the proceedings, submit written questions, raise any comments or opinions and/or vote (once the Chair of the Plc Scheme Meeting has opened the poll) at the Plc Scheme Meeting online via the Virtual Meeting Platform (of which further details can be found in the Virtual Meeting Guide, available on BHP’s website at www.bhp.com/PlcSchemeMeeting). Plc Shareholders may also view a live webcast of the Plc GM at https://web.lumiagm.com/123-885-895. Access to the Virtual Meeting Platform for the Plc Scheme Meeting will be available from 9:00am (GMT) on Thursday, 20 January 2022. Plc Shareholders who view and participate in the Plc Scheme Meeting prior to the Plc GM can simply stay logged in to view the webcast of the Plc GM when it starts. Unlike for the Plc Scheme Meeting immediately prior, Plc Shareholders will not be permitted to submit written questions, raise comments or opinions or vote online during the Plc GM. The appointment of a proxy (by any procedure described in this Circular, the Notices of Meeting or the Proxy Forms) will not prevent Plc Shareholders (or their duly appointed proxies and/or corporate representatives) from attending and voting at the Plc Meetings in person (or, in the case of the Plc Scheme Meeting only, online via the Virtual Meeting Platform). 21 BHP SHAREHOLDER CIRCULAR

3 What you need to do 3.2 Vote on the resolutions at the relevant Shareholder Meeting continued Plc Scheme Meeting – Instructions for accessing the Virtual Meeting Platform Plc Shareholders can access the Virtual Meeting Platform using a web browser, on any PC or PC equivalent or smartphone device. The web browser must be compatible with the latest browser versions of Chrome, Firefox, Edge and Safari. Please access the Virtual Meeting Platform by entering the following URL in your browser: https://web.lumiagm.com/123-885-895. The meeting ID for the Plc Meetings is 123-885-895. Access to the Plc Scheme Meeting via the Virtual Meeting Platform will be available from 9:00am (GMT) on Thursday, 20 January 2022. Voting will not be enabled until the Chair of the Plc Scheme Meeting opens the poll. The username is each Plc Shareholder’s Shareholder Reference Number (“SRN”) and PIN. These can be found printed on the relevant Proxy Form. If you are unable to access your SRN or PIN or if you wish to appoint a proxy to attend the Plc Scheme Meeting online on your behalf, please contact Computershare using the details set out in Section 3.4. If your shares are held by a nominee and you wish to participate in the business of the Plc Scheme Meeting online via the Virtual Meeting Platform, you will need to contact your nominee immediately. Duly appointed proxies and corporate representatives should e-mail a scanned copy of their letter of representation and shareholder reference number to corporate-representatives@computershare.co.uk by no later than 48 hours before the start of the Plc Scheme Meeting in order to obtain a unique username and PIN to use to access the Plc Scheme Meeting. During the Plc Scheme Meeting, you must ensure you are connected to the internet at all times in order to participate in the business of the meeting and to submit written questions, raise comments or opinions and/or vote when the Chair opens the poll. Therefore, it is your responsibility to ensure connectivity for the duration of the Plc Scheme Meeting via your wireless or other internet connection. The Virtual Meeting Guide contains further information on accessing and participating in the Plc Scheme Meeting online via the Virtual Meeting Platform and is available on BHP’s website at www.bhp.com/PlcSchemeMeeting. 3.2.4 How to cast your vote on the Unification Resolutions All Shareholders may vote on the Unification Resolutions by: – attending and voting at the relevant Shareholder Meeting in person (and/or in the case of the Plc Scheme Meeting only, online via the Virtual Meeting Platform); – appointing an attorney or, in the case of corporate shareholders, a corporate representative to attend and vote at the relevant Shareholder Meeting in person (and/or in the case of the Plc Scheme Meeting only, online via the Virtual Meeting Platform); or – appointing a proxy to attend and vote at the relevant Shareholder Meeting in person (and/or in the case of the Plc Scheme Meeting only, online via the Virtual Meeting Platform) on their behalf. Please note that, whilst Plc Shareholders can attend and vote at the Plc Meetings in person (subject to the Covid-19 measures and restrictions then in place) and can also view and participate in the Plc Scheme Meeting online via the Virtual Meeting Platform (even if a proxy appointment or voting instruction is submitted in advance), Plc Shareholders will NOT be permitted to attend, or vote at, the Plc GM online. Accordingly, Plc Shareholders who cannot attend the Plc GM in person but who wish to vote on the business of the Plc GM should do so by appointing a proxy (encouraged to be the ‘Chair of the meeting’), together with a discretionary or specified voting instruction) and should ensure that they submit their proxies as soon as possible and in any event in sufficient time in advance of the relevant deadline for submission of Proxy Forms set out in Section 12. Alternatively, they may appoint an attorney or corporate representative to attend on their behalf. Separate voting procedures apply to the ADS Holders. The Plc ADS Depositary and Limited ADS Depositary will circulate to the applicable ADS Holders a depositary notice and related ADS voting instructions that detail the manner in which such voting instructions may be delivered to the applicable ADS Depositary. Shareholders and ADS Holders are each advised to take care to ensure that they follow the correct voting procedures which are included in the respective Notices of Meeting. 22 BHP SHAREHOLDER CIRCULAR

3.2 Vote on the resolutions at the relevant Shareholder Meeting continued Shareholders are strongly encouraged to appoint the ‘Chair of the meeting’ as their proxy for each of the Shareholder Meetings. Detailed instructions on how to submit a Proxy Form are set out in the Notices of Meeting in Appendices 4, 5 and 6 of this Circular and on the Proxy Form itself. If you are entitled to cast two or more votes, you may appoint up to two proxies. A proxy need not be a shareholder and can be an individual or a body corporate. Each proxy will have the right to vote on a poll. If you wish to appoint more than one proxy in respect of your shareholding you must complete a separate Proxy Form for each proxy appointed. Call the Registrar if you need an additional Proxy Form. Even if you lodge a Proxy Form, you can still attend the relevant Shareholder Meeting and vote in person. In particular, it is important that as many votes as possible by the Plc Shareholders are cast at the Plc Scheme Meeting so that the Court can be satisfied that the vote is a fair representation of Plc Shareholder opinion. 3.3 If you are a Small Plc Shareholder, choose whether to have your New Limited Shares sold through the Sale Facility Certain Plc Shareholders with a registered address in specified jurisdictions and an aggregated holding of Plc Shares equal to the Small Plc Shareholder Threshold (400 Plc Shares or such other amount as BHP may determine in its discretion) or less are eligible to participate in the Sale Facility. If you are such a Small Plc Shareholder, you may elect to have all of the New Limited Shares that you are entitled to receive in that form (in the case of Small Plc South African Branch Register Shareholders) or in the form of Limited DIs (in the case of Small Plc UK Register Shareholders) as a result of Unification sold on your behalf and receive the proceeds without being charged any brokerage costs. It is not possible to elect to participate in the Sale Facility in respect of only part of your entitlement to Limited Shares or Limited DIs (as applicable). Any Sale Facility Election Forms completed on the basis of a partial holding will not be valid. To determine whether you are a Small Plc Shareholder, please carefully read Section 8.3.6. Information on how to participate in the Sale Facility is set out below and in Section 8.3.7. Details, including the terms and conditions, of the Sale Facility are set out in Section 8.3.7 and (for Small Plc UK Register Shareholders only) the UK Sale Facility T&Cs (which are available on BHP’s website at www.bhp.com/unify). 3.3.1 Plc Shareholders on the Plc UK Share Register Please read carefully the UK Sale Facility T&Cs (including Section 8.3.7 as applicable) and the UK Sale Facility Election Form (each of which is available on BHP’s website at www.bhp.com/unify) for details of how, and the terms and conditions on which, the Sale Facility is offered to and administered in respect of Small Plc UK Register Shareholders. Participation If you are a Small Plc UK Register Shareholder (i.e. a holder of Plc Shares in certificated form on the Plc UK Share Register (i.e. not in CREST)), to participate in the Sale Facility you must correctly complete and return the UK Sale Facility Election Form by post to the Computershare UK address stated on that form. If you are eligible to participate in the Sale Facility and have not received a hard copy of the UK Sale Facility Election Form this can be downloaded from BHP’s website at www.bhp.com/unify. Computershare UK must receive this form by the UK Sale Facility Election Deadline of 11:00am (GMT) on Friday, 28 January 2022. Any such elections received after the UK Sale Facility Election Deadline will be invalid. Further information regarding how to make a valid election to participate in the Sale Facility is set out in Section 8.3.7 and the SA Sale Facility T&Cs. 23 BHP SHAREHOLDER CIRCULAR

3 What you need to do 3.3 If you are a Small Plc Shareholder, choose whether to have your New Limited Shares sold through the Sale Facility continued If you are a Plc Shareholder who holds your interest through CREST, you are not eligible to participate in the Sale Facility, regardless of the size of your shareholding. For further information, see the UK Sale Facility T&Cs (including Section 8.3.7), made available on BHP’s website at www.bhp.com/unify. Amendment, revocation and withdrawal of an election If you are a Small Plc UK Register Shareholder and you wish to amend, revoke or withdraw a Sale Facility Election Form, your amendment, revocation or withdrawal request in writing must be received by Computershare UK by the UK Sale Facility Election Deadline of 11:00am (GMT) on Friday, 28 January 2022. Any such requests received after the UK Sale Facility Election Deadline will be invalid. All written requests to amend, revoke or withdraw an election should contain the Small Plc Shareholder’s unique shareholder reference number and their full name and address. All registered holders of the relevant Plc Shares must sign the request. 3.3.2 Plc Shareholders on the Plc South African Branch Register Please read carefully the SA Sale Facility T&C’s (including Section 8.3.7 as applicable) and, in the case of certificated Small Plc Shareholders on the Plc South African Branch Register, the SA Surrender, Election and Transfer Form (which is available on BHP’s website at www.bhp.com/unify) for details of how, and the terms and conditions on which the Sale Facility is offered to and administered in respect of Small Plc South African Branch Register Shareholders. Participation If you are a Small Plc South African Branch Register Shareholder who holds Plc Shares on the Plc South African Branch Register in certificated form, to participate in the Sale Facility you must correctly complete and return the SA Surrender, Election and Transfer Form by post to the Computershare SA address stated on that form. If you are eligible to participate in the Sale Facility and have not received a hard copy of the SA Surrender, Election and Transfer Form, this can be downloaded from BHP’s website at www.bhp.com/unify. Computershare South Africa must receive this form by the SA Sale Facility Election Deadline of 12:00pm (SAST) on Wednesday, 2 February 2022. If you are a Small Plc South African Branch Register Shareholder who holds Plc Shares in dematerialised form through STRATE, you should ensure that your CSDP or broker makes an election on your behalf in accordance with the terms of the mandate with your CSDP or broker. Your CSDP or broker will have to ensure that Computershare South Africa receives your election by the SA Sale Facility Election Deadline of 1:00pm (SAST) on Wednesday, 2 February 2022. If you are a qualifying dematerialised shareholder you are required to notify your CSDP or broker of your Sale Facility election in the manner and time stipulated in the agreement governing the relationship between you and your CSDP or broker. Any elections received after the SA Sale Facility Election Deadline will be invalid. Further information regarding how to make a valid election to participate in the Sale Facility is set out in Section 8.3.7 and the SA Sale Facility T&Cs. Amendment, revocation and withdrawal of an election If you are a Small Plc South African Branch Register Shareholder who holds Plc Shares in certificated form on the Plc South African Branch Register and you wish to amend, revoke or withdraw a Sale Facility Election Form, your amendment, revocation or withdrawal request in writing must be received by Computershare South Africa by the SA Sale Facility Election Deadline of 12:00pm (SAST) on Wednesday, 2 February 2022. Any such requests received after the SA Sale Facility Election Deadline will be invalid. 24 BHP SHAREHOLDER CIRCULAR

3.3 If you are a Small Plc Shareholder, choose whether to have your New Limited Shares sold through the Sale Facility continued If you are a Small Plc South African Branch Register Shareholder who holds Plc Shares in dematerialised form on the Plc South African Branch Register, you will need to advise your CSDP or broker if you wish to amend, revoke or withdraw a Sale Facility instruction. Any such amendment, revocation or withdrawal should be made by you within the election timetable that the CSDP or broker has provided you but your CSDP or broker will have to ensure that Computershare South Africa receives your amendment, revocation or withdrawal request by the SA Sale Facility Election Deadline of 1:00pm (SAST) on Wednesday, 2 February 2022. Any such requests received after the SA Sale Facility Election Deadline will be invalid. All written requests to amend, revoke or withdraw an election should contain the Small Plc Shareholder’s unique shareholder reference number and their full name and address. All registered holders of the relevant Plc Shares must sign the request. 3.4 Shareholder Information Line and BHP website If you have questions in relation to this document or Unification, please call the Shareholder Information Line on the numbers set out below. The Shareholder Information Line will not provide advice on the merits of Unification or give any legal, financial or taxation advice. It will only provide general information on Unification. You should consult your stockbroker, financial adviser, solicitor, accountant and/or other independent professional adviser if you need advice relevant to your personal situation. For further information, visit the BHP website at www.bhp.com/unify, which also displays a copy of the UK Prospectus. 3.4.1 Limited Shareholders – 1300 145 825 (within Australia) on weekdays between 8:30am and 7:30pm (AEDT); – +61 3 9946 4423 (international) on weekdays between 8:30am and 7:30pm (AEDT). 3.4.2 Plc Shareholders Plc UK Share Register – 0344 472 7001 (within the United Kingdom) on weekdays between 8:30am and 5:30pm (GMT); – +44 344 472 7001 (international) on weekdays between 8:30am and 5:30pm (GMT). Plc South African Branch Register – +27 11 370 5000 or 086 110 0634 (within South Africa) on weekdays between 8:00am and 4:30pm (SAST); – +27 11 870 8216 (international) on weekdays between 8:00am and 4:30pm (SAST). 3.4.3 ADS Holders – +1 (877) 278-4751 (within the United States) on weekdays between 9:00am and 9:00pm (EST). – +1 (781) 575-2137 (international) on weekdays between 9:00am and 9:00pm (EST). 25 BHP SHAREHOLDER CIRCULAR

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4 Frequently asked questions

4 Frequently asked questions Question Answer More information Unification What is Unification? Unification is the proposed reorganisation of the BHP Group to remove the existing DLC Structure. Limited will become the sole parent company of the BHP Group by acquiring all the ordinary shares in Plc. You have received this Circular because you are a shareholder of either Limited or Plc and it is important that you vote on the Unification proposal. Section 2 Why has Unification been proposed by the BHP Board? Recently, a number of factors relating to the benefits and costs of Unification have changed. Accordingly, the Directors now believe that it is the right time for the DLC Structure to be replaced with a simpler corporate structure in which there is one parent company of the BHP Group with a single set of shareholders. Sections 2.2.1 and 5.1 What is the impact of Unification on the BHP Group and its operations? Unification will not alter the BHP Group’s underlying assets or operations, and there will be no change to BHP’s Board composition, Executive Leadership Team or corporate presence. Unification will also not change BHP’s financial position, credit rating, future earnings or cash flows, dividend policy, or ability to distribute fully franked dividends. Although BHP will cease to have a premium LSE listing following Unification, it will be listed on the standard segment of LSE’s Main Market. It will also maintain a secondary listing on the JSE and a NYSE-listed ADR program. Sections 2.1.3 and 5.2 What is the impact of Unification on my BHP shareholding? – Plc Shareholders: If Unification is implemented you will receive one Limited Share in exchange for each Plc Share held (this applies to all Plc Shareholders even if you do not vote, or vote against, the relevant Unification Resolutions). – Limited Shareholders: There will be no change to your shareholding as a result of Unification. – Plc ADS Holders: If Unification is implemented, you will receive a New Limited ADS for each Plc ADS held. – Limited ADS Holders: There will be no change to your holding as a result of Unification. Sections 8 and 11.4 28 BHP SHAREHOLDER CIRCULAR

Question Answer More information Unification continued In what form will I receive New Limited Shares? – If you hold Plc Shares on the Plc UK Share Register, you will receive Depositary Interests (or DIs) (through CREST, either directly to your CREST account or through the CSN Facility) that can be used to settle the trading of Limited Shares on the LSE (unless you hold certificated Plc Shares and are resident outside a Permitted Jurisdiction, in which case you will receive Limited Shares that can be traded on the ASX, or you are a Selling Shareholder). – If you hold Plc Shares through STRATE (in dematerialised form) or in certificated form on the Plc South African Branch Register, following the initial issuance of your New Limited Shares to Computershare Nominees as nominee, your appointed CSDP or broker’s account will be credited with a beneficial entitlement to New Limited Shares, which can be traded on the JSE (unless you are a Selling Shareholder). – If you hold Plc ADSs, you will receive New Limited ADSs that can be traded on the NYSE. Sections 2.4.2 and 8.3.2. What are DIs and how do I trade in them? – A DI is a dematerialised depositary interest representing an entitlement to non-UK securities. A DI enables a holder to hold, transfer and settle transactions within CREST, being the UK settlement system on the LSE, and may be managed in the same way that you manage your shares through CREST. – Securities of issuers domiciled outside the UK, such as Limited, cannot be held or settled directly in CREST. Limited is therefore intending to enter into arrangements to enable shareholders to hold, and settle transfers of, Limited Shares through CREST in the form of Limited DIs. Each Limited DI represents an entitlement to one underlying Limited Share. Limited Shares will, however, be the security traded on the LSE, and Limited DIs will be transferred in CREST to settle those trades. Sections 11.4 and 11.6 29 BHP SHAREHOLDER CIRCULAR

4 Frequently asked questions Question Answer More information Unification continued How do I know whether I am a Plc Shareholder on the Plc UK Share Register or on the Plc South African Branch Register? The last communication (such as your dividend payment or voting instruction form) which you received from the Registrar will help you to identify this. It will either have been sent by Computershare South Africa, to indicate that you hold the shares on the Plc South African Branch Register, or Computershare UK to indicate that you hold the shares on the Plc UK Share Register. If you hold your shares through an intermediary, such as a bank or stockbroker, then you will need to confirm with them. Contact the Registrar or (if applicable) your intermediary Following Unification, how do I exercise rights in relation to my Limited Shares? Section 11.5 outlines information relating to holding Limited Shares following Unification, including: – how to move Limited Shares between Limited’s different share registers; – how you will receive communications from BHP; – attending and voting at shareholder meetings; and – receipt of dividend payments. Section 11.5 Shareholder participation Which Shareholders are eligible to vote in Unification? Shareholders on the applicable register at the Voting Entitlement Time will be eligible to vote. The Voting Entitlement Time is: – Plc Shareholders: 6pm (GMT) on Tuesday, 18 January 2022. – Limited Shareholders: 7pm (AEDT) on Tuesday, 18 January 2022. Section 8.3.1 What action do I need to take in respect of my BHP Shares? – Limited Shareholders: You are encouraged to vote at the Limited GM. – Plc Shareholders: You are encouraged to vote at the Plc Scheme Meeting and the Plc GM. Please read Section 3.2 and the Notices of Meeting for details of how to vote at the Shareholder Meetings. Sections 3.2 and 8.2 30 BHP SHAREHOLDER CIRCULAR

Question Answer More information Shareholder participation continued Can I elect for my New Limited Shares to be sold through the Sale Facility? If you are a Plc Shareholder: – who is: – a certificated holder on the Plc UK Share Register (i.e. not in CREST); or – a holder on the Plc South African Branch Register (whether certificated or uncertificated); and – who neither resides in the United States nor acts for the account or benefit of persons who reside in the United States; and – whose registered address is in a Permitted Jurisdiction (in the case of Small Plc UK Register Shareholders only); and – who holds an aggregate amount of Plc Shares equal to or less than the Small Plc Shareholder Threshold (400 Plc Shares or such other amount as BHP may determine in its discretion) as at the Plc Scheme Record Time, you may elect to have the New Limited Shares to which you would otherwise be entitled sold via the Sale Facility. The cash proceeds from the sale, will be remitted to you following the sale (without you being charged any brokerage costs). Sections 8.3.5 and 8.3.6 31 BHP SHAREHOLDER CIRCULAR

4 Frequently asked questions

Question	Answer	More information
Shareholder voting		
Where and when are the Shareholder Meetings?	Any changes to the arrangements for the Shareholder Meetings (including as a result of the Covid-19 situation) will be communicated to Shareholders before the relevant Shareholder Meetings, including through BHP's website at www.bhp.com/unify and by announcement on the relevant stock exchange(s). – Limited Shareholders: The Limited GM will be held on Thursday, 20 January 2022 at the Grand Hyatt, 123 Collins St, Melbourne VIC 3000, Australia. The Limited GM will start at 6pm (AEDT). A live webcast of the Limited GM will be available online at https://web.lumiagm.com/359-037-399. – Plc Shareholders: The Plc Meetings will be held on Thursday, 20 January 2022 at 133 Houndsditch, London EC3A 7BX, United Kingdom. The Plc Scheme Meeting will start at the later of 10am (GMT) or the conclusion or adjournment of the Limited GM and the Plc GM will start at the later of 10:30am (GMT) or the conclusion or adjournment of the Plc Scheme Meeting. A live webcast of the Plc Meetings will be available online at https://web.lumiagm.com/123-885-895. Plc Shareholders will also be able to view and participate in the Plc Scheme Meeting using the Virtual Meeting Platform. Please refer to Section 3.2 and the Virtual Meeting Guide, which is available on BHP's website at www.bhp.com/PlcSchemeMeeting for details.	Sections 3.2 and 8 and the Notices of Meeting in Appendices 4, 5 and 6 of this Circular
What is the deadline for submitting my Proxy Form?	The Proxy Forms must be lodged with Computershare by no later than the following: – the Limited GM Proxy Form by 6pm (AEDT) on Tuesday, 18 January 2022; – the Plc Scheme Meeting Proxy Form by 10am (GMT) on Tuesday, 18 January 2022; and – the Plc GM Proxy Form by 10:30am (GMT) on Tuesday, 18 January 2022. If any of the Shareholder Meetings are adjourned, the relevant proxy form must be lodged no later than 48 hours before the time and date set for the adjourned meeting. If Plc Shareholders have not lodged their Plc Scheme Meeting Proxy Form in accordance with the deadline set out above, for the Plc Scheme Meeting only (but NOT the Plc GM), they may hand the Plc Scheme Meeting Proxy Form only (but NOT the Plc GM Proxy Form) to the Registrar or the Chair of the Plc Scheme Meeting, before the start of the Plc Scheme Meeting (or any adjournment of that meeting).	Section 8 and the Notices of Meeting in Appendices 4, 5 and 6 of this Circular

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Question Answer More information Tax considerations What are the taxation implications of Unification for Shareholders? Section 9 sets out the taxation implications for certain Shareholders and ADS Holders that are tax resident in Australia, the United Kingdom, South Africa or the United States in respect of Unification. No information is specifically provided in relation to Shareholders resident in other jurisdictions. The information is expressed in general terms and does not constitute taxation advice in respect of the particular circumstances of any Shareholder. It is recommended that you seek your own specific taxation advice for your individual circumstances. Section 9 Other information If you have further questions If you have further questions, it is recommended that you: – contact your stockbroker, financial adviser, solicitor, accountant and/or other independent professional adviser; – visit the BHP website at www.bhp.com/unify; or – call the Shareholder Information Line (details of which are provided in Section 3.4 including in the UK 0344 472 7001, Australia 1300 145 825 and South Africa +27 11 370 5000 or 086 110 0634). Section 3.4 33 BHP SHAREHOLDER CIRCULAR

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5 Important considerations for Shareholders

5 Important considerations for Shareholders This Section discusses the basis for the Board’s decision to pursue Unification now and the key consequences of Unification for BHP and its Shareholders, including the principal advantages, disadvantages and risks. Having carefully assessed these factors, the Directors consider that the expected advantages of Unification outweigh its expected disadvantages and risks, and that Unification is in the best interests of Plc Shareholders as a whole, Limited Shareholders as a whole and BHP Shareholders as a whole. 5.1    Basis for the Unification proposal BHP has been focused on organisational simplification for some time. This has encompassed improvements in systems and procedures, development (and application) of policies and decision-making frameworks, and changes to the asset portfolio (such as the demerger of South32, exit from Onshore US Shale and the planned Petroleum Transaction and divestment of its interests in Cerrejón and BHP Mitsui Coal). In this context, BHP regularly reviews the rationale for, and the effectiveness of, the DLC Structure. These reviews assess whether the DLC remains the best structure to position BHP for future growth and to achieve its strategic objectives. Although BHP has consistently recognised the simplification benefits of Unification, previous analysis concluded that the benefits would likely be outweighed by the costs. However, a number of factors relating to the benefits and costs of Unification have changed recently, including the following: (a) Advantages from greater strategic flexibility: Evolving global dynamics, including decarbonisation of energy sources, population growth and the drive for higher living standards in the developing world, mean that it is increasingly important for BHP to identify and pursue the right opportunities in future facing commodities such as copper, nickel and potash. Unification will enhance BHP’s strategic flexibility by enabling it to undertake certain transactions more simply and efficiently. In the near term, Unification will facilitate a simpler separation of Petroleum, if completed (see Section 5.3.2). (b) Increased Plc reliance on DLC Dividend Share payments to fund dividends: Under the DLC Structure, Limited and Plc are required to pay the same per share cash dividends to their Shareholders. Historically, both Limited and Plc were able to fully fund dividends from their own earnings. However in recent years, with the reduction in Plc’s earnings (from around 40 per cent of BHP Group earnings when the DLC was formed to less than 5 per cent in FY 2021 due to the divestment of Plc assets and changes in commodity prices) and the growth in BHP’s dividends, significant dividend payments have been made from Limited to Plc via the DLC Dividend Share. The dividends paid on the DLC Dividend Share contribute to Plc’s cash and distributable reserves, which Plc uses to pay dividends. Under the DLC Structure these fully franked DLC Dividend Share payments from Limited to Plc would be expected to continue (see Section 5.3.3). (c) Reduced transaction costs: The estimated transaction costs associated with Unification have reduced by approximately US$1.2 billion in recent years, predominantly due to: – BHP Group’s restructure of its ownership of BHP Billiton Marketing AG following the settlement of a transfer pricing dispute with the ATO in November 2018. As a result, there is not expected to be any material change in tax payable by the BHP Group as a result of Plc subsidiaries becoming controlled foreign companies of Limited following Unification; and – changes in market conditions for thermal coal and the New South Wales Energy Coal (NSWEC) mine plan, resulting in the BHP Group revising its assessment of the likelihood of recovering the tax losses which are currently available to reduce income generated by NSWEC. The change in future tax payable and reduction in value of the tax attributes of the BHP Group resulting from the events described above has already occurred, and accordingly the estimated costs of Unification no longer include the impact of these events. One-off estimated transaction costs are now expected to be between US$350 million and US$450 million. As a result of these developments, the Directors now believe that it is the right time for the DLC Structure to be replaced with a simpler corporate structure. 36 BHP SHAREHOLDER CIRCULAR

5.2 Particular outcomes of Unification 5.2.1 Unification will not change BHP’s fundamentals Unification will not change BHP’s underlying assets or operations. In particular, other than as set out in this Circular, Unification will not change BHP’s: – Board composition, Executive Leadership Team or corporate presence; – financial position, credit ratings, future earnings or cash flow generation; – capital allocation framework, dividend policy or ability to distribute fully franked dividends; or – total number of issued ordinary shares or the proportionate economic interests of Limited Shareholders and Plc Shareholders in BHP. 5.2.2 BHP will retain key secondary listings Although BHP will cease to have a premium LSE listing following Unification, it will have a listing on the standard segment of LSE’s Main Market. It will also maintain a secondary listing on the JSE and a NYSE-listed ADR program, allowing investors to buy or sell BHP Shares (in the form described below) on the respective exchanges. BHP considers that a listing on the standard segment of the LSE’s Main Market is appropriate given its primary ASX listing and Limited’s ineligibility for inclusion in the FTSE UK Index Series (see Section 5.4.2). Adoption of a standard LSE listing is consistent with the approach taken by the majority of non-UK companies with primary listings outside of the UK. In addition to its primary ASX listing, BHP Shares will trade on the LSE and settle in the form of Limited DIs (being depositary interests), the JSE through STRATE in electronic form as dematerialised or uncertificated shares and the NYSE in the form of Limited ADSs (see Sections 2.4.2 and 8.3.2 for further details). As Limited will continue to have ADSs listed on the NYSE it will continue to be subject to the reporting and governance obligations under the US Exchange Act, the US Sarbanes-Oxley Act and NYSE listing standards applicable to it as a foreign private issuer. 5.2.3 Unification may result in increased trading in BHP Shares Unification may result in increased trading in BHP Shares in the period leading up to and in the short term following Implementation, including as a result of stock exchange indexation changes (see Sections 5.3.5 and 5.4.2). The significant liquidity of trading in BHP’s Shares, and the liquidity of trading on the ASX and the LSE generally, are expected to help absorb this increased trading and the expected transition in ownership of BHP Shares. In the year to 30 November 2021, on average US$9.6 billion worth of Limited Shares (approximately 10 per cent of its issued capital) and US$8.9 billion worth of Plc Shares (approximately 14 per cent of its issued capital) were traded per month. 37 BHP SHAREHOLDER CIRCULAR

5 Important considerations for Shareholders 5.3 Advantages of Unification The principal advantages of Unification are set out below. 5.3.1 Simplification While the DLC does not materially impact BHP’s day-to-day operations, Unification will eliminate the inefficiencies and complexities of the DLC Structure and will be a further step towards a simpler, leaner, more agile and more efficient BHP. The table below illustrates these benefits. BHP DLC Structure BHP Post-Unification – Two Boards (with the same directors), separate shareholder meetings and two sets of applicable company law and corporate governance requirements – Two sets of shareholders, two different forms of shares (trading at different prices) and two ADR programs – Two parent companies, located in different countries, required to pay matching dividends under the DLC arrangements to two sets of shareholders – One Board, single shareholder meeting and one set of company law and governance rules and principles – One set of shareholders, one share price and one ADR program – One parent company, located in one country, which pays distributions to one set of shareholders Unification will free up resources and management time, allowing a greater focus on BHP’s strategic objectives. Unification will also result in BHP having a corporate structure that is easier for investors and other stakeholders to understand. 5.3.2 Strategic flexibility Unification will enable BHP to undertake certain transactions more simply and efficiently than it can under the DLC Structure. This will improve BHP’s flexibility to continue to reshape its portfolio, including increasing its exposure to future facing commodities. Examples of transactions that will be simpler to execute following Unification are set out below. While these types of transactions are possible under the DLC Structure, they are more complicated and may take longer to execute than would be the case under a unified corporate structure. This could disadvantage BHP, particularly in situations where speed of execution is important. Demergers The DLC Structure requires Limited and Plc Shareholders to be treated equally in any demerger transaction. The most straightforward way to achieve this is for shares in the demerging entity to be distributed to both Limited and Plc Shareholders on a pro rata basis. However, this method is complex under a DLC Structure as any distribution by Plc to Plc Shareholders consumes Plc’s distributable reserves. Future large-scale demergers undertaken by BHP are therefore likely to require significant DLC Dividend Share dividend distributions from Limited to Plc to generate sufficient distributable reserves for Plc, which results in franking credits being paid to Plc as set out in Section 5.3.3. Following Unification, demergers will be simpler to execute, as only Limited will distribute shares in the demerging entity to a single set of shareholders. As described in more detail in Section 6.1, BHP has, separate from Unification, entered into the Petroleum Transaction under which BHP has agreed to merge its Petroleum business with Woodside in consideration for the issue of Woodside shares, which BHP will distribute to Shareholders. Under the DLC Structure, the distribution of Woodside shares to BHP shareholders would involve a distribution to both Limited and Plc Shareholders. This structure adds complexity, would consume Plc distributable reserves and may give rise to a requirement for additional DLC Dividend Share payments from Limited to Plc. Consistent with the position for demergers outlined above, BHP would prefer a simpler transaction whereby BHP distributes the Woodside shares received under the Petroleum Transaction to a single set of BHP Shareholders under a unified BHP. 38 BHP SHAREHOLDER CIRCULAR

5.3 Advantages of Unification continued Equity raisings The DLC Structure complicates the execution of rights issues, in particular their pricing, given the differential between the Limited and Plc share prices. Following Unification, any rights issue will involve an issue of one class of share (with a broadly equivalent trading price across stock exchanges) to one set of shareholders. BHP has no current plans to undertake an equity raising. 5.3.3 Elimination of the DLC dividend arrangements As set out in Section 5.1(b), under the DLC Structure, DLC Dividend Share payments from Limited to Plc would be expected to continue. Any dividends paid on the DLC Dividend Share from Limited to Plc must be franked to the same extent as dividends on Limited Shares, meaning that Limited is expected to continue to pay a material quantum of fully franked dividends to Plc. Plc cannot use those franking credits, nor can it distribute them to its shareholders. For example, in FY 2021 Plc dividends paid were US$3.3 billion while a US$3.5 billion dividend payment from Limited to Plc was made on the DLC Dividend Share. This DLC Dividend Share consumed US$1.5 billion of franking credits, which cannot be distributed to Plc Shareholders. Following Unification, Limited will be the sole parent company of the BHP Group. The DLC Dividend Share will be cancelled as part of Unification and, following Unification, all dividends paid by Limited will be paid directly to Limited Shareholders, including former Plc Shareholders who receive New Limited Shares. Franking credits which would have been transferred to and consumed by Plc on DLC Dividend Share dividends will instead be distributed on dividends to the larger Limited Shareholder base post-Unification. The extent to which BHP Shareholders as a whole can utilise franking credits distributed by BHP following Unification is uncertain, as it will depend on (amongst other things) the composition of BHP’s share register, the tax residency of BHP Shareholders and the individual tax circumstances of BHP Shareholders. These factors may change over time. While non-Australian tax resident holders of Limited Shares are not able to use franking credits, dividends paid by Limited will not be subject to Australian withholding tax to the extent that such dividends are declared by Limited to be franked dividends. To the extent that Limited Shares are held by, or sold to and bought by, Australian tax resident shareholders, those shareholders are expected to be able to use those franking credits. Further details are set out in Sections 9.3.4(j), 9.3.5(b) and 11.10. As noted in Section 5.2.1, BHP’s ability to distribute fully franked dividends will not change as a result of Unification. 5.3.4 Elimination of the share price differential as Plc Shares are exchanged for Limited Shares, creating a single global share price Although the DLC arrangements provide economic equivalency between Limited and Plc Shares, Plc Shares have generally traded at a lower price than Limited Shares. Figure 1 shows the price differential between Limited Shares and Plc Shares over the 10 years to 16 August 2021 (the day prior to the announcement of BHP’s intention to pursue Unification). On 16 August 2021, there was a 21 per cent differential between the Limited Share price and the Plc Share price on a common-currency basis. As at the Latest Practicable Date, the differential has significantly narrowed to 2 per cent. This decrease may reflect an expectation that Unification will proceed (resulting in the elimination of the share price differential). 39 BHP SHAREHOLDER CIRCULAR

5 Important considerations for Shareholders 5.3 Advantages of Unification continued Figure 1: Differential between Limited and Plc share prices 35% 30% 25% 20% 15% 10% 5% 0% Aug-11 Aug-12 Aug-13 Aug-14 Aug-15 Aug-16 Aug-17 Aug-18 Aug-19 Aug-20 Aug-21 Source: FactSet There are a number of potential explanations for the Limited and Plc share price differential, including market differences, difference in the profile of index constituents and the fact that only dividends on Limited Shares carry franking credits. In relation to market differences, the ASX has historically traded on a higher price-earnings multiple than the LSE. This is illustrated in Figure 2 which shows that, over the 10 years to 16 August 2021 (the day prior to the announcement of BHP’s intention to pursue Unification), the price-earnings multiple of the S&P/ASX 200 has been consistently higher than that of the FTSE 100. Figure 2: S&P/ASX 200 and FTSE 100 price-earnings multiples S&P/ASX 200 premium over FTSE 100 S&P/ASX 200 P/E FTSE 100 P/E Premium (LHS) (RHS) (RHS) P/E 50% 25x 40% 20x 30% 15x 20% 10x 10% 5x 0% 0x Aug-11 Aug-12 Aug-13 Aug-14 Aug-15 Aug-16 Aug-17 Aug-18 Aug-19 Aug-20 Aug-21 (10%) (5x) Source: FactSet. P/E multiples are based on consensus next 12 month earnings estimates. Following Unification, BHP Shares traded on the ASX, LSE and JSE will be interchangeable. As a result there are not expected to be any material differences in the respective share prices on each exchange (when adjusted for currency differences), including for the Limited Shares represented by ADSs traded on the NYSE. As such, the complexities associated with the existing share price differential will be eliminated. 40 BHP SHAREHOLDER CIRCULAR

5.3 Advantages of Unification continued In addition, unlike dividends currently paid on Plc Shares, dividends paid on the Limited Shares issued to the Plc Shareholders on Unification will be able to be franked. Australian tax resident holders who hold or acquire Limited Shares issued to Plc Shareholders are expected to be able to use those franking credits. 5.3.5 Limited’s S&P/ASX index weight will increase, which is likely to result in some buying of Limited Shares Limited’s weighting in S&P/ASX indices, including the S&P/ASX 200, is expected to increase, reflecting the additional number of Limited Shares on issue and therefore the greater market capitalisation of Limited. This is likely to result in increased demand for and buying of Limited Shares from Australian-focused institutional investors who actively or passively seek to track these indices (including those investors that have investment mandates linked to these indices). On the Latest Practicable Date, Limited constituted around 6 per cent of the S&P/ASX 200 and was a constituent in other indices. Over the past 20 years, Limited’s weighting in this index has varied from 4 per cent to 15 per cent. Assuming no change in Limited’s share price and the S&P/ASX 200 from the Latest Practicable Date, Limited’s S&P/ASX 200 index weight will increase to around 9 per cent on Unification. As a comparison, Commonwealth Bank of Australia currently has the largest S&P/ASX 200 index weighting at around 8 per cent and the combined index weight of the four largest Australian banks is around 20 per cent. Based on a consultation notice announced by S&P Dow Jones Indices on 17 November 2021, the full index upweight would occur in either one or two tranches. It is expected that either a full upweight would occur on or around the first day the New Limited Shares trade on the ASX, or a partial upweight would occur on or around this date and a second upweight would occur on a subsequent date to be announced by S&P Dow Jones. As at the Latest Practicable Date, this consultation is still underway. 5.4 Disadvantages of Unification The principal disadvantages of Unification are set out below. 5.4.1 Transaction costs The total transaction costs relating to Unification are estimated to be between US$350 million and US$450 million (pre-tax). These costs comprise: – estimated one-off stamp duties of US$272 million related to the UK and South Africa. This is based on certain circumstances and assumptions (including the Limited Share price and exchange rates as at the Latest Practicable Date) and may change, including as a result of movement in the BHP Share prices and exchange rates up to the Implementation Date; and – estimated one-off preparation and implementation costs of US$95 million, which includes stock exchange admission fees and financial, legal, tax and other adviser fees. Of these costs, approximately US$50 million to US$60 million is expected to be incurred even if Unification does not proceed (including costs already incurred as at the Latest Practicable Date), with the remaining costs only expected to be incurred if Unification completes. 5.4.2 BHP will no longer be part of the FTSE UK Index Series or have a premium LSE listing Plc is currently a constituent of the FTSE UK Index Series which includes the FTSE 100. As an Australian incorporated company, Limited will not satisfy the nationality requirements for inclusion in the FTSE UK Index Series post-Unification. Loss of inclusion in the FTSE UK Index Series, and certain other European indices, is likely to result in certain Plc Shareholders who actively or passively track these indices (including shareholders with investment mandates linked to these indices), choosing not to, or being unable to, hold Limited Shares following Unification. The result will be the sale of some Plc Shares pre-Unification and/or the sale of some Limited Shares post-Unification. 41 BHP SHAREHOLDER CIRCULAR

5 Important considerations for Shareholders 5.4 Disadvantages of Unification continued Following Unification, BHP will cease to have a premium listing on the LSE and will not be required to comply or explain non-compliance with the UK Corporate Governance Code. However, BHP (through Limited) will continue to have a primary listing on the ASX (as well as a standard listing on the LSE) and will continue to be subject to the ASX Listing Rules, ASX Corporate Governance Council Principles and Recommendations and the Corporations Act. In the US, BHP will continue to be subject to the reporting and governance obligations under the US Exchange Act, the US Sarbanes-Oxley Act and NYSE listing standards applicable to it as a foreign private issuer. The Board intends to continue to hold annual Non-Executive Director elections and will maintain its commitment to high standards of corporate governance. 5.4.3 There may be taxation implications for some Plc Shareholders Unification may result in certain Plc Shareholders incurring taxation costs on the disposal of their Plc Shares in exchange for New Limited Shares. The tax consequences of holding Limited Shares and receiving dividends from Limited (an Australian tax resident company) for some Plc Shareholders may differ from the tax consequences of holding Plc Shares and receiving dividends from Plc (a UK tax resident company). See Section 9.2 for further information. 5.4.4 Limited’s share capital will increase, changing the capital to dividend ratio of off-market buy-backs The issue of Limited Shares in exchange for Plc Shares on implementation of Unification will result in Limited recognising an investment in Plc and a corresponding increase in its share capital in its standalone financial statements. The increase in Limited’s share capital is expected to equal the book value of Plc’s net assets in its standalone financial statements at the time of acquisition. As at 30 June 2021, the book value of Plc’s net assets was approximately US$8 billion. An increase in Limited’s share capital will reduce the frankable dividend proportion of any future Limited off-market buy-back. This is based on the ATO’s average capital per share methodology whereby the capital component of the buy-back price is calculated as the company’s ordinary issued capital divided by the number of shares on issue. For example, if Limited undertakes an off-market buy-back at a price of A$34.07 (based on the five day VWAP up to and including the Latest Practicable Date of A$39.62 and a discount of 14 per cent), the dividend component of the buy-back would be approximately 99 per cent on the Latest Practicable Date, compared to 91 per cent under a unified structure. The franking credits distributed to Shareholders via a buy-back would decrease by the same proportion. This may reduce the after-tax returns of certain Shareholders participating in the buy-back. The lower dividend component is not expected to adversely impact Limited’s ability to conduct fully-subscribed off-market buy-backs. 5.5 Risks of Unification The principal risks associated with Unification are set out below. 5.5.1 The impact of Unification on BHP and/or BHP Shareholders may differ to that contemplated BHP may not realise some or all of the anticipated advantages of Unification. Furthermore, the costs and potential disadvantages may differ from BHP’s expectations and there can be no guarantee that unforeseen adverse consequences for the BHP Group will not emerge as a result of Unification. For example, there may be: – adverse tax consequences for certain Shareholders in certain jurisdictions (including as further detailed in Section 9.7), or the tax impact for Shareholders may be different than expected; and – other costs arising from Unification or the costs may be higher than currently estimated. If the benefits of Unification are not realised as expected or the BHP Group incurs significant costs in realising them, this could have an adverse impact on the BHP Group. 42 BHP SHAREHOLDER CIRCULAR

5.5 Risks of Unification continued 5.5.2 Uncertainty as to share price impacts As discussed in Section 5.2.1, BHP’s underlying financial position, assets and operations will not change as a result of Unification. However, there can be no assurance as to how Unification may affect the Limited Share price or the Plc Share price before Unification, or the Limited Share price post-Unification. As Shareholders buy and sell shares to adjust their holdings, including in response to changes in BHP’s position in exchange indices, there may also be short-term volatility in the price of BHP Shares. The price of BHP Shares may also be influenced by factors unrelated to Unification. 5.5.3 Unification may not complete Unification is subject to a majority of the Directors not withdrawing their recommendation or support for Unification and the satisfaction or waiver of a number of conditions including, but not limited to: – approval of the Unification Resolutions at the Shareholder Meetings; – receipt of certain regulatory approvals; and – the Court sanctioning the Plc Scheme. There is no guarantee that these (or any other) conditions will be satisfied (or waived, if applicable). Changes in the circumstances of the BHP Group, such as the macro-economic or political environment, or potential changes in law, including tax law, could result in the Board changing its recommendation in respect of Unification. If Unification does not complete: – certain costs relating to Unification will still be incurred (see Section 5.4.1); – the DLC Structure will continue; – the market prices of Limited Shares and Plc Shares (which are not interchangeable) will continue to be determined by the markets in which they trade; – the trading price of Limited Shares and Plc Shares may be affected; and – the expected advantages and benefits of Unification described in Section 5.3 will not be realised, and the disadvantages and the risks of Unification described in Sections 5.4 and 5.5 (other than certain costs) will not arise. 5.6 BHP Directors’ recommendation regarding the Unification proposal The Directors consider that Unification’s expected advantages outweigh its expected disadvantages and risks and that Unification is in the best interests of Plc Shareholders as a whole, Limited Shareholders as a whole and BHP Shareholders as a whole. The Directors unanimously recommend that Limited Shareholders and Plc Shareholders vote in favour of the Unification Resolutions at their respective Shareholder Meetings. Each of the Directors intends to vote all BHP Shares that they own or control in favour of the Unification Resolutions. 43 BHP SHAREHOLDER CIRCULAR

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6 BHP Group and Limited

6 BHP Group and Limited 6.1    Business overview This Section provides a short summary of BHP’s current business, which will not change as a result of Unification. BHP’s business comprises: – The Minerals Australia asset group, which includes operated assets in Western Australia, Queensland, New South Wales and South Australia and produces iron ore, metallurgical coal, copper, nickel and energy coal. – The Minerals Americas asset group, which includes projects, operated assets and non-operated joint ventures in Canada, Chile, Peru, the US, Colombia and Brazil, and currently produces copper, iron ore and energy coal. – The Petroleum unit, which includes conventional assets located in the US Gulf of Mexico, Australia, Trinidad and Tobago, Algeria and Mexico. It also has appraisal and exploration options in Trinidad and Tobago, central and western Gulf of Mexico, Eastern Canada and Barbados. BHP produces crude oil and condensate, gas and natural gas liquids. BHP’s strategy is to deliver long-term value and returns through the cycle. BHP aims to create value through owning a portfolio of world class assets with exposure to attractive commodities that benefit from the mega-trends playing out in the world (including decarbonisation, electrification, population growth and the drive for higher living standards in developing countries), by operating them exceptionally well, by maintaining a disciplined approach to capital allocation and through being an industry leader in sustainability and the creation of social value. BHP regularly reviews its portfolio to improve its asset base and to position itself for the next phase of its development, including increasing its exposure to future facing commodities. In recent years, BHP has simplified and strengthened its portfolio, including with the demerger of South32 and exit from Onshore US Shale, and the planned Petroleum Transaction and divestment of its interests in Cerrejón and BHP Mitsui Coal. At the same time, BHP has invested in value creating projects, including a copper concentrator at Spence and the new South Flank iron ore mine, both of which were recently brought into production, on time and on budget. BHP also continues to evaluate and invest in options for future development and value creation in copper, nickel and potash through exploration, early-stage investment and development and innovation, as well as through acquisitions and joint ventures. BHP regularly evaluates its portfolio in line with its strategy and may acquire or invest in new assets or businesses, or dispose of existing assets of businesses, as required to position itself to meet future trends. BHP continues to review its options for NSWEC. BHP recently announced the following key decisions to further strengthen its portfolio: – On 28 June 2021, BHP announced that it had signed a sale and purchase agreement with Glencore to divest its 33.3 per cent interest in Cerrejón for US$294 million, which is expected to complete in the first half of CY 2022. – On 17 August 2021, BHP announced the approval of US$5.7 billion in capital expenditure for Jansen Stage 1, in Saskatchewan, Canada. The Jansen project offers significant high returning growth optionality in the world’s best potash basin and an attractive investment jurisdiction. – Further to its announcements on 17 August 2021 and 22 November 2021, BHP has entered into an agreement with Woodside which provides for the merger of BHP’s Petroleum business with Woodside. As part of the transaction, it is expected that Woodside will issue shares to BHP, which BHP would distribute to its Shareholders (the Petroleum Transaction). Immediately following the Petroleum Transaction, it is expected that BHP Shareholders will hold approximately 48 per cent of the shares in Woodside. Woodside is Australia’s largest natural gas producer and is listed on the ASX. 46 BHP SHAREHOLDER CIRCULAR

6.1    Business overview continued Completion of the Petroleum Transaction is subject to a range of conditions precedent, including approval of Woodside shareholders, as well as regulatory and other approvals, and is expected to occur in the second quarter of CY 2022. Further detail in relation to the Petroleum Transaction is set out in section 13.2 of Part XIII of the UK Prospectus. Unaudited Pro Forma Financial Information for the BHP Group reflecting (among other things) the effect of the Petroleum Transaction is set out in Section 7.3. The Petroleum Transaction and Unification are not inter-dependent or inter-conditional. As such, the distribution of Woodside shares under the Petroleum Transaction (if it completes) may take place under either the DLC Structure (if it occurs before Unification or if Unification does not occur) or a unified BHP structure (if it occurs after Unification). If completion of the Petroleum Transaction occurs: – Before Unification is implemented or if Unification is not implemented, BHP would distribute the shares in Woodside to both Plc and Limited Shareholders. – After Unification has been implemented, BHP would distribute the shares in Woodside to Limited Shareholders. The precise details of the distribution of the Woodside shares in either scenario have not yet been determined. – On 8 November 2021, BHP announced that it had signed a share sale and purchase agreement with Stanmore Resources to divest its 80 per cent interest in BHP Mitsui Coal for up to US$1.35 billion cash consideration, which is expected to complete in the middle of CY 2022. The purchase price comprises US$1.1 billion cash on completion, US$100 million in cash six months after completion and the potential for up to US$150 million in a price-linked earn-out payable in CY 2024. – BHP has also made a public all-cash offer for Noront, the Canadian listed owner of the Eagle’s Nest nickel deposit in Ontario and, further to its announcements, including most recently on 3 December 2021, is currently progressing discussions with Wyloo Metals (as significant shareholder in Noront) regarding its potential support for BHP’s offer. Part VIII of the UK Prospectus contains a more detailed description of BHP’s business and strategy, which Shareholders can refer to for more details. 6.2 Trading update for BHP This Section provides a short update on BHP’s operations and trading since publication of the 2021 Annual Report and Accounts. BHP has continued to deliver reliable operational performance and has executed a series of planned major maintenance activities across its assets. All production and unit cost guidance remains unchanged for the 2022 financial year, including in respect of petroleum, copper, iron ore, metallurgical coal, energy coal and nickel. BHP’s major projects under development are tracking to plan, including the: – Jansen Stage 1 potash project in Canada referred to in Section 6.1; – Jansen shaft project (being the construction of two shafts and associated infrastructure), which is now 96 per cent complete; – Shenzi North development project in the US Gulf of Mexico (being a two-well subsea tie-in to the Shenzi platform) approved in August 2021; and – Mad Dog Phase 2 project (being a new floating production facility), which is expected to commence first production in the middle of CY 2022. 47 BHP SHAREHOLDER CIRCULAR

6 BHP Group and Limited 6.3 Board and management 6.3.1 Directors Each member of the BHP Board is currently both a Limited Director and a Plc Director. Following Unification, the Directors will resign from the board of Plc, but will remain as Limited Directors. It is not proposed that there would be any changes to the composition of the BHP Board in connection with Unification. As announced on 2 September 2021, Michelle Hinchliffe will be appointed to the Board as an independent Non-Executive Director with effect from 1 March 2022. She will also become a member of the Risk and Audit Committee effective 1 March 2022. 6.3.2 Executive Leadership Team The Executive Leadership Team acts across the BHP Group, and will continue to do so following Unification. It is not proposed that there would be any resignations or appointments to the Executive Leadership Team in connection with Unification. 6.4 Corporate governance 6.4.1 Impact of Unification Immediately following Unification, the BHP Board’s corporate governance structure will be consistent with its pre-Unification structure, subject to: – amendments being made to BHP’s key policies, practices and board governance documents to remove concepts which relate to the operation of the DLC Structure; and – as set out in Section 11.3.2, BHP reporting against the ASX Corporate Governance Council Principles and Recommendations only and not the UK Corporate Governance Code. Section 5 of Part VIII of the UK Prospectus contains a more detailed description of the corporate governance arrangements of the BHP Group, which Shareholders can refer to for more details. 6.4.2 Role of the BHP Board and its committees The role of the BHP Board is to represent Shareholders and to promote and protect the interests of the BHP Group in the short and long term. The BHP Board is committed to high standards of corporate governance. The BHP Board considers the interests of Shareholders as a whole and the interests of other relevant stakeholders. The BHP Board has established committees to assist it in exercising its authority, including monitoring the performance of BHP to gain assurance that progress is being made towards BHP’s purpose within the limits imposed by the BHP Board. These committees include the Risk and Audit Committee, the Nomination and Governance Committee, the Remuneration Committee and the Sustainability Committee. Each of these committees has terms of reference under which authority is delegated by the BHP Board. These are available at www.bhp.com/governance. Further information on the BHP Board, including its role, practices and committees, is set out in section 2 of the 2021 Annual Report and Accounts. If the need should arise, the BHP Board may set up additional committees as appropriate. 6.5 Information concerning New Limited Shares 6.5.1 Shares on issue following Unification If all of the Unification Conditions are satisfied, under the Plc Scheme, Limited will acquire all of the Plc Shares from the Plc Shareholders in exchange for New Limited Shares on a one-for-one basis. As at the Latest Practicable Date, there were 2,950,251,394 Limited Shares on issue and 2,112,071,796 Plc Shares on issue. It is expected that 2,112,071,796 New Limited Shares will be issued pursuant to the Plc Scheme. Immediately following Implementation there will be 5,062,323,190 Limited Shares on issue. These numbers assume no further Plc Shares or Limited Shares are issued between the date of this Circular and Implementation. 48 BHP SHAREHOLDER CIRCULAR

6.5 Information concerning New Limited Shares continued 6.5.2 Dividend policy BHP’s current dividend policy, which provides a minimum 50 per cent payout of underlying attributable profit at each reporting period, will not change as a result of Unification. Each reporting period, the Board will continue to assess BHP’s ability to pay more than the minimum payment, in accordance with the capital allocation framework. All Shareholders, including Plc Shareholders who receive New Limited Shares, will be entitled to the dividends declared and paid in respect of the shares they hold. Shareholders will continue to have dividends paid in the currency they have elected prior to Unification. 6.5.3 Listings Primary listing on the ASX Limited currently has a primary listing on the ASX (ASX Code: BHP) and is subject to the ASX Listing Rules and the ASX Settlement Operating Rules. Limited currently participates in CHESS, in accordance with the ASX Listing Rules and ASX Settlement Operating Rules. CHESS is an electronic transfer and settlement system for transactions in securities quoted on the ASX under which transfers are effected in electronic form. Limited Shareholders who hold their Limited Shares on the CHESS or Australian issuer sponsored subregister will be able to sell or buy Limited Shares through their existing ASX participant broker. Standard listing on the LSE Limited intends to apply for admission of the Limited Shares to the FCA Official List and for admission to trading on the LSE (expected to trade under the LSE code BHP). If the application is approved, Limited will be subject to the FCA Listing Rules that apply to standard listings. As Limited is an Australian incorporated company, Limited Shares traded on the LSE cannot be directly settled within the UK central securities depository system, CREST. Accordingly, Limited Shares traded on the LSE will be settled via CREST using Depositary Interests (DIs) which will represent the underlying Limited Shares. Limited expects to enter into DI arrangements with Computershare UK on or around the Implementation Date to enable investors to transact and to settle trades in the Limited Shares through the CREST system. Trading on the LSE and settlement of such trades through CREST as DIs will take place in exactly the same way as with an ordinary share. The New Limited Shares and the DIs will have the same ISIN. Following Unification, Plc will cease to be listed on the FCA Official List and Plc Shares will cease to be traded on the LSE’s Main Market. Secondary listing on the JSE Limited intends to apply to the JSE for a secondary listing of Limited Shares in the general mining sector of the JSE’s Main Board (expected to trade under the code BHG). Limited Shares will be traded and settled on the JSE only through STRATE in electronic form, as dematerialised (or uncertificated) Limited Shares. STRATE is the authorised central securities depository for settlement of all financial instruments in South Africa. Limited Shares held within STRATE will be registered in the name of the STRATE Nominee on the Limited South African Branch Register. Trading of beneficial interests in the Limited Shares will occur on the JSE, with transfer and settlement of such trades to be effected through STRATE (in accordance with the STRATE rules). The beneficial holders of Limited Shares within STRATE will have their beneficial interests in Limited Shares recorded in accounts maintained by each CSDP. Only CSDPs can liaise directly with STRATE, and each beneficial holder must maintain an account with a CSDP or broker. The following arrangements apply in respect of the beneficial holders of Limited Shares within STRATE: – The beneficial holder may instruct their CSDP regarding voting and other matters in accordance with the mandate entered into between the beneficial holder and their CSDP. 49 BHP SHAREHOLDER CIRCULAR

6 BHP Group and Limited 6.5 Information concerning New Limited Shares continued – If a beneficial holder wishes to attend a meeting of Limited in person, they will need to request a letter of representation from their CSDP or broker. – The dividends due to the beneficial holders will be paid into their accounts by their CSDP or broker. – Limited intends to procure the distribution of all notices and other documentation to all beneficial holders who have indicated their desire to receive the notices and other relevant documentation. Following Unification, Plc will cease to be listed on the JSE. Listing of Limited ADSs on the NYSE Following Unification, Limited will retain its listing on the NYSE (ticker: BHP). Citibank, N.A. will remain the Limited ADS Depositary for Limited ADSs under Limited’s sponsored Level II American Depositary Receipt program. ADRs are instruments evidencing ADSs, with each ADS representing two ordinary shares of Limited. Trading on the NYSE is in the form of ADSs. Aside from the underlying ordinary shares represented by the applicable ADSs, the terms of Limited’s ADR program are substantially similar to the terms of Plc’s ADR program. A summary of the material provisions of the Limited ADS Deposit Agreement is contained in Exhibit 2.1 to the 2021 Annual Report and Accounts on Form 20-F, filed with the SEC. Following Unification, Limited will continue to be subject to the reporting and governance obligations under the US Exchange Act, the US Sarbanes-Oxley Act and NYSE listing standards applicable to it as a foreign private issuer. Plc expects to cease separately reporting under the US Exchange Act and to de-list and terminate the Plc ADR program. 6.6 Risk factors for Limited post-Unification Following Unification, the BHP Group (being Limited and its subsidiaries, including Plc and its subsidiaries) will be exposed to the same risks that Limited and Plc face as at the date of this Circular, including the following: – An operational event in connection with the BHP Group’s activities globally could have significant adverse impacts on its people, communities, the environment or its business. – The BHP Group may fail to position its asset portfolio, or other circumstances may lead to a failure by the BHP Group, to generate returns and value for Shareholders (including securing growth options in future facing commodities) and to manage adverse impacts of short- and long-term movements in commodity prices. – The BHP Group may engage in activities throughout the life cycle of its assets and across its value chain that have or are seen to have significant adverse impacts on communities, society, cultural heritage, human rights and the environment, which may affect its relationships with or be viewed negatively by the community and other stakeholders. – The BHP Group may be impacted by risks associated with adopting and implementing new technologies, and maintaining effectiveness of its existing digital landscape (including cyber defences) across its value chain. – A failure to identify the BHP Group’s exposure to material events (internal or external), including potential physical impacts of climate change, and build organisational responses may impact the BHP Group’s business resilience. – The BHP Group may become subject to litigation, including class actions, which may have an adverse effect on its business. – Risks associated with market concentration and the BHP Group’s ability to sell and deliver products into existing and future key markets may adversely affect the BHP Group’s economic efficiency. – Risks associated with the transition to a low-carbon economy could affect the execution of the BHP Group’s strategy or its operational efficiency, asset values and growth options. 50 BHP SHAREHOLDER CIRCULAR

6.6 Risk factors for Limited post-Unification continued – An actual or alleged breach deviation from societal or business expectations of ethical behaviour (including breaches or laws or regulations) and wider or cumulative organisational cultural failings (including acts of fraud, corruption or anti-competitive behaviour) could adversely affect the BHP Group’s business. – The BHP Group’s ability to operate depends on satisfying licensing and other regulatory requirements and a failure to obtain or maintain required governmental permits, licenses and approvals for the BHP Group’s mining, oil and gas and exploration activities or renewals thereof, or failure to comply with their terms and conditions, or failure to comply with changes in regulations or standards, including tax laws, in the jurisdictions in which the BHP Group operates, could materially and adversely affect the BHP Group. 51 BHP SHAREHOLDER CIRCULAR

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7 Selected financial information

7 Selected financial information

7.1 Historical financial information for the BHP Group

The consolidated financial statements of the BHP Group prior to, and after, Unification will include the consolidation of Limited, Plc and their respective subsidiaries. Aside from the transaction costs outlined in Section 5.4.1, Unification is not expected to have a material impact on the consolidated financial statements of the BHP Group.

The information set out below has been extracted without material adjustment from the audited consolidated financial statements included in the 2021 Annual Report and Accounts (in respect of FY 2021 and FY 2020) and the 2020 Annual Report and Accounts (in respect of FY 2019).

7.1.1 Historical consolidated income statement for the BHP Group

The following table sets out the consolidated income statement for FY 2021, FY 2020 and FY 2019 of the BHP Group.

	2021 US$M	2020 US$M	2019 US$M
Continuing operations			
Revenue	**60,817**	42,931	44,288
Other income	**510**	777	393
Expenses excluding net finance costs	**(34,500)**	(28,775)	(28,022)
(Loss)/profit from equity accounted investments, related impairments and expenses	**(921)**	(512)	(546)
Profit from operations	**25,906**	14,421	16,113
Financial expenses	**(1,378)**	(1,262)	(1,510)
Financial income	**73**	351	446
Net finance costs	**(1,305)**	(911)	(1,064)
Profit before taxation	**24,601**	13,510	15,049
Income tax expense	**(10,921)**	(4,708)	(5,335)
Royalty-related taxation (net of income tax benefit)	**(229)**	(66)	(194)
Total taxation expense	**(11,150)**	(4,774)	(5,529)
Profit after taxation from Continuing operations	**13,451**	8,736	9,520
Discontinued operations			
Loss after taxation from Discontinued operations	**–**	–	(335)
Profit after taxation from Continuing and Discontinued operations	**13,451**	8,736	9,185
Attributable to non-controlling interests	**2,147**	780	879
Attributable to BHP Shareholders	**11,304**	7,956	8,306
Basic earnings per ordinary share (cents)	**223.5**	157.3	160.3
Diluted earnings per ordinary share (cents)	**223.0**	157.0	159.9
Basic earnings from Continuing operations per ordinary share (cents)	**223.5**	157.3	166.9
Diluted earnings from Continuing operations per ordinary share (cents)	**223.0**	157.0	166.5

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7.1 Historical financial information for the BHP Group continued

7.1.2 Historical balance sheet for the BHP Group

The following table sets out the consolidated balance sheets as at 30 June 2021, 30 June 2020 and 30 June 2019 of the BHP Group.

	2021 US$M	2020 Restated[1] US$M	2019 US$M
ASSETS			
Current assets			
Cash and cash equivalents	**15,246**	13,426	15,613
Trade and other receivables	**6,059**	3,364	3,462
Other financial assets	**230**	84	87
Inventories	**4,426**	4,101	3,840
Assets held for sale	**324**	–	–
Current tax assets	**279**	366	124
Other	**129**	130	247
Total current assets	**26,693**	21,471	23,373
Non-current assets			
Trade and other receivables	**337**	267	313
Other financial assets	**1,610**	2,522	1,303
Inventories	**1,358**	1,221	768
Property, plant and equipment	**73,813**	72,362	68,041
Intangible assets	**1,437**	1,574	675
Investments accounted for using the equity method	**1,742**	2,585	2,569
Deferred tax assets	**1,912**	3,688	3,764
Other	**25**	43	55
Total non-current assets	**82,234**	84,262	77,488
Total assets	**108,927**	105,733	100,861
LIABILITIES			
Current liabilities			
Trade and other payables	**7,027**	5,767	6,717
Interest bearing liabilities	**2,628**	5,012	1,661
Liabilities directly associated with the assets held for sale	**17**	–	–
Other financial liabilities	**130**	225	127
Current tax payable	**2,800**	913	1,546
Provisions	**3,696**	2,810	2,175
Deferred income	**105**	97	113
Total current liabilities	**16,403**	14,824	12,339
Non-current liabilities			
Trade and other payables	**–**	1	5
Interest bearing liabilities	**18,355**	22,036	23,167
Other financial liabilities	**1,146**	1,414	896
Non-current tax payable	**120**	109	187
Deferred tax liabilities	**3,314**	3,779	3,234
Provisions	**13,799**	11,185	8,928
Deferred income	**185**	210	281
Total non-current liabilities	**36,919**	38,734	36,698
Total liabilities	**53,322**	53,558	49,037
Net assets	**55,605**	52,175	51,824

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7 Selected financial information

7.1 Historical financial information for the BHP Group continued

	2021 US$M	2020 Restated[1] US$M	2019 US$M
EQUITY			
Share capital – Limited	**1,111**	1,111	1,111
Share capital – Plc	**1,057**	1,057	1,057
Treasury shares	**(33)**	(5)	(32)
Reserves	**2,350**	2,306	2,285
Retained earnings	**46,779**	43,396	42,819
Total equity attributable to BHP Shareholders	**51,264**	47,865	47,240
Non-controlling interests	**4,341**	4,310	4,584
Total equity	**55,605**	52,175	51,824

1 Restated in the 2021 Annual Report and Accounts to reflect changes to the BHP Group's accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 'Income Tax'. For more information on the restatement refer to 2021 Annual Report and Accounts.

7.1.3 Historical consolidated cash flow statement for the BHP Group

The following table sets out the consolidated cash flow statement for FY 2021, FY 2020 and FY 2019 of the BHP Group.

	2021 US$M	2020 US$M	2019 US$M
Operating activities			
Profit before taxation	**24,601**	13,510	15,049
Adjustments for:			
Depreciation and amortisation expense	**6,824**	6,112	5,829
Impairments of property, plant and equipment, financial assets and intangibles	**2,635**	494	264
Net finance costs	**1,305**	911	1,064
Loss/(profit) from equity accounted investments, related impairments and expenses	**921**	512	546
Other	**348**	720	308
Changes in assets and liabilities:			
Trade and other receivables	**(2,723)**	291	(211)
Inventories	**(447)**	(715)	298
Trade and other payables	**1,201**	(755)	406
Provisions and other assets and liabilities	**501**	1,188	(125)
Cash generated from operations	**35,166**	22,268	23,428
Dividends received	**753**	137	516
Interest received	**97**	385	443
Interest paid	**(771)**	(1,225)	(1,346)
(Settlements)/proceeds of cash management related instruments	**(401)**	85	296
Net income tax and royalty-related taxation refunded	**407**	48	59
Net income tax and royalty-related taxation paid	**(8,017)**	(5,992)	(5,999)
Net operating cash flows from Continuing operations	**27,234**	15,706	17,397
Net operating cash flows from Discontinued operations	**–**	–	474
Net operating cash flows	**27,234**	15,706	17,871

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7.1 Historical financial information for the BHP Group continued

	2021 US$M	2020 US$M	2019 US$M
Investing activities			
Purchases of property, plant and equipment	**(6,606)**	(6,900)	(6,250)
Exploration expenditure	**(514)**	(740)	(873)
Exploration expenditure expensed and included in operating cash flows	**430**	517	516
Investment in subsidiaries, operations and joint operations, net of cash	**(480)**	–	–
Net investment and funding of equity accounted investments	**(578)**	(618)	(630)
Proceeds from sale of assets	**197**	265	145
Other investing	**(294)**	(140)	(285)
Net investing cash flows from Continuing operations	**(7,845)**	(7,616)	(7,377)
Net investing cash flows from Discontinued operations	**–**	–	(443)
Proceeds from divestment of Onshore US Shale, net of its cash	**–**	–	10,427
Net investing cash flows	**(7,845)**	(7,616)	2,607
Financing activities			
Proceeds from interest bearing liabilities	**568**	514	250
Proceeds/(settlements) of debt related instruments	**167**	(157)	(160)
Repayment of interest bearing liabilities	**(8,395)**	(2,047)	(2,604)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	**(234)**	(143)	(188)
Share buy-back – BHP Group Limited	**–**	–	(5,220)
Dividends paid	**(7,901)**	(6,876)	(11,395)
Dividends paid to non-controlling interests	**(2,127)**	(1,043)	(1,198)
Net financing cash flows from Continuing operations	**(17,922)**	(9,752)	(20,515)
Net financing cash flows from Discontinued operations	**–**	–	(13)
Net financing cash flows	**(17,922)**	(9,752)	(20,528)
Net (decrease)/increase in cash and cash equivalents from Continuing operations	**1,467**	(1,662)	(10,495)
Net increase/(decrease) in cash and cash equivalents from Discontinued operations	**–**	–	18
Proceeds from divestment of Onshore US Shale, net of its cash	**–**	–	10,427
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year	**13,426**	15,593	15,813
Foreign currency exchange rate changes on cash and cash equivalents	**353**	(505)	(170)
Cash and cash equivalents, net of overdrafts, at the end of the financial year	**15,246**	13,426	15,593

7.2 Impact on share capital account

Save for the Unification transaction costs referred to in Section 7.3, the consolidated net assets of the BHP Group are not expected to be materially impacted by Unification. Unification will result in Limited recognising an investment in Plc in its standalone financial statements and a corresponding increase in Limited's share capital from the current balance of US$1 billion. The increase is expected to be equivalent to the book value of Plc's net assets in its standalone financial statements at the time of the acquisition of Plc by Limited.

As at 30 June 2021, the book value of Plc's standalone net assets was approximately US$8 billion. The implications of this increase in share capital are set out in Section 5.4.4.

This increase is expected to be offset by the recognition of a reserve within equity in the consolidated balance sheet of the BHP Group, the effects of which do not impact the Unaudited Pro Forma Financial Information.

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7 Selected financial information 7.3    Unaudited pro forma financial information of the BHP Group The Unaudited Pro Forma Financial Information of the BHP Group has been prepared to illustrate the effect of the proposed Petroleum Transaction (including settlement of intercompany balances between the PetroCo Group and the BHP Group and transaction costs) and the effect of Unification (including transaction costs) on: – the consolidated net assets of the BHP Group as at 30 June 2021, as if these transactions had taken place on that date; and – the consolidated income statement of the BHP Group for FY 2021, as if these transactions had taken place on 1 July 2020, together referred to as the Unaudited Pro Forma Financial Information. As noted in Section 6.1, whilst a binding agreement has been signed in relation to the Petroleum Transaction, completion is subject to a number of conditions. The Unaudited Pro Forma Financial Information has been prepared to illustrate the financial position of the BHP Group should both Unification and the Petroleum Transaction complete as expected. However, the Petroleum Transaction and Unification are not inter-dependent or inter-conditional. As such, the distribution of Woodside shares under the Petroleum Transaction (if it completes) may take place under either the DLC Structure (if it occurs before Unification or if Unification does not occur) or a unified BHP Group structure (if it occurs after Unification). The pro forma adjustments related to the proposed Petroleum Transaction have been determined using assumptions based on information available as at the date of this Circular. If certain consents or approvals are not obtained, or assumptions made in determining the pro forma adjustments, including expected tax outcomes, require reassessment based on information that becomes available following the date of this document and prior to completion of the Petroleum Transaction, any resulting changes to the proposed transaction structure or perimeter of assets to be disposed of could result in a materially different outcome to the pro forma adjustments shown in this Section 7.3. The Unaudited Pro Forma Financial Information has been prepared on the basis set out in the notes below and has been prepared in a manner consistent with the accounting policies applied by the BHP Group in preparing its consolidated financial statements for FY 2021, and in accordance with the requirements of sections 1 and 2 of Annex 20 of the Prospectus Delegated Regulation. The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only. The hypothetical financial position or results included in the Unaudited Pro Forma Financial Information may differ from the BHP Group’s actual financial position or results. The Unaudited Pro Forma Financial Information also does not purport to represent the results or financial position of the BHP Group if the transactions referred to above had taken place on the dates indicated, or purport to represent the BHP Group’s results expected to be achieved in the future. For example, the Unaudited Pro Forma Financial Information may not reflect the strategies that the BHP Group would have followed or undertaken and the operations it would have conducted had the Petroleum business not been a part of the BHP Group. The Unaudited Pro Forma Financial Information does not constitute financial statements within the meaning of section 434 of the Companies Act 2006 or the Corporations Act. Investors should read the whole of this document and not rely solely on the Unaudited Pro Forma Financial Information. EY Australia’s Reasonable Assurance Report on the Compilation of the Unaudited Pro Forma Financial Information is set out in Appendix 3 of this Circular. EY Australia has also provided a Reasonable Assurance Report on the Compilation of the Unaudited Pro Forma Financial Information in section B of Part X (Unaudited Pro Forma Financial Information) of the UK Prospectus for the purpose of section 3 of Annex 20 of the Prospectus Delegated Regulation. 58 BHP SHAREHOLDER CIRCULAR

7.3 Unaudited pro forma financial information of the BHP Group continued

7.3.1 Unaudited consolidated statement of net assets as at 30 June 2021

Unaudited consolidated statement of net assets as at 30 June 2021

		Adjustments				
US$M	BHP Group as at 30 June 2021 Note 1.	PetroCo Group disposal Note 2.	BHP Group impacts of Petroleum Transaction Note 3a.	Petroleum Transaction costs Note 4.	Unification transaction costs Note 5.	Pro forma BHP Group as at 30 June 2021 Note 6.
ASSETS						
Current assets						
Cash and cash equivalents	15,246	(776)	776	(203)	(361)	14,682
Trade and other receivables – external	6,059	(908)	130			5,281
Trade and other receivables – with BHP Group entities	–	(5,526)	5,526			–
Other financial assets	230	(18)				212
Inventories	4,426	(307)				4,119
Assets held for sale	324	–				324
Current tax assets	279	(61)				218
Other	129	(9)				120
Total current assets	**26,693**	**(7,605)**	**6,432**	**(203)**	**(361)**	**24,956**
Non-current assets						
Trade and other receivables	337	(157)				180
Other financial assets	1,610	(150)				1,460
Inventories	1,358	–				1,358
Property, plant and equipment	73,813	(11,919)				61,894
Intangible assets	1,437	(78)				1,359
Investments accounted for using the equity method	1,742	(253)				1,489
Deferred tax assets	1,912	(1,401)	(369)			142
Other	25	(4)				21
Total non-current assets	**82,234**	**(13,962)**	**(369)**	**–**	**–**	**67,903**
Total assets	**108,927**	**(21,567)**	**6,063**	**(203)**	**(361)**	**92,859**
LIABILITIES						
Current liabilities						
Trade and other payables	7,027	(919)				6,108
Trade and other payables – with BHP Group entities	–	(2,001)	2,001			–
Interest bearing liabilities	2,628	(35)				2,593
Liabilities directly associated with the assets held for sale	17	–				17
Other financial liabilities	130	–				130
Current tax payable	2,800	(211)	(55)			2,534
Provisions	3,696	(456)	90			3,330
Deferred income	105	(41)				64
Total current liabilities	**16,403**	**(3,663)**	**2,036**	**–**	**–**	**14,776**

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7 Selected financial information

7.3 Unaudited pro forma financial information of the BHP Group continued

US$M	BHP Group as at 30 June 2021 Note 1.	Adjustments: PetroCo Group disposal Note 2.	Adjustments: BHP Group impacts of Petroleum Transaction Note 3a.	Adjustments: Petroleum Transaction costs Note 4.	Adjustments: Unification transaction costs Note 5.	Pro forma BHP Group as at 30 June 2021 Note 6.
Non-current liabilities						
Trade and other payables – with BHP Group entities	–	(10,347)	10,347			–
Interest bearing liabilities	18,355	(235)				18,120
Other financial liabilities	1,146	–				1,146
Non-current tax payable	120	(14)				106
Deferred tax liabilities	3,314	123				3,437
Provisions	13,799	(4,126)	81			9,754
Deferred income	185	(142)				43
Total non-current liabilities	**36,919**	**(14,741)**	**10,428**	**–**	**–**	**32,606**
Total liabilities	**53,322**	**(18,404)**	**12,464**	**–**	**–**	**47,382**
Net assets	**55,605**	**(3,163)**	**(6,401)**	**(203)**	**(361)**	**45,477**

7.3.2 Unaudited consolidated income statement for FY 2021

Unaudited consolidated income statement for FY 2021

US$M	BHP Group as at 30 June 2021 Note 1.	Adjustments: PetroCo Group disposal Note 2.	Adjustments: BHP Group impacts of Petroleum Transaction Note 3b.	Adjustments: Petroleum Transaction costs Note 4.	Adjustments: Unification transaction costs Note 5.	Pro forma BHP Group as at 30 June 2021 Note 6.
Revenue	60,817	(3,909)	12			56,920
Other income	510	(129)	4,450			4,831
Expenses excluding net finance costs	(34,500)	3,653	(21)	(203)	(361)	(31,432)
Loss from equity accounted investments, related impairments and expenses	(921)	6				(915)
Profit from operations	**25,906**	**(379)**	**4,441**	**(203)**	**(361)**	**29,404**
Financial expenses	(1,378)	484	(396)			(1,290)
Financial income	73	(56)	50			67
Net finance costs	**(1,305)**	**428**	**(346)**			**(1,223)**
Profit before taxation	**24,601**	**49**	**4,095**	**(203)**	**(361)**	**28,181**
Income tax expense	(10,921)	490	(391)			(10,822)
Royalty-related taxation (net of income tax benefit)	(229)	(11)				(240)
Total taxation expense	(11,150)	479	(391)	–	–	(11,062)
Profit after taxation	**13,451**	**528**	**3,704**	**(203)**	**(361)**	**17,119**
Attributable to non-controlling interests	2,147	–				2,147
Attributable to BHP Shareholders	11,304	528	3,704	(203)	(361)	14,972

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7.3    Unaudited pro forma financial information of the BHP Group continued Notes (1)    Information on the BHP Group’s net assets and income statement has been extracted, without material adjustment, from the audited consolidated financial statements of the BHP Group as at and for the year ended 30 June 2021 as contained in the 2021 Annual Report and Accounts and incorporated by reference into the UK Prospectus. (2)    Under the proposed Petroleum Transaction, Woodside will acquire 100 per cent of the issued share capital of PetroCo in exchange for newly issued shares in Woodside, which will hold the combined business. Please refer to Section 6.1 of this document for more details. The unaudited financial information of the PetroCo Group has been derived without material adjustment from accounting records contained in the financial systems of the BHP Group, prepared in accordance with the BHP Group’s accounting policies, and used in the preparation of the BHP Group’s consolidated financial statements as at and for the year ended 30 June 2021. The PetroCo Group financial information represents the PetroCo Group as it operated in the context of the BHP Group and does not purport to represent the PetroCo Group had it operated on a standalone basis during the period presented. (3a) The pro forma adjustments to the unaudited consolidated statement of net assets, related to the proposed Petroleum Transaction, – Settlement of intercompany balances, as at 30 June 2021, between entities in the PetroCo Group and the retained BHP Group. – Adjustment of US$776 million to cash and cash equivalents reflects cash held by the PetroCo Group as at 30 June 2021, which will either be repatriated to retained BHP Group entities or paid to the BHP Group through transaction adjustment mechanisms to the extent any cash remains within the PetroCo Group at completion of the Petroleum Transaction. – Adjustment of US$130 million to Trade and other receivables – external represents proceeds expected to be received for assets within the PetroCo Group as at 30 June 2021 that are subject to pre-existing sale agreements with separate parties. While these assets are part of the PetroCo Group, when the pre-existing sale agreement for these assets completes, the BHP Group is entitled to the sale proceeds. – Adjustment of US$(369) million to Deferred tax assets that are no longer expected to be recoverable after the Petroleum Restructuring. A further US$(77) million of tax losses recognised as Deferred tax assets by the PetroCo Group are expected to be utilised as part of the Petroleum Restructuring, and these amounts form part of the US$1,401 million deferred tax asset balance disclosed within the PetroCo Group. – Adjustment of US$(55) million to current tax payable reflects the tax benefit associated with intercompany adjustments outlined in Note 3b. – Adjustments of US$90 million to current provisions and US$81 million to non-current provisions represents provisions within the PetroCo Group that Limited is expected to remain liable for through indemnifications provided to Woodside. – Settlement of intercompany balances, as at 30 June 2021, between entities in the PetroCo Group and the retained BHP Group. – Adjustment of US$776 million to cash and cash equivalents reflects cash held by the PetroCo Group as at 30 June 2021, which will either be repatriated to retained BHP Group entities or paid to the BHP Group through transaction adjustment mechanisms to the extent any cash remains within the PetroCo Group at completion of the Petroleum Transaction. – Adjustment of US$130 million to Trade and other receivables – external represents proceeds expected to be received for assets within the PetroCo Group as at 30 June 2021 that are subject to pre-existing sale agreements with separate parties. While these assets are part of the PetroCo Group, when the pre-existing sale agreement for these assets completes, the BHP Group is entitled to the sale proceeds. – Adjustment of US$(369) million to Deferred tax assets that are no longer expected to be recoverable after the Petroleum Restructuring. A further US$(77) million of tax losses recognised as Deferred tax assets by the PetroCo Group are expected to be utilised as part of the Petroleum Restructuring, and these amounts form part of the US$1,401 million deferred tax asset balance disclosed within the PetroCo Group. – Adjustment of US$(55) million to current tax payable reflects the tax benefit associated with intercompany adjustments outlined in Note 3b. – Adjustments of US$90 million to current provisions and US$81 million to non-current provisions represents provisions within the PetroCo Group that Limited is expected to remain liable for through indemnifications provided to Woodside. (3b) The pro forma adjustments to the unaudited consolidated income statement, related to the proposed Petroleum Transaction, are outlined below: – Adjustments of US$12 million to Revenue reflect transactions between the PetroCo Group and the retained BHP Group which eliminate in the BHP Group’s consolidated income statement. – Adjustment of US$4,450 million to Other income reflects the gain recognised by the retained BHP Group upon disposal of the PetroCo Group to Woodside. The gain is calculated as follows: US$ millions Consideration received 13,660(i) Net assets of the PetroCo Group derecognised upon disposal (excluding intercompany balances with retained BHP Group entities) 9,210(ii) Gain on disposal of PetroCo Group 4,450 (i) Consideration received is measured at the fair value of approximately 896 million Woodside shares expected to be received as consideration using a share price of US$15.10, which has been determined at the Latest Practicable Date. The actual value of consideration received in respect of Woodside shares can only be determined at the time of completion of the Petroleum Transaction. As a result, the gain on disposal determined above could be materially different to the actual gain on disposal recognised at completion. The pro forma consideration does not include adjustments relating to the period between the Effective Time and completion of the Petroleum Transaction, which are incapable of being measured at this time. Consideration also includes US$130 million related to proceeds expected to be received for assets under pre-existing sale agreements, as outlined in Note 3a. (ii) Net assets of the PetroCo Group are as at 30 June 2020. The actual gain on disposal will have reference to net assets of the PetroCo Group at the date of completion. – Adjustments of US$(21) million to Expenses excluding net finance costs reflect transactions between the PetroCo Group and the retained BHP Group which eliminate in the BHP Group’s consolidated income statement. – Adjustments of US$(396) million to Finance expenses and US$50 million to Finance income reflect finance income and expenses associated with intercompany balances between the PetroCo Group and the retained BHP Group that eliminate in the BHP Group’s income statement. 61 BHP SHAREHOLDER CIRCULAR

7.3    Unaudited pro forma financial information of the BHP Group continued – Net adjustments of US$(391) million to Income tax expense reflect US$55 million income tax benefit associated with the income statement intercompany adjustments noted above and US$(446) million income tax expense related to Petroleum Restructuring. (4)    The adjustments to Cash and cash equivalents and Expenses excluding finance costs relates to transaction costs expected to be incurred in connection with the Petroleum Transaction subsequent to 30 June 2021 of US$(203) million. The total transaction costs to be incurred in connection with the Petroleum Transaction are expected to be US$(203) million, with US$nil million incurred and paid prior to 30 June 2021. (5)    The adjustments to Cash and cash equivalents and Expenses excluding finance costs relates to transaction costs and stamp duty expected to be incurred in connection with Unification subsequent to 30 June 2021 of US$(361) million. The total transaction costs to be incurred in connection with Unification are expected to be US$(367) million, with US$(6) million incurred and paid prior to 30 June 2021. Stamp duty has been determined with reference to the share price of Limited as at the Latest Practicable Date, noting that the final stamp duty incurred will be calculated by reference to the share price of Limited on the Plc Scheme Effective Time. (6)    No account has been taken of any trading and other changes in financial position or results of the BHP Group or PetroCo Group after 30 June 2021. 62 BHP SHAREHOLDER CIRCULAR

8 Implementation of Unification

8 Implementation of Unification 8.1    Overview and key agreements 8.1.1 Overview of Unification If all of the Unification Conditions are satisfied or waived: – Limited will acquire all of the Plc Shares from the Plc Shareholders in exchange for the New Limited Shares, on a one-for-one basis; and – the arrangements giving effect to the DLC Structure will be terminated. Subject to the Unification Conditions being satisfied or waived, the following key steps will take effect on implementation of Unification: – Plc Special Voting Share Buy-back: Plc will buy back the Plc Special Voting Share held by Plc SVC. – Plc Scheme: the Plc Scheme will become effective, and Limited will acquire all of the Plc Shares in exchange for the issue of the New Limited Shares on a one-for-one basis. As soon as reasonably practicable after the Plc Scheme has become effective, Plc will cancel the Plc Special Voting Share. – Cancellation of the Plc Preference Shares and re-registration of Plc: Plc will cancel the Plc Preference Shares after the Plc Scheme has been implemented and once Plc ceases to be listed on the FCA Official List and traded on the LSE’s Main Market. It is expected that Plc will then be re-registered as a private limited company. – Termination of Sharing Agreement: the Sharing Agreement will be terminated in accordance with its terms. – Selective Buy-backs: Limited will buy back and then cancel each of the Limited Special Voting Share and the DLC Dividend Share. – Amended Limited Constitution: the Limited Constitution will be amended to remove the DLC-specific provisions and to make one additional minor change in relation to in-specie distributions. – Termination of Deed Poll Guarantees: each of the Deed Poll Guarantees, pursuant to which Limited and Plc respectively guarantee certain contractual obligations to creditors of the other, will be terminated in accordance with their respective terms (but Limited and Plc will each continue to be liable for any existing obligations incurred, or arising out of any obligation incurred, by that party before termination of the Deed Poll Guarantees). 8.1.2 Implementation Deed On 7 December 2021, Plc and Limited entered into the Implementation Deed, which sets out key steps required to be taken by each of them to give effect to Unification. The Implementation Deed sets out the Unification Conditions (see Section 8.1.3) and the obligations of Limited and Plc in relation to Unification. 8.1.3 Unification Conditions Implementation of Unification is subject to the following Unification Conditions being satisfied, and a majority of the Directors not withdrawing their recommendation or support for Unification. As at the date of this Circular, the following Unification Conditions remain to be satisfied: (a) Shareholder approvals: the Limited Resolutions being approved at the Limited GM and the Plc Resolutions being approved at the Plc Scheme Meeting and the Plc GM, by the requisite majorities in each case (further details are set out in Section 8.2). (b) Regulatory approvals: all regulatory approvals necessary for Unification having been received, on conditions acceptable to BHP. (c) Court sanction and effectiveness of the Plc Scheme: the Plc Scheme being sanctioned by the Court at the Court Sanction Hearing and a copy of the Court Order sanctioning the Plc Scheme being lodged with the Registrar of Companies. 64 BHP SHAREHOLDER CIRCULAR

8.1    Overview and key agreementscontinued (d) Admissions to listing: – the FCA having acknowledged to Limited or its agent (and such acknowledgement not having been withdrawn) that the application for the admission of the Limited Shares to the Official List with a standard listing has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject (‘listing conditions’)) will become effective as soon as a dealing notice has been issued by the FCA and any listing conditions having been satisfied; – the LSE having acknowledged to Limited or its agent (and such acknowledgement not having been withdrawn) that the Limited Shares, including the New Limited Shares, will be admitted to trading; – the JSE having approved (and such approval not having been withdrawn) the admission of the Limited Shares, including the New Limited Shares, to the JSE and such admission becoming effective on or prior to the Plc Scheme Effective Time, or such other date as agreed in writing between Plc and Limited; and – the New Limited ADSs having been authorised for listing on the NYSE, upon official notice of allotment. (e) No prohibition: no temporary restraining order, preliminary or permanent injunction or other order being issued by any court of competent jurisdiction and no other legal restraint or prohibition preventing Unification being implemented. If any of the Unification Conditions are not satisfied or waived in accordance with their terms, Plc and Limited will provide an update to the exchanges in accordance with their respective regulatory obligations. If the Unification Conditions are not satisfied by the Cut-Off Date or such other date as Plc and Limited may agree, then the Implementation Deed may be terminated in accordance with its terms and, in such event, Unification will not proceed. At the time of publication of this Circular, save for regulatory approvals relating to Admission which are expected to be received on or around the Implementation Date, all regulatory approvals considered necessary for Unification have been received or are intended to be received prior to the Shareholder Meetings. 8.2 Shareholder approval for Unification Unification requires the approval by the requisite majority of: – Limited Shareholders of the Limited Resolutions at the Limited GM; and – Plc Shareholders of the Plc Resolutions at the Plc Meetings. The Unification Resolutions are inter-conditional, such that each Unification Resolution will only become effective if all Unification Resolutions are approved and adopted by the requisite majorities. Detailed instructions on the action to be taken by Shareholders are set out in Section 3.2 and the Notices of the Meetings set out in Appendices 4, 5 and 6 of this Circular. 8.2.1 Limited GM The Limited GM has been convened to consider and, if thought fit, pass: (a) a special resolution to approve certain amendments to the Limited Constitution, primarily relating to Unification; (b) a special resolution to approve the Limited Special Voting Share Buy-back; (c) a special resolution to approve the DLC Dividend Share Buy-back; (d) a special resolution to approve the Class Rights Action in connection with the Plc Special Voting Share Buy-back; and (e) an ordinary resolution to approve the Class Rights Action in connection with a change in status of Plc from a public listed company with its primary listing on the LSE to a private limited company. The full text of these resolutions is set out in the Notice of Limited GM in Appendix 4. 65 BHP SHAREHOLDER CIRCULAR

8 Implementation of Unification 8.2 Shareholder approval for Unificationcontinued 8.2.2 Plc Meetings (a) Plc Scheme Meeting Unification is being effected by way of a UK scheme of arrangement, which requires a separate Court-convened shareholder meeting to consider, and if thought fit, approve the Plc Scheme. The Plc Scheme Meeting is convened and held with the permission of the Court. The order of the Court for Plc to convene the Plc Scheme Meeting is not, and should not be treated as, an endorsement by the Court of, or any other expression of opinion by the Court on, the Plc Scheme. The Plc Scheme must be approved by a majority in number of those registered holders of Plc Shares who are present and voting, either in person or by proxy, at the Plc Scheme Meeting and who represent 75 per cent or more in value of the Plc Shares voted by such Plc Shareholders. Limited Shareholders will not vote on this Plc Resolution. The full text of the resolution is set out in the Notice of Plc Scheme Meeting in Appendix 5. If Plc Shareholders approve the Plc Scheme at the Plc Scheme Meeting, and if the other Unification Conditions are satisfied or waived, Plc will seek the sanction of the Court of the Plc Scheme. (b) Plc GM A separate extraordinary general meeting of Plc Shareholders has been convened to be held following the Plc Scheme Meeting. This Plc GM has been convened to consider and, if thought fit, authorise actions relating to the implementation of the Plc Scheme by the Directors and other matters relating to Unification more generally, being: – a special resolution to authorise the Plc Directors (or a duly authorised committee thereof) to take all actions as they may consider necessary or appropriate to effect the Plc Scheme and Unification; – an ordinary resolution to approve the Plc Special Voting Share Buy-back, pursuant to the Plc Special Voting Share Buy-back Agreement; – a special resolution to approve the Class Rights Actions in connection with the amendment to Article 35(5) of the Plc Articles of Association, in connection with the Plc Special Voting Share Buy-back; – a special resolution to approve certain amendments to the Plc Articles of Association as described in Section 8.4; and – an ordinary resolution to approve the Class Rights Action in connection with a change in status of Plc from a public listed company with its primary listing on the LSE to a private limited company. The full resolutions are set out in the Notice of Plc GM in Appendix 6. Information relating to the arrangements of, and voting at, the Plc Meetings is set out in Section 3.2 and the Notices of Meeting in Appendices 5 and 6. 8.2.3 Voting If you are a registered Limited Shareholder or Plc Shareholder at the applicable Voting Entitlement Time, you will be entitled to vote at the Limited GM or the Plc Scheme Meeting and Plc GM (as applicable). Shareholders can vote on the business of the Shareholder Meetings in person or by proxy (or, in the case of the Plc Scheme Meeting only, online via the Virtual Meeting Platform). Details on the arrangements for the Shareholder Meetings and how you can vote are set out in Section 3.2, the Notices of Meeting in Appendices 4, 5 and 6, and, in the case of the Plc Scheme Meeting, the Virtual Meeting Guide available on BHP’s website at www.bhp.com/PlcSchemeMeeting. Please note that, whilst Plc Shareholders can attend and vote at the Plc Meetings in person (subject to the Covid-19 measures and restrictions then in place) and can also view and participate in the Plc Scheme Meeting via the Virtual Meeting Platform (even if a proxy appointment or voting instruction is submitted in advance), Plc Shareholders will NOT be permitted to attend or vote online at the Plc GM. Accordingly, Plc Shareholders who cannot attend the Plc GM in person but who wish to vote on the business of the Plc GM should appoint a proxy (encouraged to be the ‘Chair of the meeting’), together with a discretionary or specified voting instruction, in accordance with the procedures set out in the Notice of Plc GM. Alternatively, they may appoint an attorney or corporate representative to attend on their behalf. 66 BHP SHAREHOLDER CIRCULAR

8.2 Shareholder approval for Unification continued

Special resolutions will require votes in favour representing 75 per cent or more of the votes cast on the resolution. Ordinary resolutions will require votes in favour representing more than 50 per cent of the votes cast on the resolution. Shareholders are encouraged to lodge a directed proxy (and are encouraged to appoint the 'Chair of the meeting' as their proxy) for each of the Shareholder Meetings in case it becomes necessary or appropriate for Limited and/or Plc to make alternative arrangements for the holding or conduct of the Shareholder Meetings.

Limited Shareholders and Plc Shareholders will vote separately on the Unification Resolutions as none of the Unification Resolutions will be Joint Electorate Actions – only Limited Shareholders will vote on the Limited Resolutions and only Plc Shareholders will vote on the Plc Resolutions. However, the Unification Resolutions are inter-conditional and will only be effective if all Unification Resolutions are approved by the requisite majorities.

8.3 Description of the Plc Scheme

The Plc Scheme is a legal process under Part 26 of the Companies Act 2006, the purpose of which is to enable Limited to become the owner of the entire issued and to be issued ordinary share capital of Plc.

If Unification is implemented, under the Plc Scheme, all Plc Shares will be transferred to Limited at the Plc Scheme Effective Time (which is expected to be 9:00pm (GMT) on Friday, 28 January 2022). In accordance with the terms of the Plc Scheme (set out in Appendix 1), Scheme Shareholders will be entitled to receive New Limited Shares in exchange for each Plc Share on a one-for-one basis as outlined below (save that Excluded Shareholders, being Restricted Shareholders and Selling Shareholders, will receive the proceeds of the sale of the interests they would otherwise have received in accordance with the table below). Subject to certain rights reserved by Limited pursuant to the terms of the Plc Scheme, the method of settlement depends on the manner in which Plc Shares are held by the Plc Shareholder and the jurisdiction of the Plc Shareholder's registered address, in each case, immediately prior to the Plc Scheme Record Time. Excluded Shareholders should instead refer to Sections 8.3.5 (for Restricted Shareholders) or 8.3.7 (for Selling Shareholders).

Manner in which Plc Shares are held	Manner in which Limited Shares will be held	Description of resulting action for entitlement
Plc Shareholders on the Plc UK Share Register		
On the Plc UK Share Register in CREST (except the Plc ADS Depositary)	In the form of Limited DIs, credited to the same CREST participant account on the Limited DI register as the Shareholder's Plc Shares were previously held on the Plc UK Share Register. Plc CREST Shareholders will receive one Limited DI representing one New Limited Share for each Plc Share held at the Plc Scheme Record Time.	A credit to the CREST account of the applicable Plc Shareholder.
The Plc ADS Depositary holding on the Plc UK Share Register in CREST	On the Limited Share Register in Australia in the form of a CHESS-sponsored holding. This is expected to be effected pursuant to a separate election between BHP, the Plc ADS Depositary and the Limited ADS Depositary in order to facilitate the issue of Limited ADSs (to be settled for Plc ADS Holders in accordance with the final two rows of this table).	A credit to the CHESS account for, or on behalf of, the Limited ADS Depositary and the issuance of a CHESS confirmation notice by post to the Plc ADS Depositary.

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8 Implementation of Unification

8.3 Description of the Plc Scheme continued

Manner in which Plc Shares are held	Manner in which Limited Shares will be held	Description of resulting action for entitlement
On the Plc UK Share Register in certificated form with a registered address in a Permitted Jurisdiction	In the form of Limited DIs via the CSN Facility (i.e. credited to the CREST participant account of the designated Computershare nominee entity). Plc Certificated Shareholders will receive an entitlement to one Limited DI representing one New Limited Share for each Plc Share they hold at the Plc Scheme Record Time.	A CSN statement issued by post to the applicable Plc Shareholder.
On the Plc UK Share Register in certificated form with a registered address not in a Permitted Jurisdiction	On the Limited Share Register in Australia in issuer sponsored form.	An issuer-sponsored holding statement issued by post to the applicable Plc Shareholder.
Plc Shareholders on the Plc South African Branch Register		
On the register of dematerialised beneficial interests registered in the name of and maintained by the STRATE Nominee in an account with a CSDP or broker	In dematerialised form, credited to the same CSDP or broker account as the shareholder's Plc Shares are currently held on the Plc South African Branch Register.	A credit to Computershare Nominees as nominee for the STRATE Nominee, CSDP's or broker's account of the applicable Plc Shareholder, and a holding statement issued by post to the applicable Plc Shareholder.
On the Plc South African Branch Register in certificated form	In dematerialised form, credited to the CSDP or broker appointed by the certificated Plc Shareholder or, if a CSDP or broker has not been appointed, credited to Computershare Nominees to be transferred accordingly upon receipt of such information.	A credit to Computershare Nominees as nominee for the applicable Plc Shareholder, and a holding statement issued by post to the applicable Plc Shareholder.

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8.3 Description of the Plc Scheme continued

Manner in which Plc Shares are held	Manner in which Limited Shares will be held	Description of resulting action for entitlement
Plc ADS Holders		
As Registered Plc ADS Holders on Plc ADS Depositary register in certificated or uncertificated form	Uncertificated Limited ADSs registered on the register maintained by the Limited ADS Depositary.	A credit on the register of Limited ADS Holders maintained by the Limited ADS Depositary. The uncertificated Limited ADSs are eligible for direct registration services administered by DTC. The Limited ADS Depositary will issue to the applicable holders a statement reflecting the issuance of New Limited ADSs. Upon receipt of such statement the applicable holders of New Limited ADSs will be able to request the issuance and delivery of an ADR evidencing the New Limited ADSs.
As Indirect Plc ADS Holders through a bank, broker, other financial institution or other DTC participant	As Limited ADSs indirectly through a bank, broker, other financial institution or other DTC participant.	Through the procedures of the bank, broker, other financial institution or other DTC participant through which the Limited ADSs will be held.

The last day of dealings in Plc Shares on the LSE's Main Market is expected to be Friday, 28 January 2022 and no transfers of Plc Shares (other than any transfers pursuant to the new Article 149 of the Amended Plc Articles of Association) will be registered after 6:00pm (GMT) on this date.

Shortly before the Plc Scheme becomes effective, entitlements to Plc Shares held within the CREST system will be rematerialised and cancelled. Once the Plc Scheme becomes effective, share certificates in respect of Plc Shares will cease to be valid and every Plc Shareholder must, at Plc's request, either deliver their share certificate(s) to Plc (or any person appointed by Plc) or destroy those share certificate(s).

The Plc Scheme is conditional upon, among other things, the Plc Scheme having been sanctioned by the Court. All Scheme Shareholders are entitled to attend the Court Sanction Hearing in person or through counsel to support or oppose the sanctioning of the Plc Scheme.

Once the Plc Scheme becomes effective, it will be binding on Plc and all Plc Shareholders, including those who did not attend the Plc Meetings or vote to approve the Plc Scheme, or who voted against the Plc Scheme (or abstained from voting) at the Plc Scheme Meeting.

Following the Plc Scheme becoming effective, it is expected that Plc Shares will cease to be listed on the FCA Official List and traded on the LSE's Main Market and that Plc will be re-registered as a private limited company.

8.3.1 Who is affected by the Plc Scheme?

Plc Shareholders: If you are a Plc Shareholder on the Plc Share Register at the Plc Scheme Record Time, you will be entitled to have New Limited Shares distributed to you. If you are a Small Plc Shareholder, you are entitled to participate in the Sale Facility (see Section 8.3.6).

Plc ADS Holders: If you are a Plc ADS Holder on the Plc ADS Depositary's register on the New Limited ADS Admission Time, you will be entitled to have New Limited ADSs distributed to you.

Restricted Shareholders: If you are a Restricted Shareholder, you will not be eligible to receive New Limited Shares. For further information, see Section 8.3.5.

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8 Implementation of Unification 8.3 Description of the Plc Schemecontinued 8.3.2 Settlement arrangements for Scheme Shareholders and Plc ADS Holders There are a number of ways to hold Plc Shares. The process of ‘settlement’ (that is, the process by which Plc Shareholders’ interests in Plc are replaced by interests in Limited) will depend on how the Plc Shares are held. Subject to certain rights reserved by Limited pursuant to the terms of the Plc Scheme, Plc Shareholders will receive Limited Shares in accordance with this Section 8.3 and Section 11.4. Restricted Shareholders should refer to Section 8.3.5 for further details as to how their entitlement to Limited Shares will be handled. Although BHP considers that there were no Restricted Shareholders as at the Latest Practicable Date, based on the registered Plc Shareholders at that date, this position could change prior to the Plc Scheme Record Time, and if Plc Shareholders are in any doubt as to whether they may be a Restricted Shareholder they should obtain independent advice. A summary of the special arrangements pursuant to which the form of interests in the New Limited Shares will be delivered to the Scheme Shareholders is set out in Section 11.4. Section 11.4 also explains the treatment of existing mandates and preferences and Plc Shareholders’ options to convert any interest received into underlying New Limited Shares. Plc ADS Holders wishing to receive New Limited Shares rather than New Limited ADSs If you are a Plc ADS Holder and you wish to attend the Plc Scheme Meeting and/or the Plc GM as a Plc Shareholder or receive New Limited Shares instead of Limited ADSs under the Plc Scheme, you must take steps to present your Plc ADSs (and, to the extent that such Plc ADSs are certificated, the certificates evidencing such Plc ADSs) to the Plc ADS Depositary for cancellation before 10:00am (EST) on 12 January 2022 (subject to any restrictions on cancellation or withdrawal, or on the receipt of Plc Shares, which the Plc ADS Depositary may impose from time to time), together with: – delivery instructions for the Plc Shares represented by such Plc ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Plc Shares); and – if the cancellation is to take place before the Shareholder Meetings, a certification that you: – beneficially owned the relevant Plc ADSs as at 5:00pm (EST), on 20 December 2021, the applicable ADS record time, and have not given, and will not give, voting instructions to the Plc ADS depositary in respect of such Plc ADSs in relation to the Shareholder Meetings (or have cancelled all voting instructions previously given); – beneficially owned the relevant Plc ADSs as at the applicable record time and have given voting instructions to the Plc ADS Depositary in respect of such Plc ADSs in relation to the Shareholder Meetings, but undertakes not to vote the Plc Shares represented by such Plc ADSs at the Shareholder Meetings; or – did not beneficially own the relevant Plc ADSs as at the applicable ADS record time, but undertake not to vote the Plc Shares represented by such Plc ADSs at the Shareholder Meetings. If you are a Plc ADS Holder and you hold your Plc ADSs in a brokerage, bank, custodian or other nominee account, you should promptly contact your broker, bank, custodian or other nominee account to find out what actions are required to instruct your broker, bank or other nominee to cancel the Plc ADSs on your behalf. Plc ADS Holders who present their Plc ADSs to the Plc ADS Depositary for cancellation prior to 10:00am (EST) on 12 January 2022 in order to take delivery of Plc Shares will be responsible for the payment of the Plc ADS Depositary’s fees associated with such cancellation. Plc ADS Holders will not be permitted to cancel their Plc ADSs from 10:00am (EST) on 12 January 2022 until after the Plc Scheme is consummated or terminated. Changes by Limited Shareholders following Unification
The latest time at which Plc Shareholders may move shares between the Plc UK Share Register and the Plc South African Branch Register is 3:00pm (SAST) on Tuesday, 25 January 2022, and commencement of cross-border movements of Limited Shares between all registers and recommencement of dematerialisations and rematerialisations shall start at 10:00am (AEDT) on Thursday, 3 February 2022. 70 BHP SHAREHOLDER CIRCULAR

8.3 Description of the Plc Schemecontinued Following Unification, Limited Shareholders on all registers will be able to request to have their securities moved to another register by contacting Computershare’s Global Transaction team in the respective region. Movements between registers are usually completed within 24 hours, depending on the time of lodgement, allowing for time differences and business days in the respective jurisdictions. Cross-border market transaction fees may be charged by any intermediaries. In the case of Shareholders on the Plc South African Branch Register, the holder’s CSDP or broker will be required to warrant during the process that all exchange control regulations have been complied with. Further information is set out in Section 11.5. 8.3.3 Share trading in connection with the Plc Scheme New Limited Shares are expected to commence trading as follows: – ASX: on a deferred settlement basis from 10:00am (AEDT) on Monday, 31 January 2022, with normal trading to commence at 10:00am (AEDT) on Wednesday, 2 February 2022; – LSE: settling in the form of DIs from 8:00am (GMT) on Monday, 31 January 2022; – JSE: in dematerialised form from 9:00am (SAST) on Monday, 31 January 2022; and – NYSE: as New Limited ADSs from 9:30am (EST) on Monday, 31 January 2022. In respect of Plc’s existing listings: – LSE: The latest time and date of dealings in, and for registration of transfers of, Plc Shares on the LSE is 6:00pm (GMT) on Friday, 28 January 2022. No transfers of Plc Shares (other than any transfers pursuant to the new Article 149 of the Amended Plc Articles of Association) will be registered after this time. BHP expects to request the LSE and the FCA to cancel trading in Plc Shares on the LSE and to remove the listing of Plc Shares from the premium listing segment of the FCA Official List, in each case by 8:00am (GMT) on Monday, 31 January 2022. – JSE: Plc Shares are expected to be suspended from being traded on the JSE from 5:00pm (SAST) on Friday, 28 January 2022. No transfers of Plc Shares (other than any transfers pursuant to the new Article 149 of the Amended Plc Articles of Association) will be registered after this time. BHP will request the JSE to cancel trading in Plc Shares on the JSE from 9:00am (SAST) on Monday, 31 January 2022 and to remove the listing of Plc Shares from the JSE Main Board, which is expected to be by 9:00am (GMT) on Friday, 4 February 2022. – Plc ADSs: It is intended that the last time for dealing in Plc ADSs on the NYSE will be at 4:00pm (EST) on Friday, 28 January 2022. No transfers of Plc ADSs (other than transfers to effect the Plc Scheme) will be registered after this time. It is intended that dealings in Plc ADSs on the NYSE will be formally halted before markets open (EST) on the following business day, expected to be 31 January 2022. Following Unification, a request will be made to the NYSE to de-list the Plc ADSs and the Plc ADR program will be terminated. As noted above, the latest time at which Plc Shareholders may move shares between the Plc UK Share Register and the Plc South African Branch Register is 3:00pm (SAST) on Tuesday, 25 January 2022. Commencement of cross-border movements of Limited Shares between all registers and recommencement of dematerialisations and rematerialisations shall start at 10:00am (AEDT) on Thursday, 3 February 2022. 8.3.4 Transfer free of encumbrances All Scheme Shares transferred to Limited under the Plc Scheme will be fully paid up with full title guarantee, free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights or interests of any nature and together with all rights at the Plc Scheme Effective Time or thereafter attached thereto. This includes voting rights and the right to receive and retain all dividends and other distributions (if any) and any return of capital (whether by reduction of share capital or share premium account or otherwise) announced, declared, made or paid in respect of the Scheme Shares by reference to a record date on or after the Plc Scheme Effective Time. 71 BHP SHAREHOLDER CIRCULAR

8 Implementation of Unification 8.3 Description of the Plc Schemecontinued 8.3.5 Restricted Shareholders Restricted Shareholders are any Plc Shareholders with a registered address outside Australia, the United Kingdom, South Africa or the United States and in respect of whom there is (or BHP, in its sole and absolute discretion, determines there to be) a legal impediment to receiving Limited Shares under the Plc Scheme. BHP considers that there were no Restricted Shareholders as at Latest Practicable Date, based on the registered Plc Shareholders at that date, however, this position could change prior to the Plc Scheme Record Time, and if Plc Shareholders are in any doubt as to whether they may be a Restricted Shareholder they should obtain independent professional advice. If you are a Restricted Shareholder, you will not receive New Limited Shares. Instead, New Limited Shares to which you would otherwise have been entitled will be issued to a Computershare entity as appointed by BHP (Appointed Seller) to hold such New Limited Shares as nominee on behalf of the Restricted Shareholder. The Appointed Seller will procure the sale of the relevant New Limited Shares at the best price which can reasonably be obtained at the time of sale, having regard to a number of factors such as prevailing market conditions, as soon as practicable following (and, in any event, within 14 days of) the Plc Scheme Effective Time. As the market price of Limited Shares will be subject to change from time to time, the sale price of those New Limited Shares and the proceeds of that sale cannot be guaranteed. In the absence of bad faith or wilful default, neither BHP nor the Appointed Seller will have any liability for any loss or damage arising as a result of the timing or terms of such sale. Restricted Shareholders will be paid the net proceeds of any such sale (without being charged any brokerage costs) no later than four weeks from the Implementation Date (expected to be Monday, 28 February 2022) (assuming no unforeseen regulatory issues arise in relation to the payment). Except in relation to Restricted Shareholders on the Plc South African Branch Register (whose net proceeds will be remitted in Rand as required by the STRATE rules), the net proceeds will be remitted in the currency elected in a Restricted Shareholder’s standing dividend currency election with BHP or, if a Restricted Shareholder has not made a currency election before the Plc Scheme Record Time, in the currency in which the Restricted Shareholder is paid their BHP dividends. The remittance will be made by means of a deposit into the bank account recorded with the Plc Share Registry into which the Restricted Shareholder’s BHP dividends are paid, or in cases where a bank account is not recorded or electronic payment is prohibited for any reason (except in respect of any Restricted Shareholders on the Plc South African Branch Register), by means of a cheque posted by first class mail or international standard post (as applicable). Where a Restricted Shareholder is unable to receive the sale proceeds in the manner described above: – in respect of any Restricted Shareholders on the Plc UK Share Register: the sale proceeds will be returned to, and held in, an unregulated bank account held by Computershare UK, subject to receipt by Computershare UK of relevant information to rectify the issue causing such inability to receive the sale proceeds, provided however that Plc may, at any time, request the return of the sale proceeds to itself (at which point the Restricted Shareholder(s) will cease to have any entitlement to such proceeds); or – in respect of any Restricted Shareholders on the Plc South African Branch Register: the sale proceeds will be returned to, and held in, a regulated bank account held by Computershare South Africa for the benefit of the Restricted Shareholder for a period of 12 years from the Effective Date, subject to receipt by Computershare South Africa of relevant information to rectify the issue causing the inability to receive the sale proceeds in such 12-year period; failing which, upon the expiration of the 12-year period, the sale proceeds will be sent to the Government Guardians Fund (at which point such Restricted Shareholder(s) will cease to have any entitlement to such proceeds) (or as otherwise agreed between the Appointed Seller and BHP from time to time). You should consult your legal and tax advisers with respect to the legal and tax consequences of Unification in your particular circumstances. 72 BHP SHAREHOLDER CIRCULAR

8.3 Description of the Plc Schemecontinued 8.3.6 Small Plc Shareholders A‘Small Plc Shareholder’ is any Plc Shareholder, as at the Plc Scheme Record Time: – who is: – a certificated holder on the Plc UK Share Register (i.e. not in CREST); or – a holder on the Plc South African Branch Register (whether certificated or uncertificated); and – whose registered address is in a Permitted Jurisdiction (in the case of Small Plc UK Register Shareholders only); and – who neither resides in the United States nor acts for the account or benefit of persons who reside in the United States; and – whose aggregate holding of Plc Shares amounts to the Small Plc Shareholder Threshold or less. The Small Plc Shareholder Threshold is 400 Plc Shares. BHP reserves the right to alter the Small Plc Shareholder Threshold in its sole and absolute discretion on the basis that any such variation will be communicated to Plc Shareholders by means of an announcement on the relevant stock exchanges as soon as reasonably practicable following any determination. The Small Plc Shareholder Threshold applies to all Plc Shares you hold irrespective of whether these shares are held in more than one account in your name. 8.3.7 Sale Facility for Selling Shareholders In recognition that some Plc Shareholders may not wish to maintain an investment in Limited post-Unification, BHP has made arrangements to provide a Sale Facility for Small Plc Shareholders who validly elect to participate in the Sale Facility and do not revoke or withdraw that election to do so. If you are a Small Plc Shareholder, you may elect to have all (but not part only) of the New Limited Shares that you would have otherwise received under the Plc Scheme (in that form (in the case of Small Plc South African Branch Register Shareholders) or in the form of Limited DIs (in the case of Small Plc UK Register Shareholders)) to be sold under the Sale Facility. Any sale pursuant to the Sale Facility is conditional upon the satisfaction of the Unification Conditions, including in particular, the Plc Scheme becoming effective in accordance with its terms. Only Small Plc Shareholders are eligible to elect to participate in the Sale Facility. Neither Restricted Shareholders nor Plc ADS Holders are eligible to participate in the Sale Facility. Small Plc Shareholders that wish to participate in the Sale Facility should refer to the applicable Sale Facility T&Cs (including Section 3.3 for specific instructions on the actions they must take to elect to participate and Section 8.3.7 for further details of the terms and conditions of, and the operation of, the Sale Facility). Please read these carefully: it is each Small Plc Shareholder’s own decision to participate in the Sale Facility and you may wish to seek independent professional advice before doing so. Any Small Plc Shareholder who makes a valid election by means of a Sale Facility Election Form will, by doing so, be acknowledging and agreeing to the applicable Sale Facility T&Cs. In order to validly elect to participate in the Sale Facility, Plc Shareholders must: (i) be eligible to participate in the Sale Facility, i.e. be a Small Plc Shareholder; (ii) carefully read the applicable Sale Facility T&Cs; (iii) complete and submit their election to participate in the Sale Facility by means of the UK Sale Facility Election Form or a SA Sale Facility Election (as applicable and, in each case, in accordance with the instructions specified therein); and (iv) ensure that Computershare UK or Computershare South Africa (as applicable) have received such UK Sale Facility Election Form or SA Sale Facility Election (respectively), and such election has not been revoked or withdrawn, in each case, by the applicable Sale Facility Election Deadline. Any UK Sale Facility Election Form or SA Surrender, Election and Transfer Form in respect of a SA Sale Facility Election received by Computershare after the applicable Sale Facility Election Deadline, or is received by Computershare before the applicable Sale Facility Election Deadline but is not, or is deemed not to be, valid or complete in all respects at that time, will be invalid. 73 BHP SHAREHOLDER CIRCULAR

8    Implementation of Unification 8.3    Description of the Plc Scheme continued Elections to participate in the Sale Facility will be invalid made by any Plc Shareholder: (i) who is not a Small Plc Shareholder; (ii) whose aggregate holding of Plc Shares exceeds the Small Plc Shareholder Threshold; or (iii) whose Sale Facility Election Form is completed in respect of only part of (and not their entire) entitlement to New Limited Shares or Limited DIs (as applicable) pursuant to the Plc Scheme (save as for set out in the following sentence) or is otherwise not correctly completed or executed in accordance with the instructions specified therein. In the event that a Small Plc Shareholder validly elects to participate in the Sale Facility, but their holding of Plc Shares at the Plc Scheme Record Time differs from the number of Plc Shares in respect of which the valid election was received (but is still within the Small Plc Shareholder Threshold), then such Small Plc Shareholder shall be deemed to have made a valid election to participate in the Sale Facility in respect of their entire holding of Plc Shares (and therefore their entire entitlement to New Limited Shares or Limited DIs (as applicable)). The Sale Facility will be offered and administered by Computershare: by Computershare UK in respect of Small Plc UK Register Shareholders and by Computershare South Africa in respect of Small Plc South African Branch Register Shareholders. You can contact Computershare in relation to the Sale Facility using the details set out at Section 3.4. Computershare reserves the right to amend or extend the Sale Facility subject to the terms of the Plc Scheme (as set out in Appendix 1) provided that Plc has consented to such variation. Small Plc UK Register Shareholders Please read carefully the UK Sale Facility T&Cs (including the following sub-section of this Section 8.3.7) and the UK Sale Facility Election Form (each made available to certificated Plc Shareholders on the Plc UK Share Register, including on BHP’s website at www.bhp.com/unify). The Sale Facility as it applies to, and will be administered in respect of, Selling Shareholders on the Plc UK Share Register is governed by the UK Sale Facility T&Cs as binding between Computershare UK and such Selling Shareholders. In order to participate in the Sale Facility as a Small Plc UK Register Shareholder, you must read the UK Sale Facility T&Cs and then correctly complete and submit the (separate) UK Sale Facility Election Form (made available to certificated Plc Shareholders on the Plc UK Share Register, including on BHP’s website at www.bhp.com/unify) in accordance with the instructions specified therein in respect of your entire entitlement (and not part thereof) to Limited DIs pursuant to the Plc Scheme and have not revoked or withdrawn the election instruction by the UK Sale Facility Election Deadline. Computershare UK must receive your UK Sale Facility Election Form by the UK Sale Facility Election Deadline, otherwise it will be invalid. Please read carefully Section 3.3 for further instructions on how to participate. Pursuant to a valid election made by a Small Plc UK Register Shareholder to participate in the Sale Facility, the Limited DIs to which Small Plc UK Register Shareholders are entitled (being Sale Facility Shares) will initially be issued to Computershare UK as nominee on behalf of the relevant Selling Shareholders. Computershare UK will sell, or procure the sale of, all Sale Facility Shares for the Small Plc UK Register Shareholders who have validly elected and not revoked or withdrawn such election to participate in the Sale Facility (i.e. by means of the receipt by Computershare UK of a correctly completed UK Sale Facility Election Form by the UK Sale Facility Election Deadline). It is expected that the sale of such Sale Facility Shares will take place on the Implementation Date (or as soon as practicable thereafter or such other date as may be agreed between Computershare UK and Plc). Computershare UK will then remit, or procure the remittance of, the proceeds of those sales to Selling Shareholders in the manner described below. Assuming a valid election has been made by a Small Plc UK Register Shareholder to participate in the Sale Facility by means of a correctly completed and neither rejected nor revoked or withdrawn UK Sale Facility Election Form received by Computershare UK before the UK Sale Facility Election Deadline, the Sale Facility will be implemented in accordance with the UK Sale Facility T&Cs and the provisions below: (a) Conduct of sales by Computershare UK Computershare UK will sell, or procure the sale of, the Sale Facility Shares on the LSE at market prices. It is expected that Computershare UK will use a broker to effect the sale of the Sale Facility Shares and the sale may be effected in an aggregated trade or across multiple trades at the broker’s discretion. Computershare UK will arrange the sale of such Sale Facility Shares in accordance with the UK Sale Facility T&Cs and will, with the duly appointed broker, obtain the best price reasonably available when dealing on behalf of the Selling Shareholders. 74 BHP SHAREHOLDER CIRCULAR

8.3 Description of the Plc Scheme continued As the market price of Limited Shares will be subject to change from time to time, the sale price of those Sale Facility Shares and the proceeds of that sale cannot be guaranteed. You are not able to set a minimum price at which your Limited DIs are to be sold pursuant to the Sale Facility. (b) Role of Computershare UK Following the Plc Scheme Effective Time, the Sale Facility Shares will be issued directly to Computershare UK who will hold those shares as nominee for the Selling Shareholders, arrange the sale of such Sale Facility Shares on the LSE on their behalf and remit the proceeds to Selling Shareholders, in each case in accordance with the UK Sale Facility T&Cs. (c) Calculation of proceeds The proceeds from the sale of the Sale Facility Shares under the Sale Facility will be pooled. The amount of money due to each Selling Shareholder will be calculated as the average price obtained for all such Sale Facility Shares traded on the LSE in proportion to such Selling Shareholders’ entitlement to Limited DIs pursuant to the Plc Scheme. In this way, all participating Small Plc UK Register Shareholders benefit from the receipt of their proportion of the proceeds of the aggregated sale of such Sale Facility Shares. Specifically, all Selling Shareholders on the Plc UK Share Register will receive the same price per Sale Facility Share as other Selling Shareholders on that register, subject to rounding to the nearest whole penny. Consequently, the amount received by Selling Shareholders for each such Sale Facility Share may be more or less than the actual price that is received for that particular Sale Facility Share. Selling Shareholders will not be charged brokerage or dealing fees in respect of the Sale Facility provided by Computershare. (d) Remittance of proceeds Upon receipt of cleared funds from the broker, Computershare UK will remit the proceeds it receives from the sale of Sale Facility Shares in Pounds Sterling by means of a cheque sent to all named registered holders on the account of the relevant Selling Shareholders at their registered address as soon as reasonably practicable following the sale of the Sale Facility Shares but, in any event, within 20 Business Days of the Implementation Date. Former Plc Shareholders on the Plc UK Share Register not participating in the Sale Facility may choose to sell their New Limited Shares or Limited DIs independently and would follow normal market practice (but would pay any relevant dealing, brokerage and transaction costs). (e) Timing Sale Facility Shares are expected to be sold in accordance with the UK Sale Facility T&Cs, with sales expected to occur on the Implementation Date (or as soon as practicable thereafter or such other date as may be agreed with Plc). The proceeds of sale for each Selling Shareholder will be calculated in accordance with the UK Sale Facility T&Cs and remitted to them, without being charged any brokerage costs. It is expected that the proceeds will be remitted to Selling Shareholders on the Plc UK Share Register as soon as reasonably practicable following the sale of the Sale Facility Shares but, in any event, no later than 20 Business Days following the Implementation Date. Small Plc South African Branch Register Shareholders Please read carefully the SA Sale Facility T&Cs (including the following sub-section of this Section 8.3.7) and, for certificated Small Plc South African Branch Register Shareholders only, the SA Surrender, Election and Transfer Form (made available to certificated Plc Shareholders on the Plc South African Branch Register, including on BHP’s website at www.bhp.com/unify). The Sale Facility as it applies to, and will be administered in respect of, Selling Shareholders on the Plc South African Branch Register is governed by the SA Sale Facility T&Cs. For the avoidance of doubt, the UK Sale Facility T&Cs do NOT apply to the Sale Facility in respect of Small Plc South African Branch Register Shareholders. 75 BHP SHAREHOLDER CIRCULAR

8 Implementation of Unification 8.3    Description of the Plc Scheme continued In order to participate in the Sale Facility as a Small Plc South African Branch Register Shareholder, you must make your SA Sale Facility Election as follows: –    if you are a certificated Small Plc South African Branch Register Shareholder: correctly complete the SA Surrender, Election and Transfer Form (made available to Plc Shareholders on the Plc South African Branch Register, including on BHP’s website at www.bhp.com/unify) in accordance with the instructions specified therein; or –    if you are a Small Plc South African Branch Register Shareholder holding Plc Shares in dematerialised form through STRATE: communicate your election to participate in the Sale Facility to your CSDP or broker, for onward communication to Computershare South Africa, in accordance with the mandate that governs your relationship with your CSDP or broker, in each case, in respect of your entire entitlement (and not part thereof) to New Limited Shares pursuant to the Plc Scheme and by the applicable SA Sale Facility Election Deadline, such election not having been revoked or withdrawn by that time. Please read carefully Section 3.3 for further instructions on how to participate. Pursuant to a valid election made by a Small Plc South African Branch Register Shareholder to participate in the Sale Facility, the New Limited Shares to which Small Plc South African Branch Register Shareholders are entitled (being Sale Facility Shares) will initially be issued to Computershare Nominees as nominee on behalf of the relevant Selling Shareholders. Computershare South Africa will arrange the sale by Computershare Nominees of all Sale Facility Shares for the Small Plc South African Branch Register Shareholders who have validly elected and not revoked or withdrawn such election to participate in the Sale Facility (i.e. by means of the submission of a correctly completed SA Surrender, Election and Transfer Form by the SA Sale Facility Election Deadline). It is expected that the sale of the Sale Facility Shares will take place as soon as reasonably practicable, and in any event within three Business Days, after the SA Sale Facility Election Deadline (or such other date as may be agreed between Computershare and Plc). Computershare South Africa will then remit, or procure the remittance of, the proceeds of those sales to Selling Shareholders in the manner described below. Assuming a valid election has been made by a Small Plc South African Branch Register Shareholder to participate in the Sale Facility by means of a correctly completed and neither rejected nor revoked or withdrawn SA Surrender, Election and Transfer Form submitted before the SA Sale Facility Election Deadline, the Sale Facility will be implemented in accordance with the provisions below: (a) Conduct of sales by Computershare South Africa and Computershare Nominees Computershare South Africa will arrange the sale by Computershare Nominees of, or Computershare Nominees will sell, the Sale Facility Shares on the JSE at market prices. It is expected that Computershare South Africa or Computershare Nominees (as applicable) will arrange for a broker to effect the sale of the Sale Facility Shares and the sale may be effected in an aggregated trade or across multiple trades at the broker’s discretion. Computershare South Africa will arrange for, or Computershare Nominees will, conduct the sale of the Sale Facility Shares in such manner as it determines in good faith, in its absolute discretion, with the objective of seeking to achieve the best price reasonably obtainable, having regard to a number of factors such as prevailing market conditions. As the market price of Limited Shares will be subject to change from time to time, the sale price of those Sale Facility Shares and the proceeds of that sale cannot be guaranteed. You are not able to set a minimum price at which your Limited Shares are to be sold pursuant to the Sale Facility. (b) Role of Computershare South Africa and Computershare Nominees Following the Plc Scheme Effective Time, the Sale Facility Shares will be issued directly to Computershare Nominees who will hold those shares as nominee for the Selling Shareholders and Computershare South Africa will arrange for the sale by Computershare Nominees of, or Computershare Nominees will sell, such Sale Facility Shares on the JSE on behalf of the relevant Selling Shareholders and remit the proceeds to Selling Shareholders. 76 BHP SHAREHOLDER CIRCULAR

8.3 Description of the Plc Schemecontinued (c) Calculation of proceeds The proceeds from the sale of such Sale Facility Shares under the Sale Facility will be pooled. The amount of money due to each Selling Shareholder will be calculated as the average price obtained for all the Sale Facility Shares traded on the JSE in proportion to such Selling Shareholders’ entitlement to New Limited Shares pursuant to the Plc Scheme. In this way, all participating Small Plc South African Branch Register Shareholders benefit from the receipt of their proportion of the proceeds of the aggregated sale of such Sale Facility Shares. Specifically, all Selling Shareholders on the Plc South African Branch Register will receive the same price per Sale Facility Share as other Selling Shareholders on that register, subject to rounding to the nearest whole Rand. Consequently, the amount received by Selling Shareholders for each Sale Facility Share may be more or less than the actual price that is received for that particular Sale Facility Share. You will not be charged brokerage or dealing fees in respect of the Sale Facility provided by Computershare. (d) Remittance of proceeds Upon receipt of cleared funds from the broker, Computershare Nominees will remit the proceeds it receives from the sale of Sale Facility Shares in Rand by means of electronic funds transfer (EFT) as per market practice. This payment will be made to Selling Shareholders on the Plc South African Branch Register by Computershare South Africa or Computershare Nominees (as applicable) sending payment, or arranging the same, to STRATE who will pay the CSDPs, who will then pay the Selling Shareholders. Former Plc Shareholders on the Plc South African Branch Register not participating in the Sale Facility may choose to sell their New Limited Shares independently and would follow normal market practice (but would pay any relevant brokerage and transaction costs). (e) Timing Sale Facility Shares are expected to be sold as soon as reasonably practicable, and in any event within three Business Days, after the SA Sale Facility Election Deadline (or such other date as may be agreed between Computershare and Plc). The proceeds of sale for each Selling Shareholder will be calculated in accordance with Section 8.3.7(c) and remitted to them, without being charged any brokerage. It is expected that the proceeds will be remitted to Selling Shareholders on the Plc South African Branch Shareholder Register as soon as reasonably practicable following the sale of the Sale Facility Shares, but, in any event, no later than 20 Business Days following the Implementation Date. 8.4 Amendments to the Plc Articles of Association At the Plc GM, Plc Shareholders will be asked to authorise certain changes to the Plc Articles of Association. Under English law, amendments to the articles of association of an English company must be approved by a special resolution of its shareholders, being a resolution passed by at least 75 per cent of the votes cast by the shareholders present and voting on the resolution, either in person or by proxy. The amendments to the Plc Articles of Association facilitate the mechanics of the Plc Scheme process by preventing any person other than Limited being left holding Plc Shares or becoming minority shareholders in Plc after Implementation and will also ensure that Plc has the authority to carry out the Plc Special Voting Share Buy-back, such that Limited will own the entire issued share capital of Plc. The proposed Amended Plc Articles of Association, including the proposed amendments referred to above, will be available on BHP’s website at www.bhp.com/unify. 8.5 Information about termination of the DLC arrangements As part of implementation of Unification, the DLC Structure will be terminated. The DLC Structure is established through a number of agreements and various provisions in the Limited Constitution and Plc’s Articles of Association. The key agreements are: – the Sharing Agreement, which regulates the relationship between Limited and Plc as dual listed companies; 77 BHP SHAREHOLDER CIRCULAR

8    Implementation of Unification 8.5 Information about termination of the DLC arrangements continued – the Special Voting Shares Deed, which regulates the exercise of voting rights attaching to the relevant Plc Special Voting Share and Limited Special Voting Share (these Special Voting Shares are designed to facilitate voting equivalency between Limited Shares and Plc Shares); and – the respective Deed Poll Guarantees pursuant to which Limited and Plc each guarantee certain contractual obligations to creditors of the other. This Section describes the actions to be taken in order to terminate the DLC Structure arrangements. 8.5.1 Off-market buy-back of Plc Special Voting Share As part of implementation of Unification, the Plc Special Voting Share will be cancelled. This will be achieved through the Plc Special Voting Share Buy-back pursuant to the terms of the Plc Special Voting Share Buy-back Agreement entered into between Plc and Plc SVC. Under the Plc Special Voting Share Buy-back Agreement, the Plc Special Voting Share Buy-back is conditional on approval by Plc Shareholders of the terms of the Plc Special Voting Share Buy-back Agreement, the Class Rights Actions in connection with the amendment to Article 35(5) of the Plc Articles of Association and the amendment to Article 35(5) of the Plc Articles of Association, and on the Plc Scheme being sanctioned at the Court Sanction Hearing. The Plc Special Voting Share Buy-back Agreement is available for inspection on BHP’s website at www.bhp.com/unify. As noted above, conditional on the Plc Scheme being sanctioned at the Court Sanction Hearing, Plc will, pursuant to the terms of the Plc Special Voting Share Buy-back Agreement, buy back the Plc Special Voting Share from Plc SVC at a price of US$0.50 by way of an off-market buy-back. Plc SVC is a special purpose entity established to hold the Plc Special Voting Share, and is wholly owned by The Law Debenture Trust Corporation Plc. The Plc Special Voting Share Buy-back will be effected in accordance with the Companies Act 2006 and will require the approval of a simple majority of the votes cast at the Plc GM. The Plc Special Voting Share Buy-back will also require approval of a special resolution as a Class Rights Action at both the Limited GM and Plc GM, requiring the approval of at least 75 per cent of votes cast by the Limited Shareholders at the Limited GM, and Plc Shareholders at the Plc GM. The Plc Special Voting Share Buy-back will complete once it has been approved by Shareholders and the Plc Scheme has been sanctioned at the Court Sanction Hearing. Plc will cancel the Plc Special Voting Share as soon as reasonably practicable after the Plc Scheme has become effective. 8.5.2 Terminating the Sharing Agreement The Sharing Agreement provides that it may be terminated by Limited or Plc giving written notice to the other at any time if one of the parties becomes a wholly-owned subsidiary of the other. As part of Unification, Plc will become a wholly-owned subsidiary of Limited. As soon as practicable after Plc has acquired all of the Plc Shares and Plc has cancelled the Plc Special Voting Share and the Plc Preference Shares, Limited will give notice to Plc of the termination of the Sharing Agreement with immediate effect in accordance with its terms. 8.5.3 Selective Buy-backs of Limited Special Voting Share and the DLC Dividend Share As at the date of this Circular, Limited has received irrevocable undertakings from: – Limited SVC, to enter into the Limited Special Voting Share Buy-back Agreement; and – Plc (Aust) Co, to enter into the DLC Dividend Share Buy-back Agreement. Limited SVC is a special purpose entity established to hold the Limited Special Voting Share, and is wholly owned by The Law Debenture Trust Corporation Plc. Plc (Aust) Co, a wholly owned subsidiary of Plc, holds the DLC Dividend Share. Each of the Limited Special Voting Share Buy-back and the DLC Dividend Share Buy-back will: – take effect following termination of the Sharing Agreement; and – be effected in accordance with the Corporations Act as a selective reduction, and will require the approval of at least 75 per cent of votes cast by the Limited Shareholders at the Limited GM. 78 BHP SHAREHOLDER CIRCULAR

8.5 Information about termination of the DLC arrangementscontinued Each of the Limited Special Voting Share and DLC Dividend Share will be cancelled immediately following completion of the respective buy-back agreement. 8.5.4 Amendments to Limited Constitution Under Australian law, amendments to the constitution of an Australian company must be approved by a special resolution of its shareholders, being a resolution passed by at least 75 per cent of the votes cast by the shareholders present and voting on the resolution, either in person or by proxy. The Limited Constitution will be amended to remove concepts which relate to the operation of the DLC Structure (for example those provisions relating to Class Rights Actions and Joint Electorate Actions under the Sharing Agreement and the Special Voting Shares) and to allow for capital reductions by way of in-specie distribution. A summary of the key differences between the Limited Constitution and the Amended Limited Constitution is set out in Section 11.3 and the Amended Limited Constitution can be found at www.bhp.com/unify. 8.5.5 Treatment of Deed Poll Guarantees Each of the Deed Poll Guarantees will be terminated in accordance with its terms, by Limited and Plc giving notice by means of advertisements in specified national newspapers. Following termination of the Deed Poll Guarantees, no new obligations will arise for each of Limited and Plc under the Deed Poll Guarantees, but Limited and Plc will each continue to be liable for any existing obligations incurred, or arising out of any obligation incurred, by that party before termination of the Deed Poll Guarantees. 8.5.6 Cancellation of Plc Preference Shares and re-registration of Plc Plc acquired the Plc Preference Shares from J.P. Morgan Limited by way of gift on 3 September 2021 and the Plc Preference Shares are currently held by Plc. It is expected that Plc will cancel the Plc Preference Shares and Plc will apply for re-registration as a private limited company after the Plc Scheme has been implemented and once Plc has ceased to be listed on the FCA Official List and traded on the LSE’s Main Market. A change in status of Plc from a public listed company with its primary listing on the LSE to a private limited company will require approval of a simple majority of the votes cast at each of the Plc GM and Limited GM (voting separately) as a Class Rights Action. 79 BHP SHAREHOLDER CIRCULAR

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9 Taxation

9 Taxation

9.1 Important information

This Section contains a general outline of the taxation implications for certain Shareholders and ADS Holders that are tax resident in Australia, the United Kingdom, South Africa or the United States in respect of Unification.

This does not constitute tax advice. This Circular does not take into account Shareholders' or ADS Holders' individual investment objectives, financial situation or needs. This document is not a complete analysis of all taxation laws which may apply in relation to Unification for Shareholders and ADS Holders. All Shareholders and ADS Holders should consult with their own independent taxation advisers regarding the taxation implications of Unification given the particular circumstances which apply to them.

This outline relates solely to matters governed by, and should be interpreted in accordance with, the laws of the various countries as in force and as interpreted at 9:00am (AEDT) on the date of this Circular. Future amendments to taxation legislation, or its interpretation by the courts or the taxation authorities may take effect retrospectively and/or affect the conclusions drawn.

This outline does not take into account or anticipate changes in the law (by legislation or judicial decision) or practice (by ruling or otherwise) after that time.

9.2 Summary of expected outcomes

If Unification is implemented, Limited will acquire all of the Plc Shares at the Plc Scheme Effective Time. Plc Shareholders will be issued one Limited Share on the Implementation Date for each Plc Share held at the Plc Scheme Record Time.

For current Limited Shareholders, none of the Unification steps should generally give rise to any tax consequences.

For current Plc Shareholders, the Unification steps may give rise to tax consequences in respect of the:

- disposal of their Plc Shares;
- holding New Limited Shares; and
- disposal of their New Limited Shares.

A high level summary of the tax outcomes for certain Plc Shareholders that are resident in Australia, the United Kingdom, South Africa and the United States is outlined below and should be read in conjunction with the Sections referred to for each jurisdiction:

Tax resident and taxing jurisdiction	Tax consequence	Refer
Disposal of Plc Shares		
Australia	If you choose scrip for scrip roll-over relief, you will be able to disregard any capital gain that arises as a result of the disposal of your Plc Shares.	Section 9.3.4(j)
	If you do not choose scrip for scrip roll-over relief, a capital gain may arise. You may be entitled to discount capital gains tax (CGT) treatment on any capital gain if you held your Plc Shares for at least 12 months before the Plc Scheme Effective Time.	Section 9.3.4(g)
United Kingdom	Roll-over treatment should apply, so you should not be treated as having made a disposal for the purposes of UK CGT or UK corporation tax on chargeable gains.	Section 9.4.3(a)

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9.2 Summary of expected outcomes continued

Tax resident and taxing jurisdiction	Tax consequence	Refer
South Africa	No roll-over relief is available and a capital gain may arise, unless a CGT exemption applies to you (available for certain categories of shareholders).	Section 9.5.3(a)
United States	Unification should constitute a tax-free reorganisation and you should not recognise a gain or loss.	Section 9.6.3(b)
Holding New Limited Shares		
Australia	You will be required to include dividends in respect of Limited Shares in your assessable income for the income year in which the dividends are received.	Section 9.3.4(j)
	Dividends may be franked to the extent determined by Limited. The tax treatment of franking credits depends on the satisfaction of certain integrity rules as well as the shareholder's tax profile.	
United Kingdom	For UK income tax purposes, all dividends received will form part of your total income for income tax purposes and will represent the highest part of that income.	Section 9.4.3(c)
	For UK corporation tax purposes, if you are a 'small company' (for the purposes of UK taxation of dividends) you will not generally be subject to tax on dividends received from Limited. Other Limited Shareholders within the charge to UK corporation tax will not be subject to tax on dividends from Limited so long as the dividends fall within an exempt class and certain other conditions are met.	
	No Australian dividend withholding tax (**DWT**) arises where dividends are fully franked or declared to be conduit foreign income. There are no UK tax consequences of receiving franking credits.	Section 9.3.5(b)
South Africa	If you are an individual or corporate (including a pension fund) any cash dividend will qualify for an exemption from income tax.	Section 9.5.3(g)
	If you are an individual and you receive foreign cash dividends on South African listed shares your dividends will be subject to dividends withholding tax in South Africa at the rate of 20%.	
	No Australian DWT arises where dividends are fully franked or declared to be conduit foreign income. There are no South African tax consequences of receiving franking credits.	Section 9.3.5(b)

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9 Taxation 9.2 Summary of expected outcomes continued Tax resident and taxing jurisdiction United States Tax consequence Under US federal income tax laws and subject to the Passive Foreign Investment Company (PFIC) rules discussed below, if you are a US Holder, dividends paid by Limited will be subject to United States federal income taxation. If you are a non-corporate US Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the Limited Shares or Limited ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Refer Section 9.6.3(b)(i) Disposal of New Limited Shares Australia United Kingdom South Africa United States If you choose scrip for scrip roll-over relief, the first element of the cost base of the New Limited Shares received should be equal to the cost base of your original Plc Shares. You will make a capital gain to the extent the capital proceeds from the disposal of the New Limited Shares exceed the cost base of the shares sold. You may be entitled to a CGT discount in certain circumstances. Your New Limited Shares received should be treated as acquired at the same time, and for the same consideration, as your original Plc Shares. If you dispose of any Limited Shares, you will make a chargeable gain (or allowable loss) for the purposes of CGT or corporation tax, depending on your circumstances and subject to any available exemption or relief. No tax should be payable in Australia in respect of the disposal of New Limited Shares by UK tax residents, except in limited circumstances. The disposal of New Limited Shares will be subject to CGT to the extent that no exemption applies. No tax should be payable in Australia in respect of the disposal of New Limited Shares by South African tax residents, except in limited circumstances. Your aggregate tax basis in New Limited Shares or New Limited ADSs that you receive should equal your aggregate tax basis in the Plc Shares or Plc ADSs that you surrender. Subject to the PFIC rules discussed below, you may recognise a capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars in respect of the disposal of your New Limited Shares or New Limited ADSs. Section 9.3.4(k) Section 9.4.3(f) Section 9.3.5(c) Section 9.5.3(h) Section 9.3.5(c) Section 9.6.3(b)(ii) 84 BHP SHAREHOLDER CIRCULAR

9.3 Australian tax consequences for Limited Shareholders and Plc Shareholders 9.3.1 Scope The following is a general outline of the main Australian tax implications in relation to Unification for Limited Shareholders and Plc Shareholders who: – hold their Limited Shares or Plc Shares on capital account for income tax purposes; – are not subject to the rules concerning the taxation of financial arrangements contained in Division 230 of the Income Tax Assessment Act 1997 (Cth) in respect of their Plc Shares and Limited Shares. Note that Division 230 will not apply to individuals, unless they have made an election for it to apply; – are not subject to special rules which may apply to certain entities, for example, tax exempt organisations, listed investment companies, insurance companies, and banks; – do not hold their BHP Shares as trading stock; – do not, together with their associates hold 10 per cent or more of the issued share capital in Limited or Plc (as applicable); – are not non-residents that use BHP Shares at any time in carrying on business through an Australian permanent establishment; – do not hold BHP Shares as part of a straddle or a hedging or conversion transaction; and – do not hold their BHP Shares in conjunction with an employee share scheme. 9.3.2 Class rulings Limited has applied to the Commissioner of Taxation (Commissioner) for class rulings confirming certain income tax implications of Unification for Australian resident Plc Shareholders and Limited Shareholders. The final class rulings are expected to be received from the Commissioner shortly after Unification. BHP Group will notify Shareholders as soon as the rulings are released. The class ruling applications are principally concerned with (i) confirming that there are no Australian income tax consequences for Limited Shareholders and (ii) confirming that Australian resident Plc Shareholders who make a taxable capital gain on disposal of their Plc Shares may choose to apply scrip for scrip roll-over relief to disregard the capital gain that would otherwise arise. The information below includes the implications for Shareholders in circumstances where, based on the draft class ruling applications, scrip for scrip roll-over relief applies and is chosen by Shareholders and, alternatively, where scrip for scrip roll-over relief does not apply or is not chosen by Shareholders. 9.3.3 Australian tax consequences for Limited Shareholders None of the Unification steps should give rise to any Australian tax consequences for Limited Shareholders. In particular, there should be no change to Limited Shareholders’ current cost base and reduced cost base in their Limited Shares or their date of acquisition of their Limited Shares for CGT purposes. 9.3.4 Australian tax consequences for Australian resident Plc Shareholders If Unification is implemented, Limited will acquire all of the Plc Shares at the Plc Scheme Effective Time. Plc Shareholders will be issued one Limited Share on the Implementation Date for each Plc Share held at the Plc Scheme Record Time. (a) Capital gains tax The disposal of Plc Shares by Plc Shareholders to Limited under the Plc Scheme will cause CGT event A1 to happen for Australian resident Plc Shareholders. The time of the CGT event will be when the Plc Shareholders transfer their Plc Shares to Limited under the Plc Scheme (i.e. the Plc Scheme Effective Time). 85 BHP SHAREHOLDER CIRCULAR

9 Taxation 9.3 Australian tax consequences for Limited Shareholders and Plc Shareholders continued (b) Implications of disposing of Plc Shares (except where scrip for scrip roll-over relief applies) Australian resident Plc Shareholders will make: – a capital gain to the extent that their capital proceeds from the disposal of their Plc Shares are more than the cost base of those Plc Shares; or – a capital loss to the extent that the capital proceeds are less than the reduced cost base of those Plc Shares. Subject to Section 9.3.4(f) (if scrip for scrip roll-over relief is available and chosen), an Australian Plc Shareholder who makes a capital gain on the disposal of their Plc Shares will be required to include the net capital gain (if any) for the income year in their assessable income. Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain or net capital loss. Any net capital gain is included in a taxpayer’s assessable income and is subject to income tax. A net capital loss may not be deducted against other types of income for income tax purposes, but may be carried forward and offset against future capital gains (subject to satisfaction of loss recoupment tests for certain taxpayers). (c) Cost base of Plc Shares The cost base of Plc Shares will generally include the amount paid, and the market value of any property given, to acquire the Plc Shares, plus certain incidental costs of acquisition and disposal (e.g. brokerage fees and stamp duty) that are not otherwise deductible to the Plc Shareholder. The reduced cost base of Plc Shares will be similarly determined. (d) Capital proceeds The capital proceeds for the disposal of the Plc Shares will be the market value of the Limited Shares received under Unification, determined as at the Plc Scheme Effective Time. (e) CGT discount Individuals, complying superannuation entities or trustees that have held Plc Shares for at least 12 months may be entitled to benefit from the CGT discount to reduce the amount of the capital gain (after application of capital losses) from the disposal of their Plc Shares by: – 50 per cent in the case of individuals and trusts (for trustees, the ultimate availability of the discount for the beneficiaries of a trust will depend on the particular circumstances of the beneficiaries); or – 331/3 per cent for complying superannuation entities. The CGT discount will not be available to a Plc Shareholder that is a company. (f) Implications if scrip for scrip roll-over relief available and chosen Australian resident Plc Shareholders who make a capital gain on disposal of their Plc Shares under the Plc Scheme may choose to apply scrip for scrip roll-over relief to disregard the capital gain. A Plc Shareholder will provide sufficient evidence of having chosen scrip for scrip roll-over relief by the way they prepare their income tax return (i.e. by excluding the disregarded capital gain from assessable income). There is no need to lodge a separate notice with the ATO. Where scrip for scrip roll-over relief has been chosen by a Plc Shareholder: – the first element of the cost base of the Limited Shares received should be equal to the cost base of their original Plc Shares; and – the Limited Shares will be taken to be acquired at the time the Plc Shares were originally acquired, for the purpose of any subsequent application of the CGT discount. 86 BHP SHAREHOLDER CIRCULAR

9.3 Australian tax consequences for Limited Shareholders and Plc Shareholders continued (g) Implications if scrip for scrip roll-over relief not available or chosen Where scrip for scrip roll-over relief is not available or chosen in relation to a Plc Shareholder’s disposal of Plc Shares under the Plc Scheme: – the capital gain or capital loss from the disposal of the shareholder’s Plc Shares will be taken into account in calculating the shareholder’s net capital gain for the 2022 income year; and – the first element of the cost base of each Limited Share received should be an amount equal to the market value of the Plc Share determined as at the Implementation Date. The acquisition date of the Limited Shares will be the Implementation Date. This date will be relevant for any future application of the CGT discount with respect to CGT events occurring in respect of the Limited Shares. (h) GST Plc Shareholders should not be liable to pay GST in respect of a disposal of their Plc Shares. (i) Stamp duty No Australian stamp duty should be payable by Plc Shareholders in relation to the disposal of Plc Shares to Limited under the Plc Scheme or acquisition of Limited Shares. (j) Implications of holding Limited Shares Australian resident Limited Shareholders will be required to include dividends in respect of Limited Shares in their assessable income for the income year in which the dividends are received. Dividends may be franked to the extent determined by Limited. However, an Australian resident Limited Shareholder must be a ‘qualified person’ by satisfying the ‘holding period rule’ which requires a shareholder to continuously hold the shares ‘at risk’ for at least 45 days, excluding the days of acquisition and disposal for a period, or qualifying for a specific concession (for example, the small shareholder exemption which applies where an individual shareholder’s total franking credit entitlement for the income year does not exceed $5,000), to be entitled to the benefit of franking credits in respect of their Limited Shares. On the assumption that an Australian resident Shareholder is a ‘qualified person’, the tax treatment of dividends received from Limited will be as follows: – Individuals: Dividends and any attached franking credits will be included in the individual’s assessable income. A tax offset for the amount of the franking credits will be available to reduce the tax payable by the individual. Any excess tax offset (i.e. to the extent it exceeds income tax payable by the individual) may be refundable to the individual. – Companies: Dividends and any attached franking credits will be included in the company’s assessable income. A tax offset for the amount of the franking credits will be available to reduce the tax payable by the company. Excess franking credits for the year may be converted to a deemed tax loss. A company that is a franking entity may be able to credit its franking account with the franking credits attached to dividends, which may enable the company to pay franked dividends to its own shareholders. – Trustees (excluding trustees of complying superannuation funds): If Australian resident beneficiaries of a trust are presently entitled to a distribution of the net income of the trust for the year in which the dividend is derived by the trust, generally the franked dividend should flow through to, and be taxable in the hands of, the beneficiaries in accordance with their particular tax status and profile. Following Unification, it is expected that Limited Shareholders will be given the opportunity to quote their Australian tax file number (TFN), TFN exemption or their Australian Business Number (ABN) in respect of their New Limited Shares. Limited Shareholders need not quote a TFN, TFN exemption or ABN in respect of their New Limited Shares. However, if they do not then TFN withholding may be required to be deducted from any unfranked dividends paid by Limited at the highest marginal tax rate plus the Australian Medicare Levy (currently 47 per cent in total). 87 BHP SHAREHOLDER CIRCULAR

9 Taxation 9.3 Australian tax consequences for Limited Shareholders and Plc Shareholders continued (k) Implications of disposing of Limited Shares A disposal of Limited Shares by Australian resident Limited Shareholders will cause CGT event A1 to happen for Australian resident Limited Shareholders. For Australian resident Limited Shareholders, a capital gain will arise to the extent the capital proceeds from the disposal of the Limited Shares exceed the cost base of the shares sold. A capital loss will be incurred to the extent the capital proceeds are less than the reduced cost base of the shares held by an Australian resident Limited Shareholder. A capital loss may be offset against other capital gains of the Australian resident Limited Shareholder arising in the same tax year or otherwise carried forward and offset against capital gains realised in the future (subject to satisfaction of loss recoupment tests for certain taxpayers). For the purpose of determining whether an Australian resident Limited Shareholder will realise a capital gain or a capital loss in respect of the disposal of Limited Shares, the cost base or reduced cost base of the Limited Shares will be the adjusted cost base of the shares as determined at 9.3.4(f) (if scrip for scrip roll-over relief is available and chosen) and 9.3.4(g) (if scrip for scrip roll-over relief is not available or not chosen). 9.3.5 Australian tax consequences for non-resident Plc Shareholders (a) Implications of disposing Plc Shares For Plc Shareholders who are not Australian tax residents, the disposal of their Plc Shares should have no CGT consequences if the Plc Shares are not ‘taxable Australian property’. The Plc Shares will only be ‘taxable Australian property’ for non-resident Plc Shareholders who are individuals who made an election to disregard a CGT event I1 capital gain or capital loss in respect of their Plc Shares when they ceased to be an Australian tax resident. For other Plc Shareholders who are not Australian tax residents, no component of the Plc Shares should be taxable Australian property as the underlying value of each share is not principally derived from Australian real property. (b) Implications of holding Limited Shares Dividends paid by Limited to its non-Australian shareholders will not be subject to Australian withholding tax to the extent that such dividends are declared by Limited to be franked dividends or conduit foreign income. If Australian DWT is payable on dividends from Limited, shareholders who are not tax resident in Australia should seek their own tax advice to determine the Australian and foreign taxation implications. (c) Implications of disposing of Limited Shares The disposal of Limited Shares by non-Australian shareholders should have no CGT or non-resident CGT withholding consequences if Limited Shares are not ‘taxable Australian property’. The Limited Shares will only be ‘taxable Australian property’ for non-resident Plc Shareholders who: – hold, together with their associates, 10 per cent or more of the issued share capital of Limited either at the time of the disposal of their Limited Shares or throughout a 12-month period within 24 months before the time of disposal; – hold their Limited Shares in carrying on a business at or through a permanent establishment in Australia; or – are individuals who made an election to disregard a CGT event I1 capital gain or capital loss in respect of their Limited Shares when they ceased to be an Australian tax resident. 88 BHP SHAREHOLDER CIRCULAR

9.4 UK tax consequences for Limited Shareholders and Plc Shareholders 9.4.1 Scope The following is a general outline of the main UK taxation implications of Unification for Shareholders who are: – resident (and in the case of individuals, domiciled) for tax purposes in, and only in, the UK (and to whom split-year treatment does not apply); – who are absolute beneficial owners of Plc Shares and New Limited Shares or, as the case may be, Limited Shares; and – who hold their Plc Shares and New Limited Shares or, as the case may be, Limited Shares as an investment (otherwise than through an individual savings account or a pension arrangement). This outline does not deal with certain types of Shareholders including pension funds, charities, dealers in securities, insurance companies, collective investment schemes, persons who have or could be treated for tax purposes as having acquired their Plc Shares or New Limited Shares or, as the case may be, Limited Shares by reason of their employment or as carried interest, and persons subject to UK tax on a remittance basis. 9.4.2 UK tax consequences for UK resident Limited Shareholders None of the Unification steps should give rise to any UK income tax or corporation tax consequences for Limited Shareholders, and there should be no change to the base cost and the date of acquisition of their Limited Shares. 9.4.3 UK tax consequences for UK resident Plc Shareholders (a) UK taxation of chargeable gains: Subject to the following two paragraphs, a Plc Shareholder who receives a New Limited Share for a Plc Share should not be treated as having made a disposal for the purposes of UK CGT and corporation tax on chargeable gains. Instead, the New Limited Shares so received should be treated as the same asset, acquired at the same time, and for the same consideration, as the Plc Shares. Under section 137 of the Taxation of Chargeable Gains Act 1992 (TCGA), this ‘roll-over’ treatment is denied to Plc Shareholders who, alone or together with persons connected with them, hold more than 5 per cent of, or any class of, Plc Shares or debentures of Plc unless the scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is an avoidance of liability to CGT or corporation tax. Application for clearance in advance under section 138 TCGA has been made to the UK’s tax authority, HM Revenue and Customs to request confirmation that, based on the particulars of the scheme, section 137 TCGA will not apply so as to deny roll-over treatment. This clearance has now been obtained. (b) Stamp duty and SDRT No UK stamp duty or SDRT will be payable by Plc Shareholders on the exchange of their Plc Shares for New Limited Shares under the Plc Scheme. (c) Implications of holding Limited Shares (i) Limited Shareholder within the charge to UK income tax The general tax treatment of dividends paid by Limited to Limited Shareholders within the charge to UK income tax on such dividends is as follows: – All dividends received by such a Shareholder will form part of the Shareholder’s total income for income tax purposes and will represent the highest part of that income. – A nil rate of income tax applies to the first £2,000 of taxable dividend income received by such Shareholder in a tax year (the Nil Rate Amount), regardless of what tax rate would otherwise apply to that dividend income. 89 BHP SHAREHOLDER CIRCULAR

9 Taxation 9.4 UK tax consequences for Limited Shareholders and Plc Shareholders continued – Where an individual Limited Shareholder’s taxable dividend income for a tax year exceeds the Nil Rate Amount, the excess amount (the Relevant Dividend Income) will be subject to income tax: – at the rate of 7.5 per cent, to the extent that the Relevant Dividend Income falls below the threshold for the higher rate of income tax; – at the rate of 32.5 per cent, to the extent that the Relevant Dividend Income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and – at the rate of 38.1 per cent, to the extent that the Relevant Dividend Income falls above the threshold for the additional rate of income tax. In determining whether, and if so to what extent the Relevant Dividend Income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the Limited Shareholder’s total taxable income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of the Shareholder’s total income for income tax purposes. Shareholders should note that on 27 October 2021, the UK Government confirmed that the rates of dividend tax will increase by 1.25 percentage points from 6 April 2022. (ii) Limited Shareholders within the charge to UK corporation tax Limited Shareholders within the charge to UK corporation tax which are ‘small companies’ (for the purposes of UK taxation of dividends) will not generally be subject to tax on dividends received from Limited. Other Limited Shareholders within the charge to UK corporation tax will not be subject to tax on dividends from Limited so long as the dividends fall within an exempt class and certain other conditions (including anti-avoidance conditions) are met. An example of such an exempt class of dividends would include dividends paid to a person holding less than 10 per cent of the issued share capital of the payer (or, if there is more than one class of share, the same class of that share capital in respect of which the distribution is made) and who is entitled to less than 10 per cent of the profits available for distribution to holders of the same class of share and would be entitled to less than 10 per cent of the assets available for distribution to holders of that same class of share on a winding-up. (d) Withholding tax in Australia The Australian withholding tax consequences of dividends paid to UK resident Limited Shareholders are outlined in Section 9.3.5(b). If Australian DWT is payable on dividends from Limited, UK resident Shareholders should seek their own tax advice to determine the Australian and UK taxation implications. (e) Implications of disposing of Limited Shares (i) Limited Shareholder within the charge to UK CGT A disposal or deemed disposal of Limited Shares by a Shareholder who is an individual may give rise to a chargeable gain (or allowable loss) for the purposes of CGT, depending on the circumstances and subject to any available exemption or relief. The CGT annual exemption (which is £12,300 for individuals in the 2021/22 tax year) will be available to exempt any chargeable gain, to the extent it has not already been utilised by the individual Limited Shareholder. UK CGT will generally be charged at 10 per cent (for the 2021/22 tax year) to the extent that the total chargeable gains and, generally, total taxable income arising in a tax year, after all allowable deductions (including losses, the income tax personal allowance and the CGT annual exempt amount), fall below the threshold for higher rate of income tax for the tax year. To the extent that any chargeable gains (or part of any chargeable gains) arising in a tax year exceed the threshold for the higher rate of income tax when aggregated with any such income (in the manner referred to above), CGT will generally be charged at 20 per cent (for the 2021/22 tax year). 90 BHP SHAREHOLDER CIRCULAR

9.4 UK tax consequences for Limited Shareholders and Plc Shareholders continued Corporate Limited Shareholder A disposal or deemed disposal of Limited Shares may give rise to a chargeable gain (or allowable loss) for the purposes of UK corporation tax (the current rate of which is 19 per cent), depending on the circumstances and subject to any available exemption or relief. Australian CGT consequences Australian CGT consequences of disposal of Limited Shares by UK resident Shareholders are outlined in Section 9.3.5(c). If any tax is payable in Australia on a gain accruing on the disposal of New Limited Shares or, as the case may be, Limited Shares, UK resident Shareholders should seek their own tax advice to determine the Australian and UK taxation implications. (f) UK stamp duty and SDRT On the basis that no physical instrument of transfer is executed to transfer the New Limited Shares (to the extent the same would be held electronically), no UK stamp duty should be payable on a future transfer of the New Limited Shares. An agreement to transfer the New Limited Shares should not give rise to SDRT. (g) VAT Plc Shareholders should not be liable to any VAT in respect of exchange of their Plc Shares for Limited Shares. 9.4.4 Sale Facility The ‘roll-over’ treatment outlined in Section 9.4.3(a) should apply to UK resident Plc Shareholders who participate in the Sale Facility, and for the purposes of UK taxation of chargeable gains, they should be treated as rolling over their base cost in the Plc Shares into the New Limited Shares which are to be held by a nominee on their behalf and then sold. The sale should then constitute a disposal for chargeable gains purposes with the treatment outlined in Section 9.4.3(d). The UK stamp duty and SDRT consequences outlined in Section 9.4.3(b) should also remain the same for UK resident Plc Shareholders who participate in the Sale Facility. 9.5 South African tax consequences for Limited Shareholders and Plc Shareholders 9.5.1 Scope The following is a general outline of the main South African taxation implications of Unification for Shareholders who are residents of South Africa for income tax purposes. As set out in Section 2.1.2, Unification will involve an exchange of Plc Shares for Limited Shares on a one-for-one basis. This outline is provided on the basis that South African resident Plc Shareholders hold their shares on capital account. It does not deal with other types of Shareholders, such as Shareholders that have, or could be treated for tax purposes as having, acquired their Plc Shares or New Limited Shares or, as the case may be, Limited Shares by reason of their employment. 9.5.2 South African tax consequences for South African resident Limited Shareholders None of the Unification steps should give rise to any South African income tax consequences for South African resident Limited Shareholders as there is no disposal in their hands. 9.5.3 South African tax consequences for South African resident Plc Shareholders If Unification is implemented, Limited will acquire all of the Plc Shares. In exchange, the South African resident Plc Shareholders will receive one Limited Share for each Plc Share held at the Plc Scheme Record Time. 91 BHP SHAREHOLDER CIRCULAR

9 Taxation 9.5 South African tax consequences for Limited Shareholders and Plc Shareholders continued (a) General CGT consequences The disposal of the Plc Shares by the South African resident Plc Shareholders to Limited will trigger a CGT event for South African tax purposes in terms of the Eighth Schedule to the South African Income Tax Act No.58 of 1962 (South African ITA). The capital gain should be determined on the difference between the tax base cost of the Plc Shares and the proceeds being the market value of the Limited Shares received. A CGT exemption should be available to certain categories of South African resident Plc Shareholders in relation to the disposal of the Plc Shares. These shareholders include pension funds and mutual funds to the extent the mutual funds constitute a collective investment scheme in securities or represent pension funds. Based on the South African shareholding data available, the other South African resident Plc Shareholders who do not ordinarily qualify for a CGT exemption would also not qualify for: – domestic or cross-border roll-over relief in South Arica as roll-over relief requires either: – the receipt of shares in a South African resident company, which is not the case; or – the South African Plc Shareholder being a company which is part of the same group of companies as Limited (which requires a 70 per cent shareholding), also not the case; or – the minimum 10 per cent foreign company shareholding (participating) exemption for South African tax purposes. As there would be no domestic or cross-border roll-over relief or the minimum 10 per cent foreign company shareholding exemption for the South African resident Plc Shareholders, the disposal of the shares in Plc to Limited should be subject to CGT for certain South African resident Plc Shareholders (unless an exemption applies as noted above). The following income tax implications should arise for the South African resident Plc Shareholders who do not qualify for the CGT exemption (i.e. individuals and non-qualifying corporates) on the disposal of the Plc Shares to Limited: – Any disposal of an asset by individuals or non-qualifying corporate South African resident Shareholders will trigger a CGT event for South African tax purposes in terms of the Eighth Schedule to the South African ITA. – Any portion of the sale proceeds in excess of the tax base cost of the Plc Shares will constitute a capital gain and will be subject to CGT in the hands of the individuals or non-qualifying corporate South African resident Plc Shareholders. – Where the proceeds are less than the tax base cost of the Plc Shares a capital loss will arise. A capital loss may be offset against other capital gains of the South African resident Plc Shareholders arising in the same tax year or the loss may be carried forward and offset against capital gains realised in the future. (b) Tax Base Cost of Plc Shares The tax base cost of the Plc Shares is generally determined as the expenditure actually incurred in respect of the cost of acquisition or creation of the Plc Shares including certain expenditure directly related to the acquisition or disposal of the Plc Shares. (c) Proceeds on disposal of the Plc Shares The proceeds on disposal of the Plc Shares should be equal to the market value of the Limited Shares. (d) Newly established tax base cost of Limited Shares acquired Plc Shares will be exchanged for Limited Shares on a one-for-one basis. The South African resident Plc Shareholders should create a tax base cost for the Limited Shares acquired equal to: – the market value of the Plc Shares disposed of in exchange for the Limited Shares on the date of Unification; and – certain expenditure directly related to the acquisition of the Limited Shares, if applicable. 92 BHP SHAREHOLDER CIRCULAR

9.5 South African tax consequences for Limited Shareholders and Plc Shareholders continued (e) Capital Gain/Capital loss (i) Corporate South African resident Plc Shareholders The capital gain will be included in the corporate South African resident Plc Shareholder’s taxable income at a rate of 80 per cent and taxed at the corporate tax rate (i.e. 28 per cent currently), which results in an effective CGT rate of 22.4 per cent. A capital loss may be offset against other capital gains of the corporate South African resident Plc Shareholders arising in the same tax year or carried forward and offset against capital gains realised in the future. (ii) Individual South African Plc Shareholders The capital gain will be included in the individual South African Plc Shareholder’s taxable income at a rate of 40 per cent and taxed at the individual marginal tax rate (i.e. maximum rate of 45 per cent currently), which results in an effective CGT rate of 18 per cent (assuming a maximum marginal tax rate of 45 per cent is applied). A capital loss may be offset against other capital gains of the individual South African resident Plc Shareholders arising in the same tax year or carried forward and offset against capital gains realised in the future. (iii) Pension Funds Income received by or accrued to a pension fund would not be subject to income tax in South Africa. Similarly, pension funds must disregard any capital gain or capital loss in respect of a disposal of an asset. This means that any South African resident Plc Shareholder that is a pension fund or acting on behalf of a pension fund will need to disregard any capital gain or capital loss realised on the disposal of the Plc Shares. (iv) Mutual Funds Any capital gain or capital loss realised in respect of the disposal of securities (i.e. the disposal of the Plc Shares) by a portfolio of collective investment schemes in securities (other than a collective investment scheme in property) must be disregarded for CGT purposes. (f) Stamp duty/Securities Transfer Tax South African resident Plc Shareholders will not be subject to securities transfer tax (STT) in relation to either the transfer of the Plc Shares or the issue of the shares by Limited. (g) Implications of holding Limited Shares (i) Acquisition of Limited Shares South African resident Plc Shareholders should create a tax base cost for the Limited Shares on acquisition thereof. Typically the tax base cost of the Limited Shares will be determined as the expenditure actually incurred in respect of the cost of acquisition or creation of the Limited Shares including certain expenditure directly related to the acquisition of the Limited Shares. Plc Shares will be exchanged for Limited Shares on a one-for-one basis. South African resident Plc Shareholders should create a tax base cost for the Limited Shares acquired equal to: – the market value of the Plc Shares disposed of in exchange for the Limited Shares on the date of Unification; and – certain expenditure directly related to the acquisition of the Limited Shares, if applicable. (ii) Future cash dividends Any cash dividend will qualify for an exemption from income tax for both individual and corporate South African residents (including pension funds). 93 BHP SHAREHOLDER CIRCULAR

9 Taxation 9.5 South African tax consequences for Limited Shareholders and Plc Shareholders continued It is typical for dividends received by mutual funds to be distributed by the mutual fund to the beneficial owners. The nature of each beneficial owner would determine the tax treatment of the dividend distributed through the mutual fund. In the unlikely event that any dividends are retained by the mutual fund, such dividend would be treated as being received by the mutual fund and re-characterised as income for South African income tax purposes. Individual South African resident Limited Shareholders who receive foreign cash dividends on locally listed shares will however be subject to DWT in South Africa at the rate of 20 per cent. Corporate South African resident Limited Shareholders (including pension funds) that receive foreign cash dividends on locally listed foreign shares will be exempt from DWT. Mutual funds in most instances would qualify as a regulated intermediary with the dividends received by the mutual fund flowing through the fund to the ultimate beneficial owner. The treatment for the beneficial owner in the mutual fund would be as described above for individuals, corporate and pension funds. As a regulated intermediary, the mutual fund would bear the obligation of withholding the appropriate amount of DWT. In order for the above DWT exemptions to apply, relevant Shareholders of Limited may be required to comply with certain administrative formalities, including the preparation (and if required, submission) of a written undertaking and declaration in the prescribed form, before the dividend is paid. The Australian withholding tax consequences of dividends paid to South African resident Limited Shareholders are outlined in Section 9.3.5(b). To the extent that DWT is paid in Australia, a rebate may be available against the DWT (if any) payable in South Africa, limited to the DWT payable in South Africa. (h) Implications of disposing of Limited Shares The future disposal by the South African resident shareholders of Limited Shares will be subject to CGT in South Africa to the extent that no exemption applies. Any future disposal by the South African resident Limited Shareholders of the Limited Shares should therefore result in the following CGT consequences: – Any portion of the sale proceeds in excess of the tax base cost of the Limited Shares will constitute a capital gain and will be subject to CGT in the hands of the South African resident Limited Shareholders. – For individuals, the capital gain will be included in the individual South African resident shareholder’s taxable income at a rate of 40 per cent and taxed at the individual marginal tax rate (i.e. maximum rate 45 per cent currently), which results in an effective CGT rate of 18 per cent (assuming a maximum marginal tax rate of 45 per cent is applied). – For corporates, the capital gain will be included in the corporate South African shareholder’s taxable income at a rate of 80 per cent and taxed at the corporate tax rate (i.e. 28 per cent currently), which results in an effective CGT rate of 22.4 per cent. – Where the proceeds are less than the tax base cost of the shares a capital loss will arise. A capital loss may be offset against other capital gains of the South African resident Limited Shareholders arising in the same tax year, or may be carried forward and offset against capital gains realised in the future. – A CGT exemption should however be available to certain categories of South African resident shareholders in relation to the disposal of the Limited Shares. These shareholders include pension funds and mutual funds to the extent the mutual funds constitute a collective investment scheme in securities or mutual funds that represent pension funds. These exemptions will apply as follows: 94 BHP SHAREHOLDER CIRCULAR

9.5 South African tax consequences for Limited Shareholders and Plc Shareholders continued Pension Funds – Income received by or accrued to a pension fund would not be subject to income tax in South Africa. – Similarly, pension funds must disregard any capital gain or capital loss in respect of a disposal of an asset. This means that any South African resident Limited Shareholder that is a pension fund or acting on behalf of a pension fund will need to disregard any capital gain or capital loss realised on the disposal of the Limited Shares. Mutual Funds – Any capital gain or capital loss realised in respect of the disposal of securities (i.e. the disposal of the Limited Shares) by a portfolio of collective investment schemes in securities (other than a collective investment scheme in property) must be disregarded for CGT purposes. Australian CGT consequences of the disposal of Limited Shares by South African resident Shareholders are outlined in Section 9.3.5(c). 9.5.4 Sale facility As set out in Section 8.3.7, under the Sale Facility, the New Limited Shares to which Small Plc South African Branch Register Shareholders are entitled (being Sale Facility Shares) will be sold by Computershare Nominees. Computershare Nominees will sell all Sale Facility Shares for Small Plc South African Branch Register Shareholders and remit the proceeds of those sales to Selling Shareholders. Based on the South African shareholding data available, the South African resident Plc Shareholders will not be able to utilise the roll-over relief provisions on the disposal of the shares in Plc to Limited. Therefore, the tax consequences of a share exchange should ultimately result in similar tax consequences to those described in Section 9.5.3(a) and Section 9.5.3(h). Broadly, the share exchange transaction will trigger a CGT event for the individual shareholders and corporate shareholders who do not qualify for exemption (see Section 9.5.3(a)). The sale of the exchanged shares (i.e. the New Limited Shares acquired) under the Sale Facility will trigger a separate CGT event (see Section 9.5.3(h)). 9.6 Material United States Federal Income Tax consequences for Limited and Plc Shareholders 9.6.1 Scope This Section describes the material United States federal income tax consequences of Unification to US Holders of Plc Shares and Plc ADSs who exchange their Plc Shares and Plc ADSs for Limited Shares and Limited ADSs. It applies to Plc Shareholders who acquire Limited Shares or Limited ADSs in Unification and who hold their Limited Shares or Limited ADSs as capital assets for tax purposes. This Section addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to Shareholders in light of their individual circumstances, including foreign, state or local tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This Section does not apply to Shareholders who are a member of a class of holders subject to special rules, such as: – a dealer in securities or foreign currencies; – a trader in securities that elects to use a mark-to-market method of accounting for their securities holdings; – a bank; – a life insurance company; 95 BHP SHAREHOLDER CIRCULAR

9 Taxation 9.6 Material United States Federal Income Tax consequences for Limited and Plc Shareholders continued – a tax-exempt organisation; – a person that owns Plc Shares, Plc ADSs, Limited Shares or Limited ADSs that are a hedge or that are hedged against interest rate risks; – a person that owns Plc Shares, Plc ADSs, Limited Shares or Limited ADSs as part of a straddle or conversion transaction for tax purposes; – a person that purchases or sells Plc Shares, Plc ADSs, Limited Shares or Limited ADSs as part of a wash sale for tax purposes; – a US Holder whose functional currency for tax purposes is not the US dollar; or – a US Holder that owns or is considered to own 5 per cent or more of the total voting power or value of the stock of Plc immediately before Unification or Limited immediately after Unification. This Section is based on the Internal Revenue Code of 1986 (for the purpose of this section, the Code), as amended, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this Section is based in part upon the representations of the Plc ADS Depositary, the Limited ADS Depositary and the assumption that each obligation in the Plc ADS Deposit Agreement, the Limited ADS Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, for US federal income tax purposes, a holder of Plc ADSs or Limited ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to US federal income tax. If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds Plc Shares or Plc ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Plc Shares or Plc ADS should consult its tax adviser with regard to the United States federal income tax treatment of Unification. This Section describes the tax consequences to a US Holder. A Shareholder is a US Holder if they are a beneficial owner of Limited Shares, Limited ADSs, Plc Shares or Plc ADSs and they are, for United States federal income tax purposes: – a citizen or resident of the United States; – a domestic corporation; – an estate whose income is subject to United States federal income tax regardless of its source; or – a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust. This Section does not apply to Shareholders that are not US Holders. 9.6.2 US tax consequences for Limited US Holders US Holders of Limited Shares or Limited ADS should not recognise any United States federal income tax consequences as a result of Unification in respect of Limited Shares and Limited ADS held prior to Unification. 9.6.3 US tax consequences for Plc US Holders (a) General Unification should constitute a tax-free reorganisation under section 368(a) of the Code. Assuming that is the case: – a US Holder will not recognise gain or loss on the receipt of Limited Shares or Limited ADSs in exchange for Plc Shares or Plc ADSs; – a US Holder’s aggregate tax basis in Limited Shares or Limited ADSs received in Unification will equal the US Holder’s aggregate tax basis in the Plc Shares or Plc ADSs surrendered; and 96 BHP SHAREHOLDER CIRCULAR

9.6 Material United States Federal Income Tax consequences for Limited and Plc Shareholders continued – a US Holder’s holding period for Limited Shares or Limited ADSs that they received in Unification will include the US Holder’s holding period for the Plc Shares or Plc ADSs surrendered. If a US Holder of Plc Shares or Plc ADSs acquired blocks of Plc Shares or Plc ADSs at different times or at different prices, the US Holder’s tax basis and holding period in Limited Shares or Limited ADSs received in Unification may be determined with reference to each block of Plc Shares or Plc ADSs. The conclusion that Unification should constitute a tax-free reorganisation under section 368(a) of the Code is not entirely free from doubt, because there is no authority or guidance that addresses the application of the requirements for a tax-free reorganisation under section 368(a) of the Code to an arrangement similar to the DLC structure, and no ruling has been or will be sought from the US Internal Revenue Service (IRS) as to the US federal income tax consequences of Unification. As a result, the IRS might take the position that Unification does not constitute a tax-free reorganisation. If the receipt of Limited Shares or Limited ADSs in exchange for Plc Shares or Plc ADSs fails to qualify as a tax-free transaction for US federal income tax purposes, a US Holder of Plc Shares or Plc ADSs would be treated for US federal income tax purposes in the same manner as if the US Holder had received an amount of cash equal to the fair market value of the Limited Shares or Limited ADSs received. In that case, a US Holder would recognise the gain or loss, if any, equal to the difference between the value of the Limited Shares or Limited ADSs received and the US Holder’s basis in its Plc Shares or Plc ADSs surrendered. Such gain or loss will be long-term capital gain or loss, and preferential tax rates will apply if the US Holder’s holding period is more than one year at the time of Unification. The deductibility of capital losses is subject to limitations. (b) Implications of holding Limited Shares (i) Distributions Under US federal income tax laws and subject to the PFIC rules discussed below, the gross amount of any distribution Limited pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of Limited Shares or Limited ADSs, will be treated as a dividend that is subject to United States federal income taxation for US Holders. For non-corporate US Holders, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided that they hold the Limited Shares or Limited ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that Limited pays with respect to the Limited Shares or Limited ADSs generally will be qualified dividend income provided that, in the year that the US Holder receives the dividend, Limited is eligible for the benefits of the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the Treaty). Limited believes that it is currently eligible for the benefits of the Treaty and Limited therefore expect that dividends on the Limited Shares or Limited ADSs will be qualified dividend income, but there can be no assurance that Limited will continue to be eligible for the benefits of the Treaty. US Holders must include any Australian tax withheld from the dividend payment in this gross amount even though they do not in fact receive it. The Australian withholding tax consequences of dividends paid to US resident Limited Shareholders are outlined in Section 9.3.5(b). 97 BHP SHAREHOLDER CIRCULAR

9 Taxation 9.6 Material United States Federal Income Tax consequences for Limited and Plc Shareholders continued The dividend is taxable to US Holders when they, in the case of shares, or the Plc ADS Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that US Holders must include in their income will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is distributed, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date US Holders include the dividend payment in income to the date they convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US Holder’s basis in the shares or ADSs and thereafter as capital gain. However, Limited does not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, US Holders should expect to generally treat distributions Limited makes as dividends. Subject to certain limitations, any Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable or deductible against a United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to US Holders under Australian law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against a US Holder’s United States federal income tax liability. Dividends will generally be income from sources outside the United States and will generally be ‘passive’ income for purposes of computing the foreign tax credit allowable to US Holders. (ii) Capital gains Subject to the PFIC rules discussed below, a US Holder who sells or otherwise disposes of Limited Shares or Limited ADSs will recognise a capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that they realise and their tax basis, determined in US dollars, in their Limited Shares or Limited ADSs. Capital gain of a non-corporate US Holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Australian CGT consequences of disposal of New Limited Shares or, as the case may be, Limited Shares by US Holders are outlined in Section 9.3.5(c). (iii) PFIC rules We do not believe that Plc Shares, Plc ADSs, Limited Shares or Limited ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually at the end of the year and thus may be subject to change. If Limited is treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US Holder would be treated as if it had realised such gain and certain ‘excess distributions’ rateably over its holding period for the Plc Shares, Plc ADSs, Limited Shares or Limited ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the preferential tax rates applicable to dividend income if Limited is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming Plc Shares, Plc ADSs, Limited Shares or Limited ADSs are ‘marketable stock’, a US Holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs. 98 BHP SHAREHOLDER CIRCULAR

9.6 Material United States Federal Income Tax consequences for Limited and Plc Shareholders continued (iv) Shareholder reporting A US Holder that owns ‘specified foreign financial assets’ with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. ‘Specified foreign financial assets’ may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. US Holders are urged to contact their tax advisers regarding this filing requirement. (v) Information reporting and backup withholding A non-corporate US Holder of Limited Shares or Limited ADSs may be subject to information reporting and backup withholding on dividends paid with respect to Limited Shares or Limited ADSs and proceeds from a transaction treated as a sale or other disposition of Limited Shares or Limited ADSs. They will not be subject to backup withholding, however, if they: furnish a correct taxpayer identification number and certify that they are not subject to backup withholding; or are otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a US Holder’s United States federal income tax liability, provided they furnish the required information to the IRS in a timely manner. 9.7 Other tax considerations for certain Plc Shareholders 9.7.1 Scope As described in more detail in Section 2.3, the proposed steps to achieve Unification will entail Plc Shareholders disposing of their Plc Shares in return for New Limited Shares pursuant to the Plc Scheme. There are a number of jurisdictions around the world that seek to impose a tax on non-residents who transfer shares, if some of the value of those shares is derived from assets in that jurisdiction and certain threshold conditions are met. Such tax could potentially be relevant to a transfer of Plc Shares (whether pursuant to the Plc Scheme or otherwise).
In particular, this Section highlights possible Chilean and Peruvian tax consequences of such a disposal for certain Plc Shareholders who are domiciled and resident outside Chile and Peru respectively. It is expected that only significant institutional shareholders might be in scope for the relevant tax charges based on the current holdings in Plc Shares and the BHP Group’s current assessment of relevant fair market values, both of which may change between the date of this document and the Plc Scheme Effective Time (which is a key time for the purposes of the threshold tests set out below). There is some uncertainty about whether the threshold tests set out below apply in relation to the beneficial owner of the relevant Plc Shares or the registered shareholder. Accordingly, in this Section 9.7, the term ‘Plc Shareholder’ should be understood as encompassing both the registered holder of Plc Shares and (if different) the beneficial owner of those Plc Shares, as relevant. BHP is in the process of obtaining an independent valuation of the relevant fair market values, details of which can be made available on request, for information purposes only and on a non-reliance basis, to Plc Shareholders who may be in scope for the relevant tax charges (subject to certain conditions, such as execution of appropriate confidentiality undertakings and a release letter). 99 BHP SHAREHOLDER CIRCULAR

9 Taxation 9.7 Other tax considerations for certain Plc Shareholders continued 9.7.2 Chilean tax on capital gains Plc operates and owns assets in Chile through certain indirect subsidiaries. Chilean tax on capital gains can apply to certain transfers of shares in companies that own, directly or indirectly, Chilean assets. It could therefore apply to certain transfers of Plc Shares, including a transfer of Plc Shares pursuant to the Plc Scheme. This tax charge could arise for Plc Shareholders, outside of Unification, if a Plc Shareholder with the requisite shareholding transfers or otherwise disposes of its Plc Shares. Specifically, a Plc Shareholder could be subject to Chilean tax on capital gains at the rate of 35 per cent in respect of their disposal of Plc Shares pursuant to the Plc Scheme if certain conditions are met. The conditions operate by reference to the number of Plc Shares transferred by that Plc Shareholder pursuant to the Plc Scheme, aggregated with any other Plc Shares transferred by that Plc Shareholder (and other non-domiciled members of the same business group) at any time during the period of 12 months ending with the Plc Scheme Effective Time, and expressed as a percentage of the share capital of Plc as tested at the Plc Scheme Effective Time (the Relevant Percentage). Specifically, Chilean tax on capital gains could apply if the Relevant Percentage is at least 10 per cent and either one or both of the following conditions are met: the fair market value of Plc’s participation in the Chilean assets is equal to or greater than 20 per cent of the fair market value of Plc either at the Plc Scheme Effective Time or at any time during the preceding 12-month period; or the Relevant Percentage of the fair market value of Plc’s participation in the Chilean assets, either at the Plc Scheme Effective Time or at any time during the preceding 12-month period, is equal or greater than 210,000 UTA (Chilean tax units, which are set on a monthly basis) at the Plc Scheme Effective Time, which is approximately US$162,961,143 based on the exchange rate of 837.69 as at the Latest Practicable Date. Accordingly, Plc Shareholders should assume that they may be within the scope of the Chilean tax charge if they meet the 10 per cent share capital requirement. It should be noted that the test set out above is the threshold test for the tax charge; the formula for calculating any taxable gain may differ. There is no applicable exemption in respect of this tax charge. Plc Shareholders who may be subject to tax in Chile should seek specialist tax advice to determine their potential liability and any notification obligations. 9.7.3 Peruvian tax on capital gains Plc indirectly owns assets in Peru through its interest in the Antamina joint venture.3 Peruvian tax on capital gains can apply to certain transfers of shares in companies that own, directly or indirectly, Peruvian assets. It could therefore apply to certain transfers of Plc Shares, including a transfer of Plc Shares pursuant to the Plc Scheme. This tax charge could also arise outside of Unification if a Plc Shareholder disposes of Plc Shares and certain conditions are met. Specifically, a Plc Shareholder could be subject to Peruvian tax on capital gains at the rate of 30 per cent in respect of their disposal of Plc Shares pursuant to the Plc Scheme if: the fair market value of Plc Shares transferred; multiplied by the fair market value of Plc’s direct or indirect participation in the Peruvian assets as at the Plc Scheme Effective Time; divided by the fair market value of Plc as at that date; is equal to or greater than 40,000 Peruvian tax units, which is approximately US$43,158,410.99 based on the 2021 tax unit of PEN 4,400 (tax units change on an annual basis) and the exchange rate of 4.078 as at the Latest Practicable Date. It should be noted that the test set out above is the threshold test for the tax charge; the formula for calculating any taxable gain may differ. 3 Antamina is a large, low-cost copper and zinc mine in north central Peru which is an incorporated joint venture between BHP (33.75%, of which Plc owns 72.33% and Limited owns 27.67%), Glencore (33.75%), Teck Resources Limited (22.5%) and Mitsubishi Corporation (10%) that is operated independently by Compañía Minera Antamina S.A.. BHP SHAREHOLDER CIRCULAR

9.7 Other tax considerations for certain Plc Shareholders continued There is no applicable exemption in respect of this tax charge. Where the tax charge applies, the amount of tax payable will depend on the shareholder’s base cost, which needs to be certified by the Peruvian tax authority (the SUNAT) prior to the Plc Scheme Effective Time, otherwise the tax basis will be deemed to be zero. Plc Shareholders who may be subject to tax on capital gains in Peru should seek specialist tax advice to determine their potential liability and what notifications (if any) need to be made to the SUNAT. There is no applicable exemption in respect of this tax charge. Where the tax charge applies, the amount of tax payable will depend on the shareholder’s base cost, which needs to be certified by the Peruvian tax authority (the SUNAT) prior to the Plc Scheme Effective Time, otherwise the tax basis will be deemed to be zero. Plc Shareholders who may be subject to tax on capital gains in Peru should seek specialist tax advice to determine their potential liability and what notifications (if any) need to be made to the SUNAT. BHP SHAREHOLDER CIRCULAR

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10 Comparison between
corporate and securities laws
and regulations

10 Comparison between corporate and securities laws and regulations If Unification is implemented, Plc Shareholders who hold shares in Plc (a company registered in England and Wales, governed by English corporate and securities laws and with a premium listing on the LSE) at the Plc Scheme Record Time will (unless they are an Excluded Shareholder) instead hold shares in Limited (an Australian company governed by Australian corporate and securities laws and with its primary listing on the ASX and a standard listing on the LSE). The legal and regulatory regimes governing companies in Australia and the UK are founded on the same underlying principles and have many similarities. For example, the core principles that underlie the ASX Corporate Governance Council Principles and Recommendations to which Limited is (and will remain) subject are similar to the underlying objectives of the UK Corporate Governance Code, and the Australian and UK rules regulating takeovers of listed companies are based on similar underlying policies. There are, however, some differences, and this Section 10 contains a comparison of certain Australian and English corporate laws and securities laws and regulations, including takeover laws, to help Plc Shareholders understand the differences in the two regulatory regimes. This Section 10 also sets out a summary of the main differences in the regulations under English law applying to standard listings and premium listings on the LSE. Unification will not otherwise change the regulatory regime applicable to BHP. The comparison below is only an overview and is not an exhaustive statement of either the relevant Australian law or English law. References to ‘Australian law’ in this Section 10 are references to the Corporations Act, ASX Listing Rules and Australian common law (as applicable). References to ‘English law’ are references to the Companies Act 2006, the Company Directors Disqualification Act 1986, the Insolvency Act 1986, the FCA Listing Rules, the UK Corporate Governance Code, the City Code and English common law (as applicable). Plc (pre-Unification)    Limited (post-Unification) Main corporate    – Companies Act 2006 applies. – Limited will continue to be subject to regulations     the ASX Listing Rules, ASX Corporate –    City Code applies. Governance Council Principles and –    FCA Listing Rules, Prospectus Recommendations and the Regulation Rules, and Disclosure Corporations Act. Limited will also Guidance and Transparency Rules continue to be subject to ongoing apply. reporting and governance –    As a company with a premium listing obligations under the US Exchange on the LSE, Plc must comply or Act, the US Sarbanes-Oxley Act and explain non-compliance with the UK NYSE listing standards applicable to Corporate Governance Code. it as a foreign private issuer. – Companies Act 2006 and City Code no longer apply. – UK listing regime continues to apply to Limited with a standard listing, but principles and rules for premium- listed companies will not apply. – As a company with a standard listing on the LSE, Limited will not be required to comply or explain non- compliance with the UK Corporate Governance Code. BHP SHAREHOLDER CIRCULAR

Plc (pre-Unification)    Limited (post-Unification) Directors    The Plc articles of association provide The Amended Limited Constitution that a Director must retire at the first    contains the same election and annual general meeting following their    re-election procedures as Plc’s articles appointment and thereafter at the    of association, and the same minimum third annual general meeting following    and maximum number of Directors. their last election or re-election. One-     Limited will continue to be subject to third of the Directors must retire each     the ASX Listing Rules, which provide year. Under the articles, the minimum     that: number of Directors is 8 and the     maximum is 20.    – companies must hold an election of at least 1 director each year; Further, the UK Corporate Governance     Code provides certain best practice for    – no director, other than a managing UK-listed companies (with companies     director, can hold office for more being required to either comply or     than 3 years or past the third annual explain why compliance is not     general meeting following their appropriate in the circumstances)     appointment (whichever is longer) including the following:     without re-election (if there is more than 1 managing director, only 1 is –    a chair should be independent and not subject to this rule); and the chief executive should not become chairman of the same – companies in the S&P/ASX 300 index company; must have: –    the board should include an – an audit committee, which: appropriate combination of – has at least 3 members, all of executive and non-executive (and, in whom are non-executive particular, independent non- directors and a majority of whom executive) directors such that no are independent directors; and individual or small group of individuals can dominate the board’s – is chaired by an independent decision-making; director, who is not the chair of the board; and –    notice periods and service contracts for directors should be set at 1 year – a remuneration committee or less; and comprised solely of non-executive directors. –    all directors should be subject to annual re-election by the Limited will continue to be subject to shareholders. the Corporate Governance Council Principles and Recommendations (and must either comply with them or explain non-compliance), including the following: – a majority of the board, including the chairperson, should be independent directors; and – the roles of chairperson and chief executive officer should not be exercised by the same individual. BHP SHAREHOLDER CIRCULAR

10 Comparison between corporate and securities laws and regulations Plc (pre-Unification)    Limited (post-Unification) The Board intends to continue its current practice of holding annual Non- Executive Director re-elections. Powers and duties of    Under English law, directors owe Directors will continue to owe certain directors    certain statutory duties to the statutory and fiduciary obligations to company, as set out in the Companies    the company under Australian law. This Act 2006: This includes a duty to:    includes a duty to: –    act within powers conferred on the – act in good faith in the best interests directors; of the company and for a proper –    promote the success of the purpose; company; – not fetter their discretion; –    exercise independent judgment; – exercise care, skill and diligence; –    exercise reasonable care, skill and – avoid conflicts of interest; diligence; – not use their position or information –    avoid conflicts of interest; to their advantage; and –    not accept benefits from third – declare personal interests in matters. parties; and –    declare interests in proposed transaction or arrangements with the company. Compliance with these duties will be     interpreted and applied in the same     way as the common law duties of     directors.     Issue of new shares    As shareholders in a company with a Shareholders in a company with a premium listing on the LSE, existing Plc    standard listing on the LSE do not Shareholders have pre-emption rights    benefit from the pre-emption rights in respect of shares issued for cash by    under Rule 9.3.11 of the FCA Listing Plc, unless a special resolution has    Rules. Further, under Australian law, no been passed at a general meeting of    automatic pre-emption rights apply. shareholders to the contrary.    However, Chapter 7 of the ASX Listing Rule 9.5 of the FCA Listing Rules also    Rules will continue to prohibit the issue imposes certain obligations on    of new Limited Shares and other non- companies with a premium listing on    pro-rata equity securities without the LSE relating to rights issues,    shareholder approval in certain placings and other offers of securities,    circumstances. for example the restriction whereby    As a company with a standard listing listed companies making an open offer,    on the LSE, Limited will not be required placing or issuing shares out of    to comply with Rule 9.5 of the FCA treasury may not apply a discount of    Listing Rules. more than 10% to the middle market     price of those shares at the time of     announcement of the securities     offering (unless shareholder approval     has been obtained).     BHP SHAREHOLDER CIRCULAR

Plc (pre-Unification)    Limited (post-Unification) Plc has a standing authority to allot up     to 10% of its total issued share capital.     Capital management –    Under English law, a public company Under Australian law, capital reductions capital reduction    may only reduce its share capital generally require shareholder approval, pursuant to a special resolution of the    but do not require court sanction. shareholders, passed at a general     Equal capital reductions require meeting of the company, which is     shareholder approval by ordinary subsequently sanctioned by the court.     resolution. Selective capital reductions must be approved by a special majority prescribed under the Corporations Act. In addition, if the reduction involves the cancellation of shares, it must also be approved by a special resolution passed at a meeting of the shareholders whose shares are to be cancelled. Capital management –    Under English law, a public company Under Australian law, a company may share buy-backs    may only buy-back its shares out of buy back its own shares if the buy-back distributable profits or the profits of a    does not materially prejudice the fresh issue of shares made for the    company’s ability to pay its creditors purpose of the redemption. The    and the company follows the buyback can either happen through an    procedures laid down in the off-market purchase (pursuant to an    Corporations Act. agreement) or a market purchase, both     Shareholder approval by ordinary of which must be approved by an     resolution will be required if the ordinary resolution.     buy-back will exceed 10% of the A company with a premium listing on    smallest number of votes attaching to the LSE must also comply with rules on    voting shares on issue during a dealings in own securities under    12-month period. Chapter 12 of the FCA Listing Rules,     Shareholder approval by special including restrictions on timing and     resolution will be required if the price and requirements as to     buy-back is selective and does not notification, shareholder approval and     qualify as an equal access buy-back. tender offers.     Companies with a standard listing on the LSE are not required to comply with Chapter 12 of the FCA Listing Rules. BHP SHAREHOLDER CIRCULAR

10 Comparison between corporate and securities laws and regulations Plc (pre-Unification)    Limited (post-Unification) Source and payment of    Under English law, the general rule is Under Australian law, an Australian dividends    that English companies may only pay company must not pay a dividend dividends out of distributable profits    unless: and not out of capital. In addition, a     – its assets exceed its liabilities public company can only make a     immediately before the dividend is dividend where the amount of its net     declared and the excess is sufficient assets is not less than its called-up     for payment of the dividend; share capital plus undistributable     reserves and would not become less    – the payment of the dividend is fair as a result of the dividend.    and reasonable to its shareholders as a whole; and – the payment of the dividend does not materially prejudice its abilities to pay its creditors. Directors’ remuneration    UK-listed companies are required to: Under Australian law, Limited will continue to be required to publish – publish a board-approved report on     a board-approved remuneration report directors’ remuneration as part of     on the remuneration of directors and their annual reporting cycle;     other key management personnel. – put a non-binding resolution to     shareholders on the remuneration    Shareholders will continue to have the report at each annual general    right to participate in a non-binding meeting;    vote on the adoption of the remuneration report at every annual – prepare a directors’ remuneration    general meeting. policy every three years; and     If in 2 consecutive annual general – put a binding resolution to    meetings 25% or more of the votes cast shareholders on the remuneration    on the resolution are against adopting policy at an annual general meeting    the remuneration report, a ‘spill every three years.    resolution’ must then be put to shareholders at the second meeting. A spill resolution is a resolution that a spill meeting be held and all directors (other than a managing director who is exempt from the retirement by rotation requirements) cease to hold office immediately before the end of the spill meeting. If the spill resolution is approved by the majority of votes cast on the resolution, a spill meeting must be held within 90 days at which directors wishing to remain as directors must stand for re-election. BHP SHAREHOLDER CIRCULAR

Plc (pre-Unification)    Limited (post-Unification) Transactions involving    Under English law, a director of an Under Australian law, a director who directors – declarations    English company who is directly or has a material personal interest in a of interest    indirectly interested in a matter that matter that relates to the affairs of a does, or could, relate to the affairs of    company must give the other directors the company has a duty to declare the    notice of that interest and can, in nature of his interest.    certain circumstances, be excluded from participating in a board meeting where the matter is discussed. Restrictions on    Under English law, there are only The general rule is the same under transfer/ownership    limited circumstances in which a listed Australian law. company may refuse to register a     transfer of shares. The general rule is     that shares are transferable without     any restrictions except those imposed     by law or the company’s articles of     association.     Takeovers    In the UK, takeovers of public Under Australian law, the Corporations companies are regulated by the City    Act places restrictions on a person Code. The City Code is administered    acquiring voting power of more than by the UK Panel, a body comprising    20% in a listed company. Generally, representatives of certain City of    such acquisitions cannot be made London financial and professional    unless: institutions which oversees the     – the person does not acquire more conduct of such takeovers. In general,     than 3% of the voting shares in the the City Code requires a person who     company in any 6-month period; acquires shares which carry 30% or     more of the voting rights of a company    – the acquisition is made with to make a takeover offer for all the    shareholder approval; shares in the company.    – the acquisition is made under a The City Code is designed principally    takeover bid made in accordance to ensure that shareholders in an    with Australian law; or offeree company are treated fairly and    – some other exception applies under are not denied the opportunity to    Australian law. decide on the merits of a takeover and    Takeover bids must treat all that shareholders in the offeree    shareholders alike and must not involve company of the same class are    any collateral benefits. Various afforded equivalent treatment by an    restrictions about conditional offers offeror. The City Code also provides an    exist and there are also substantial orderly framework within which    restrictions concerning the withdrawal takeovers are conducted.    and suspension of offers. The Australian Takeovers Panel is the primary forum for resolving disputes in relation to Australian takeover offers during the bid period. The City Code will no longer be applicable if an offer is made for BHP. BHP SHAREHOLDER CIRCULAR

10 Comparison between corporate and securities laws and regulations
Plc (pre-Unification) Limited (post-Unification)
Disclosure of Under English law, a person must In Australia, a similar notification must substantial notify a public company if their interest be given to the company and the ASX if shareholdings in the company reaches 3% (and a person acquires voting power of thereafter where their interest more than 5% in a listed company (and increases or decreases by 1%). thereafter where their voting power increases or decreases by at least 1%, or where their voting power ceases to be more than 5%).
Protection of minority Under English law, a shareholder of an Under Australian law, a shareholder of shareholders – English company may apply to the an Australian company may apply to oppression court under the Companies Act 2006 the court under the Corporations Act for an order on the ground that the to bring an action in cases of conduct company’s affairs are being or have which is either contrary to the interests been conducted in a manner which is of shareholders as a whole, or unfairly prejudicial to the interests of its oppressive to, unfairly prejudicial to, or shareholders generally, or to certain unfairly discriminatory against, any shareholders (including at least shareholders in their capacity as a himself), or that any actual or proposed shareholder, or themselves in a act or omission of the company capacity other than as a shareholder.
(including an act or omission on its Former shareholders can also bring an behalf) is or would be so prejudicial. action if it relates to the circumstances in which they ceased to be a An English court may make such order shareholder. as it thinks fit (such as a purchase order requiring the respondent company to An Australian court may make such purchase the shares held by the order as it thinks fit (such as a purchase petitioner shareholder). order requiring the respondent company to purchase the shares held by the petitioner shareholder).
Under Australian law, minority shareholders also have the following protections:
– they may, in certain circumstances, take proceedings for injunctive or other relief to prevent the majority from exercising their voting power improperly by virtue of the doctrine of fraud on the minority; and – they may, in certain circumstances, enforce their personal rights as members, including their right to enforce the statutory contract created by the company’s constitution.

Plc (pre-Unification) Protection of minority shareholders –derivative actions Right to inspect corporate books and records Significant transactions Under English law, the general rule is that the company is the proper claimant in any action in respect of wrongs done to the company. The Companies Act 2006 provides an exclusive regime for derivative claims that a member of a company may bring. Under the statutory regime, a derivative claim can only be brought in respect of a cause of action relating to: (i) negligence; (ii) default; (iii) breach of duty; and/or (iv) breach of trust by a director of a company. While leave of the Court is not required to commence a derivative claim, permission is required to continue such a claim. Under the Companies Act 2006, an English company is required to keep a number of statutory books and registers. Subject to certain conditions, shareholders have a right to inspect certain of these books and registers. Under English law, the FCA Listing Rules require a premium listed company, like Plc, to notify its shareholders of certain significant transactions. The FCA Listing Rules classify transactions according to their size as either Class 1, Class 2 or Reverse Takeover transactions based on certain financial tests. Depending on the type of transaction, the relevant company is required to comply with certain disclosure and shareholder approval requirements. Under Australian law, the Corporations Act provides for a statutory derivative action which may be instituted by a shareholder, former shareholder or person entitled to be registered as a shareholder of an Australian company. In all cases, leave of the court is required. Such leave will be granted if: – it is probable that the company will not itself bring the proceedings or properly take responsibility for them; – the applicant is acting in good faith; – it is in the best interests of the company; and – there is a serious question to be tried. Under Australian law, a company must allow any person to inspect the register of members, register of option holders and register of debenture holders of the company. The ASX Listing Rules require shareholder approval for the sale of a listed company’s main undertaking and ASX consultation for transactions that constitute a significant change, directly or indirectly, to the nature or scale of its activities, a sale of its main undertaking or, in certain circumstances, the sale of a major asset. As a company with a standard listing on the LSE, the English law requirements for class transactions will not apply to Limited following Unification. 111 BHP SHAREHOLDER CIRCULAR

10 Comparison between corporate and securities laws and regulations Related party transactions Sponsor Under English law, the FCA Listing Rules contain certain rules which apply to premium listed companies, to prevent related parties from taking advantage of their position while transacting with the company. If the listed company enters into a related party transaction meeting certain materiality thresholds, it must notify its shareholders of the relevant details and, in some situations, it must also obtain their approval before entering into the transaction, or ensure that the transaction is conditional upon such shareholder approval being obtained prior to completion. The related party will not be eligible to vote on the relevant resolutions. Smaller transactions with related parties must be reviewed by the company’s sponsor, who must confirm that the terms are fair and reasonable as far as shareholders are concerned. The FCA Listing Rules require companies with a premium listing on the LSE to retain a sponsor for certain transactions and to consult a sponsor if proposing to enter into certain transactions in which the appointment of a sponsor might be required, in order to obtain guidance as to the application of the FCA Listing Rules to such transaction. Sponsors owe responsibilities to the FCA, including providing assurance to the FCA that the company in question has met its obligations under the FCA Listing Rules in respect of certain transactions. Limited will continue to be subject to the related party transactions regime under Chapter 2E of the Corporations Act, pursuant to which shareholder approval is required to provide a financial benefit to a related party, unless an exception applies. Limited will also continue to be subject to the ASX Listing Rules which require shareholder approval of certain transactions with related parties. In particular, the ASX Listing Rules prohibit a listed Australian company from acquiring a substantial asset from, or disposing of a substantial asset to, one of its directors or a substantial (greater than 10%) shareholder unless it obtains the approval of shareholders. In addition, the ASX Listing Rules prohibit the company from issuing shares to a director unless it obtains the approval of shareholders or the share issue is exempt. However, as a company with a standard listing on the LSE, Limited will not be required to comply with the provisions of Chapter 11 of the FCA Listing Rules and will not need to seek confirmation from a sponsor that the terms of a related party transaction are fair and reasonable. As a company with a standard listing on the LSE, Limited will only be required to appoint a sponsor under English law if it wishes to transfer its listing on the LSE to a premium listing. 112 BHP SHAREHOLDER CIRCULAR

11 Additional Information

11 Additional Information

11.1 Directors' interests and dealings in securities

(a) Interests

No interests or rights to subscribe in respect of, securities (including marketable securities) of Limited or Plc are held by or on behalf of Directors (or members of their close families, related trusts and connected persons) as at the Latest Practicable Date other than the following interests:

Director	Limited Shares	Plc Shares
Mike Henry[4]	325,330	196,292
Terry Bowen	11,000	N/A
Malcolm Broomhead	19,000	N/A
Xiaoqun Clever	8,000	N/A
Ian Cockerill	8,759	3,500
Gary Goldberg	12,000	N/A
Ken MacKenzie	52,351	N/A
John Mogford	N/A	13,938
Christine O'Reilly	9,420	N/A
Dion Weisler	7,544	N/A

No Director or their close relatives, relatives trust or connected persons of any of them, superannuation fund, nominee and/or other controlled entities held any options or conditional rights over BHP Shares as at the date of this document, other than Mike Henry.

Directors who hold BHP Shares will be entitled to vote at the Shareholder Meetings and receive New Limited Shares (in exchange for their Plc Shares) upon Unification, on the same terms as all other Shareholders.

Other than as set out in this document, the effect of the Plc Scheme on the interests of the Directors does not differ from the effect on the like interests of other persons.

(b) Agreements or arrangements with Directors in connection with Unification

Other than the understanding that each Director will resign as a director of Plc on Implementation and, in the case of the Chief Executive Officer, will cease to be an employee of Plc on Implementation, there are no agreements or arrangements made between any Director and any member of the BHP Group in connection with or conditional upon the outcome of Unification.

Other than as set out in Section 11.1(a) or elsewhere in this document, no Director and no firm in which a Director is a partner or was a partner in the last two years, holds, or held at any time during the last two years before the date of this document, any interest in Limited or Plc.

No amounts other than the normal remuneration (whether in cash or securities or otherwise) have been paid or agreed to be paid, and no one has given or agreed to give a benefit, to any Director in connection with Unification.

(c) Payments and other benefits to Directors, secretaries or executive officers

Other than as set out in Section 11.2 or elsewhere in this document, it is not proposed that any payment or other benefit will be made or given to any Director, secretary or executive officer of BHP, or any body corporate related to BHP, as compensation for loss of, or as consideration for or in connection with, their retirement from office as a director, secretary or executive officer of BHP or a body corporate connected with BHP as a consequence of or in connection with Unification.

4 As disclosed by BHP on 25 November 2021 in the Notice of Change of Interest of Directors and Connected Persons which was filed with the relevant stock exchange on which the BHP Shares are listed, Mike Henry also holds 0 Plc conditional rights and 978,790 Limited conditional rights (comprising a maximum of 791,486 performance shares under the Long Term Incentive Plan and 187,304 deferred shares under the Cash and Deferred Plan, in all cases being Limited Shares).

114
BHP SHAREHOLDER CIRCULAR

11.2 Treatment of BHP Group incentive arrangements 11.2.1 Plc awards Certain employees of Plc hold awards granted under BHP’s Management Award Plan (MAP) and all-employee share purchase plan (Shareplus) in respect of Plc Shares. As at the Latest Practicable Date, there were 420,567 MAP and Shareplus awards outstanding over Plc Shares. Under the rules of the MAP, if the Plc Scheme becomes effective, the BHP Group will procure that all current unvested awards over Plc Shares will lapse and be replaced by equivalent awards over Limited Shares on the terms of the MAP. Under the rules of Shareplus, holders of Acquired Shares will exchange any Acquired Shares that are Plc Shares for Limited Shares on the same terms as other Plc Shareholders under the Plc Scheme. As participants will not be eligible for Matching Shares in Plc, Limited will make an equivalent offer of rights to Matching Shares which will, once the Plc Scheme becomes effective, vest based on their original timetable and will be satisfied with the delivery of Limited Shares. 11.2.2 LTIP vesting Certain existing and former BHP Executive Leadership Team members hold awards granted under BHP’s Long-Term Incentive Plan (LTIP) in respect of Limited Shares. As at the Latest Practicable Date, there were 2,890,526 LTIP awards outstanding over Limited Shares. The vesting of awards in respect of Limited Shares under the LTIP is conditional on BHP achieving five-year relative total shareholder return (TSR) performance conditions. For these purposes, BHP’s TSR is currently a weighted average of the TSRs of Limited and Plc. For existing LTIP awards where the five-year performance period ends after Unification, the TSR performance at the start of the performance period will continue to be based on the weighted average of the TSRs of Limited and Plc, and the TSR at the end of the performance period will be based on the TSR of Limited only (as there will not be a market price for Plc Shares at that time). The Remuneration Committee will retain its discretion to lapse some or all of the awards granted to a participant under the LTIP having regard to the performance of the participant, their division or function and the BHP Group (including having regard to the Remuneration Committee’s holistic review at the end of the performance period of health, safety, environment and community performance, and financial, governance and conduct considerations). 11.3 Summary of Amended Limited Constitution and rights attaching to New Limited Shares 11.3.1 Differences between Limited Constitution and Amended Limited Constitution As described in Section 8.5.4, from implementation of Unification, certain provisions of the Limited Constitution will be amended, as set out in the Amended Limited Constitution. The Amended Limited Constitution has retained the form of the current Limited Constitution, with changes to remove DLC-specific provisions and to clarify Limited’s ability to make in-specie capital reductions. A summary of the key changes, and how they will differ compared to the position under the Limited Constitution is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of Limited Shareholders. 115 BHP SHAREHOLDER CIRCULAR

11 Additional information
BHP SHAREHOLDER CIRCULAR
175525 Proof 11 Wednesday, December 8, 2021 15:19
11.3 Summary of Amended Limited Constitution and rights attaching to
New Limited Shares continued
The proposed Amended Limited Constitution is available at www.bhp.com/unify.
Position in
Position in Limited Constitution Amended Limited Constitution
Voting rights Following Unification, the provisions
relating to Joint Electorate Actions and
Class Rights Actions will no longer be
required. The position in relation to
attendance and voting will also remain
unchanged.
Limited Shareholders are entitled to vote at a
general meeting on a show of hands or a poll.
However, Plc Shareholders are indirectly (via the
Limited Special Voting Share) able to vote on Joint
Electorate Actions and Class Rights Actions.
For the purposes of determining which
shareholders are entitled to attend or vote at a
general meeting of Limited, and how many votes
such shareholder may cast, the notice of the
general meeting will specify when a shareholder
must be entered on the register of shareholders in
order to have the right to attend or vote at the
meeting.
No change, subject to all references to
the Limited Special Voting Share and
the DLC Dividend Share, and related
provisions, being removed in
accordance with Unification.
Limited Shareholders are allowed to transfer
shares using an instrument of transfer in any usual
or common form or in any other form which the
Limited Directors may prescribe or accept.
Limited Shareholders are also allowed to transfer
shares by a proper transfer in accordance with the
ASX Settlement Operating Rules or any other
electronic system established or recognised by
the ASX Listing Rules in which Limited
participates.
Transfer of
shares
Following Unification, the share control
provisions will no longer be included in
the Amended Limited Constitution. As
such, following Unification, any
takeover of Limited will be regulated
under the Corporations Act (see
Section 10 for a summary of those
provisions).
In general, a person cannot acquire voting power
of more than 20%:
in Limited on a standalone basis (that is,
disregarding the Limited Special Voting Share);
or
in Limited, having regard to voting on a joint
electorate basis (that is, taking account of voting
power derived through holding or controlling Plc
Shares),
unless an equivalent offer is made to both Limited
Shareholders and Plc Shareholders.
Share control
limits 116

11.3 Summary of Amended Limited Constitution and rights attaching to New Limited Shares continued Appointment of Directors Non-cash distributions Position in Limited Constitution A person may be appointed as a Director by the existing Directors or may be elected by the Limited Shareholders at a general meeting. Any person appointed as a Director by the existing Directors will hold office only until the next general meeting that includes an election of Directors. A person may be nominated by Shareholders to be elected as a Director at a general meeting if: – a Limited Shareholder provides a valid written notice of the nomination; and – the person nominated by the Limited Shareholder satisfies candidature for the office and consents in writing to their nomination as a director, in each case, at least 40 Business Days before the date of the earlier of the general meeting of Limited or the parallel general meeting of Plc. The person nominated as a Director may be elected to the board of directors of Limited by ordinary resolution passed in a general meeting. A person duly nominated for election at a general meeting of Plc will be nominated for election at the parallel general meeting of Limited. There is sufficient flexibility in the Limited Constitution to allow for BHP’s policy of annual reelection of all Non-Executive Directors. The Limited Directors may determine that payment of a dividend be effected wholly or in part by the distribution of specific assets, including paid up shares, debentures, options or other securities of Limited or any other entity. Position in Amended Limited Constitution The Amended Limited Constitution will no longer refer to parallel Limited and Plc general meetings, including in the context of Director nominations. The flexibility to allow for BHP’s policy of annual re-election of all Non-Executive Directors will remain unchanged. Under the Amended Limited Constitution, the existing ancillary powers in relation to dividends otherwise than in cash will be expanded to also apply to capital reductions. 11.3.2 Rights attaching to New Limited Shares Limited is an Australian incorporated company and subject primarily to Australian law. The rights and liabilities attaching to ownership of New Limited Shares arise from a combination of the Amended Limited Constitution, statute (including the Corporations Act), the ASX Listing Rules and general law. Plc is currently subject to the Plc Articles of Association, the FCA Listing Rules and the City Code. Following Unification, the City Code and the FCA Listing Rules that apply only to premium listed entities will not apply to Limited. 117 BHP SHAREHOLDER CIRCULAR

11 Additional Information 11.3 Summary of Amended Limited Constitution and rights attaching to New Limited Shares continued Entities with a premium listing are required to make a statement of how they have applied the UK Corporate Governance Code, which operates on a ‘comply or explain’ basis. As a company with a standard LSE listing only, Limited may elect to make a statement disclosing certain information on the corporate governance code and principles to which it is subject, or which it has voluntarily applied, and explain reasons for non-compliance. If Unification is implemented, Limited intends to comply with the Corporate Governance Council Principles and Recommendations only (and not the UK Corporate Governance Code). In practice, the differences are not significant, and the protections provided by Australian corporate laws, ASX rules and corporate governance principles are broadly similar to the UK requirements that currently apply under the UK Corporate Governance Code as a result of Plc’s premium listing. In particular, Limited intends to (amongst other things): – have a separate CEO and Independent Chair; – have a majority of independent Non-Executive Directors on the Board; and – hold annual re-elections of all Non-Executive Directors. A description of material rights attaching to and laws affecting Limited Shares (including New Limited Shares) and how they differ from those attaching to Plc Shares is set out in Section 10. This summary is not exhaustive and does not constitute a definitive description of all differences between the rights attaching to Plc Shares and New Limited Shares. 11.4 Settlement steps for Scheme Shareholders Subject to certain rights reserved by Limited pursuant to the terms of the Plc Scheme, the process of ‘settlement’ (that is, the process by which your interests in Plc are replaced by interests in Limited), which will depend on how you hold your Plc Shares and/or the jurisdiction of your registered address, is described below. Excluded Shareholders (being Restricted Shareholders and Selling Shareholders) will not receive Limited Shares and should instead refer to Sections 8.3.5 (for Restricted Shareholders) or 8.3.7 (for Selling Shareholders). Manner in which Plc Shares are held Plc CREST Shareholders (except the ADS Depositary) Plc CREST Shareholders except the ADS Depositary will receive one Limited DI representing one New Limited Share for each Plc Share that they hold at the Plc Scheme Record Time. The Limited DIs will be credited directly to the CREST participant accounts in which such Plc CREST Shareholders hold their Plc Shares. Settlement steps Under the DI deed poll, Computershare UK issues DIs representing entitlements to non-UK securities (in this case, New Limited Shares), known as Depositary Interests or DIs. DIs may be held, transferred and settled solely within CREST, but DI holders, in cancelling their DIs, are able to deliver their underlying shares to a participant in the relevant settlement system in Australia (CHESS). On receipt of Limited DIs, Plc CREST Shareholders will therefore not be the registered holders of the New Limited Shares to which they are entitled as a result of the implementation of the Plc Scheme. The registered holder of such shares will be Computershare UK or its appointed custodian (who will hold them as nominee for Computershare UK, the issuer of the DI). However, ownership of Limited DIs will represent each Plc CREST Shareholder’s entitlement to such New Limited Shares. The terms and conditions on which DIs are issued and held in CREST are set out in the deed poll executed by Computershare UK governing DIs and other related documents in the CREST International Manual. A copy of this deed poll is available to relevant shareholders on request by contacting Computershare UK in accordance with the provisions set out in Section 3.4. 118 BHP SHAREHOLDER CIRCULAR

11.4 Settlement steps for Scheme Shareholders continued Manner in which Plc Shares are held Plc Certificated Shareholders in a Permitted Jurisdiction Plc Certificated Shareholders in a Permitted Jurisdiction will receive an entitlement to one Limited DI representing one New Limited Share for each Plc Share they hold at the Plc Scheme Record Time. Such Limited DIs will be held by the corporate nominee for Plc Certificated Shareholders. Plc Certificated Shareholders who do not reside in a Permitted Jurisdiction Plc Certificated Shareholders who do not reside in a Permitted Jurisdiction will receive New Limited Shares on the Limited Share Register in Australia in issuer-sponsored form. Plc Shares held on STRATE in an account with a CSDP or broker Shareholders on the Plc South African Branch Register who hold their Plc Shares in dematerialised form on STRATE at the Plc Scheme Record Time will receive a beneficial entitlement to New Limited Shares in dematerialised form (such entitlement initially registered in the name of Computershare Nominees (as nominee) and then transferred to the STRATE Nominee (as nominee) on the Limited South African Branch Register). Settlement steps Same mechanical steps to issue DIs as for Plc CREST Shareholders above. Computershare UK or its appointed custodian will hold such Limited DIs in CREST as nominee on behalf of Plc Certificated Shareholders. The terms and conditions of these arrangements have been made available to Plc Shareholders on the Plc UK Share Register, including on BHP’s website at www.bhp.com/unify. All relevant former Plc Certificated Shareholders as at the Plc Scheme Record Time: – as soon as reasonably practicable following Unification (and no later than Friday, 11 February 2022), will be sent an initial statement of entitlement detailing the number of Limited DIs held on their behalf in the CSN Facility; and – will have been sent in accordance with their stated communication preferences (together with this Circular) the terms and conditions of the CSN Facility (i.e. the corporate nominee arrangements), which are also available to view on BHP’s website at www.bhp.com/unify. Plc Certificated Shareholders who do not reside in a Permitted Jurisdiction will receive New Limited Shares on the Limited Share Register in Australia in issuer-sponsored form (on a one-for-one basis depending on the number of Plc Shares such Plc Certificated Shareholders held at the Plc Scheme Record Time). As soon as reasonably practicable following Unification (and no later than Thursday, 3 February 2022), all relevant former Plc Certificated Shareholders will be sent an initial letter including an issuer-sponsored holding statement of entitlement detailing the number of Limited Shares registered to their name on the Limited Share Register in Australia. Pursuant to the implementation of the Plc Scheme, in respect of Plc Shareholders on the Plc South African Branch Register who hold their Plc Shares in dematerialised form on STRATE at the Plc Scheme Record Time, New Limited Shares will initially be issued and registered in dematerialised form in the name of Computershare Nominees as nominee on the Limited South African Branch Register. Upon settlement, the New Limited Shares will be transferred and registered in dematerialised form in the name of the STRATE Nominee as nominee on the Limited South African Branch Register. This will however not affect the operation of the STRATE system. At that time, Plc Shareholders who hold dematerialised Plc Shares on the Plc South African Branch Register will have their accounts held at their CSDPs or brokers credited with a beneficial entitlement to the New Limited Shares to which they are entitled pursuant to the Plc Scheme. The transfer and settlement of such beneficial title to the New Limited Shares will be effected through STRATE and in accordance with the STRATE rules. 119 BHP SHAREHOLDER CIRCULAR

11 Additional Information

11.4 Settlement steps for Scheme Shareholders continued

Manner in which Plc Shares are held	Settlement steps
Plc Shareholders on the Plc South African Branch Register in certificated form *Shareholders on the Plc South African Branch Register who hold their Plc Shares in certificated form at the Plc Scheme Record Time will receive a beneficial entitlement to New Limited Shares in dematerialised form (such entitlement initially registered in the name of Computershare Nominees and transferred accordingly upon receipt of details regarding their appointment of CSDPs or brokers by completing the SA Surrender, Election and Transfer Form available on BHP's website) on the Limited South African Branch Register.*	Plc Shareholders on the Plc South African Branch Register who hold certificated Plc Shares at the Plc Scheme Record Time will receive the New Limited Shares to which they are entitled pursuant to the Plc Scheme in dematerialised form registered in the name of Computershare Nominees as nominee on the Limited South African Branch Register. Upon settlement, those Plc Shareholders who held certificated Plc Shares on the Plc South African Branch Register who surrender their documents of title and communicate valid details of their CSDP or broker account in the appropriate place in the SA Surrender, Election and Transfer Form (which has been made available to certificated Plc Shareholders on the Plc South African Branch Register, including on BHP's website at www.bhp.com/unify, and is to be completed by those Plc South African Branch Register Shareholders who will need to hold in dematerialised form following Unification), will have their accounts held at their CSDPs or brokers credited with a beneficial entitlement to New Limited Shares to which they are entitled pursuant to the Plc Scheme. For Plc Shareholders who hold certificated Plc Shares and do not appoint a broker or CSDP, their New Limited Shares will remain credited to Computershare Nominees pending the receipt of such information.
Registered Plc ADS Holders *Each Registered Plc ADS Holder as at the New Limited ADS Admission Time will receive one (1) New Limited ADS for each Plc ADS which they hold at the New Limited ADS Admission Time. Each New Limited ADS will represent two Limited Shares.*	In connection with the Plc Scheme: (i) the Plc ADS Depositary, the Limited ADS Depositary, Plc and Limited will agree that the Plc ADS Depositary shall receive New Limited Shares as a CHESS-sponsored holding on the Limited Share Register in Australia (rather than DIs) under the Plc Scheme, in relation to which the CHESS account for, or on behalf of, the Limited ADS Depositary will be credited accordingly; and (ii) following which, the Limited ADS Depositary, will issue New Limited ADSs representing New Limited Shares; and (iii) a CHESS confirmation notice will be issued by post to the Plc ADS Depositary as soon as reasonably practicable following Unification (and no later than Thursday, 3 February 2022). Each Plc ADS Holder will receive one New Limited ADS in uncertificated form for each Plc ADS which they hold at the New Limited ADS Admission Time. Each New Limited ADS will represent two Limited Shares on deposit with a custodian (Citicorp Nominees Pty Limited) appointed by the Limited ADS Depositary in Australia. Limited ADSs are issued in uncertificated form or in certificated form (in which case the Limited ADSs are evidenced by certificates referred to as ADRs). Registered Plc ADS Holders will be able to request certificated Limited ADSs after they become holders of uncertificated Limited ADSs in connection with the Plc Scheme. On receipt of New Limited ADSs, the New Limited ADS holders will not be the registered holders of the New Limited Shares to which they are entitled. The registered holder of such shares will be the custodian in Australia appointed by the Limited ADS Depositary (Citicorp Nominees Pty Limited). The terms of the New Limited ADSs will be governed by the Limited ADS Deposit Agreement.

120
BHP SHAREHOLDER CIRCULAR

11.4 Settlement steps for Scheme Shareholders continued Manner in which Plc Shares are held Settlement steps In connection with Unification, Plc will instruct the Plc ADS Depositary to terminate the Plc ADS Deposit Agreement following Unification. Plc will pay the Plc ADS Depositary all fees and expenses owing in connection with the Plc ADS Deposit Agreement to effect Unification, including the Plc ADS cancellation fees that would otherwise be paid by the holders of Plc ADSs. For the avoidance of doubt, the applicable Plc ADS Holder will remain responsible, and Plc will not be responsible, for any fees and expenses resulting from the surrender of Plc ADSs in advance of the New Limited ADS Admission Time in accordance with the terms of the Plc ADS Deposit Agreement. If Plc ADS Holders wish to instead receive New Limited Shares under the Plc Scheme, such holders must surrender their Plc ADSs to the Plc ADS Depositary for cancellation and withdraw the Plc Shares that their surrendered Plc ADSs represent prior to 10am (EST) on 12 January 2022 (subject to any restrictions on cancellation or withdrawal which the Plc ADS Depositary may impose from time to time). Any withdrawal of the Plc Shares that are represented by Plc ADSs will result in the incurrence of: (i) the charges specified in the Plc ADS Deposit Agreement for the surrender of Plc ADSs; and (ii) any applicable taxes and/or governmental charges. No Limited Shares will be accepted for deposit into the Limited ADR program (for issuance of Limited ADSs), or released from deposit from the Limited ADR program (upon cancellation of Limited ADSs), in any country other than Australia. Indirect Plc ADS Holders As described above for Registered Plc ADS Holders, except that the New Limited ADSs will be held through such holders’ bank, broker, Each Indirect Plc ADS Holder as at the other financial institution or other DTC participant. New Limited ADS Admission Time will receive one (1) New Limited ADS for If Plc ADS Holders wish to instead receive New Limited Shares under each Plc ADS which they hold at the the Plc Scheme, such holders must follow the instructions set out New Limited ADS Admission Time. above for Registered Plc ADS Holders, except that any cancellation of Each New Limited ADS will represent ADSs or withdrawal of Plc Shares must also be in accordance with two Limited Shares. the procedures of such holder’s bank, broker, other financial institution or other DTC participant. 11.5    Information on holding Limited Shares following Unification 11.5.1 Movement between Limited’s different share registers The latest time at which Plc Shareholders may move shares between the Plc UK Share Register and the Plc South African Branch Register is 3:00 pm (South African time) on 25 January 2022, and commencement of cross-border movements of Limited Shares between all registers and recommencement of dematerialisations and rematerialisations shall start at 10:00 am (AEDT) on 3 February 2022. Subject to the further information outlined below, following Unification, as a Limited Shareholder, you can request to have your securities moved to another segment of the Limited Share Register by contacting Computershare’s Global Transaction team in the respective region. Movements between registers are usually completed within 24 hours, depending on the time of lodgement, allowing for time differences and business days in the respective jurisdictions. Cross-border market transaction fees may be charged by any intermediaries. If you are a Limited Shareholder on the Limited South African Branch Register, your CSDP or broker will be required to warrant during the process that all exchange control regulations have been complied with. 121 BHP SHAREHOLDER CIRCULAR

11 Additional Information 11.5    Information on holding Limited Shares following Unification continued Moving holdings from Limited DIs held through the CSN Facility (in the UK) If you hold Limited DIs through the CSN Facility, you can withdraw from the CSN Facility at any time by completing a CSN Facility withdrawal form (available on request from Computershare UK). If you wish to instead have such holding through a UK custodian or broker within CREST then you must make arrangements with such UK custodian or broker to agree a matching trade and settlement date with Computershare UK. Further details in relation to options can be found on the CSN Facility withdrawal form. Moving holdings from Limited DIs held through CREST (in the UK) to instead hold Limited Shares in Australia or South Africa If you hold Limited DIs through CREST, you can submit a cross-border instruction to Computershare’s Global Transaction team in the UK specifying the market and account through which you wish to hold the Limited Shares. If you hold Limited DIs through CREST with a custodian or broker account, you should contact your custodian or broker for assistance. To convert to Limited Shares in the form of Limited DIs held through CREST (in the UK) You would first need to engage a suitable UK custodian or broker who is able to trade on the LSE, and who is able to hold and settle your Limited DIs through CREST. Once such arrangement is established, a request to have your Limited Shares delivered to Computershare UK or its appointed custodian for the issuance of Limited DIs should be made via your custodian or broker who should contact Computershare’s Global Transaction team (either in Australia or South Africa) as noted above. To convert from dematerialised form held through STRATE If you are a South African resident holding Limited Shares on the Limited South African Branch Register, before contacting Computershare’s Global Transaction team in South Africa, you will need to seek SARB approval to move your Limited Shares to a different share register under the applicable exchange control regulations. Such permission can be applied for via an authorised South African bank and you are advised to seek the advice of your CSDP or broker in this respect before making any such request. To convert from holding Limited ADSs to Limited Shares If you are a registered Limited ADS Holder, you may surrender your Limited ADSs and withdraw the Limited Shares that the surrendered Limited ADSs represent in accordance with the terms of the Limited ADS Deposit Agreement. If you are an Indirect Limited ADS Holder, you may surrender your Limited ADSs and withdraw the Limited Shares that the surrendered Limited ADSs represent in accordance with the procedures of your bank, broker, other financial institution or other DTC participant. 11.5.2 Shareholder communications following Unification Holders of Limited DIs (either through CREST or the CSN Facility) If you are a holder of Limited DIs, you will receive notice of all Limited Shareholder meetings and will have made available to you, and will be sent at your request, copies of the Limited annual report and accounts and all other documents issued by Limited to Limited Shareholders by Computershare UK. This may be in hard copy or electronic form (at your election). Any communication preferences and mandates previously applied to Plc shareholdings will remain valid for Limited DI shareholdings. Holders of Limited Shares on the Limited Share Register in Australia As a registered Limited Shareholder, you will receive communications directly from Limited, based on communication preferences which you provide to Limited. This may be in hard copy or electronic form (at your election). Any communication preferences previously applied to Plc shareholdings will not remain valid for Limited shareholdings, accordingly if you previously held Plc Shares, you will need to provide new mandates and communication instructions to Computershare Australia. 122 BHP SHAREHOLDER CIRCULAR

11.5    Information on holding Limited Shares following Unification continued Holders of Limited Shares in dematerialised form through STRATE If you hold your Limited Shares in dematerialised form through STRATE, you will be provided with communications from Limited on the terms and conditions of your custody mandate elections made with your respective CSDP or broker. This may be via Swift messaging, hard copy or electronic form. Plc Shareholders who hold their Plc Shares in certificated form on the Plc South African Branch Register must complete the SA Surrender, Election and Transfer Form which has been made available to such shareholders, including on BHP’s website at www.bhp.com/unify, in order to appoint and instruct a CSDP or broker in respect of their entitlement to Limited Shares in dematerialised form pursuant to the terms of the Plc Scheme. Limited ADS Holders All mandates, communication preferences and other instructions issued by former Plc ADS Holders to the Plc ADS Depositary in force at the time of the New Limited ADS Admission Time will, to the extent possible, unless and until revoked or amended, be replicated as from the New Limited ADS Admission Time as valid and effective mandates, communication preferences and instructions to the Limited ADS Depositary in relation to the New Limited ADSs issued in respect thereof. General Refer to https://www.bhp.com/investors for further information. If you hold your shares or ADSs through a broker or nominee arrangement, the communications which you receive will depend on your engagement with them. 11.5.3 Attendance at the BHP annual general meeting and other Limited Shareholder meetings following Unification Holders of Limited DIs (either through CREST or the CSN Facility) As a holder of Limited DIs, to the extent reasonably practicable, Limited may make arrangements to allow you to attend and/or participate (but not to vote) in Limited Shareholder meetings. If you are entitled to attend such shareholder meetings, arrangements will be set out in the relevant notice of meeting. However, as you will not be the registered holder of the Limited Share, you will not be entitled to vote in person in the Limited Shareholder meeting. Please refer to Section 11.5.4 in relation to voting at Limited Shareholder meetings. To the extent you would like to attend and vote at the Limited Shareholder meeting in person, you would first have to effect the cancellation of your Limited DIs for your underlying Limited Shares so that such shares are held and registered in your name, or with a depository financial institution which is a participant in CHESS or STRATE in time for the record date of the relevant shareholder meeting. On so doing, you would, subject to and in accordance with the Amended Limited Constitution, be able to attend and vote in person at the relevant shareholder meeting. You should contact Computershare’s Global Transaction team for further information on how the cancellation of your Limited DIs can be effected. Holders of Limited Shares on the Limited Share Register in Australia As a registered Limited Shareholder on the Limited Share Register in Australia, you will receive notice of and be entitled to attend all Limited Shareholder meetings in person (or to appoint a proxy), as further detailed in the relevant notice of meeting and forms of proxy/instruction/direction (as appropriate). Holders of Limited Shares in dematerialised form through STRATE As holders of Limited Shares in dematerialised form through STRATE who wish to attend Limited Shareholder meetings in person and vote, you will require letters of representation from your relevant CSDP or broker. Such letters should be requested from your CSDP or broker and be lodged prior to the shareholder meeting in accordance with the relevant notice of meeting and forms of proxy/instruction/direction (as appropriate). Please refer to Section 11.5.4 in relation to voting at Limited Shareholder meetings not in person. 123 BHP SHAREHOLDER CIRCULAR

11 Additional Information 11.5    Information on holding Limited Shares following Unification continued Holders of Limited ADSs Separate voting procedures apply to Limited ADS Holders. Those procedures are governed by the terms of the Limited ADS Deposit Agreement. 11.5.4 Exercise of voting rights following Unification Holders of Limited DIs (through CREST) As holders of Limited DIs (thought CREST), you will be able to instruct Computershare UK to exercise voting rights in relation to your underlying Limited Shares. Further details on how this can be done will be set out in the relevant notice of meeting and forms of direction. Holders of Limited DIs (through the CSN Facility) As holders of Limited DIs (thought the CSN Facility), you will be able to instruct Computershare UK to exercise voting rights in relation to your underlying Limited Shares. Further details on how this can be done will be set out in the relevant notice of meeting and forms of instruction. Holders of Limited Shares on the Limited Share Register in Australia As a registered Limited Shareholder on the Limited Share Register in Australia, you will be able to exercise your voting rights at such shareholder meeting by attending in person or by appointing a proxy. Further details on how this can be done will be set out in the relevant notice of meeting and forms of proxy/instruction/direction (as appropriate). Holders of Limited Shares in dematerialised form through STRATE As a holder of Limited Shares in dematerialised form through STRATE, you will be able to submit your voting instructions to your respective CSDP or broker on the terms of your custody mandates. Votes will be aggregated and sent by STRATE to Computershare South Africa who will validate and ensure it is lodged with Limited. Further details on how this can be done will be set out in the relevant notice of meeting and forms of proxy/instruction/direction (as appropriate). Holders of Limited ADSs Separate voting procedures apply to Limited ADS Holders. Those procedures are governed by the terms of the Limited ADS Deposit Agreement. 11.5.5 Receipt of dividends following Unification If the way in which you hold your Limited Shares following Unification permits such election, you will continue to have dividends paid in the currency you have elected prior to Unification. However, if you (as a Limited Shareholder) have not elected a particular currency prior to Unification, or your election is no longer permitted (for example, holders of Limited Shares in dematerialised form through STRATE), the way in which you hold your Limited Shares following Unification will determine the currency in which you receive any dividends. Holders of Limited DIs (through CREST) As a holder of Limited DIs (through CREST), you will have amounts in respect of dividends declared by Limited in USD paid to you in Pounds Sterling by default, with the option to receive payments in USD. Holders of Limited DIs (through the CSN Facility) As a holder of Limited DIs (thought the CSN Facility), you will have amounts in respect of dividends declared by Limited in USD paid to you in Pounds Sterling, with the option to receive USD in accordance with the terms and conditions of the CSN Facility. Holders of Limited Shares on the Limited Share Register in Australia As a holder of Limited Shares on the Limited Share Register in Australia, dividends will be paid in AUD by default. You will be able to elect to be paid in AUD, NZD, USD or Pounds Sterling via direct credit, or in AUD via cheque. 124 BHP SHAREHOLDER CIRCULAR

11.5    Information on holding Limited Shares following Unification continued Holders of Limited Shares in dematerialised form through STRATE As a holder of Limited Shares in dematerialised form through STRATE, dividends will be paid in Rand. You will not be able to make an election to have dividends paid to you in another currency. Holders of Limited ADSs The procedures governing the payment of dividends to Limited ADS holders are governed by the terms of the Limited ADS Deposit Agreement. 11.5.6 Dividend reinvestment plan BHP has established dividend reinvestment plans, the terms and conditions of which are available on BHP’s website. It is expected that the Plc dividend reinvestment plans will be terminated following Unification. Limited currently intends to make arrangements to allow Plc Shareholders to participate, subject to customary eligibility requirements, in a dividend reinvestment plan post-Unification in respect of future dividends declared by Limited. BHP will communicate with Shareholders regarding the dividend reinvestment plans (including any steps that Plc Shareholders may be required to take in order to participate) in due course. 11.5.7 Cost and fee implications of holding Limited DIs directly or through the CSN Facility While there are no additional costs or fees for holding Limited DIs directly or through the CSN Facility: – if you are a Plc CREST Shareholder, we recommend that you read the terms and conditions on which DIs are issued and held in CREST in the DI Deed Poll (a summary of which is set out in Section 11.6 and which is available to view online at www.bhp.com/unify and also on request by contacting Computershare UK in accordance with the provisions in Section 3.4) and the CREST International Manual; and – if you are a Plc Certificated Shareholder in a Permitted Jurisdiction, we recommend that you read the CSN Terms and Conditions (a summary of which is set out in Section 11.7 and which are available to view online on BHP’s website at www.bhp.com/unify), in particular in relation to withdrawing from the CSN Facility. If you hold your Limited DIs through a nominee or custodian, there may be fees associated with such arrangements which would be subject to your separate engagement with such nominee or custodian. 11.6 Key terms of the DI Deed Poll As noted in Section 11.4, the Limited DIs will be created and issued under the DI Deed Poll, which will govern the relationship between Computershare UK and the holders of the Limited DIs. The DI Deed Poll to be executed by Computershare UK on or around Implementation is governed by English law and is available (in agreed form only) on BHP’s website and on request from Computershare UK. Under the DI Deed Poll, Computershare UK will, directly or via an appointed custodian, hold the underlying Limited Shares on trust for all holders of Limited DIs as tenants in common and will hold on trust and pass on to holders of Limited DIs any stock or cash benefits received by it as holder of the underlying Limited Shares. Holders of Limited DIs will be required to warrant, among other things, that Limited Shares issued or transferred to Computershare UK (or a custodian on its behalf) will be free and clear of all third party security interests and that such transfers are not in contravention of any contractual obligation, law or regulation. Subject to certain exceptions, Computershare UK and any custodian or agent appointed by it (and their respective officers, employees and agents) are entitled to be indemnified against all liabilities incurred in the performance of their obligations under the DI Deed Poll and may make deductions from income or capital receipts which would otherwise be due to the Limited DI holder and/or sell the underlying Limited Shares and make such deductions from the proceeds of sale as may be required for this purpose or to meet any tax liability of such Limited DI holder in respect of which Computershare UK is required to make any deduction or withholding. Otherwise, save for liabilities which arise from the acts or instructions of a Limited DI holder and any tax liability of a Limited DI holder, each Limited DI holder’s liability is limited to the cash and other property which Computershare UK holds on trust for that Limited DI holder from time to time (the Trust Property). 125 BHP SHAREHOLDER CIRCULAR

11 Additional Information 11.6    Key terms of the DI Deed Poll continued The DI Deed Poll permits Computershare UK to charge Limited DI holders fees and expenses out of the Trust Property and contains provisions excluding and limiting Computershare UK’s liability. Computershare UK will not be liable for any acts or omissions of Limited, the CREST operator or any third party reasonably appointed by Computershare UK outside its group to provide services in connection with the Limited DIs. Any liability of Computershare UK to a Limited DI holder arising out of or in connection with Computershare UK’s performance or non-performance of its obligations or duties (other than liability resulting from negligence, wilful default or fraud) will be excluded. Except in the case of personal injury or death, any liability incurred by Computershare UK to a Limited DI holder resulting from negligence, wilful default or fraud will be limited to the value (at the date the act, omission or other event giving rise to the liability is discovered and as if such act, omission or other event had not occurred) of the Trust Property that would have been properly attributable (if such act, omission or other event had not occurred) to the Limited DIs to which the liability relates or, if less, that proportion of £5,000,000 which corresponds to the proportion which the amount Computershare UK would otherwise be liable to pay to the Limited DI holder bears to the aggregate of the amounts that Computershare UK would otherwise be liable to pay to all or any Limited DI holders in respect of the same act, omission or event which gave rise to such liability or, if there are no such other amounts, £5,000,000. Computershare UK may terminate the DI Deed Poll by giving at least 90 days’ notice to Limited DI holders. The Trust Property will be held in pooled accounts. In the event of any shortfall in those accounts, Limited DI holders will be entitled to their pro rata share of the available Limited Shares or cash. Computershare UK may only make amendments to the DI Deed Poll which would be materially prejudicial to the interests of Limited DI holders as a whole by giving 40 days’ notice to Limited DI holders and following consultation with Limited. Computershare UK (or any other duly appointed nominee or custodian) may require any holder of Limited DIs to provide information in relation to their holdings of Limited DIs on the same basis as such information may be required from a holder of Limited Shares. 11.7 Key terms of the CSN Facility Computershare UK will, directly or via an appointed custodian, hold Limited DIs for participants in the CSN Facility on the CSN Terms and Conditions. Under the CSN Terms and Conditions, CSN participants are the beneficial owners of the Limited DIs to which they relate and may give instructions to transfer the Limited DIs or underlying Limited Shares. By participating in the CSN Facility, CSN participants warrant and undertake that they will not grant any pledge or charges over their Limited DIs. The CSN Terms and Conditions are governed by English law and are available on BHP’s website. Computershare UK agrees to pass on company communications and act on CSN participants’ instructions to exercise voting and other rights in relation to their underlying Limited Shares (provided that it is correctly instructed on time or put in funds if it is required to make any payment) and to take all reasonable steps to treat CSN participants, so far as reasonably possible, in the same way as a registered holder of Limited Shares. Computershare UK (or a custodian on its behalf) is appointed as agent for the CSN participants to give CREST instructions. Computershare UK is not responsible for losses incurred from acts or omissions of the CREST member through whom messages are delivered into CREST on its behalf or arising from CREST. CSN participants are required to indemnify Computershare UK for costs and liabilities which may arise if they require Computershare UK to give CREST instructions which cannot be completed for any reasons connected with the CSN participant. Client money held on behalf of CSN participants will be held in pooled accounts. Computershare UK will be entitled to set off amounts it owes to a CSN participant against any amounts owed to it by that CSN participant. Computershare UK may make deductions in respect of any applicable withholding tax from payments due to a CSN participant. Computershare UK may terminate a CSN participant’s participation in the CSN Facility if the CSN participant breaches the CSN Terms and Conditions, in which case, Computershare UK will transfer the underlying Limited DIs or Limited Shares to an account nominated by the CSN participant. No charges are payable by a CSN participant other than for services requested by that CSN participant. 126 BHP SHAREHOLDER CIRCULAR

11.7 Key terms of the CSN Facility continued CSN participants may be required to provide information in relation to their underlying holdings of Limited DIs on the same basis as such information may be required from a holder of Limited Shares. The CSN Terms and Conditions do not restrict a participant’s rights under the rules of the FCA or Financial Services Act 2012 and can be amended by Computershare UK. 11.8    International offer restrictions This Circular does not constitute an offer of New Limited Shares in any jurisdiction in which it would be unlawful. No action has been taken to register or qualify the New Limited Shares, in any jurisdiction, other than as part of the Admission or to permit a public offering of Limited Shares in any jurisdiction. 11.8.1 United States The New Limited Shares to be issued pursuant to the Plc Scheme described in this Circular, including any New Limited Shares represented by New Limited ADSs, have not been and will not be registered under the US Securities Act or the securities laws of any state or other jurisdiction of the United States. The New Limited Shares and New Limited ADSs will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the High Court of Justice in England and Wales, which will consider, among other things, the fairness of the terms and conditions of the Plc Scheme to Plc Shareholders. Plc Shareholders (including holders of Plc ADSs) who are affiliates of Plc as at the New Limited ADS Admission Time will be subject to certain US transfer restrictions relating to the New Limited Shares (including any New Limited ADSs representing New Limited Shares) received in connection with the Plc Scheme. See Section 11.11 for further information regarding certain US considerations relevant to the Plc Scheme. 11.8.2 South Africa This document is not a prospectus for the purposes of the South African Companies Act and, as such, no prospectus is required to be filed with the South African Companies and Intellectual Property Commission in respect of the Plc Scheme. As a result, this document does not comply with the substance and form requirements for a prospectus or advertisements set out in the South African Companies Act and the South African Companies Regulations of 2011, and has not been approved by, and/or registered with, the South African Companies and Intellectual Property Commission. 11.8.3 Canada The New Limited Shares have not been, nor will they be, qualified for sale to the public under applicable Canadian securities laws and, accordingly, the distribution of the New Limited Shares in Canada pursuant to Unification will be made on a private placement basis only, such that Limited will be exempt from the requirement to prepare and file a prospectus with the relevant Canadian securities regulatory authorities. Neither Plc nor Limited is a ‘reporting issuer’, as such term is defined under applicable Canadian securities legislation, or the equivalent in any province or territory of Canada. Canadian Plc Shareholders are advised that Limited currently does not intend to become a reporting issuer in Canada, file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the New Limited Shares to the public in Canada or any province or territory thereof, or list the New Limited Shares on any stock exchange in Canada. Therefore, any resale in or from Canada of the New Limited Shares must be made in accordance with, or pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of Canadian securities laws. These Canadian resale restrictions may in some circumstances apply to resales of the New Limited Shares made by Canadian Plc Shareholders outside of Canada. Canadian Plc Shareholders are advised to seek Canadian legal advice prior to any resale of Limited Shares. 127 BHP SHAREHOLDER CIRCULAR

175525         Proof 11 Wednesday, December 8, 2021 15:19 11 Additional Information 11.8    International offer restrictions continued 11.8.4 China The New Limited Shares are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan) (PRC), except as permitted by the applicable laws of the PRC, including the PRC Securities Law. This document may not be used for the purpose of making, and does not constitute, an offer or invitation in the PRC. 11.8.5 Hong Kong This document is not a prospectus under the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), and nor is it required to be authorised under section 103 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the SFO). The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the transactions contemplated in this document. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. The New Limited Shares have not been and will not be offered or sold in Hong Kong by means of any document, other than (a) to ‘professional investors’ as defined in the SFO and any rules made under that Ordinance, or (b) in other circumstances which do not result in this document being a ‘prospectus’ as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an offer to the public with the meaning of that Ordinance. No advertisement, invitation or document relating to the New Limited Shares has been or will be issued in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Limited Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘professional investors’ as defined in the SFO and any rules made under that Ordinance. 11.8.6 Japan No registration under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended from time to time) (the FIEA) has been made or will be made with respect to the New Limited Shares. Accordingly, the New Limited Shares may not be offered or sold in Japan or to, or for the benefit of, any person resident in Japan, or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any person resident in Japan, for Japanese securities law purposes except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and governmental guidelines of Japan. 11.8.7 Switzerland The New Limited Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (FinSA) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland. 128 BHP SHAREHOLDER CIRCULAR

11.9 Regulatory confirmation and waivers 11.9.1 FCA The FCA has confirmed that the Unification will not be considered a significant transaction under the FCA Listing Rules. 11.9.2 UK Panel The Executive of the UK Panel has confirmed that the City Code will not apply to Unification and that going forward, Limited will not be subject to the City Code. 11.9.3 ASX The ASX has provided a waiver in respect of: – ASX Listing Rule 7.1, to the extent necessary to permit Limited to issue New Limited Shares to the Scheme Shareholders pursuant to the Plc Scheme without obtaining the approval of Limited Shareholders under that rule on the condition that Limited Shareholders approve the Limited Resolutions at the Limited GM and that this document contains sufficient disclosure of Unification and the issue of New Limited Shares; and – ASX Listing Rule 10.11, to the extent necessary to permit Limited to issue New Limited Shares to Limited Directors or their associates who are Scheme Shareholders pursuant to the Plc Scheme without obtaining the approval of Limited Shareholders under that rule on the condition described above. 11.9.4 FIRB At the time of publication of this Circular, the Treasurer has given approval under the Foreign Acquisitions and Takeovers Act 1975 (Cth) for the actions to be taken as part of implementation of Unification. From implementation of Unification, BHP will be subject to the conditions set out below. These conditions replace the historical conditions imposed on BHP at the time of the merger with Billiton and the establishment of the DLC Structure. – Limited remains an Australian resident company, incorporated under the Corporations Act, that is listed on the ASX under the name ‘BHP Group Limited’ and trades under that name; – Limited remains the ultimate holding company of, and continues to ultimately manage and control the companies conducting the businesses which are presently conducted by the subsidiaries of Limited, including: the Minerals, Petroleum, and Services businesses, for so long as those businesses form part of the BHP Group; – the headquarters of Limited (including the BHP Group’s corporate head offices) are to be in Australia; – the Chief Executive Officer of Limited has their principal office in Australia; – the centre of administrative and practical management of Limited is in Australia and Limited’s corporate head office activities, of the kind presently carried on in Australia, continue to be managed in Australia; – the headquarters of Limited is publicly acknowledged as being in Australia in significant public announcements and in all public documents; – the Chief Executive Officer of Limited has their principal place of residence in Australia; and – the majority of all regularly scheduled Board meetings of Limited in any calendar year occurs in Australia. 11.9.5 JSE The JSE has provided certain approvals in connection with Unification, the UK Prospectus and this Circular, including with respect to: – the cancellation of Plc’s admission to secondary listing and trading; and – the admission of Limited Shares to secondary listing and trading on the JSE. 129 BHP SHAREHOLDER CIRCULAR

11 Additional Information 11.9 Regulatory confirmation and waivers continued 11.9.6 SARB The BHP Group has requested certain approvals from the SARB in connection with Unification, including to: – approve the cancellation of Plc’s admission to secondary listing and trading on the JSE; and – approve the admission of Limited Shares to secondary listing and trading on the JSE subject only to the standard conditions imposed on secondary inward JSE-listed companies as published in the Exchange Control Manual published by the SARB. Implementation of Unification is conditional on the BHP Group receiving these approvals from SARB. The BHP Group intends to obtain these approvals before the Shareholder Meetings. 11.9.7 SEC At the time of publication of this Circular, the Form F-6 registration statement in respect of the New Limited ADSs has become effective under the US Securities Act and is not the subject of any stop order or proceeding seeking a stop order. 11.10 Australian tax implications of receiving franked dividends on Limited Shares 11.10.1 Limited pays fully franked dividends, whereas Plc cannot frank dividends Under the DLC Structure, Limited and Plc must pay the same cash dividends per share to Limited and Plc shareholders. Although these dividends are the same amount per share, only Limited pays franked dividends (Plc is unable to distributed franking credits). Limited and its subsidiaries generate sufficient profits from operations to fund the payment by Limited of dividends to its shareholders. Limited has also made dividend payments to Plc via the DLC Dividend Share (a share issued by Limited to a subsidiary of Plc), which have generated distributable reserves for Plc, and Plc has paid matching dividends to its shareholders. 11.10.2 Treatment of franking credits by shareholders A franked dividend is a dividend paid by an Australian tax resident company (such as Limited) which carries Australian franking credits, that is, tax offsets which represent the Australian company tax paid by that company. Typically, an Australian tax resident shareholder that receives franked dividends must gross up their assessable income by the franking credit and may reduce their tax payable by the franking credit tax offsets. Any excess franking credits may also be refundable to certain Australian tax resident shareholders. For non-Australian shareholders, Australian DWT is not payable on fully franked dividends Franking credits can also be distributed by Limited under off-market buy-backs, in respect of the deemed dividend component of the buy-back price. Australian tax resident shareholders may be prepared to tender their shares into off-market buy-backs at a discount to the market price to access these franking credits and other benefits. That discount can be up to 14 per cent of the prevailing market price (as set out in the ATO’s Practice Statement Law Administration 2007/9). 11.10.3 Dividend payments via the DLC Dividend Share Limited generates sufficient profits and franking credits to more than fully fund and fully frank dividends to Limited Shareholders. Historically, Plc was also able to fully fund dividends to Plc Shareholders. Over time, this has changed, due to the divestment of Plc assets (in particular the demerger of South32), changes in commodity prices and increases in BHP dividends. This has resulted in Limited making dividend payments to Plc via the DLC Dividend Share, which have generated distributable reserves for Plc, which Plc has used to pay future matching dividends to its shareholders. These DLC Dividend Share dividend payments are likely to continue going forward under a DLC Structure given the ongoing imbalance between Plc and Limited assets. 130 BHP SHAREHOLDER CIRCULAR

11.10 Australian tax implications of receiving franked dividends on Limited Shares continued Dividends paid on the DLC Dividend Share must be franked to the same percentage as dividends paid on Limited ordinary shares. Therefore, under the DLC Structure, dividends paid by Limited and Plc (if sourced from reserves generated by the receipt of DLC Dividend Share dividends) to BHP’s shareholders require the use of franking credits. Limited fully franks its dividend payments to its Shareholders and, to the extent that it makes dividend payments to Plc via the DLC Dividend Share, also distributes significant franking credits to Plc. However, these franking credits cannot be used by Plc nor can they be distributed to Plc Shareholders. For example, in FY 2021 a US$3.5 billion dividend was paid on the DLC Dividend Share which consumed US$1.5 billion of franking credits. None of these franking credits could be distributed to Plc Shareholders. 11.10.4 Impact of Unification on franking credit utilisation The DLC Dividend Share will be cancelled as part of the Unification transaction and following Unification all dividends will be paid by Limited to Limited Shareholders. The funding and franking credits associated previously with DLC Dividend Share dividends will, following Unification, be applied to dividends paid directly to Limited Shareholders. Rather than distributing franking credits to Plc, which cannot use them, Limited will be distributing them to holders of Limited Shares. The tax consequences for holders of New Limited Shares of receiving franked dividends are set out in Section 9. 11.11 US federal securities law matters 11.11.1 No registration The New Limited Shares, including the New Limited Shares represented by New Limited ADSs, will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the High Court of Justice in England and Wales, which will consider, among other things, the fairness of the terms and conditions of the Plc Scheme to Plc Shareholders. For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10) of the US Securities Act, the Court will be advised through counsel that its approval of the Plc Scheme will be relied upon by Plc as an approval of the Plc Scheme following a hearing on the fairness of the terms and conditions of the Plc Scheme to Plc Shareholders at which hearing all Plc Shareholders are entitled to attend in person or through their duly appointed proxies or through counsel to support or oppose the approval of the Plc Scheme and with respect to which notification has been given to all Plc Shareholders. 11.11.2 Disclosure considerations The Plc Scheme is expected to be effected by means of a scheme of arrangement pursuant to laws of England and Wales and is not subject to the tender offer rules or other proxy requirements of section 14(a) under the US Securities Exchange Act of 1934, as amended (the US Exchange Act). This Circular has been prepared in accordance with disclosure requirements under applicable laws of Australia and the United Kingdom. Shareholders in the United States should be aware that these requirements may be different from those of the United States. Any financial statements or other financial information included or incorporated by reference into in this Circular have been prepared in accordance with IFRS, and thus may not be comparable to the financial statements and information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. The pro forma financial information included in this document does not purport to be in compliance with Article 11 of Regulation S-X of the rules and regulations of the SEC. 131 BHP SHAREHOLDER CIRCULAR

175525         Proof 11 Wednesday, December 8, 2021 15:19 11 Additional Information 11.11 US federal securities law matters continued NONE OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER US REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE SECURITIES ISSUABLE PURSUANT TO THE PLC SCHEME, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE. 11.11.3 Transfer restrictions The New Limited Shares, including the New Limited Shares represented by New Limited ADSs, issued pursuant to Section 3(a)(10) of the US Securities Act generally should not be treated as ‘restricted securities’ within the meaning of Rule 144(a)(3) under the US Securities Act and persons who receive New Limited Shares under the Plc Scheme (including New Limited Shares represented by New Limited ADSs) may resell them without restriction under the US Securities Act, other than any holder of New Limited Shares who may be deemed an ‘affiliate’ of Limited post completion of Unification for purposes of Rule 144 under the US Securities Act. Under US securities laws, persons who are or will be deemed to be affiliates (as defined under the US Securities Act) of Plc prior to or after the New Limited ADS Admission Time may be subject to timing, manner of sale and volume restrictions on the resale in the United States of New Limited Shares (including New Limited Shares represented by New Limited ADSs) received in connection with the Plc Scheme. Whether a person is an ‘affiliate’ of a company for such purposes depends upon the circumstances, but an affiliate of a company is any person that directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which is generally interpreted to include the directors and senior officers of the issuer. The US Securities Act would not generally restrict sale of New Limited Shares (including New Limited Shares represented by New Limited ADSs) on the LSE or ASX provided that the sale has not been pre-arranged with a buyer in the United States. Limited Shareholders (including those persons who become Limited Shareholders pursuant to the Plc Scheme) who believe they may be affiliates of Limited for the purposes of the US Securities Act should consult their own legal advisers. 11.11.4 Enforcement of civil liabilities Plc is a public limited company incorporated under the laws of England and Wales. Limited is a corporation organised under the laws of the Commonwealth of Australia. Substantially all the directors and officers of these companies, and some of the experts named in this Circular, reside outside the United States, principally in Australia, the United Kingdom and Europe. A substantial portion of the assets of these companies, and the assets of the directors, officers and experts, are located outside the United States. Therefore, you may not be able to effect service of process within the United States upon these companies or persons so that you may enforce judgments of United States courts against them based on the civil liability provisions of the United States federal or state securities laws. In addition, there are doubts as to the ability of an investor to bring an original action in an Australian or United Kingdom court to enforce liabilities against Plc, Limited or any person based on US federal or state securities laws. 11.11.5 Further information As of the date of this Circular, Limited and Plc are subject to the reporting requirements of the US Exchange Act and file annual and other reports of a foreign private issuer with the SEC. Such documents may be obtained by visiting the SEC’s Electronic Data Gathering, Analysis and Retrieval System website at www.sec.gov and from BHP’s website at www.bhp.com. The information provided in the SEC filings or available on the websites of either Limited or Plc is not part of nor are they incorporated by reference into this Circular. For further information regarding the tax consequences of the Plc Scheme for holders in the United States, see Section 9.6. 132 BHP SHAREHOLDER CIRCULAR

11.12 Consents and disclaimers Each of the parties named in this Section 11.12 as consenting parties: – has given and has not, before the date of this document, withdrawn its written consent to be named in this document in the form and context in which it is named; – has given and has not, before the date of this document, withdrawn its written consent to the inclusion of their respective statements and reports (where applicable), and the references to those statements and reports in the form and context in which they are included in this document; – does not make, or purport to make, any statement in this document other than those statements in respect of that person’s name (and as consented to by that person); and – to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any other statements in or omissions from this document. Consenting parties Role Consenting party Financial advisers UBS AG Australia Branch and UBS AG London Branch Goldman Sachs Australia Pty Ltd and Goldman Sachs International Flagstaff Partners Pty Ltd Citigroup Global Markets Limited Auditors Ernst & Young and Ernst & Young LLP Independent Expert Grant Samuel & Associates Pty Limited Australian legal adviser Herbert Smith Freehills UK legal adviser and UK tax adviser Slaughter and May South African legal adviser ENSafrica US legal adviser and US tax adviser Sullivan & Cromwell Australian tax adviser Greenwoods & Herbert Smith Freehills Pty Ltd South African tax adviser KPMG 11.13 Supplementary information BHP will issue a supplementary document to this Circular if it becomes aware of any of the following between the date of this Circular and the date of the Shareholder Meetings: – a material statement in this Circular is misleading or deceptive; – there is a material omission from this Circular; – there is a significant change affecting a matter included in this Circular; or – a significant new matter has arisen that would have been required to be included in this Circular if it had arisen before the date of this Circular. 133 BHP SHAREHOLDER CIRCULAR

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12 Detailed timetable

12 Detailed timetable

Each of the times and dates in the timetable below are indicative only and may be subject to change. Any changes to the timetable will be announced through the ASX, LSE and JSE and will be notified on the BHP website at www.bhp.com/unify, and, to the extent applicable to Plc ADSs, Plc will furnish to the SEC on Form 6-K.

Principal events	Expected time and/or date	Relevant to	Time zone
Voting deadlines			
Latest time and date for receipt by the applicable ADS depositary of ADS voting instruction cards[5]	10am on Wednesday, 12 January 2022	ADS Holders	EST
Latest time and date for receipt of Limited GM Proxy Form	6pm on Tuesday, 18 January 2022	Limited Shareholders	AEDT
Latest time and date for receipt of Plc Scheme Meeting Proxy Form	10am on Tuesday, 18 January 2022	Plc Shareholders	GMT
Latest time and date for receipt of Plc GM Proxy Form	10:30am on Tuesday, 18 January 2022	Plc Shareholders	GMT
Voting Entitlement Time in respect of Limited GM[6]	7pm on Tuesday, 18 January 2022	Limited Shareholders	AEDT
Voting Entitlement Time in respect of Plc GM and Plc Scheme Meeting[7]	6pm on Tuesday, 18 January 2022	Plc Shareholders	GMT
Shareholder Meetings			
Limited GM	6pm on Thursday, 20 January 2022	Limited Shareholders	AEDT
Plc Scheme Meeting	The later of 10am on Thursday, 20 January 2022 or the conclusion or adjournment of the Limited GM	Plc Shareholders	GMT
Plc GM	The later of 10:30am on Thursday, 20 January 2022 or the conclusion or adjournment of the Plc Scheme Meeting	Plc Shareholders	GMT
Results of Shareholder Meetings expected to be announced	Thursday, 20 January 2022	All Shareholders ADS Holders	GMT

5 Only those Limited ADS Holders and Plc ADS Holders who hold Limited ADSs or Plc ADSs (as applicable) at 5pm (EST) on Monday, 20 December 2021, the record date for the Limited and Plc ADS Holders, will be entitled to instruct the Limited ADS Depositary or the Plc ADS Depositary (as applicable) to exercise the voting rights in respect of the shares represented by their Limited ADSs or Plc ADSs (as applicable) at the relevant Meetings. Limited ADS Holders and Plc ADS Holders will be contacted by the applicable ADS depositary with guidelines on how to provide voting instructions to such depositary with respect to their ADSs. In order to vote, holders of ADSs are required to follow the voting instructions and to meet the deadlines provided by the relevant ADS depositary in the documents which they will be provided with in due course. This time also represents the last time for Plc ADS holders to present their Plc ADSs for cancellation and take delivery of Plc Shares to become Plc Shareholders before the Plc Scheme Record Time.

6 If the Limited GM is adjourned, the Voting Entitlement Time for the adjourned meetings will be 7pm (AEDT) on the day which is two days before the adjourned meeting.

7 If either the Plc GM or the Plc Scheme Meeting is adjourned, the Voting Entitlement Time for the adjourned meetings will be 6pm (GMT) on the day which is two Business Days before the adjourned meeting.

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Principal events	Expected time and/or date	Relevant to	Time zone
Court hearing for the Plc Scheme			
Court Sanction Hearing	Tuesday, 25 January 2022	Plc Shareholders PLC ADS holders	GMT
Latest time for transfers between registers			
Latest time and date at which Plc Shareholders may move shares between the Plc UK Share Register and the Plc South African Branch Register	3pm on Tuesday, 25 January 2022	Plc Shareholders	SAST
Participation by Plc Shareholders on the Plc UK Share Register in the Sale Facility			
Latest time and date for receipt of instructions to participate in, or to revoke an election to participate in, the Sale Facility by Plc Shareholders on the Plc UK Share Register	11am on Friday, 28 January 2022	Plc Shareholders on the Plc UK Share Register	GMT
End of trading in Plc Shares on the JSE and LSE			
Latest time and date for dealings in, and for registration of transfers of (including dematerialisations and rematerialisations of), Plc Shares on the JSE[8]	5pm on Friday, 28 January 2022	Plc Shareholders on the Plc South African Branch Register	SAST
Latest time and date for dealings in, and for registration of transfers of, and disablement in CREST of, Plc Shares on the LSE[9]	6pm on Friday, 28 January 2022	Plc Shareholders who hold shares through CREST	GMT
End of Plc ADS trading on NYSE			
Latest time and date for dealings in, and for registration of transfers of, Plc ADSs on the NYSE[10]	4pm on Friday, 28 January 2022	Plc ADS Holders	EST
Plc Scheme becomes effective			
Plc Scheme Effective Time[11] and Plc Scheme Record Time	9pm on Friday, 28 January 2022	Plc Shareholders	GMT
Implementation Date			
Issue of New Limited Shares[12]	By 10am on Monday, 31 January 2022	Plc Shareholders	AEDT
Commencement of trading in the Limited Shares, including the New Limited Shares, on ASX, LSE and JSE			
Commencement of trading of the New Limited Shares on the ASX on a deferred settlement basis	10am on Monday, 31 January 2022	All Shareholders	AEDT

8 Trading in Plc Shares on the JSE is expected to be suspended from 9am on Monday, 31 January 2022 (SAST). Plc's listing on the JSE is expected to be cancelled at 9am on Friday, 4 February 2022 (SAST).

9 Trades placed on the LSE in respect of Plc Shares after 6pm (London time) on Friday, 28 January 2022 will not be registered. Plc's listing on the LSE is expected to be cancelled at 8am on Monday, 31 January 2022.

10 It is intended that the last time for dealing in Plc ADSs on the NYSE will be at 4pm (EST) on Friday, 28 January 2022. It is intended that dealings in Plc ADSs on the NYSE will be formally halted before markets open (EST) on the following business day, expected to be Monday, 31 January 2022.

11 The Court Order is expected to be delivered to the Registrar of Companies following Court sanction of the Plc Scheme, the time of such delivery being the Plc Scheme Effective Time. The events which are stated as occurring on subsequent dates are conditional on, among other things, the Plc Scheme Effective Time and operate by reference to this time.

12 Plc Shareholders on the Plc Share Register as at the Plc Scheme Record Time, will receive Limited Shares at 10am Monday, 31 January 2022 (AEDT). For those Plc Shareholders on the Plc South African Branch Register, although Computershare Nominees will be issued Limited Shares on their behalf as nominee on the Implementation Date, the STRATE Nominee or underlying CSDP accounts or broker's accounts (as applicable) will not be credited until 9am on Thursday, 3 February 2022 (SAST).

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12 Detailed timetable

Principal events	Expected time and/or date	Relevant to	Time zone
Admission of the Limited Shares, including the New Limited Shares, to the JSE	9am on Monday, 31 January 2022	All Shareholders	SAST
Admission of the Limited Shares, including the New Limited Shares, to, and commencement of trading on, the LSE's Main Market[13]	8am on Monday, 31 January 2022	All Shareholders	GMT
Commencement of trading in the New Limited ADSs on the NYSE			
Admission of New Limited ADSs to, and commencement of trading on, the NYSE (being the New Limited ADS Admission Time)[14]	by 9:30am on Monday, 31 January 2022	Plc ADS Holders	EST
Commencement of normal trading in the New Limited Shares on the ASX			
Commencement of normal trading in the New Limited Shares on the ASX	10am on Wednesday, 2 February 2022	All Shareholders	AEDT
Record date for JSE settlement purposes			
Record date for JSE settlement purposes	Wednesday, 2 February 2022	Plc Shareholders on the Plc South African Branch Register	SAST
Participation by Plc Shareholders on the Plc South African Branch Register in the Sale Facility			
Latest date for receipt of instructions to participate in, or to revoke an election to participate in, the Sale Facility by Plc Shareholders on the Plc South African Branch Register holding Plc Shares in certificated form at the Plc Scheme Record Time	12pm on Wednesday, 2 February 2022	Plc Shareholders on the Plc South African Branch Register who hold their Plc Shares in certificated form	SAST
Latest date for receipt of instructions to participate in, or to revoke an election to participate in, the Sale Facility by Plc Shareholders on the Plc South African Branch Register holding Plc Shares through STRATE in dematerialised form at the Plc Scheme Record Time[15]	1pm on Wednesday, 2 February 2022	Plc Shareholders on the Plc South African Branch Register who hold their shares through STRATE	SAST
Crediting of CSDP accounts			
CSDP accounts credited with New Limited Shares on the Limited South African Branch Register	9am on Thursday, 3 February 2022	Plc Shareholders on the Plc South African Branch Register	SAST
Commencement of cross-border movements between registers			
Commencement of cross-border movements of Limited Shares between all registers and recommencement of dematerialisations and rematerialisations	10am on Thursday, 3 February 2022	All Shareholders	AEDT

13 Trading of Limited Shares on the LSE will be settled in the form of Limited DIs.

14 The listing of, and commencement of dealings in, the New Limited ADSs on Monday, 31 January 2022 is subject to DTC having completed its allocation of New Limited ADSs to former Plc ADS Holders and the Plc ADS Depositary having made the relevant notification to the NYSE in time for the NYSE to make the relevant announcement prior to the market open (EST) on Monday, 31 January 2022.

15 Timing of instructions is in line with customary market practice in South Africa. If you are a Small Plc Shareholder who holds Plc Shares through STRATE, you are required to notify your duly appointed CSDP or broker of your election to participate in the Sale Facility in the manner and time stipulated in the agreement governing the relationship between you and your CSDP or broker.

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Time Principal events Expected time and/or date Relevant to zone Despatch of holding statements Despatch of issuer-sponsored holding By no later than Plc Shareholders AEDT statements and CHESS-sponsored holding Thursday, 3 February statements, each in respect of New Limited 2022 Shares Despatch of CSN Facility holding statements By no later than Friday, Plc Shareholders GMT in respect of New Limited Shares 11 February 2022 Despatch of holding statements in respect By no later than Friday, Plc Shareholders on SAST of New Limited Shares on the Limited 11 February 2022 the Plc South African South African Branch Register in Branch Register dematerialised form in the CSDP account of Computershare South Africa Receipt of proceeds by participating Small Plc Shareholders and any Restricted Shareholders Expected date for receipt of sale proceeds As soon as reasonably Small Plc Shareholders GMT/ by participating Small Plc Shareholders in practicable following the participating in the Sale SAST the Sale Facility sale of the Sale Facility Facility Shares but in any event no later than 20 Business Days following the Implementation Date Expected date for receipt of sale proceeds By no later than Monday, Any Restricted AEDT by any Restricted Shareholder 28 February 2022 Shareholders 139 BHP SHAREHOLDER CIRCULAR

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13 Glossary

13 Glossary

Glossary

For the purpose of this document, capitalised terms used in this document have the meaning given below, unless the context requires otherwise (words in the singular include the plural and vice versa).

Term	Meaning
2020 Annual Report and Accounts	the annual report and accounts of the BHP Group for FY 2020, released on 14 September 2020.
2021 Annual Report and Accounts	the annual report and accounts of the BHP Group for FY 2021, released on 14 September 2021.
Acquired Shares	the Limited Shares or Plc Shares that participants may purchase (up to a maximum value) under Shareplus.
Admission	admission of the: – Limited Shares, including the New Limited Shares, to the standard listing segment of the FCA Official List; – Limited Shares, including the New Limited Shares, to trading on the LSE's Main Market for listed securities; – Limited Shares, including the New Limited Shares, to listing and trading on the JSE, by way of secondary listing on the general mining sector of the JSE's Main Board; and – New Limited Shares to quotation on the ASX.
ADRs	American Depositary Receipts.
ADS Holders	holders of ADSs.
ADSs	American Depositary Shares, including the Limited ADSs and Plc ADSs, as applicable, and **ADS** means any one of them.
AEDT	Australian Eastern Daylight Time.
Amended Limited Constitution	the Limited Constitution, as amended pursuant to resolution 1 to be considered at the Limited GM, a copy of which is available to view on BHP's website at www.bhp.com/unify from the date of this document and for a period of 12 months from Admission.
Amended Plc Articles of Association	the Plc Articles of Association as amended pursuant to resolution 4 to be considered at the Plc GM.
ASIC	Australian Securities and Investments Commission.
ASX	ASX Limited or the market conducted by it, as the context requires.
ASX Corporate Governance Council Principles and Recommendations	the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations (4th Edition) published February 2019.
ASX Listing Rules	the rules, as amended from time to time, that govern the admission, quotation, suspension and removal of entities from the ASX Official List.
ASX Official List	the official list of listed entities on the ASX.
ASX Settlement Operating Rules	the operating rules for settlement on the ASX Official List.
ATO	Australian Taxation Office.
AUD, A$ or **Australian dollar**	the lawful currency of Australia.
Australian Medicare Levy	the levy imposed by the Medicare Levy Act 1986 (Cth) under Australian law.
Australian Takeovers Panel	the Australian Panel on Takeovers and Mergers.

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Term Meaning BHP Limited and/or Plc as the context requires. BHP Billiton BHP Billiton Marketing Asia Marketing Asia Pte Ltd – Singapore branch, the main company conducting BHP’s Singapore marketing business. BHP Board or – prior to implementation of Board the Plc Scheme, the board of directors of Plc or Limited (as the context requires); and – after implementation of the Plc Scheme, the board of directors of Limited. BHP Director or – prior to implementation of Director the Plc Scheme, a director of Plc or Limited (as the context requires); and – after implementation of the Plc Scheme, a director of Limited. BHP Group – prior to implementation of the Plc Scheme, each of the Limited Group and the Plc Group; and – after implementation of the Plc Scheme, the Limited Group. BHP Mitsui Coal the two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland, which is currently 80 per cent owned by BHP. BHP Share a Limited Share and/or a Plc Share, as the context requires. BHP Shareholder a Limited Shareholder and/or PLC Shareholder. Business Day any day (excluding Saturdays, Sundays, and public holidays in Melbourne, Australia, London, UK and Johannesburg, South Africa) on which banks are generally open for business in Melbourne, Australia, London, UK and Johannesburg, South Africa. Term Meaning Cerrejón the non-operated joint venture of the open-cut energy coal mine in Colombia that is 33.3 per cent owned by BHP. certificated or in relation to a share or other in certificated security, a share or other form security the title to which is recorded in the relevant register of the share or other security concerned as being held in certificated form (that is, not in CREST or STRATE). CGT capital gains tax. CHESS the Clearing House Electronic Subregister System, managed by ASX Settlement Pty Limited (being the settlement system in Australia). Circular or this document. Shareholder Circular City Code the UK City Code on Takeovers and Mergers. Class Rights Action those matters on which Limited Shareholders may have divergent interests from Plc Shareholders, in respect of which neither Limited nor Plc shall undertake, without the prior approval of the ordinary shareholders in the other company voting separately and, where appropriate, the approval of its own ordinary shareholders voting separately, in accordance with the applicable class rights procedure, as set out in the Sharing Agreement. Companies Act the Companies Act 2006 of 2006 England and Wales, as amended from time to time. Computershare one of Computershare Investor Services Pty Limited, Computershare Investor Services (Pty) Limited or Computershare Investor Services PLC, as applicable. 143 BHP SHAREHOLDER CIRCULAR

13 Glossary

Term	Meaning
Computershare Australia	Computershare Investor Services Pty Limited, a company incorporated in Australia (ABN 48 078 279 277).
Computershare Nominees	Computershare Nominees Proprietary Limited, a private company incorporated in accordance with the laws of South Africa (registration number 1999/008543/07), being the nominee of Computershare's CSDP.
Computershare South Africa	Computershare Investor Services (Pty) Ltd, a company incorporated in accordance with the laws of South Africa (Reg No. 2004/003647/07).
Computershare UK	Computershare Investor Services PLC, a company incorporated in England and Wales (Company No. 03498808) whose registered office is The Pavilions, Bridgwater Road, Bristol BS13 8AE, United Kingdom.
Corporations Act	the *Corporations Act 2001* (Cth) of Australia, as amended from time to time.
Court	the High Court of Justice in England and Wales.
Court Order	the order of the Court sanctioning the Plc Scheme.
Court Sanction Hearing	the hearing at which the Court is asked to sanction the Plc Scheme.
Covid-19	an infectious disease caused by the SARS-CoV-2 virus.
CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the relevant system (as defined in the CREST Regulations) of which Euroclear is the Operator (as defined in the CREST Regulations).
CREST International Manual	the rules governing the operation of CREST as published by Euroclear.
CREST member	a person who has been admitted by Euroclear as a system member, as defined in CREST Regulations.
CREST Regulations	the Uncertificated Securities Regulations 2001 (S.I. 2001 No. 3755), as amended from time to time.
CSDP	a Central Securities Depository Participant, a participant as defined in Chapter I of the Financial Markets Act 19 of 2012 (South Africa).
CSN	a corporate sponsored nominee.
CSN Facility	the corporate sponsored nominee facility arranged by Limited with Computershare UK to enable Plc Certificated Shareholders with a registered address in a Permitted Jurisdiction to receive their interests in New Limited Shares in a form which will enable them to trade those shares on the LSE, as described in Section 11.7.
CSN Terms and Conditions	the agreed form terms and conditions applicable to the CSN Facility as between Computershare UK and eligible former Plc Shareholders, which are available on BHP's website at www.bhp.com/unify.
Cut-Off Date	30 April 2022, or such later date as may be agreed by Plc and Limited in writing.
CY	calendar year, ended, or ending, on 31 December.
Deed Poll Guarantees	each of the deed poll guarantees made by Limited and Plc on 29 June 2001 in respect of certain contractual obligations of each entity, respectively.

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Term	Meaning
DI or **Depositary Interest**	dematerialised depositary interests.
DLC or **DLC Structure**	the dual-listed companies structure between Limited and Plc.
DLC Dividend Share	the share issued by Limited to support the equalisation principles issued on 23 February 2016 at US$10.
DLC Dividend Share Buy-back	the selective buy-back by Limited (pursuant to the Corporations Act) of the DLC Dividend Share from Plc (Aust) Co for A$2.00, pursuant to the terms of the DLC Dividend Share Buy-back Agreement.
DLC Dividend Share Buy-back Agreement	the contract giving effect to the DLC Dividend Share Buy-back.
DTC	The Depository Trust Company in the United States.
DWT	dividend withholding tax.
Effective Time	11.59pm (AEDT) on 30 June 2021.
EST	Eastern Standard Time.
EU	the European Union.
Euroclear	Euroclear UK & International Limited, the operator of CREST.
Excluded Shareholder	a Selling Shareholder or a Restricted Shareholder.
Excluded Shares	any Plc Shares held in treasury by Plc (including, for the avoidance of doubt, the Plc Preference Shares) and the Plc Special Voting Share.
Executive Leadership Team	the Executive Leadership Team, which reports directly to the Chief Executive Officer and is responsible for the day-to-day management of BHP and leading the delivery of BHP's strategic objectives.
Explanatory Statement	the explanatory statement set out from the reference in the Important notices onwards.

Term	Meaning
EY Australia	Ernst & Young, with its office at Level 23, 8 Exhibition Street, Melbourne VIC 3000, Australia.
FCA	the Financial Conduct Authority of the United Kingdom.
FCA Listing Rules	the listing rules made by the FCA under section 73A of FSMA, as amended from time to time.
FCA Official List	the official list of the FCA pursuant to FSMA.
FIRB	the Foreign Investment Review Board of the Commonwealth of Australia.
FSMA	Financial Services and Markets Act 2000 of the United Kingdom, as amended from time to time.
FTSE	Financial Times Stock Exchange.
FY	the financial year.
FY 2019	the 52-week period ended 30 June 2019.
FY 2020	the 52-week period ended 30 June 2020.
FY 2021	the 52-week period ended 30 June 2021.
Glencore	Glencore plc, the Anglo-Swiss multinational commodity trading and mining company with headquarters in Baar, Switzerland.
Greenwoods & Herbert Smith Freehills Pty Ltd	Greenwoods & Herbert Smith Freehills Pty Ltd, with its office at 161 Castlereagh Street, Sydney NSW 2000, Australia.
GST	goods and services tax or similar value added tax levied or imposed in Australia under the GST Law (as defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth)) or otherwise on a supply.

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13 Glossary Term Meaning IFRS – Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board; – International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union; and – International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board, – International Accounting Standards adopted for use within the UK, collectively referred to as IFRS. IFRS the interpretative body of the Interpretations International Accounting Committee Standards Board. Implementation implementation of Unification, which involves each of the following: 1 the Plc Scheme becoming effective in accordance with its terms on the Plc Scheme Effective Time; and 2 the issue of New Limited Shares by Limited to (former) Scheme Shareholders on the Implementation Date. Implementation the date which is the Date Business Day after the date on which the Plc Scheme Record Time occurs, or such other date as Limited and Plc may agree in writing, being the date on which the New Limited Shares are issued pursuant to the Plc Scheme. Term Meaning Implementation the implementation deed Deed entered into on 7 December 2021 between Limited and Plc as summarised in Section 13.1 of Part XIII (Additional Information) of the UK Prospectus. Independent Grant Samuel & Associates Expert Pty Limited (ACN 050 036 372). Independent the report prepared by the Expert’s Report Independent Expert, which is set out in Appendix 2. Indirect Limited holders of Limited ADSs that ADS Holder are held indirectly through a bank, broker, other financial institution or DTC participant. Indirect Plc ADS holders of Plc ADSs that are Holder held indirectly through a bank, broker, other financial institution or DTC participant. Insolvency Act the Insolvency Act 1986 (UK). 1986 ISIN an International Securities Identification Number. Joint Electorate those matters which affect Actions the Limited Shareholders and the Plc Shareholders in a similar way, in respect of which the Shareholders vote on a combined basis through the Limited Special Voting Share and Plc Special Voting Share, in accordance with the applicable joint electorate actions procedure, as set out in the Sharing Agreement. JSE JSE Limited or the market conducted by it, as the context requires. JSE’s Main Board the main board of the JSE. 146 BHP SHAREHOLDER CIRCULAR

Term	Meaning
JSE Pre-listing Announcement	the pre-listing announcement, to be prepared by BHP in connection with its application for a secondary listing of Limited on the JSE's Main Board, a copy of which will be accessible by Shareholders on BHP's website and by calling the Shareholder Information Line.
Latest Practicable Date	6 December 2021, being the latest practicable date prior to publication of this document.
Limited	BHP Group Limited, a company incorporated in Australia with ABN 49 004 028 077, whose registered office is 171 Collins Street, Melbourne VIC 3000, Australia.
Limited ADRs	ADRs evidencing Limited ADSs.
Limited ADS Deposit Agreement	the second amended and restated deposit agreement dated 2 July 2007, by and among Limited, the Limited ADS Depositary, and the Limited ADS Holders.
Limited ADS Depositary	Citibank, N.A. the depositary under Limited's ADR program.
Limited ADS Holders	holders and beneficial owners of ADSs representing Limited Shares.
Limited ADSs	ADSs representing Limited Shares (each a **Limited ADS**), each Limited ADS representing two Limited Shares. The terms and conditions of the Limited ADSs are set forth in the Limited ADS Deposit Agreement.
Limited Constitution	Limited's constitution in effect as at the date of this Circular.

Term	Meaning
Limited Directors	the directors of Limited, as set out in the Corporate Directory, or where the context so requires, the directors of Limited from time to time, and Limited Director means any one of them.
Limited DIs	depositary interests, issued and administered by Computershare UK, each of which represents an entitlement to one underlying Limited Share on the LSE and **Limited DI** means any one of them.
Limited GM	the extraordinary general meeting of Limited Shareholders to be held on Thursday, 20 January 2022 at 6:00pm (AEDT) convened pursuant to the Notice of Limited GM set out in Appendix 4, including any adjournment, postponement or reconvention thereof.
Limited GM Proxy Form	the proxy form for voting on resolutions at the Limited GM which accompanies this Circular.
Limited Group	Limited and its subsidiaries from time to time.
Limited Resolutions	the Unification Resolutions to be proposed at the Limited GM, as set out in the Notice of Limited GM.
Limited Share Register	the register of Limited Shareholders maintained under section 169 of the Corporations Act.
Limited Shareholders	the holders of Limited Shares from time to time, any such holder being a Limited Shareholder.
Limited Shares	fully paid ordinary shares in the capital of Limited from time to time and which: – shall encompass both existing Limited Shares and New Limited Shares, as the context requires; and – assuming implementation of Unification:

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13 Glossary

Term	Meaning
	– in the case of a Limited ordinary share to be held through CREST, will be represented by a Limited DI; and – in the case of a Limited ordinary share to be held through STRATE, will be represented by a beneficial entitlement to such share, and **Limited Share** means any one of them.
Limited South African Branch Register	following Unification, the branch register of Limited Shareholders maintained in South Africa.
Limited Special Voting Share	the special voting share in the capital of Limited issued to Limited SVC.
Limited Special Voting Share Buy-back	the selective buy-back (pursuant to the Corporations Act) by Limited of the Limited Special Voting Share from Limited SVC for A$2.00, pursuant to the Limited Special Voting Share Buy-back Agreement.
Limited Special Voting Share Buy-back Agreement	the contract giving effect to the Limited Special Voting Share Buy-back.
Limited SVC	the holder of the Limited Special Voting Share, being BHP SVC Pty Limited, a company incorporated in Australia (ACN 096 515 570) whose registered office is Level 4, 55 Clarence Street, Sydney 2000, Australia.
LSE	London Stock Exchange Plc or the market conducted by it, as the context requires.
LSE's Main Market	the main market segment of the LSE.
Lumi	collectively or individually, Lumi AGM UK Limited and/or Lumi Technologies Pty Ltd, as the context requires.

Term	Meaning
Matching Shares	the Limited Shares or Plc Shares to which Shareplus participants become entitled upon satisfaction of certain conditions determined by the Limited Directors or the Plc Directors (including retaining some or all of the Acquired Shares for a specified qualification period).
Minerals Americas	the BHP Group's Minerals Americas business, described in Section 6.1 of this document.
Minerals Australia	the BHP Group's Minerals Australia business, described in Section 6.1 of this document.
New Limited ADS Admission Time	expected to be prior to the market open (EST) on Monday, 31 January 2022.
New Limited ADSs	the new Limited ADSs proposed to be issued pursuant to Unification (each a "**New Limited ADS**").
New Limited Shares	the new ordinary shares proposed to be issued by Limited pursuant to Unification which, in the case of: – Limited ordinary shares to be held through CREST, will be represented by a Limited DI; and – Limited ordinary shares to be held through STRATE, will be represented by a beneficial entitlement to such share.
Nomination and Governance Committee	the BHP Group's nomination and governance committee which, following completion of Unification, shall refer to Limited's nomination and governance committee.

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Term	Meaning
Non-Executive Directors	– prior to the implementation of the Plc Scheme, the directors who hold the position of Chair or non-executive director in Limited and Plc; and – after implementation of the Plc Scheme, the directors who hold the position of Chair or non-executive director in Limited, and Non-Executive Director shall mean any one of them.
Noront	Noront Resources Ltd.
Notice of Limited GM	the notice of Limited GM as set out in Appendix 4.
Notice of Plc GM	the notice of Plc GM as set out in Appendix 6.
Notice of Plc Scheme Meeting	the notice of Plc Scheme Meeting as set out in Appendix 5.
Notices of Meeting	the Notice of Limited GM, the Notice of Plc Scheme Meeting and the Notice of Plc GM.
NSWEC	the open-cut energy coal mine and coal preparation plant in New South Wales that is 100 per cent owned by BHP.
NYSE	the New York Stock Exchange.
NZD	the lawful currency of New Zealand.
Onshore US Shale	interests in the Eagle Ford, Fayetteville, Haynesville and Permian oil and gas assets that were divested by BHP in 2018.
Permitted Jurisdiction	Argentina, Botswana, Brazil, Chile, Gibraltar, Guernsey, Guinea, Hong Kong, Indonesia, Isle of Man, Jersey, Mexico, Namibia, Paraguay, Peru, South Africa, South Korea, Switzerland, Taiwan or the UK.
PetroCo	BHP Petroleum International Pty Ltd (ACN 006 923 897).
PetroCo Group	PetroCo and its subsidiary undertakings, which excludes any subsidiary undertaking which will be excluded from the scope of the Petroleum Transaction pursuant to the Petroleum Restructuring.
Petroleum	the BHP Group's Petroleum business described in Section 6.1 of this document.
Petroleum Restructuring	the restructuring of the BHP Group's Petroleum business to exclude certain entities from the scope of the Petroleum Transaction.
Petroleum Transaction	the proposed transaction described in Section 6.1.
PFIC	Passive Foreign Investment Company.
Plc	BHP Group Plc, a company incorporated under the laws of England and Wales (company number 03196209), with its registered office at Nova South, 160 Victoria Street, London SW1E 5LB, United Kingdom.
Plc ADRs	ADRs evidencing Plc ADSs.
Plc ADS Deposit Agreement	the amended and restated deposit agreement dated 2 July 2007, by and among Plc, the Plc ADS Depositary, and the Plc ADS Holders.
Plc ADS Depositary	Citibank, N.A. in its capacity as depositary under the Plc ADS Deposit Agreement.
Plc ADS Holders	holders and beneficial owners of Plc ADSs representing Plc Shares.
Plc ADSs	ADSs representing Plc Shares (each a **Plc ADS**), with each Plc ADS representing two Plc Shares.
Plc Articles of Association	the articles of association of Plc in effect as at the date of this Circular.

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13 Glossary

Term	Meaning
Plc (Aust) Co	BHP (AUS) DDS Pty Ltd, a company incorporated in Australia (ACN 609 420 420) and wholly owned subsidiary of Plc, which holds the DLC Dividend Share.
Plc Certificated Shareholder	a holder of a Plc Share who holds that share in certificated form and whose shareholding is not recorded in the Plc South African Branch Register.
Plc CREST Shareholder	a holder of a Plc Share who holds that share through CREST.
Plc Directors	the directors of Plc, as set out in the Corporate Directory or, where the context so requires, the directors of Plc from time to time, and Plc Director means any one of them.
Plc GM	the extraordinary general meeting of Plc Shareholders to be held at the later of 10:30am (GMT) or the conclusion or adjournment of the Plc Scheme Meeting on Thursday, 20 January 2022 convened pursuant to the Notice of Plc GM set out in Appendix 6, including any adjournment, postponement or reconvention thereof.
Plc GM Proxy Form	collectively or individually, each of the proxy forms for voting on the applicable Unification Resolutions at the Plc GM which accompanies this Circular (being one for use by Plc Shareholders on the Plc UK Share Register and one for use by Plc Shareholders on the Plc South African Branch Register), as the context requires.
Plc Group	Plc and its subsidiaries from time to time.
Plc Meetings	the Plc Scheme Meeting and the Plc GM.

Term	Meaning
Plc Preference Shares	the 50,000 5.5 per cent cumulative preference shares of £1.00 each in the capital of Plc, currently held by Plc in treasury having been gifted such shares by JP Morgan Limited.
Plc Proxy Forms	collectively or individually, each or any one of the Plc Scheme Meeting Proxy Forms and/or the Plc GM Proxy Forms, as the context requires.
Plc Resolutions	the Unification Resolutions to be proposed at each of: – the Plc Scheme Meeting, as set out in the Notice of Plc Scheme Meeting; and – the Plc GM, as set out in the Notice of Plc GM.
Plc Scheme	the proposed scheme of arrangement under Part 26 of the Companies Act 2006 between Plc and Plc Shareholders as set out in Appendix 1 of the Circular, with or subject to any modification, addition or condition approved or imposed by the Court.
Plc Scheme Effective Time	the time and date at which the Plc Scheme becomes effective in accordance with its terms.
Plc Scheme Meeting	the meeting of Scheme Shareholders convened by order of the Court pursuant to section 896 of the Companies Act 2006 and in accordance with the Notice of Plc Scheme Meeting set out in Appendix 5 to consider and, if thought fit, approve the Plc Scheme including any adjournment, postponement or reconvention thereof, to be held at the later of 10:00am (GMT) on Thursday, 20 January 2022 or the conclusion or adjournment of the Limited GM.

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Term	Meaning
Plc Scheme Meeting Proxy Form	collectively or individually, each of the proxy forms for voting on the applicable Unification Resolutions at the Plc Scheme Meeting which accompanies this Circular (being one for use by Plc Shareholders on the Plc UK Share Register and one for use by Plc Shareholders on the Plc South African Branch Register), as the context requires.
Plc Scheme Record Time	9:00pm (GMT) on Friday, 28 January 2022.
Plc Share Register	collectively the Plc UK Share Register and the Plc South African Branch Register.
Plc Share Registry	Computershare UK and/or Computershare South Africa, as applicable.
Plc Shareholders	the holders of Plc Shares from time to time, any such holder being a **Plc Shareholder**.
Plc Shares	fully paid ordinary shares of US$0.50 each in the capital of Plc from time to time (and, for the avoidance of doubt, not the Plc Preference Shares nor the Plc Special Voting Share), and Plc Share means any one of them.
Plc South African Branch Register	prior to Unification, the branch register of Plc Shareholders maintained in South Africa.
Plc Special Voting Share	the special voting share of US$0.50 in the capital of Plc issued to Plc SVC.
Plc Special Voting Share Buy-back	the off-market share buy-back to be undertaken by Plc in relation to the Plc Special Voting Share, at a price of US$0.50 which is conditional on approval by Plc Shareholders of the terms of the Plc Special Voting Share Buy-back Agreement, the Class Rights Actions in connection with the amendment to Article 35(5) of the Plc Articles of Association, and on the Plc Scheme being sanctioned at the Court Sanction Hearing.
Plc Special Voting Share Buy-back Agreement	the contract between Plc and Plc SVC, giving effect to the Plc Special Voting Share Buy-back.
Plc SVC	the holder of the Plc Special Voting Share, being Billiton SVC Limited, a company incorporated under the laws of England and Wales (company number 4074194), with its registered office at 8th Floor Bishopsgate, London EC2N 4AG, United Kingdom.
Plc UK Share Register	the register of members of Plc maintained under section 113 of the Companies Act 2006, but excluding those members on the Plc South African Branch Register.
Pounds Sterling, pence or £	the lawful currency of the United Kingdom.
PRA	the Prudential Regulation Authority of the United Kingdom.
Prospectus Delegated Regulation	the UK version of the Commission Delegated Regulation (EU) 2019/980 of 14 March 2019 supplementing the UK Prospectus Regulation (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018, as amended from time to time).

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13 Glossary Term Meaning Prospectus the prospectus regulation Regulation Rules rules made by the FCA under section 73A of FSMA, as amended from time to time. Proxy Form collectively or individually, each or any one of the Plc Proxy Forms and/or the Limited Proxy Form, as the context requires. Rand the lawful currency of South Africa. Registered Plc holders of Plc ADSs that are ADS Holders held: – by having an ADR, which is a certificate evidencing a specific number of Plc ADSs previously registered in a Plc ADS Holder’s name; or – by holding Plc ADSs in uncertificated form on the register of Plc ADSs maintained by the Plc ADS Depositary. Registrar as the context requires, each of Computershare Australia, Computershare UK and Computershare South Africa. Registrar of the Registrar of Companies in Companies England and Wales. Term Meaning regulatory any central bank, ministry, authority governmental, quasi-governmental (including the EU), supranational, statutory, regulatory or investigative body or authority (including any national or supranational antitrust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing function or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including for the avoidance of doubt, the UK Panel, the Australian Takeovers Panel, the FCA, the LSE, ASIC and the JSE. Remuneration the BHP Group’s Committee remuneration committee which, following completion of Unification, shall refer to Limited’s remuneration committee. Restricted a Plc Shareholder who is Shareholders resident, located or has a registered address in a jurisdiction outside Australia, the United Kingdom, South Africa or the United States in respect of whom: – Plc and/or Limited (as the case may be) is advised that the law of a country or territory outside of those jurisdictions precludes the allotment, issue and/or delivery to that Plc Shareholder of New Limited Shares and/or New Limited ADSs in accordance with the Plc Scheme; or Term Meaning regulatory any central bank, ministry, authority governmental, quasi-governmental (including the EU), supranational, statutory, regulatory or investigative body or authority (including any national or supranational antitrust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing function or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including for the avoidance of doubt, the UK Panel, the Australian Takeovers Panel, the FCA, the LSE, ASIC and the JSE. Remuneration the BHP Group’s Committee remuneration committee which, following completion of Unification, shall refer to Limited’s remuneration committee. Restricted a Plc Shareholder who is Shareholders resident, located or has a registered address in a jurisdiction outside Australia, the United Kingdom, South Africa or the United States in respect of whom: – Plc and/or Limited (as the case may be) is advised that the law of a country or territory outside of those jurisdictions precludes the allotment, issue and/or delivery to that Plc Shareholder of New Limited Shares and/or New Limited ADSs in accordance with the Plc Scheme; or BHP SHAREHOLDER CIRCULAR

Term Meaning – Plc and/or Limited (as the case may be) determine that it is unable to comply, or that it would be unduly onerous to comply, with any governmental or other consent or any other registration, filing or other formality in order to allot, issue and/or deliver to that Plc Shareholder their New Limited Shares and/or New Limited ADSs in accordance with the Plc Scheme, and Limited has exercised its discretion to require Plc to treat such Plc Shareholder as a ‘restricted shareholder’ for the purposes of the Plc Scheme. Risk and Audit the BHP Group’s risk and Committee audit committee which, following completion of Unification, shall refer to Limited’s risk and audit committee. S&P/ASX 200 a share market index which contains the top 200 ASX listed companies by float adjusted market capitalisation. SA Sale Facility a valid election made by a Election Small Plc South African Branch Register Shareholder to participate in the Sale Facility by means of: – for certificated holders: completion, execution and receipt by Computershare South Africa of the SA Surrender, Election and Transfer Form (made available to certificated Plc Shareholders on the Plc South African Branch Register, including on BHP’s website at www.bhp.com/unify) in accordance with the instructions specified therein; or Term Meaning – for holders in dematerialised form through STRATE: communication of your election to participate in the Sale Facility to your CSDP or broker, for onward communication to Computershare South Africa, in accordance with the mandate that governs your relationship with your CSDP or broker, in each case, by the applicable SA Sale Facility Election Deadline, such election not having been revoked or withdrawn by that time. SA Sale Facility the latest time and date for: Election Deadline (i) SA Sale Facility Elections; and/or (ii) instructions amending, revoking or withdrawing a Small Plc South African Branch Register Shareholder’s election in respect of their participation in the Sale Facility, to be received by Computershare South Africa in order to be valid, being: – for Small Plc South African Branch Register Shareholders holding their Plc Shares on the Plc South African Branch Register in certificated form at the Plc Scheme Record Time: 12:00pm (SAST) on Wednesday, 2 February 2022; or – for Small Plc South African Branch Register Shareholders holding their Plc Shares on the Plc South African Branch Register through STRATE in dematerialised form at the Plc Scheme Record Time: 1:00pm (SAST) on Wednesday, 2 February 2022. BHP SHAREHOLDER CIRCULAR

13 Glossary Term Meaning SA Sale Facility the terms and conditions T&Cs upon which Computershare South Africa offers and administers (or procures the same in respect of) the Sale Facility to Small Plc South African Branch Register Shareholders, which are set out in Section 3.3 (excluding Section 3.3.1) and Section 8.3.7 (excluding the subsection entitled ‘Small Plc UK Register Shareholders’). SA Surrender, the form made available to Election and certificated Plc Shareholders Transfer Form by means of which: (i) Small Plc South African Branch Register Shareholders can elect to participate in the Sale Facility; and (ii) certificated Plc South African Branch Register Shareholders can appoint a CSDP or broker in respect of the dematerialised holding of New Limited Shares to which they are entitled pursuant to the Plc Scheme, in each case, in accordance with the instructions specified therein and in such form as may be amended from time to time with BHP’s consent, which has been made available to certificated Plc Shareholders on the Plc South African Branch Register, including on BHP’s website at www.bhp.com/unify. Sale Facility the facility under which New Limited Shares attributable to Selling Shareholders will be issued to Computershare UK or Computershare Nominees (as applicable) and sold, as described in Section 8.3.7, in accordance with the terms and conditions set out in the applicable Sale Facility T&Cs. Sale Facility collectively or individually, the Election UK Sale Facility Election Deadline(s) Deadline and/or the SA Sale Facility Election Deadline, as the context requires. Term Meaning Sale Facility collectively or individually, the Election Form(s) UK Sale Facility Election Form and/or the SA Surrender, Election and Transfer Form, as the context requires. Sale Facility collectively or individually (as Shares the context requires), the New Limited Shares (in respect of Selling Shareholders who are Small Plc South African Branch Register Shareholders) and/or Limited DIs (in respect of Selling Shareholders who are Small Plc UK Register Shareholders), in each case, to be sold under the Sale Facility in accordance with the applicable Sale Facility T&Cs, as described in Section 8.3.7. Sale Facility T&Cs collectively or individually, the UK Sale Facility T&Cs and/or the SA Sale Facility T&Cs, as the context requires. SARB South African Reserve Bank. SAST South Africa Standard Time. Scheme registered holders (including Shareholders any person(s) entitled by transmission) of the Scheme Shares, and Scheme Shareholder shall mean any one of them. Scheme Shares any Plc Shares: – in issue at the date of this document; – issued after the date of this document and prior to the Voting Entitlement Time, if any; and – issued at or after the Voting Entitlement Time and prior to the Plc Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Plc Scheme, or shall by such time have agreed in writing to be bound by the Plc Scheme, if any, BHP SHAREHOLDER CIRCULAR

Term	Meaning
	in each case remaining in issue at the Plc Scheme Record Time but excluding any Excluded Shares at any relevant date or time.
SDRT	UK stamp duty reserve tax.
SEC	the US Securities and Exchange Commission.
Section	a Section of this Circular.
Section 3(a)(10)	the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) in relation to Unification.
Selective Buy-back(s)	each of the Limited Special Voting Share Buy-back and the DLC Dividend Share Buy-back.
Selling Shareholders	as described in Section 8.3.7 and collectively or individually (as the context requires): – any Small Plc UK Register Shareholders who validly elect (and have not revoked or withdrawn such election) to have their Limited DIs sold pursuant to the Sale Facility in accordance with the UK Sale Facility T&Cs; and/or – any Small Plc South African Branch Register Shareholders who validly elect (and have not revoked or withdrawn such election) to have their New Limited Shares sold pursuant to the Sale Facility in accordance with the SA Sale Facility T&Cs, – and **Selling Shareholder** means any one of them.
Shareholder	a Limited Shareholder and/or Plc Shareholder.
Shareholder Information Line	the information line set up for the purpose of answering enquiries from Shareholders in relation to Unification, the details of which are set out in Section 3.4.

Term	Meaning
Shareholder Meetings	each of the Plc Scheme Meeting, the Plc GM and Limited GM.
Shareplus	BHP's all-employee share purchase plan, through which employees contribute funds after tax to purchase Acquired Shares and, upon satisfaction of certain conditions, may become entitled to Matching Shares.
Sharing Agreement	the DLC structure sharing agreement dated 29 June 2001 and amended in November 2015 between Limited and Plc.
Small Plc Shareholder	collectively or individually, a Small Plc South African Branch Register Shareholder and/or a Small Plc UK Register Shareholder, as the context requires.
Small Plc Shareholder Threshold	400 Plc Shares or such other amount as BHP may, in its sole and absolute discretion, determine prior to the sale of Sale Facility Shares in accordance with the Sale Facility (provided that any such alternative determination shall be communicated to Shareholders by means of an announcement on the relevant stock exchange(s) as soon as reasonably practicable following such determination).
Small Plc South African Branch Register Shareholder	a Plc Shareholder: – who is on the Plc South African Branch Register (whether such Plc Shares are held in certificated or uncertificated form); – who neither resides in the United States nor acts for the account or benefit of persons in the United States; and – whose aggregate holding of Plc Shares amounts to the Small Plc Shareholder Threshold or less, as at the Plc Scheme Record Time.

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13 Glossary

Term	Meaning
Small Plc UK Register Shareholder	a Plc Shareholder: – who is a certificated holder on the Plc UK Share Register (and not in CREST); – whose registered address is in a Permitted Jurisdiction; – who neither resides in the United States nor acts for the account or benefit of persons in the United States; and – whose aggregate holding of Plc Shares amounts to the Small Plc Shareholder Threshold or less, as at the Plc Scheme Record Time.
South African Companies Act	the South African Companies Act No. 71 of 2008 (as amended from time to time).
Special Voting Shares	collectively the Limited Special Voting Share and the Plc Special Voting Share.
Special Voting Shares Deed	the DLC Structure voting agreement which regulates the manner in which Plc SVC and Limited SVC exercise the rights attaching to the Plc Special Voting Share and the Limited Special Voting Share respectively.
Stanmore Resources	Stanmore Resources Ltd, the Australian resources company with operations and exploration projects in the Bowen and Surat Basins.
STRATE	STRATE Proprietary Limited (registration number 1998/022242/06), an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically in South Africa.
STRATE Nominee	PLC Nominees Proprietary Limited (registration number 1989/002235/07) incorporated and registered in South Africa, a company indirectly wholly owned by STRATE, acting as nominee for the holders of the dematerialised Plc Shares or Limited Shares (as applicable) traded and settled on the JSE.
Sullivan & Cromwell	Sullivan & Cromwell, with its office at Level 32, 101 Collins Street, Melbourne, Victoria 3000, Australia.
Sustainability Committee	the BHP Group's sustainability committee which, following completion of Unification, shall refer to Limited's sustainability committee.
Treasurer	the Treasurer of Australia.
UK Corporate Governance Code	the UK Corporate Governance Code published by the Financial Reporting Council in July 2018.
UK Panel	the UK Panel on Takeovers and Mergers.
UK Prospectus	the prospectus prepared by Limited in connection with its application for admission to trading on the LSE.
UK Prospectus Regulation	the Regulation (EU) No 2017/1129 of the European Parliament and of the Council of 14 June 2018 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended from time to time.

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Term Meaning UK Sale Facility the latest time and date for: Election Deadline (i) correctly completed UK Sale Facility Election Forms; and/or (ii) instructions amending, revoking or withdrawing a Small Plc UK Register Shareholder’s election in respect of their participation in the Sale Facility, to be received by Computershare UK in order to be valid, being 11:00am (GMT) on Friday, 28 January 2022. UK Sale Facility the form made available to Election Form Small Plc UK Register Shareholders, including on BHP’s website at www.bhp.com/unify, and by means of which Small Plc UK Register Shareholders can elect to participate in the Sale Facility in accordance with the instructions specified therein, in such form as may be amended from time to time with BHP’s consent. UK Sale Facility the terms and conditions T&Cs upon which Computershare UK offers and administers the Sale Facility to Small Plc UK Register Shareholders, made available to Small Plc UK Register Shareholders on the Plc UK Share Register, including on BHP’s website at www.bhp.com/unify, together with the terms and conditions set out in Section 3.3 (excluding Section 3.3.2) and Section 8.3.7 (excluding the sub-section entitled “Small Plc South African Branch Register Shareholders”), provided that, in case of conflict between the two, the former set of terms and conditions shall prevail. Unaudited has the meaning given in Pro Forma Section 7.3. Financial Information Term Meaning uncertificated or a share or other security in uncertificated whereby the title is recorded form in the relevant register as being held in uncertificated form (that is, in CREST) and which may be transferred by using CREST. Unification the proposed reorganisation of the BHP Group to remove the DLC Structure whereby Limited will become the sole parent company of the BHP Group by acquiring all the ordinary shares in Plc pursuant to and in accordance with the terms of the Plc Scheme. Unification the conditions to Conditions implementation of Unification, as set out in the Implementation Deed and summarised in Section 8.1.3. Unification the resolutions to be voted Resolutions on by Shareholders to approve and give effect to Unification, as set out in each of the Notice of Plc Scheme Meeting, the Notice of Plc GM and the Notice of Limited GM. United Kingdom the United Kingdom of Great or UK Britain and Northern Ireland. United States or the United States of America, US its territories and possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction. US Exchange Act the United States Securities Exchange Act of 1934, as amended from time to time. US Holder a beneficial owner of Limited Shares, Limited ADSs, Plc Shares or Plc ADSs who is, for United States federal income tax purposes: – a citizen or resident of the United States; – a domestic corporation; BHP SHAREHOLDER CIRCULAR

13 Glossary Term Meaning – an estate whose income is subject to United States federal income tax regardless of its source; or – a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust. US Sarbanes- the United States Sarbanes-Oxley Act Oxley Act of 2002, as amended from time to time. US Securities Act the United States Securities Act of 1933, as amended from time to time. USD, US$ or US the lawful currency of the dollar United States. VAT – within the UK, any value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto; – within the EU, any tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and – any other tax of a similar nature to the taxes referred to in the paragraphs above, whether imposed in the UK or a member state of the EU in substitution for, or levied in addition to, the taxes referred to in the paragraphs above or imposed elsewhere. Virtual Meeting the guide prepared by Lumi Guide explaining how Plc Shareholders can view and participate in the business of the Plc Scheme Meeting online via the Virtual Meeting Platform. Term Meaning Virtual Meeting the virtual meeting platform Platform hosted by Lumi for the purposes of the Plc Scheme Meeting. Voting – in respect of the Limited Entitlement Time GM, 7:00pm (AEDT) on the day that is two days prior to that meeting, or any adjournment thereof (as the case may be); and – in respect of each of the Plc Meetings, 6:00pm (GMT) on the day that is two Business Days prior to that meeting, or any adjournment thereof (as the case may be). VWAP volume weighted average price. Woodside Woodside Petroleum Ltd, a company incorporated in Australia (ACN 004 898 962), whose registered office is Mia Yellagonga, 11 Mount Street, Perth, Western Australia, 6000. BHP SHAREHOLDER CIRCULAR

Company Directory Limited Directors and Plc Directors Ken MacKenzie (Chair) Mike Henry (Chief Executive Officer) Terry Bowen (Non-Executive Director) Malcolm Broomhead (Non-Executive Director) Xiaoqun Clever (Non-Executive Director) Ian Cockerill (Non-Executive Director) Gary Goldberg (Senior Non-Executive Director) John Mogford (Non-Executive Director) Christine O’Reilly (Non-Executive Director) Dion Weisler (Non-Executive Director) Group Company Secretary Stefanie Wilkinson Registered Office of Limited 171 Collins Street Melbourne VIC 3000 Australia Registered Office of Plc Nova South, 160 Victoria Street London SW1E 5LB United Kingdom Financial Advisers to the Group UBS AG Australia Branch 2 Chifley Square Sydney NSW 2000 Australia UBS AG London Branch 5 Broadgate London EC2M 2QS United Kingdom Goldman Sachs Australia Pty Ltd Level 17, 101 Collins Street Melbourne VIC 3000 Australia Goldman Sachs International Plumtree Court 25 Shoe Lane London EC4A 4AU United Kingdom Flagstaff Partners Pty Ltd Level 20, 101 Collins Street Melbourne VIC 3000 Australia Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB United Kingdom Legal Advisers to the Group as to Australian Law Herbert Smith Freehills 80 Collins Street Melbourne VIC 3000 Australia Tax Advisers to the Group as to Australian Law Greenwoods & Herbert Smith Freehills Pty Ltd 161 Castlereagh Street Sydney NSW 2000 Australia Legal and Tax Advisers to the Group as to English Law Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom Legal and Tax Advisers to the Group as to US Law Sullivan & Cromwell Level 32, 101 Collins Street Melbourne VIC 3000 Australia Legal Advisers to the Group as to South African Law ENSafrica The MARC | Tower 1 129 Rivonia Road Sandton Johannesburg 2196 South Africa Tax Advisers to the Group as to South African Law KPMG Tower Two, Collins Square 727 Collins Street Melbourne VIC 3008 Australia Auditor to the Group Australia Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia United Kingdom Ernst & Young LLP 1 More London Place London SE1 2AF United Kingdom Reporting Accountants to the Group Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia Registrars Australia Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Australia United Kingdom Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS99 6ZZ United Kingdom South Africa Computershare Investor Services (Pty) Ltd Rosebank Towers 15 Biermann Avenue Rosebank 2196 South Africa Independent Expert Grant Samuel & Associates Pty Limited Level 31, 101 Collins Street Melbourne VIC 3000 Australia 159 BHP SHAREHOLDER CIRCULAR

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Appendix 1 Plc Scheme 161 BHP SHAREHOLDER CIRCULAR

Appendix 2 Independent Expert’s Report 191 BHP SHAREHOLDER CIRCULAR

INDEPENDENT EXPERT’S REPORT AND FINANCIAL SERVICES GUIDE IN RELATION TO THE PROPOSED UNIFICATION OF BHP GROUP GRANT SAMUEL & ASSOCIATES PTY LIMITED ABN 28 050 036 372 8 DECEMBER 2021 192 BHP SHAREHOLDER CIRCULAR

8 December 2021 The Directors                The Directors BHP Group Limited    BHP Group Plc Level 16, 171 Collins Street    Nova South, 160 Victoria Street Melbourne VIC 3000    London, SW1E 5LB Australia     United Kingdom Dear Directors BHP Unification 1 Introduction BHP Group (“BHP” or “the Group”) is the world’s largest natural resources business, with activities focussed on iron ore, copper, metallurgical coal, nickel and petroleum. While operated as a single economic entity, BHP actually comprises two separate parent companies, BHP Group Limited (“Limited”) and BHP Group Plc (“Plc”). Limited is domiciled in Australia and its shares are listed on the Australian Securities Exchange (“ASX”). As at 6 December 2021, Limited had a market capitalisation of approximately A$116 billion ($82 billion)1. Plc is domiciled in the United Kingdom and its shares are listed on the London Stock Exchange (“LSE”). In addition, Plc shares have a secondary listing on the Johannesburg Stock Exchange (“JSE”) in South Africa2. As at 6 December 2021, Plc had a market capitalisation of approximately £43 billion ($58 billion). BHP was formed through the 2001 combination of BHP Limited (now BHP Group Limited) and Billiton Plc (“Billiton”) (now BHP Group Plc). The combination was effected by way of a complex series of contractual arrangements, collectively referred to as a Dual Listed Companies structure (“DLC”). Under the DLC, shares in Limited and Plc carry equivalent economic and voting rights, including rights to equivalent cash dividends and equal rights on a winding up of the Group companies. Shares in Limited comprise approximately 58% of the total BHP shares on issue, while shares in Plc comprise the remaining 42%. While each of Limited and Plc has its own Board of Directors, the same directors serve on each Board, there is a single management structure and Board and management decisions are made for the Group on a unified basis. To all intents and purposes, BHP is a single entity.     Under Australian income tax legislation, Limited is entitled to attach franking credits to its dividend distributions (to the extent that it has franking credits available). These franking credits reflect Australian company tax paid on Limited earnings and represent a credit against taxation otherwise payable on dividends received. The consequence for Limited shareholders who can use these franking credits is to increase the after-tax value of cash dividends paid by Limited by comparison with the equivalent cash dividends paid by Plc.    As a result (and potentially for other reasons), Plc shares have generally traded at a discount to Limited shares. On 17 August 2021, the Directors of BHP announced an in-principle decision to pursue a unification of BHP (“Unification”), with a final board decision to be made following receipt on satisfactory terms of the necessary government, regulatory and other third-party approvals. At the same time, BHP announced an intention to divest its Petroleum business, via a merger of the business with Woodside Petroleum Limited (“Woodside”)3. The Woodside shares received as consideration are to be distributed to BHP shareholders. 1 All references to $ are to US$ unless otherwise stated. 2 Both Limited and Plc have American Depositary Receipt (“ADR”) programmes and their ADRs trade on the New York Stock Exchange (“NYSE”). 3 The proposed Unification and the Petroleum transaction are not inter-dependent. Each can proceed independently of the other, subject only to the approvals relevant to each transaction. GRANT SAMUEL & ASSOCIATES PTY LIMITED ABN 28 050 036 372 AFS Licence No 240985 Level 31, 101 Collins Street Melbourne VIC 3000 T +61 3 9949 8800 F +61 3 9949 8838 GRANTSAMUEL.COM.AU 193 BHP SHAREHOLDER CIRCULAR

In addition, BHP announced a commitment to proceed with the development of the Jansen potash project in Saskatchewan, Canada, with an initial investment of $5.7 billion. Unification is to be achieved by way of a scheme of arrangement between Plc and its shareholders (“Scheme”), under which Plc shareholders will receive one share in Limited for every share held in Plc. As a result, all BHP shareholders will hold shares in a single entity (Limited), which will continue to be domiciled in Australia. Limited will have its main listing on the ASX but will also have secondary listings on the LSE and the JSE. It will also maintain its ADR programme. The Scheme will require the approval of Plc shareholders at a scheme meeting. As Unification will require amendment of certain elements of Limited’s Constitution, it will also require the approval of Limited shareholders. The directors of BHP have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report setting out whether, in its opinion, Unification is in the best interests of BHP shareholders and to state the reasons for that opinion. The report will accompany the Shareholder Circular to be sent to shareholders by BHP.     2 Opinion In Grant Samuel’s opinion, Unification is in the best interests of BHP shareholders. 3 Summary of Conclusions The original 2001 combination of BHP Limited and Billiton by way of the DLC was focussed on delivering optimal outcomes for shareholders spread across multiple jurisdictions including Australia, the United Kingdom and South Africa. By comparison with the possible consequences of a conventional corporate merger, the DLC structure sought to: ƒ avoid adverse tax consequences, both for the companies and for their shareholders, by not triggering capital gains tax; ƒ minimise pressure on the Limited share price that may otherwise have arisen through the selling of Limited shares received by Billiton (i.e. Plc) shareholders (referred to as “flow-back”); ƒ optimise the Group’s capital structure, including by increasing the universe of shareholders available to invest in the combined entity and by allowing the Group to raise new equity in whichever markets would provide capital on the most attractive terms; and ƒ provide more flexibility to pursue future acquisitions, with the Group able to choose between offering shares listed on the ASX (Limited) and shares listed on the LSE/JSE (Plc), depending on the preferences of target company shareholders. In addition, the DLC structure by its very nature would optimise the use of franking credits. Limited would continue to have the ability to pay franked dividends out of Australian taxed income, to a shareholder base largely comprising Australian resident shareholders for whom franking credits were valuable. Plc would pay dividends supported by income earned from a globally diversified asset portfolio to non-Australian shareholders. There would neither be “wastage” of franking credits through the payment of franked dividends to non-Australian shareholders, nor a diminution in Limited’s ability to fully frank its dividends, both of which might have resulted from a conventional corporate merger. Since 2001, some of these objectives and benefits have become less relevant, or it has become apparent that the DLC structure is incapable of achieving them. In particular, the persistent and significant discount at which Plc shares have traded relative to Limited shares means that the option of issuing Plc shares (whether to raise fresh equity or as consideration for acquisitions) is not attractive. In fact, BHP has not issued any shares (either in Limited or Plc) to raise new capital or as acquisition currency4.    The apparent 4 BHP has made minor share issues under employee/executive compensation plans. 194 BHP SHAREHOLDER CIRCULAR capital flexibility provided by the DLC structure has proved illusory. To the contrary, it appears likely that in some circumstances the DLC structure may represent a significant impediment to new equity issues or a major equity funded acquisition. Moreover, the economic fundamentals of the DLC structure have been undermined by a progressive diminution in the proportion of earnings contributed by Plc, reflecting the divestment of Plc assets and the substantial increase in earnings of Limited’s iron ore business. For FY215, Plc contributed less than 5% of BHP’s pre-tax earnings, by comparison with the 42% of the combined register represented by Plc shares. As a result, Limited has had to pay material fully franked dividends on the DLC Dividend Share (“DDS”) issued to Plc, to ensure that Plc has sufficient cash and distributable reserves to support the payment of dividends equal to those paid by Limited. DDS dividends paid during FY21 totalled $3.525 billion. It is expected that there will be an ongoing need for Limited to make meaningful DDS dividend payments representing the vast majority of future dividends paid by Plc. The result will be a significant distribution of franking credits by Limited for no value. The DLC can no longer achieve an efficient distribution of franking credits. In short, the DLC structure now offers at most very limited advantages and some clear disadvantages. On the other hand, the benefits of unification have become progressively more apparent. Unification will reduce BHP’s operating costs (although the savings are not material) and remove the distractions for the Board and management posed by the DLC structure’s complexity. More importantly, Unification is likely to facilitate the ongoing strategic re-shaping of BHP’s asset portfolio. Major demergers (such as the proposed demerger of BHP Petroleum) will be more easily achieved in a unified structure. Unification has the potential to facilitate major acquisitions, whether through simplifying a major equity issue required to fund an acquisition or through increasing the attractiveness of BHP shares offered as acquisition consideration. At the same time, impediments to Unification have diminished. Transaction costs, and particularly potential adverse tax consequences, were previously significant. As a consequence of the ongoing restructuring of BHP’s asset portfolio, these tax consequences no longer apply. Transaction costs should now be no more than stamp duty, principally in relation to the acquisition of Plc shares through the Scheme, and the actual advisory and other costs directly related to Unification (estimated to be $350-450 million in total). In the context of the combined BHP’s $140 billion6 market capitalisation, these costs are not significant. While Unification may previously have resulted in the wasting of franking credits through the payment of franked dividends to former Plc shareholders, the ongoing payment of franked DDS dividends now required to sustain the DLC structure means that Unification no longer has any negative impact on franking credit optimisation. Unification will entail disadvantages for some Plc shareholders. While the majority of Plc shareholders should receive rollover relief, some (particularly in South Africa) may realise a taxable capital gain. Certain Plc shareholders with restrictive mandates may not be able to hold shares in the unified BHP and for them the consequences of Unification may be the forced divestment of their BHP exposure. From the perspective of shareholders, the key issue relates to the likely impact of Unification on BHP’s share price.     Limited and Plc displayed considerable share price volatility immediately following the announcement on 17 August 2021 of the proposed Unification, which is likely to have reflected a range of factors including the significant and ongoing fall in iron ore prices, arbitrage and other trading activity and the concurrent announcements made by BHP. Further volatility is to be expected around the time of Unification, as a result of index related trading in both Plc and Limited shares. However, the more relevant question relates 5 FYXX is the financial year end 30 June 20XX (i.e. FY21 is the year ended 30 June 2021). 6 Approximate market capitalisation as at 6 December 2021. 195 BHP SHAREHOLDER CIRCULAR

to the medium to longer term impact of Unification on Limited’s share price. Judgements in this regard are inevitably subject to uncertainty. Most importantly: ƒ Unification is not expected to have any meaningful adverse impact on BHP’s ability to frank dividends to shareholders; and ƒ BHP’s share price should be supported by the magnitude of capital available to the Australian equity markets, including through the ongoing generation of surplus capital by Australia’s compulsory superannuation system and through Australian access to global capital flows. In Grant Samuel’s view, the longer term impact of Unification on Limited’s share price is likely to be broadly neutral, before taking into account the additional strategic and capital flexibility that Unification should deliver. To the extent that Unification does in fact facilitate the optimisation of BHP’s asset portfolio over time, the longer term impact may in fact be materially positive. For Plc shareholders, there is likely to be a significant value gain relative to the status quo, as they effectively capture the value of the Plc/Limited share price discount. For most Plc shareholders, this gain should compensate for any disadvantages that might arise, such as capital gains tax or forced divestment of their shareholdings. On the other hand, if Unification was not approved by shareholders, the likely consequence would be the return of a significant Plc/Limited share price discount and a fall in the Plc share price. Overall, in Grant Samuel’s opinion, shareholders in both Plc and Limited are likely to be better off if Unification proceeds. Accordingly, in Grant Samuel’s opinion, Unification is in the best interests of BHP shareholders. 4 Overview of BHP 4.1 Background BHP in its current form dates back to the 2001 merger (via the DLC structure) of Billiton and BHP Limited. Both companies had long histories dating back to the mid to late 1800s.     Billiton began with a tin mine on Billiton (Belitung) island in Indonesia and lead smelting in the Netherlands in the mid-1800s. In the 1940s, Billiton expanded its activities, establishing bauxite mines in Indonesia and Suriname. In 1970, the Royal Dutch/Shell group of companies acquired Billiton. During the following two decades, Billiton’s global exploration and development activities resulted in the growth of a portfolio of new mining operations from Australia to South America.    In 1994, the South African mining company Gencor Ltd acquired the mining division of Billiton, including stakes in mining and metals operations across 15 countries. Following Gencor’s subsequent injection into Billiton of certain of its mining assets, including aluminium, ferro-alloys and base metals, Billiton was spun-off as an independent company via a 1997 listing on the LSE. BHP Limited’s history commenced in 1885 with the development of a silver, lead and zinc mine in Broken Hill. In 1915, it ventured into steel making, commissioning its first steelworks at Newcastle, New South Wales. Following World War 1, BHP Limited continued to expand its operations forming a shipping fleet and acquiring coal mines and iron ore reserves. In the 1960s, it increased its focus on petroleum, culminating in the discovery of crude oil in the Bass Strait in 1967. One year later, BHP Limited began mining iron ore at Mt. Newman in the Pilbara, Western Australia, with production exported via a 426 kilometre railway to Port Hedland. A number of initiatives in the 1980s and 1990s resulted in the further growth of BHP Limited. It took a significant interest in the North West Shelf oil and gas development on and offshore the Pilbara coast of Western Australia. The North West Shelf operation remains today a major exporter of liquified natural gas (“LNG”) and supplier of domestic gas to the Western Australian market. BHP Limited continued to develop 196 BHP SHAREHOLDER CIRCULAR

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its iron ore operations in Western Australia. The 1984 acquisition of Utah International delivered ownership of the Bowen Basin coal operations in Queensland and an interest in the undeveloped Escondida copper project in Chile. Following BHP Limited's subsequent acquisition of a further interest in the project, Escondida was developed into the world's largest copper mine.

By the time of the merger:

- Billiton had assembled a portfolio of aluminium and alumina, chrome, manganese, nickel, titanium, energy coal, steel and some copper assets; and
- BHP Limited had a portfolio of iron ore, copper, oil and gas, diamonds, silver, lead, zinc, coal and other minerals assets, having spun off part of its flat steel products business in 2000.

Key events since the DLC merger are summarised below:

BHP – KEY EVENTS

DATE	EVENT
2002	Demerger of the remaining flat steel products business to form BHP Steel (now Bluescope Steel)
2003	$1.1 billion investment commitment for the development of the Atlantis oil discovery in Gulf of Mexico
2004	Approval of the $870 million Escondida Sulphide Leach Copper Project and $990 million Spence Copper Project in Chile
2005	Acquisition of ASX-listed WMC Resources Limited, owner of Olympic Dam, nickel operations in Western Australia and a fertilizer business in Queensland
2006	Disposal of coal bed methane interests to The Australian Gas Light Company
2007	Acquisition of an interest in the Genghis Khan oil and gas development in the Gulf of Mexico
2008	Announcement and withdrawal of a takeover bid for Rio Tinto
2010	Withdrawal of the $40 billion offer for Potash Corporation of Saskatchewan
	Acquisition of Athabasca Potash Inc. in Canada for $320 million
2011	Acquisition of Chesapeake Energy Corporation's Fayetteville shale assets in the United States for $4.75 billion
	Acquisition of Petrohawk Energy Corporation for $15.1 billion
2015	Divestment of certain assets via South32 Limited ("South32") demerger
2018	Approval of $2.9 billion capital expenditure for South Flank iron ore project in the central Pilbara
2018	Sale of United States onshore unconventional oil and gas assets and $10.4 billion shareholder return
2020	Announcement of plans to sell off thermal coal assets within two years
2021	Divestment of 33.3% interest in Cerrejon, a non-operated coal joint venture in Columbia
	Announcement of divestment of petroleum business via merger with Woodside
	Approval of $5.7 billion in capital expenditure for stage 1 of the Jansen potash project

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4.2 Business Overview BHP has interests7 located in 11 countries around the world: BHP – ASSET LOCATION LIMITED – ONGOING ASSETS PLC PETROLEUM 1. Olympic Dam (Australia) 10. New South Wales Energy Coal 12. Western Australian Production Unit (Australia) 2. Western Australian Iron Ore 11. Pampa Norte (Chile) 13. Gulf of Mexico Production Unit 3. BHP Mitsubishi Alliance (Australia) 6. Antamina (24.4%) (Peru) 14. Trinidad and Tobago Production Unit 4. Nickel West (Australia)    15. Algeria Joint Interest Unit 5. Escondida (Chile)    16. Bass Strait Interest Unit 6. Antamina (9.3%) (Peru) 7. Samarco (Brazil) 8. Jansen (Canada)     9. Resolution Copper (US)     PLC 10. New South Wales Energy Coal (Australia) 11. Pampa Norte (Chile) 6. Antamina (24.4%) (Peru) PETROLEUM 12. Western Australian Production Unit 13. Gulf of Mexico Production Unit 14. Trinidad and Tobago Production Unit 15. Algeria Joint Interest Unit 16. Bass Strait Interest Unit Source: BHP 7 BHP’s global operating interests comprise interests in producing (both operated and non-operated) and development assets in nine countries and interests in exploration projects in two further countries. 198 BHP SHAREHOLDER CIRCULAR

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These assets are grouped under the following business segments:

- **Minerals Australia**: operated assets across Australia focussing on iron ore, copper, metallurgical and energy coal and nickel. Interests include the Olympic Dam copper/gold/uranium mine (100%), 284mtpa[8] integrated mine, rail and port iron ore operations in Western Australia ("WAIO", 85%), metallurgical coal operations in Queensland (the BHP Mitsubishi Alliance (50%) and BHP Mitsui Coal (80%) (together "Queensland Coal"), energy coal operations at Mt Arthur Coal in the Hunter Valley (New South Wales Energy Coal, 100%) and Nickel West operations (100%);
- **Minerals Americas:** projects, operated and non-operated assets in Canada, Chile, Peru, United States, Colombia and Brazil. Copper assets include interests in Escondida, the world's largest copper producing mine (57.5%), Pampa Norte (100%) in Chile and Antamina (33.75%) in Peru. Samarco (50%) is an iron ore operation in Brazil, currently suspended following a tailings dam failure in 2015[9]. BHP has an interest in the early stage Resolution Copper project (45%) in Arizona, which has the potential to be a world class copper mine, and the Jansen potash development project (100%) in Canada; and
- **Petroleum:** interests in conventional oil and gas operations including exploration, development and production activities in the Gulf of Mexico in the United States, across Australia including the Bass Strait and North West Shelf, Mexico, Canada, Trinidad and Tobago and Algeria. BHP's Petroleum business is to be divested via a merger with Woodside.

The review process for New South Wales Energy Coal is progressing, in line with the two-year timeframe announced in August 2020. BHP remains open to all options and continues consultation with relevant stakeholders. In early November 2021, BHP announced that it had entered into an agreement to sell its interest in the BHP Mitsui Coal metallurgical coal business.

BHP's share of production[10] for FY17 to FY21 was as follows:

BHP – PRODUCTION BY DIVISION

	FY17	FY18	FY19	FY20	FY21
Petroleum (mmboe[11])	208	192	147	109	103
Copper (kt[12])	1,326	1,753	1,689	1,724	1,636
Iron ore (Mt[13])	231	238	238	248	254
Metallurgical coal (Mt)	40	43	42	41	41
Energy coal (Mt)	29	29	27	23	19
Nickel (kt)	86	93	87	80	89

Source: BHP

BHP's iron ore operations delivered consecutive years of record production in FY20 and FY21. FY21 copper production, while slightly down, reflected record throughput at Escondida and strong performance at Olympic Dam.

8 Based on production for FY21, on a 100% basis.
9 While mining operations continue to be suspended, iron ore pellet production restarted in December 2020.
10 Share of production includes the Group's share of production for which profit is derived from its equity accounted investments.
11 mmboe refers to millions of barrels of oil equivalents.
12 kt refers to thousands of tonnes.
13 Mt refers to millions of tonnes.

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4.3 Financial Performance

The financial performance of BHP for FY17 to FY21 is summarised below:

BHP - FINANCIAL PERFORMANCE ($ MILLIONS)[14]

	FY17[15]	FY18	FY19	FY20	FY21
Revenue	35,740	43,129	44,288	42,931	60,817
EBITDA[16]	**19,350**	**23,183**	**23,158**	**22,071**	**37,379**
Depreciation, impairment and amortisation[17]	(6,160)	(6,621)	(6,093)	(6,197)	(7,088)
EBIT[18]	**13,190**	**16,562**	**17,065**	**15,874**	**30,291**
Net finance costs	(1,417)	(1,245)	(1,064)	(911)	(1,305)
Exceptional items (before tax)[19]	(636)	(566)	(952)	(1,453)	(4,385)
Operating profit before tax	**11,137**	**14,751**	**15,049**	**13,510**	**24,601**
Tax expense	(4,443)	(7,007)	(5,529)	(4,774)	(11,150)
Operating profit after tax	**6,694**	**7,744**	**9,520**	**8,736**	**13,451**
Loss from discontinued operations	(472)	(2,921)	(335)	-	
Non-controlling interests	(332)	(1,118)	(879)	(780)	(2,147)
NPAT[20] attributable to BHP shareholders	**5,890**	**3,705**	**8,306**	**7,956**	**11,304**
STATISTICS					
Basic earnings per share (cents)	*110.7*	*69.6*	*160.3*	*157.3*	*223.5*
Dividends per share (cents)	*83.0*	*118.0*	*235.0*	*120.0*	*301.0*

Source: BHP and Grant Samuel analysis

BHP's earnings are directly linked to commodity prices. Very strong revenue growth in FY21 resulted in a 69% increase in underlying EBITDA to a record $37.4 billion, reflecting record high iron ore and copper prices, and a significant recovery in oil and coal prices following COVID-19 pandemic induced lows. BHP's financial performance in FY21 was underpinned by robust operational performance, with record iron ore production at WAIO and strong performance at Escondida and Olympic Dam.

The iron ore business accounts for the majority of BHP's earnings, contributing approximately 70% of EBITDA in FY21. The copper business is the next largest, contributing around 23% of EBITDA in FY21:

14 The summary of BHP's financial performance set out above and the summary of BHP's financial position as at 30 June 2021 set out in Section 4.4 are derived from BHP's consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), but are not defined or specified under IFRS.

15 The financial performance for FY17, FY18 and FY19 is as set out in BHP's FY19 annual report and incorporates restatements to reflect changes to accounting policies. The financial performance for FY20 is as set out in BHP's FY21 annual report and incorporates restatements to reflect changes to accounting policies.

16 EBITDA is earnings before net interest, depreciation, amortisation and impairments, tax, discontinued operations and exceptional items.

17 Excluding depreciation, impairment and amortisation included in exceptional items.

18 EBIT is earnings before net interest, tax, discontinued operations and exceptional items.

19 Excludes exceptional net finance costs relating to the Samarco dam failure.

20 NPAT is net profit after tax.

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BHP – EBITDA BY COMMODITY ($ MILLIONS)


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
288
26,278
4,397
4,067
1,632
3,784
8,930
11,129
14,554
9,077
6,522
4,550
8,489
3,545
4,347
4,063
3,393
4,061
2,207
2,300
FY17
FY18
FY19
FY20
FY21
Petroleum
Copper
Iron Ore
Coal

Source: BHP
Note: Excludes corporate and unallocated costs

Other than the FY20 dividend, which was moderated due to the COVID-19 pandemic, BHP's dividends per share have increased each year since FY17, including a record FY21 full year dividend of $3.01 per share. Given BHP's significant Australian operations, BHP has generated sufficient Australian earnings and paid sufficient Australian taxation to fully frank the dividends paid to Limited shareholders. In addition, it had accumulated franking credits of $16,101 million[21] as at 30 June 2021.

Outlook

BHP has not publicly released earnings forecasts for FY22 or beyond. However, it has announced FY22 production guidance, with iron ore production expected to be in the range 249-259Mt, petroleum 99-106mmboe, copper 1.59-1.76Mt, metallurgical coal 39-44Mt and energy coal 13-15Mt. BHP expects capital expenditure to be approximately $9 billion in FY22 ($7.1 billion in FY21).

[21] Payment of the final 2021 dividend will reduce the franking account balance by $2,525 million.

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4.4 Financial Position

The financial position of BHP as at 30 June 2020 and 2021 is summarised below:

BHP - FINANCIAL POSITION ($ MILLIONS)

	AS AT 30 JUNE	
	2020 RESTATED[22]	2021 REPORTED
Debtors and prepayments	3,364	6,059
Inventories	4,101	4,426
Creditors, accruals and provisions	(8,674)	(10,828)
Net working capital	**(1,209)**	**(343)**
Property, plant and equipment (net)	72,362	73,813
Investments accounted for using the equity method	2,585	1,742
Non-current provisions	(11,185)	(13,799)
Goodwill and other intangible assets	1,574	1,437
Current tax assets (net)	(547)	(2,521)
Deferred tax assets (net)	(91)	(1,402)
Other assets / (liabilities) (net)	730	799
Total funds employed	**64,219**	**59,726**
Cash and deposits	13,426	15,246
Other adjustments	1,578	1,616
Bank loans, other loans and finance leases	(27,048)	(20,983)
Net borrowings	**(12,044)**	**(4,121)**
Net assets	**52,175**	**55,605**
Non-controlling interests	(4,310)	(4,341)
Equity attributable to BHP shareholders	**47,865**	**51,264**
STATISTICS		
Shares on issue at period end (million)	*5,057*	*5,057*
Net tangible assets per share[23]	*10.00*	*10.71*
Gearing[24]	*18.8%*	*6.9%*

Source: BHP and Grant Samuel analysis

BHP has a very strong balance sheet. The company reported net debt as at 30 June 2021 of $4.1 billion with a gearing ratio of 6.9%, well below the company's net debt target range of $12-17 billion. The reduction in net debt in FY21 reflected record free cash flow generation across BHP's businesses. BHP has undrawn debt facilities of $11 billion.

Investments accounted for using the equity method comprise BHP's 33.75% interest in Antamina, 33.33% interest in Cerrejón (since divested) and 50% interest in Samarco. Non-controlling interests represent the 42.5% minority interests in Minera Escondida Limitada.

Other adjustments consist of lease liabilities associated with index-linked freight contracts ($1,025 million as at 30 June 2021) and the mark-to-market value of derivatives ($591 million as at 30 June 2021).

22 The FY20 financial position is as presented in BHP's FY21 annual financial statements and is restated to reflect changes in accounting policies.

23 As per BHP results announcement on 17 August 2021.

24 Gearing is net borrowings divided by (net assets plus net borrowings).

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Provisions as at 30 June 2021 include an amount of $2.8 billion in relation to BHP's obligations under a framework agreement with the Brazilian government, established to remediate and provide compensation for damage caused by the Samarco dam failure and for related decommissioning obligations.

4.5 Capital Structure and Ownership

Issued Capital

As at 6 December 2021, BHP had 5,062,323,190 ordinary shares on issue, comprising 2,950,251,394 shares in Limited and 2,112,071,796 shares in Plc.

Ownership

As at 20 August 2021:

- Limited had 543,281 registered shareholders, while Plc had 13,444 registered shareholders. Around 93% of registered shareholders in Limited and 87% of registered shareholders in Plc hold 5,000 shares or fewer;
- the top 20 registered shareholders in Limited accounted for approximately 62.5% of the ordinary shares on issue, while the top 20 registered shareholders in Plc accounted for approximately 55.7% of the ordinary shares on issue. The top 20 shareholders in both Limited and Plc are principally institutional, nominee or custodian companies; and
- Limited and Plc had received substantial shareholder notices as follows:

LIMITED – SUBSTANTIAL SHAREHOLDERS

SHAREHOLDER	DATE OF NOTICE	NUMBER OF SHARES	INTEREST (%)
BlackRock Group	21 November 2019	176,981,268	6.0
Vanguard Group	18 June 2020	177,088,930	6.0

Source: BHP

PLC – SUBSTANTIAL SHAREHOLDERS

SHAREHOLDER	DATE OF NOTICE	NUMBER OF SHARES	INTEREST (%)
Aberdeen Asset Managers Limited	8 October 2015	103,108,283	4.88
BlackRock, Inc.	3 December 2009	213,014,043	<10.00
Elliott International, L.P[25]	4 January 2020	106,940,72	5.06
Norges Bank	21 July 2020	105,910,183	5.01

Source: BHP

BHP estimates that:

- the Limited shareholder base is approximately 67% Australian and 33% offshore; and
- the Plc shareholder base is approximately 33% United Kingdom investors and 12% South African investors with the balance from the rest of the world.

[25] This holding is made up of 4.66% ordinary shares and 0.41% by financial instruments.

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4.6 Share Price Performance The share price performance (denominated in A$) and trading volumes for Limited and Plc shares since January 2015 are illustrated below: LIMITED AND PLC SHARE PRICE PERFORMANCE (JANUARY 2015 TO DECEMBER 2021) Share Price (A$) 0 10 20 30 40 50 60 Jan-15 Bloomberg Apr-15 Jul-15 Oct-15 Jan-16 Apr-16 Jul-16 Oct-16 Jan-17 Apr-17 Jul-17 Oct-17 Jan-18 Limited Apr-18 Jul-18 Oct-18 Jan-19 Apr-19 Plc Jul-19 Oct-19 Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 - 50 100 150 200 (millions) Volume Weekly The Limited and Plc share prices fell steadily through 2015, reflecting a weak commodity price environment. This fall accelerated following the Samarco tailings dam failure in November 2015, with Limited shares trading as low as A$14.06 and Plc down to £5.72 in January 2016. Strengthening commodity prices, cost efficiencies and strong capital discipline then saw a substantial recovery in BHP’s share price, which reached short term highs of A$42.33 for Limited and £20.49 for Plc in early July 2019. BHP share prices recovered quickly after reaching COVID 19 related lows of A$25.20 on 16 March 2020 (Limited) and £9.40 on 12 March 2020 (Plc). Dramatic increases in iron ore and copper prices to record levels, a recovery in oil and coal prices and strong production performance combined to result in BHP shares trading at all-time highs in mid-2021, with Limited shares reaching a high of A$54.06 and Plc shares reaching a high of £23.95 on 4 August 2021. Thereafter, a precipitous fall in iron ore prices, which coincided with the announcement of the proposed Unification, saw a sharp fall in BHP share prices. The BHP share price stabilised between mid-September and early-December 2021, with Limited shares generally trading in the range A$36.00-40.00 and Plc shares generally trading in the range £18.50-21.00. 204 BHP SHAREHOLDER CIRCULAR

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While the Plc share price performance has largely mirrored that of Limited, Plc shares have consistently traded at a discount to Limited share prices. From 2015 to 2020 the discount steadily widened from less than 5% to more than 15% and was in the range 15-20% for most of 2021, before the announcement of the proposed Unification on 17 August 2021. Following the announcement, the discount has generally been around 5%.

Both Limited and Plc are very liquid stocks with no restrictions on their free floats. Average weekly volume over the 12 months prior to the announcement of the proposed Unification represented approximately 1.11% of shares on issue for Limited and 0.98% for Plc, or annualised turnover of around 58% for Limited and 48% for Plc.

The following graph illustrates the performance of Limited and Plc shares since 1 January 2015 relative to the S&P/ASX 200 index (in which Limited had a weighting of approximately 5.6% as at 6 December 2021) and the FTSE 100 index (in which Plc had a weighting of approximately 2.2% as at 6 December 2021):

BHP VS FTSE 100 INDEX AND S&P/ASX 200 INDEX

(JANUARY 2015 TO DECEMBER 2021)


180
160
140
120
100
80
60
40
20
0
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Limited
Plc
FTSE 100 Index
S&P/ASX 200 Index

Source: Bloomberg

BHP has had periods of significant over and underperformance against the indices but over the full period has performed in line with the S&P/ASX 200 index and ahead of the FTSE 100 index.

5 BHP's DLC Structure

BHP's DLC structure essentially comprises a series of contractual arrangements, including Limited's Constitution and Plc's Memorandum and Articles of Association. Limited and Plc are separate legal entities, with separate tax residencies, Boards of directors (albeit identical) and separate sets of shareholders. Limited shares and Plc shares are not fungible, and trade at different prices and on different markets. However, with that exception, the effect of the DLC structure, from the perspective of BHP shareholders, financiers, suppliers and other parties that deal with BHP, is that BHP is for almost all purposes a single, unified corporate vehicle.

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GRANT SAMUEL

The following diagram is a stylised representation of the DLC Structure:

BHP – DLC STRUCTURE


BHP PUBLIC SHAREHOLDERS
Equalisation ratio : 1 Plc share = 1 Limited share
PLC SHAREHOLDERS ≈42%
LIMITED SHAREHOLDERS ≈58%
Ordinary shares
Ordinary shares
BILLITON SVC LIMITED
BHP SVC PTY LTD
Special Voting Share
Special Voting Share
DLC Dividend Share
BHP GROUP PLC
SHARING AGREEMENT CROSS GUARANTEES
BHP GROUP LIMITED

Source: BHP

The combined effect of the DLC Structure Sharing Agreement ("Sharing Agreement"), the Special Voting Shares and the Special Voting Shares Deed, the Deed Poll Guarantees and Limited's Constitution and Plc's Memorandum and Articles of Association, is that each ordinary share in Limited has essentially equivalent economic and voting rights to each ordinary share in Plc. The Sharing Agreement sets out DLC Structure Principles as follows:

- Limited and Plc must operate as if they were a single unified economic entity, through boards of directors that comprise the same individuals and a unified senior executive management;
- the Directors of Limited and Plc shall, in addition to their duties to the individual company of which they are formally a director, have regard to the interests of holders of Limited shares and holders of Plc shares as if the two companies were a single unified economic entity and for that purpose the directors of each of Limited and Plc shall take into account in the exercise of their powers the interests of the shareholders of the other company; and
- the DLC Equalisation Principles are to be observed. These Equalisation Principles are as follows:
  - the Equalisation Ratio will govern the relative economic and voting rights of shares in Limited and shares in Plc. For as long as the Equalisation Ratio is 1:1, which is currently the case, a holder of one Limited share and a holder of one Plc share will, as far as practicable, receive equivalent economic returns and enjoy equivalent voting rights (except in certain specified circumstances), and otherwise returns and rights as between a Limited share and a Plc share will be in proportion to the prevailing Equalisation Ratio; and
  - if Limited or Plc proposes an action that would have the effect that the relative ratio of economic returns or voting rights would no longer match the Equalisation Ratio (i.e. no longer be 1:1) (e.g. an action that would benefit the holders of shares in one company relative to holders of the shares in the other), then a "Matching Action" is to be undertaken to appropriately compensate the shareholders who would otherwise be disadvantaged. If a Matching Action is not appropriate or practicable, then an adjustment is to be made to the Equalisation Ratio to remedy the disadvantage that would otherwise apply.

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There are two noteworthy features of the DLC structure that give effect to these principles: ƒ a key to delivering equivalent economic rights to shareholders in Limited and Plc is to ensure that the same cash dividends are paid on shares in each. Since the DLC was established, the relative earnings from assets within Plc have declined, reflecting among other factors the divestment of certain Plc assets (including through the South32 demerger) and the massive increase in profitability of Limited’s iron ore business. As a result of the decline in relative earnings, Plc no longer has the capacity from the income and distributable reserves attributable to its underlying operations to pay dividends commensurate with the dividends payable from Limited’s profits. In contemplation of such an eventuality, Limited has issued a DDS to Plc. Limited is able to pay dividends on the DDS to Plc, to ensure that Plc has the cash resources and distributable reserves to pay matching dividends. The DDS dividends paid by Limited must be franked to the same extent as dividends on Limited’s ordinary shares are franked. In recent years, the dividends paid on these DDS have been material; and ƒ each of Limited and Plc has issued a Special Voting Share (“SVS”) to a special purpose company, the shares in which are in turn held by a trustee company.    The SVSs have special voting rights, such that in respect of any resolution relating to a Joint Electorate Action considered at any general meeting of Limited and Plc, the SVS in Limited will cast the same number of votes as were cast for and against the equivalent motion by ordinary shareholders in Plc.    Simultaneously, the SVS in Plc will cast the same number of votes as were cast for and against the motion by ordinary shareholders in Limited. The effect will be that the aggregate votes cast for and against the motions in each of the general meetings will be identical and the outcome will reflect the aggregated voting of the ordinary shareholders in Limited and Plc as if they had cast their votes in a single meeting. Other features of the DLC are that: ƒ while new shares in either Limited or Plc can be issued pursuant to a placement or as consideration for an acquisition without requiring any Matching Action in the other company, any rights issue can only proceed by way of a concurrent offer of shares in both companies; ƒ pursuant to the Limited Constitution and the Plc Articles of Association, and having regard to Australian takeovers law and the United Kingdom’s City Code on Takeovers and Mergers (“City Code”), any takeover of the Group would proceed as far as possible in a way that allows the harmonious and sensible application of the Australian and United Kingdom regulatory regimes, and in particular respected the 20% takeover threshold under Australian takeovers law and the corresponding 30% threshold under the City Code. The objective would be to avoid any unintended impediment to any takeover of the Group. Any party that made an offer or other acquisition proposal to shareholders in either Limited or Plc would only be entitled to proceed if that party made an equivalent offer or proposal to shareholders in the other company; ƒ if an insolvency event occurred in relation to either or both of Limited and Plc, shareholders in Limited and Plc would share equally in any surplus available for shareholders once liabilities had been discharged; and ƒ pursuant to reciprocal Deed Poll Guarantees, Limited and Plc guarantee contractual obligations (including funding obligations) of the other party. As a consequence, financiers providing funding to either Limited or Plc have credit exposure to the Group as a whole. 207 BHP SHAREHOLDER CIRCULAR

6 The Unification Proposal Unification will be effected through a Scheme under Part 26 of the United Kingdom Companies Act 2006. Under the Scheme, Plc shareholders will receive one new Limited share for every share held in Plc. As a result, following the Unification, Plc shareholders will hold shares in Limited rather than in Plc, and Plc will be a 100% owned subsidiary of Limited: BHP – CORPORATE STRUCTURE POST UNIFICATION UNIFIED BHP SHAREHOLDERS CONTINUING LIMITED SHAREHOLDERS =58% PREVIOUS PLC SHAREHOLDERS =42% BHP GROUP LIMITED LIMITED PLC PLC SUBSIDIARIES Source: BHP Certain Plc shareholders who hold 400 or fewer Plc shares will be entitled to have the Limited shares which they would otherwise have received sold through a share sale facility, with the proceeds remitted to them without being charged any brokerage costs. Relevant details regarding qualification for, and operation of, the share sale facility are set out in Sections 3.3 and 8.3.7 of the Shareholder Circular. The Scheme will be subject to the approval of Plc shareholders in general meeting. The Scheme resolution must be approved by a majority of Plc shareholders voting (in person or by proxy) and Plc shareholders representing at least 75% of the Plc shares voted (in person or by proxy). In addition, Plc shareholders will be required to approve other resolutions necessary to effect the Unification, including to approve certain amendments to the Plc Articles of Association and to authorise the buy-back of the Special Voting Share issued by Plc. Unification will also require the approval in general meeting of Limited shareholders of various changes to Limited’s Constitution. These changes will have the effect of removing DLC specific provisions that will become redundant once Unification is completed. Limited shareholder resolutions are also required to approve the buy-back of the Special Voting Share and DDS in Limited.    These resolutions require the approval of Limited shareholders representing at least 75% of the Limited shares voted (in person or by proxy).     All the resolutions to be voted upon by Plc shareholders and by Limited shareholders will be interdependent and all will need to be passed by the requisite majorities for Unification to proceed. Limited shares (including the new shares issued under the Scheme) will continue to be traded on the ASX.    Limited shares are expected to be admitted to the standard segment of the FCA Official List and to trade as 208 BHP SHAREHOLDER CIRCULAR

Depositary Interests on the LSE’s Main Market. As Limited is incorporated in Australia, Limited shares will not be eligible for inclusion in the FTSE100 Index. However, Limited shares are still expected to be included in relevant sector and global indices of the major index providers. Limited shares are also expected to be admitted to the JSE for a secondary listing in the general mining sector of the JSE’s Main Board. Plc’s ADR programme will be cancelled and holders of Plc ADRs will receive Limited ADRs on a one for one basis. Restricted Shareholders (if there are any) will not be eligible to receive Limited shares under the Scheme. The shares to which they would otherwise have been entitled will be sold and the proceeds remitted to them without being charged any brokerage costs. More information regarding Restricted Shareholders is set out in Section 8.3.5 of the Shareholder Circular. 7 Scope of the Report Although there is no requirement in the present circumstances for BHP to provide an independent expert’s report to its shareholders, whether for the purposes of the City Code, LSE Listing Rules, the Australian Corporations Act or the ASX Listing Rules, the directors of BHP have engaged Grant Samuel to prepare an independent expert’s report setting out whether, in its opinion, Unification is in the best interests of BHP shareholders and to state reasons for that opinion. There is no legal definition of the expression “in the best interests”. However, the Australian Securities & Investments Commission (“ASIC”) has issued Regulatory Guide 111 (“RG111”) which establishes guidelines in respect of independent expert’s reports. RG111 differentiates between the analysis required for control transactions and other transactions. In the context of control transactions, the expert is required to assess whether target company shareholders are receiving full consideration for their shareholdings and whether the proposed transaction is “fair”. For most other (non-control) transactions the expert is to weigh up the advantages and disadvantages of the proposal for shareholders. If the advantages outweigh the disadvantages, a proposal would be in the best interests of shareholders. The proposed Unification is not a control transaction. Immediately following Unification, Limited and Plc shareholders will have the same proportionate economic and voting rights in the unified BHP as they held previously in BHP through the DLC structure.    Accordingly, Grant Samuel has evaluated Unification by evaluating whether the advantages are likely to outweigh the disadvantages, having regard to the overall impact of Unification on BHP as well as the interests of shareholders in each of Limited and Plc. In particular, in considering whether Unification is in the best interests of BHP shareholders, the factors that have been considered include: ƒ the circumstances that resulted in the adoption of the DLC structure for the original combination of Limited and Plc in 2001, and the objectives underpinning the selection of the DLC structure at that time; ƒ the extent to which the original objectives of the DLC structure have been achieved or are now capable of being achieved given the evolution of BHP’s business and changes in market conditions since inception of the DLC; ƒ factors that previously constituted an impediment to Unification and the extent to which those impediments still apply; ƒ the direct benefits for BHP’s business of Unification, including likely cost reductions and other simplification benefits; ƒ the contingent benefits for BHP, including the extent to which Unification has the potential to deliver enhanced strategic or capital flexibility to BHP; ƒ the disadvantages for BHP of Unification, including stamp duty and other transaction costs; 209 BHP SHAREHOLDER CIRCULAR

ƒ the consequences of Unification specific to Plc shareholders, including the potential value uplift arising from the collapsing of the Plc/Limited share price discount, the potential consequence for some Plc shareholders that will be forced to divest their BHP investments, and possible capital gains tax consequences for some shareholders; and ƒ the consequences of Unification for Limited shareholders, including the potential impact over the medium to longer term on the price of shares in the unified BHP. In forming an overall view as to whether Unification is in the best interests of BHP shareholders, Grant Samuel has separately considered whether Unification is in the best interests of shareholders in each of Limited and Plc. 8 Evaluation of the Proposed Unification 8.1 Rationale for the DLC At the time of the original combination of BHP Limited and Billiton to form the BHP DLC in 2001, the recommendations provided by their respective Boards to their shareholders focussed on the broader benefits of a merger, including: ƒ strategic benefits, which were described as building, on a proactive basis in a consolidating industry, a business with global scale comprising high quality assets offering greater diversification, better risk resilience and enhanced organic growth opportunities; ƒ improved access to world capital markets; and ƒ increased financial strength and enhanced cash flow generation. These benefits were not specific to a combination via a DLC and could potentially have been achieved through a conventional corporate merger.    However, some of the anticipated benefits related specifically to the DLC structure. In particular: ƒ it was expected that a DLC structure would improve access to world capital markets in a way not otherwise achievable: “The maintenance of primary listings in London and Australia should allow certain institutional investors to effectively invest in BHP or Billiton for the first time. For example, there are institutional investors that cannot invest in BHP because it is not included in their domestic stock market’s share indices. The DLC structure will allow these investors to effectively invest in BHP through holding Shares in Billiton” 26 and, “the Combined Group will have access to each of the Australian, London and South African stock markets, thereby giving it flexibility to select that market which has the lower cost of capital at any time” 27 In particular, the improved access to United Kingdom based investors (compared to BHP Limited pre-merger) was seen as potentially valuable because the United Kingdom had been a key source of capital for resources businesses globally for many decades and a number of major industry participants were listed there; 26 BHP Billiton Proposed DLC Merger: Explanatory Memorandum, page 19. 27 BHP Billiton Proposed DLC Merger: Explanatory Memorandum, page 23. 210 BHP SHAREHOLDER CIRCULAR

ƒ the DLC could potentially assist with the execution of strategic growth opportunities through providing more attractive acquisition currency for BHP to offer to target company shareholders: “The DLC Structure will enable BHP Billiton to offer index backed shares on the LSE, the ASX or the JSE as currency for future potential global acquisitions. Shares with a primary listing on the ASX offered as consideration in a merger or takeover may be less attractive to investors in non-Australian companies than to Australian investors” 28; and ƒ short term share price pressure would be averted by avoiding: “the selling pressure on BHP Shares which might have accompanied the merger if Billiton shareholders had instead been offered BHP Shares …because shares with a primary listing on the ASX may be less attractive to Billiton Shareholders, for example, because those shareholders are restricted from holding shares in a company not included in the FTSE 100” 29. A further stated objective of the DLC was the minimisation of adverse tax consequences, both for shareholders and the respective entities. BHP advised that the DLC combination would result in no Australian, United Kingdom, United States or New Zealand tax liability for shareholders of either entity resident in those countries, as shareholders were not disposing of their shares. Similarly, for the companies there would be no change in ownership of assets that would trigger any tax events and, further, the DLC would avoid the triggering of pre-emptive rights, thus minimising value leakage. In summary, the principal stated objectives underpinning adoption of the DLC structure rather than a conventional corporate merger were to: ƒ support the BHP share price in the short term, through avoiding any share flow-back resulting from the selling of BHP shares received by Billiton shareholders that might have followed a conventional corporate merger; ƒ optimise BHP’s capital structure and therefore support BHP’s share price in the longer term, through providing flexible access to a broader and deeper pool of global capital than would otherwise be available to BHP; ƒ enhance BHP’s strategic flexibility; and ƒ deliver benign transaction related tax outcomes. In addition, the DLC was a far superior structure in terms of dividend franking efficiency. It allowed the franking credits generated by Limited from its Australian activities to be directed to Limited shareholders only, rather than being spread across all shareholders in a consolidated BHP Billiton, which would have resulted in a significant proportion being “wasted” when received by former Billiton shareholders. 8.2 Developments Since Inception of the DLC Over time, it has become apparent that the objectives set out above have become less relevant, or that the DLC structure is unlikely to assist in achieving them, for various reasons including: ƒ the persistent and significant differential between Limited and Plc share prices and the consequences for capital raising; 28 BHP Billiton Proposed DLC Merger: Explanatory Memorandum, page 19. 29 BHP Billiton Proposed DLC Merger: Explanatory Memorandum, page 20. 211 BHP SHAREHOLDER CIRCULAR

Grant samuel fundamental changes in BHP’s asset portfolio, which have had the effect of materially reducing the proportion of earnings contributed by Plc to the BHP Group, and which in turn have meant that the DLC structure is no longer capable of distributing franked dividends in a way that maximises the value of franking credits generated by the Group; and ƒ changes in both international and Australian equity markets, including the increasingly close integration of global markets and growth in the volume of equity capital available to support Australian equity markets as a result of the capital surpluses generated by Australian’s compulsory superannuation system. Each of these reasons is considered in more detail below. PLC/Limited Share Price Differential and Impact on Capital Raising THE PLC/LIMITED SHARE PRICE DIFFERENTIAL Since the inception of the DLC, Plc shares have generally traded at a significant discount to the Limited share price: PLC SHARE PRICE DISCOUNT TO LIMITED (UP TO 17 AUGUST 2021) 10% 5% 0% (5%) (10%) (15%) (20%) (25%) Jun-01 Jun-02 Jun-03 Jun-04 Jun-05 Jun-06 Jun-07 Jun-08 Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-19 Jun-20 Jun-21 IRESS While Plc shares have generally traded at a significant discount to Limited shares, the discount has varied considerably over time. In the early years of the DLC the discount was generally less than 10%, and Plc shares in fact traded briefly at a premium that reached more than 5% in September 2004. Since then, the discount has generally been in the range 10-20%, although the discount narrowed from mid-2013 to late-2015.    Over the five years prior to the announcement of the proposed Unification, the discount averaged around 14%, although it has progressively deepened.    For the 12 months prior to the announcement, the discount averaged around 18% and was generally in the range 15-20%.     The following chart compares the Plc/Limited share price discount with the discount that has prevailed between the share prices for the United Kingdom and Australian entities in the Rio DLC30. The analysis indicates a very similar pattern for both groups: 30 Comprising Rio Tinto Limited and Rio Tinto Plc. 20 212 BHP SHAREHOLDER CIRCULAR

GRANT SAMUEL BHP DLC DISCOUNT VS RIO DLC DISCOUNT (UP TO 17 AUGUST 2021) 10% 5% 0% (5%) (10%) (15%) (20%) (25%) (30%) Jun-01 Jun-02 Jun-03 Jun-04 Jun-05 Jun-06 Jun-07 Jun-08 Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-19 Jun-20 Jun-21 BHP Rio IRESS REASONS FOR THE DISCOUNT A number of explanations for the discount have been advanced. Some are short term, reflecting for example different trading windows and actual or anticipated exchange rate factors. It is also asserted that: ƒ large capitalisation ASX listed companies generally trade on higher multiples than large capitalisation United Kingdom listed companies although differences in the composition of the two markets make this argument difficult to assess and, in any event, the argument is not particularly helpful because it does not provide any explanation as to why ASX listed companies should generally trade at a premium; ƒ Australian investors are generally more focussed on, and familiar with, resources sector investment than United Kingdom investors (although that would not explain why Australian investors would not bid up the price of Plc shares if they were perceived to provide identical returns to Limited shares); and ƒ some offshore investors gravitate to the larger entity (i.e. Limited) which provides greater comfort around factors such as liquidity. However, the most convincing explanation for the persistent share price differential is that it reflects (even if it is not fully or exclusively explained by) the franking credits that Limited is able to distribute to its shareholders via franked dividends.     The Australian dividend imputation system has the effect that where taxed income is distributed as dividends by an Australian company, the company tax paid is effectively imputed to shareholders that receive the relevant dividends, via the attachment of “franking credits”. The net effect for eligible Australian taxpayers will depend on the taxpayer’s overall taxable income and marginal tax rate. In almost all cases, the impact is that the effective tax rate that applies to franked dividend income is much reduced. In some circumstances, and particularly for superannuation funds, the credits can give rise to a cash refund31. Given that Limited pays substantial Australian tax, it is able to (and does) fully frank all dividend distributions and is expected to be able to continue to do so for the foreseeable future. 31 The cash refund of “surplus” franking credits was introduced in July 2000. 21 213 BHP SHAREHOLDER CIRCULAR

Grant samuel There is no equivalent system of franking credits applicable to the dividends distributed by Plc. The taxation of Plc dividends depends on multiple factors and the circumstances of individual shareholders. It is impossible to generalise as to the differences between the after-tax value of dividends distributed by Limited and the after-tax value of dividends distributed by Plc. Overall, however, it is clear that franking credits attached to Limited dividends deliver substantial value to Limited shareholders that is not available to Plc shareholders. In turn, it is plausible that these franking credits explain much or all of the differential between Limited and Plc share prices. It is notable that BHP and Rio (which also pays franked dividends to its Australian entity shareholders) are virtually the only DLCs where there is or has been such a material and sustained share price differential between the two entities. Notwithstanding that the franking credits that Limited is able to distribute appear to provide a plausible explanation for the Plc/Limited share price differential, it should be recognised that: ƒ the discount has fluctuated significantly, and has even briefly reversed such that Plc traded at a premium in 2004, which suggests that other material factors may be at play (albeit they may be temporary); and ƒ non-Australian institutions (and others) invest in Limited despite the price premium and the fact that they receive no benefit from the dividend franking except in relation to dividend withholding tax (unfranked dividends are subject to a withholding tax, generally at 15%, although this tax may be able to be reclaimed or offset against other liabilities by the investor). CONSEQUENCES OF THE DISCOUNT In the BHP Limited Explanatory Memorandum for the original creation of the DLC, it was claimed that one of the key benefits of the DLC was that the merged Group would: “have at its disposal the flexibility to offer index backed LSE, ASX or JSE listed shares as currency for future acquisitions or raising equity capital for any purpose, which will be a competitive advantage in a consolidating global industry” 32. The reality has been that BHP has made no share issues (of shares in either Limited or Plc), either to raise new capital (by way of a rights issue or a placement) or as currency for an acquisition33.    Strong operating cash flows have met any capital expenditure and growth project cash requirements and have allowed BHP to fund acquisitions from cash resources. However, this situation may not always be the case. Given that Plc shares have traded at a persistent discount to Limited shares, and can be expected to continue to do so for as long as the Australian dividend imputation system is in place, there appears no realistic prospect that BHP would issue new Plc shares, either to raise new capital (by way of placement) or as consideration in an acquisition transaction. The issue of Plc shares, when BHP could instead issue Limited shares at a higher price, would by definition be unnecessarily dilutive to all BHP shareholders and raise the effective cost of capital (or the cost of the acquisition). It would not be in the best interests of shareholders of either Limited or Plc.    At the same time, raising equity by way of a placement solely in Limited could be seen as inequitable by Plc investors unable to participate. Moreover, the requirement that any rights (entitlements) issue conducted by BHP has to constitute a concurrent offer of shares in both Limited and Plc is a material obstacle to such an issue, given the size of the differential between the Limited and the Plc share prices and the general practice of pricing a rights issue at a discount to the prevailing market price. The DLC principles do not specify the pricing mechanism for any entitlement issue but each of the two obvious pricing approaches would result in inequitable outcomes: 32 BHP Billiton Proposed DLC Merger: Explanatory Memorandum, page 23. 33 BHP has made minor share issues under employee/executive compensation plans. 22 214 BHP SHAREHOLDER CIRCULAR

GRANT SAMUEL ƒ an issue in both companies at the same price would result in the price of new shares being at a much larger discount to the pre issue price for Limited than for Plc; but ƒ an issue in both companies at the same percentage discount would see Plc shareholders acquiring their shares at a much lower price and therefore a higher dividend yield and expected return. Raising capital at what is effectively a higher cost of capital would be dilutive for Limited shareholders. Accordingly, the DLC structure would almost certainly not provide any additional flexibility in the event that BHP did seek to make a significant equity issue. The discount at which Plc shares have traded would most likely mean that only an issue of shares in Limited would be practicable, with both an issue of shares in Plc and a rights issue imposing unacceptably high costs on all BHP shareholders.     In short, the DLC structure has provided neither strategic flexibility nor capital structure optimisation and cannot be expected to do so. Franking Credit Utilisation A further and material aspect of capital efficiency relates to franking credit utilisation. At the time that the DLC structure was created in 2001, it appeared that optimisation of the use of Australian franking credits was structurally embedded in the DLC. While Billiton (Plc) at the time of the DLC’s inception had certain Australian assets (principally interests in the Worsley alumina refinery, Yabulu nickel smelter, Groote Eylandt manganese operations, Mt Arthur Coal and the Cannington silver/lead/zinc mine in Queensland), these were just part of a broader suite of international assets that included mining operations, refineries and smelters in Africa and in North, South and Central America. For the six months ended 31 December 2000, Australia contributed $51 million or 13% of Billiton’s total pre-tax earnings of $394 million. The vast bulk of its earnings was from income that was not taxed in Australia. As Billiton was incorporated in the United Kingdom, its dividend payments were by definition not able to be franked and were largely paid to shareholders (principally in the United Kingdom and South Africa) who, in any event, could not use franking credits. Conversely, while BHP Limited’s business also comprised a geographically diverse portfolio, the bulk of its taxable profits were earned in Australia. For the six months ended 31 December 2000, Australia contributed A$1,106 million or approximately 76% of BHP Limited’s total group earnings of A$1,456 million. Accordingly, it was generally in a position to pay franked dividends from Australian taxed earnings to its shareholder base, which largely comprised Australian shareholders who could use the attached franking credits. As a crude simplification, the DLC allowed BHP Limited to distribute unfranked dividends based on non-Australian earnings to shareholders domiciled outside Australia who had no use for franking credits and, simultaneously, to distribute franked dividends from taxed Australian earnings to Australian domiciled shareholders for whom the franking credits were generally valuable. By contrast, a conventional corporate merger would have resulted in a consolidation of the two sets of shareholders onto a single register. To the extent that Billiton shareholders then retained their shareholdings in a merged BHP (in a conventional corporate merger), distributions of franked dividends to those shareholders (assuming that they were not Australian) would have represented a waste of franking credits. To the extent that dividends relied on earnings from outside Australia, there was a risk that BHP Limited may not have been able to fully frank all dividends. In summary, at its inception the DLC structure was an efficient way to maximise the value of franking credits generated by BHP. However, the relative size and profitability of the asset portfolios of Limited and Plc have changed dramatically since inception of the DLC.    For the financial year ended 30 June 2000, Billiton’s pre-tax operating profits were $850 million34, more than half of which were derived from its aluminium operations. 34 BHP Billiton Proposed DLC Merger: Explanatory Memorandum, page 29. 23 215 BHP SHAREHOLDER CIRCULAR

GRANT SAMUEL

For the 13 month period ended 30 June 2000 (BHP changed its year end from 31 May to 30 June and so had a 13 month financial year) BHP Limited's operating profits were $1,593 million[35], of which Minerals (including iron ore and copper) contributed around 30%. Billiton's contribution was approximately 35% of the aggregate operating profits of the two entities. Accordingly, at the inception of the DLC, Billiton's contribution to combined earnings was not materially inconsistent with its 42% share of the DLC.

Since then, changes in the profitability of BHP's core businesses and a wholesale restructuring of BHP's asset portfolio have completely changed the relative earnings contributions of Limited and Plc. In particular:

- structural factors across the industry materially reduced the profitability of Plc's aluminium business;
- numerous assets were divested by Plc, including its Richards Bay titanium minerals business, its interest in the Alumbera copper/gold mine and various assets in North America;
- the South32 demerger in 2015 exacerbated the issue. It resulted in the divestment (to shareholders for no consideration) of the majority of the remaining assets in Plc, including the aluminium/alumina operations, the steel and ferroalloys business, South African thermal coal and certain Australian coking coal assets. The only material remaining assets in Plc are interests in the Antamina and Pampa Norte copper operations in South America and the Hunter Valley thermal coal operations in Australia. In mid-2021 BHP announced that it had reached agreement to divest its Cerrejon coal mining interests in Columbia. BHP is reviewing its options for its Australian Hunter Valley thermal coal operations; and
- while Limited has also divested various assets, reinvestment in its core businesses and strong commodity prices have resulted in material profit growth. In particular, Limited's iron ore business has delivered a material increase in earnings.

Although the earnings contributions from Limited and Plc have varied over time with changes in commodity prices and other factors, the overall result has been a long term decline in the relative earnings contribution from Plc. Following the South32 demerger, Plc's contribution to Group EBITDA has been significantly reduced, falling to less than 5% in FY21. Given the divestment of the Cerrejon coal mining interests in 2021, the possible divestment of the Hunter Valley coal operations and the declining production from the Cerro Colarado mine at Pampa Norte, Plc's earnings contribution will continue to be disproportionately less than its share of the DLC by a substantial margin. This will continue to be the case even if, for example, a decline in iron ore prices from current high levels reduces the profitability of Limited.

The consequence of the decline in Plc's relative earnings contribution has been that that, in recent years, Plc has not generated sufficient operating profits to support the payment of dividends to match those of Limited, by a substantial margin. In FY19 and FY20, earnings generated by one-off internal transactions were sufficient to support Plc's dividends. For other years, Limited has been obliged to make significant dividend payments on the DDS:

DDS DIVIDEND HISTORY ($ MILLIONS)

	MAR 2016	SEP 2016	MAR 2017	SEP 2017	MAR 2018	SEP 2018	MAR 2019	SEP 2019	MAR 2020	SEP 2020	MAR 2021	SEP 2021	TOTAL
DDS Payment	1,990	-	440	1,280	1,380	-	-	-	-	1,915	1,610	-	**8,615**
Franking Credits Consumed	853	-	189	549	591	-	-	-	-	821	690	-	**3,693**

Source: BHP

35 BHP Billiton Proposed DLC Merger: Explanatory Memorandum, page 230.

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GRANT SAMUEL In FY21, Limited made total DDS dividend payments of $3.525 billion, to which were attached $1.511 billion of franking credits. Total Plc dividends paid in FY21 (ie. the final dividend for FY20 and the preliminary dividend for FY21) were $3.295 billion. Under Australian tax law, the DDS dividends paid in any year must be franked to the same extent as dividends on ordinary shares paid by Limited. Given BHP’s franking position, DDS dividends have been fully franked and are likely to continue to be so. The franking credits attached to the DDS dividend payments are effectively wasted because Plc, as a United Kingdom incorporated company, can neither use the franking credits nor distribute them to its shareholders. The level of DDS support that Limited will be required to provide to Plc in the future cannot be forecast with any accuracy, because it will depend on numerous factors such as future commodity prices, future portfolio acquisition or divestment decisions and future dividend payout ratios. Overall, however, the expectation is that Limited will need to continue to make substantial DDS dividend payments to Plc and that, accordingly, there will be an ongoing distribution of franking credits for no value. External Market Factors International capital markets have become increasingly integrated since the DLC merger in 2001. Key trends include the rapid growth of: ƒ hedge funds that have no mandate restrictions and invest globally. They tend to be agnostic as to geography, sector or individual product risk and are simply focused on absolute returns; ƒ fund managers offering funds that invest on a global basis, not just in major financial centres such as London but also in smaller regional markets (e.g. domestically based Australian managers such as Magellan Financial Group Limited, Platinum Investment Management Limited, and numerous others); and ƒ sovereign wealth funds whose goal is usually to have a globally diversified portfolio. Further, there has been a general reduction in barriers to global investment including a reduction in transaction costs and greater availability of supporting services such as foreign exchange hedging. There has been strong growth in (low cost) index-based products including Exchange Traded Funds (“ETFs”). Some of these are restricted to domestic indices such as the FTSE, S&P or S&P/ASX but many ETFs, particularly the new “active ETFs”, invest globally in specific products/sectors. A consequence of these factors has been substantial growth in foreign investment into Australia. Gross foreign investment holdings in Australia more than quadrupled from A$0.9 trillion in 2001 to A$4.0 trillion in 2020, with foreign equity portfolio holdings growing from A$177 billion to A$676 billion over the same period: 25 217 BHP SHAREHOLDER CIRCULAR

GRANT SAMUEL FOREIGN INVESTMENT IN AUSTRALIA (2001 TO 2020) A$ trillions 4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 4.0 3.9 3.6 3.4 3.2 3.1 2.8 2.5 2.3 2.1 2.0 1.8 2.0 1.8 1.6 1.3 1.2 1.0 0.9 1.0 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Direct Investment Portfolio Investment — Equity Portfolio Investment — Debt Financial Derivatives Other Australian Bureau of Statistics In Australia, capital accumulation has been underpinned by the continued strong growth of the Australian superannuation system, one of the world’s largest systems of compulsory retirement savings.    Since 2004 (with the single exception of 2020, when short term measures related to the COVID-19 pandemic allowed early withdrawals of superannuation savings), the Australian superannuation system has generated annual net surpluses (i.e. contributions less withdrawals), recently in the range A$30-40 billion. The investment of these funds has seen strong growth in total assets held within the Australian superannuation system: SUPERANNUATION – INSTITUTIONAL ASSET HOLDINGS (2004 TO 2021) A$ billions 2,500 2,000 1,500 1,000 500 0 Sep-04 Mar-05 Sep-05 Mar-06 Sep-06 Mar-07 Sep-07 Mar-08 Sep-08 Mar-09 Sep-09 Mar-10 Sep-10 Mar-11 Sep-11 Mar-12 Sep-12 Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 Sep-20 Mar-21 Corporate Industry Public Sector Retail Australian Prudential Regulatory Authority 26 218 BHP SHAREHOLDER CIRCULAR

GRANT SAMUEL As a result, the Australian market has demonstrated the capacity to deliver substantial capital, even in difficult circumstances. For example: ƒ in 2020, largely in response to the COVID-19 pandemic, US$32.8 billion36 of capital was raised in the Australian market via secondary issues37, which compares favourably with the US$41.8 billion raised in the much larger United Kingdom market. Over the past decade (2011-2020), secondary capital raisings in the Australian market totalled US$244 billion, by comparison with US$300 billion for the United Kingdom; and ƒ the Australian market has consistently raised more capital37 as a percentage of its total market capitalisation than the United Kingdom, United States and Hong Kong markets: VALUE OF EQUITY RAISED RELATIVE TO AVERAGE MARKET CAPITALISATION (2008 – 2020) 7% 6% 5% 4% 3% 2% 1% 0% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Australia Hong Kong United Kingdom United States Bloomberg These factors have reduced the benefits of having an entity (Plc) that offers a locally indexed share and has access to all United Kingdom and South African investors. It is clear that the Australian market has substantial capital capacity in its own right. Moreover, in today’s globalised markets, BHP’s status as the world’s largest natural resources business means that it could readily raise capital in offshore markets such as New York or London, even if it was offering only Limited shares. 8.3 Diminished Barriers to Unification BHP management has considered the desirability of unification on a number of occasions in the past, including in response to the various proposals put forward in 2017 by Elliott Investment Management L.P. At that time, estimated costs of $1.3-3.0 billion were a material impediment to unification. Of these costs, a substantial component related to potential adverse tax consequences that were expected to result from: ƒ the effective unwinding of the BHP Billiton Marketing AG (“BMAG”) structure; and ƒ the loss of carried forward tax losses in Plc’s Australian Hunter Valley thermal coal operations. Since that time, the BMAG structure has in any event been collapsed. Changed marked conditions for thermal coal mean that BHP has revised its assessment of the likelihood of recovering the tax losses. 36 Source: Bloomberg. 37 Excludes initial public offers and block trades. 27 219 BHP SHAREHOLDER CIRCULAR

GRANT SAMUEL Accordingly, the transaction costs associated with Unification have been significantly reduced (to an estimated total cost of $350-450 million, as described in more detail below). They no longer represent a meaningful obstacle to proceeding with Unification. When the DLC was created, efficient use of franking credits appeared to be an embedded structural feature of the DLC and the potential loss of this efficiency was a significant impediment to unification. With the passing of time, it is now apparent that the opposite is the case. The DLC structure effectively locks in franking credit inefficiency. The wastage in paying franking credits to former Plc shareholders post Unification is in broad terms no greater than the wastage that would otherwise result from the payment of franked DDS dividends if the DLC structure was to remain in place. Arguably, in fact, the possibility of improving franking credit utilisation is now a reason to pursue Unification. 8.4 Benefits of Unification The principal benefit of Unification will be simplification. The complexity of BHP’s current structure derives from the ongoing requirement to engage with, and have regard to, the interests of two sets of shareholders, the ongoing management of Plc’s distributable reserves to support its dividend payments and potentially other corporate transactions as well as the administrative burden imposed by the operation of two separate companies, duplicated share registries, dual annual general meetings and other related duplication. BHP post-Unification will be a simple and conventional corporate entity.     Moreover, Unification would be consistent with a global trend to the unification of DLC structures. While there were a number of DLC structures in place globally at the time that the BHP DLC was established, no more than five such structures now remain, with the balance having been collapsed. BHP and Rio are now the only two DLC structures listed on the ASX. The only new DLC structure to have been established in the past five years (the South African/United Kingdom domiciled Ninety One) was itself a spin-out from the Investec DLC. It appears clear that investors have a preference for simplicity and clarity, and that the disadvantages inherent in the artificial nature of DLC structures have generally outweighed whatever benefits were previously perceived in those structures. However, the direct benefits of simplification should not be overstated. BHP has estimated that the direct cost savings of Unification (in terms of savings in governance, accounting, and legal costs) will only be around $3-4 million per annum. Such savings are not in any sense meaningful, given BHP’s size and scale. Even if there were further unquantifiable cost savings resulting from the avoidance of management distraction and inconvenience, direct and indirect cost savings would not on their own represent a compelling argument in favour of Unification. The reality is that the DLC structure, notwithstanding its complexity, has worked well. Even at a strategic level, while the DLC structure may complicate some transactions, BHP has been able to successfully execute major portfolio restructuring (such as the South32 spin-off). Many BHP investors would be oblivious to the DLC arrangements or agnostic as to whether Unification would deliver a superior outcome.     On the other hand, there are grounds to expect that, in some contexts, Unification could deliver meaningful simplification benefits to BHP. In particular, while Unification will result in only modest day-to-day simplification benefits, it may deliver valuable financial and strategic flexibility to BHP in the event that it seeks to undertake large scale merger and acquisition, financing or portfolio re-shaping transactions: ƒ large scale demergers are likely to be simpler to achieve in a unified, conventional corporate structure than in the DLC structure. Although the DLC structure is unlikely to represent an absolute impediment to any demerger, its limited distributable reserves mean that it is now difficult for Plc to effect a demerger by way of a dividend distribution. In particular, the proposed demerger of BHP’s Petroleum business and its merger with Woodside, while independent of Unification, will be facilitated by it; ƒ Unification may increase the attractiveness of BHP shares offered in any future scrip-based acquisition proposal. From the perspective of shareholders in a target company the subject of a scrip-based 28 220 BHP SHAREHOLDER CIRCULAR acquisition proposal from BHP, shares in a unified BHP would offer greater value certainty than shares in the DLC entities, as they would not be subject to the variable Plc/Limited discount that has applied ever since the inception of the DLC. Moreover, shares in a unified BHP would offer greater liquidity (particularly relative to a standalone Plc) and so should be easier to realise without adversely affecting the BHP share price. To the extent that Unification did increase the attractiveness of BHP shares, it would potentially allow BHP to complete a scrip-based acquisition at lower cost or with less risk than in the DLC structure; and ƒ since inception of the DLC, BHP has not needed to raise additional equity, largely because of its strong cash flows from operations. In recent years its cash flows have been bolstered by the performance of BHP’s West Australian iron ore operations and BHP enjoys a strong financial position. However, it cannot be assumed that this position will continue indefinitely. At some point in the future BHP may need to raise material fresh equity, whether to fund an acquisition or a major development or for some other purpose. In many circumstances, the most appropriate and equitable approach is via a rights (entitlement) issue. It would be straightforward for a unified BHP to undertake a conventional rights issue. Similarly, a placement under the DLC structure would potentially raise issues relating to fairness as between Limited and Plc shareholders and, if undertaken through Plc, would potentially be extremely inefficient and dilutive. These issues would be substantially addressed through Unification. The Unification related simplification benefits associated with a potential large scale acquisition, equity raising or portfolio rationalisation transaction are only contingent. They will deliver no value to BHP shareholders except in certain limited circumstances, which conceivably may never come to pass. However, in the event that at some point in the future BHP was faced with the opportunity or need to undertake a transaction that would otherwise have been impeded by the DLC structure, the simplification benefits of Unification could prove material to shareholder value, far beyond any downsides of Unification. 8.5 Disadvantages of Unification In Grant Samuel’s view the disadvantages of Unification are not significant. The disadvantages include: ƒ one-off transaction costs, estimated at $350-450 million. These costs will primarily comprise United Kingdom stamp duty payable on the acquisition of Plc shares pursuant to the Scheme (estimated to be approximately $272 million38) and advisory, administrative and other direct costs of the Unification transaction, estimated at $95 million. In the context of a combined market capitalisation for BHP of $140 billion, these costs are not material; ƒ because Limited is incorporated in Australia, shares in the unified BHP are not expected to be included in the FTSE100 Index and may be excluded from other European indices. Certain Plc shareholders with restrictive investment mandates (requiring them to invest in shares that are constituents of the FTSE100 Index or other relevant indices) will be unable to hold the Limited shares that they would otherwise receive through Unification. Instead, they will effectively be required to sell their Plc shares or the Limited shares issued under the Scheme. For pure index investors, this forced divestment will be no particular disadvantage, given that their only investment objective is to minimise index tracking error. For discretionary investors that are limited to investing in shares included in the FTSE100 or other relevant indices, Unification will effectively constitute a forced divestment of their BHP shareholding. To the extent that Unification results in closure of the discount at which Plc shares have historically traded relative to Limited shares, the value uplift for Plc shareholders may partially or fully compensate for this forced divestment. Plc shareholders may have an opportunity to seek comparable investment exposures through investing in other LSE listed resources stocks. For some Plc shareholders, however, Unification may result in an unwelcome divestment of their BHP exposure, notwithstanding that they will be able to achieve an elevated exit price; 38 Calculated based on share prices and exchange rates at 6 December 2021. 221 BHP SHAREHOLDER CIRCULAR

ƒ it is expected that capital gains tax rollover relief will not be available to South African domiciled Plc shareholders, as discussed in more detail in Section 9.5 of the Shareholder Circular. A capital gains tax exemption is available for certain categories of shareholders, including pension funds and mutual funds. For some other South African shareholders in Plc, Unification will crystallise a capital gain and consequent capital gains tax liability. For many shareholders, any capital gains tax liability should be wholly or largely offset by the value uplift for Plc shares. For some shareholders, any tax liability will be no more than an acceleration of capital gains tax that would ultimately be payable in any event. However, for some South African shareholders in Plc the capital gains tax consequences may be a real disadvantage of Unification; ƒ Plc has interests in assets in both Chile and Peru. Tax on capital gains can apply to certain transfers of shares in companies that own assets in both those jurisdictions. In each jurisdiction, there are threshold provisions that have the effect that only transfers of material shareholdings are at risk of attracting capital gains tax. In Chile, the provisions should only apply to a shareholder who transfers in aggregate over a twelve month period (including pursuant to Unification) more than 10% of Plc’s shares on issue. In Peru, application of the capital gains tax provisions is subject to a minimum value threshold test, which is likely to limit the potential applicability of the provisions to a small number of major shareholders. The relevant provisions in relation to both Chile and Peru are complex. Plc shareholders should consider the more detailed advice set out in Sections 9.7.2 and 9.7.3 of the Shareholder Circular and, if appropriate, seek specialist tax advice; ƒ there will be a marginal reduction in the flexibility and efficacy of some of the capital management options currently available under the DLC structure. BHP currently has the option to buy-back Plc shares if it wishes to return surplus capital to shareholders and Unification will eliminate this option. However, it has not undertaken any buy-back of Plc shares since June 2011. Instead, it has preferred to return surplus capital through off-market buy-backs of Limited shares. Such buy-backs of Limited shares effectively allow the distribution of valuable franking credits through the dividend component of the buy-back consideration. Given the proportion of the buy-back consideration that typically represents a dividend and the value attributed by certain investors to franking credits, this has allowed buy-backs of Limited shares to be priced at a discount of up to 14% to the market price (the maximum discount permissible under Australian taxation regulation), delivering benefits to all BHP shareholders. There is no suggestion that BHP would undertake a buy-back of Plc shares in the future, unless there was a significant change in the Australian tax legislation related to franking credits that reduced the attractiveness of buy-backs of Limited shares. Accordingly, any loss of flexibility or optionality because Plc shares were no longer available to be bought-back is more theoretical than real; and ƒ Unification will have a minor impact on the franked dividend component of any off-market buy-back of shares in the unified BHP. As a result of the consolidation accounting for Unification, there will be an uplift in the share capital for accounting purposes of the unified BHP relative to the standalone Limited. As a consequence, the allocation of the consideration for any off-market share buy-back as between capital return and dividend will alter. BHP’s estimate is that the dividend component will be reduced from 99% to 93%39. While this will marginally reduce the attractiveness of any off-market buy-back, it is not clear that it would prevent BHP from successfully completing a buy-back at the maximum discount of 14%, as certain shareholders who participate will still receive a substantial net benefit (i.e. the value of franking credits exceeds the discount). In any event, off-market share buy-backs are only one capital management tool available to BHP. BHP most recently completed a $5.2 billion off-market buy-back in December 2018, as part of its return to shareholders of the capital released through the sale of its United States onshore unconventional oil assets. In the ordinary 39 The estimated reduction in the dividend component is based on a buy-back price of A$39.62 less a 14% discount. 222 BHP SHAREHOLDER CIRCULAR course, surplus capital can generally be returned through dividends, including if appropriate special dividends. The impact of Unification on BHP’s capital management flexibility (if any) will be marginal. 8.6 Share Price Considerations Many of the benefits and disadvantages of Unification involve subjective judgements regarding possible future consequences for BHP.    To the extent that benefits and disadvantages can be quantified (particularly in relation to ongoing cost savings and one-off transaction costs), these impacts are not material.    For many shareholders, assessment of Unification will be focussed on the likely impact of Unification on the trading price of shares in the unified BHP. One of the key characteristics of the BHP DLC structure has been the material differential between Limited and Plc share prices. Plc shares have traded at discounts approaching 20% relative to Limited shares in the period immediately before the announcement of the proposed Unification. Unification will by definition result in the elimination of this discount. The fundamental question for all shareholders relates to the level at which shares in the unified BHP will ultimately trade. In particular, the question for shareholders is whether shares in the unified BHP will trade: ƒ at prices consistent with the price at which shares in Limited would have traded absent Unification; ƒ at prices consistent with the price at which shares in Plc would have traded absent Unification; or ƒ at some average of the prices at which Limited and Plc shares would have traded absent unification, which would imply an uplift for Plc shareholders but a reduction in value for Limited shareholders. This is not a question capable of a definitive, evidence-based answer. The relevant consideration for shareholders is the likely impact of Unification on: ƒ Limited and Plc share prices around the time that Unification completes, insofar as they affect shareholders, and particularly Plc shareholders, who are compelled or choose to exit their BHP investment as a result of Unification; and ƒ share prices for the unified BHP over the medium to longer term, for other BHP investors. The share trading in Limited and Plc immediately after the announcement on 17 August 2021 is not particularly relevant, except to the extent that it does offer some limited informational insights.    Even in this regard, inferences from the post announcement share price performance of Limited and Plc need to be treated with considerable caution, given factors such as the backdrop of sharply falling iron ore prices, trading in BHP shares ahead of the announcement, the other matters included in the announcement (FY21 results, BHP Petroleum demerger and Jansen) and arbitrage activity that followed the announcement. Subsequent trading over the months following the announcement provides little guidance as to the ultimate impact of Unification on BHP share prices, as the share prices of both Limited and Plc were: ƒ tied together by the announcement of Unification (and the associated arbitrage opportunities); and ƒ affected by both changes in equity market conditions generally and company specific factors including commodity prices, operating performance changes and corporate events. It is clear that announcement of the proposed Unification has substantially closed the discount at which Plc shares previously traded. However, it is not possible to reach any definitive conclusion as to whether Limited shares have since traded at prices consistent with or below the prices at which they would otherwise have traded, much less to make evidence-based assessments of BHP’s likely share price performance post Unification. The reality is that the issue is largely judgemental. 223 BHP SHAREHOLDER CIRCULAR

Immediate Price Reaction Limited’s share price at the close of trading on 17 August 2021, immediately prior to the announcement of Unification, was A$51.33. Plc’s closing share price on 16 August 2021 (United Kingdom time) was £22.81, equivalent to A$43.1240 and a 16% discount to the Limited price. Following the announcement, during 17 August 2021 (United Kingdom time) Plc shares traded up to as high as £24.49 (a 7.4% uplift), before closing at £23.58. Limited’s closing price on 18 August 2021, the first day following the announcement, was A$47.70, a 7% fall. In the subsequent trading sessions, Limited shares fell 6.4% to close at A$44.67 and Plc shares fell 5.9% to close at £22.18. Prices then stabilised over the next couple of weeks. These price movements are shown below: LIMITED VS PLC SHARE PRICE PERFORMANCE (IMMEDIATELY FOLLOWING ANNOUNCEMENT OF UNIFICATION) Share Price (A$) 0 10 20 30 40 50 60 16-Aug 17-Aug 18-Aug 19-Aug 20-Aug 21-Aug 22-Aug 23-Aug 24-Aug Limited 25-Aug 26-Aug Plc 27-Aug 28-Aug 29-Aug 30-Aug Discount 31-Aug 01-Sep 02-Sep 03-Sep 04-Sep 05-Sep 06-Sep (20%) (18%) (16%) (14%) (12%) (10%) (8%) (6%) (4%) (2%) 0% Limited to Discount Price Share Plc The overall significance of these movements is debateable. The share price movements reflected a significant narrowing of the Plc/Limited share price discount, which was to be expected (at least directionally). Judgements regarding the specific impact of the Unification announcement on the Limited share price are less certain. Limited’s share price fell sharply over the two days following the announcement on 17 August 2021. However, separately identifying the impact of the major factors responsible for the fall in Limited’s share price is not straightforward: ƒ the announcement of the proposed Unification was one of a series of announcements on 17 August 2021, including the detailed FY21 results, the transaction with Woodside in relation to BHP Petroleum and the commitment to developing the Jansen potash project. While the FY21 results contained few surprises, the potash development had been under consideration for some years and there had been prior press speculation as to the Woodside transaction, all three may have had some impact on the Limited share price. In particular, the notional value attributed to BHP Petroleum was less than many broker estimates of value; ƒ the announcement created a very significant and relatively low risk arbitrage opportunity for market traders, involving selling (or shorting) Limited shares and buying the cheaper Plc shares, in the expectation that Plc shares will convert into Limited shares as long as Unification proceeds. The selling 40 Translated at A$1 = £0.529. 224 BHP SHAREHOLDER CIRCULAR

GRANT SAMUEL

pressure on Limited diminishes as the price gap closes and should have only have had a temporary effect;

- in the week ahead of the announcement, notwithstanding a fall in the iron ore price from $167/tonne on 9 August to $160/tonne on 16 August, Limited shares had traded up, possibly in expectation of an announcement of a capital management event supported by anticipation of BHP's strong financial performance. There may have been some temporary downward pressure from the unwinding of these trading positions; and
- the fall in the Limited share price of 6.5% on 19 August (and the 5.9% fall in the Plc price on 20 August) appears to have reflected ongoing weakness in the iron ore price. Having fallen by around $10/tonne in total over the preceding week, the iron ore price then fell by $15/tonne or close to 10% on 19 July 2021. The share price performance on the day of Rio (5.8% down) and Fortescue[41] (6.4% down) was similar.

In any event, it is important to consider Limited's share price performance against the broader backdrop of falling iron ore prices both before and after the announcement. The following chart shows that Limited, Rio and Fortescue all suffered significant share price falls across the period (in part reflecting the commencement of trading on an ex-dividend basis for shares in all three companies):

IRON ORE PRODUCERS – RELATIVE SHARE PRICE PERFORMANCE (AROUND ANNOUNCEMENT OF UNIFICATION)


110
100
90
80
70
09-Aug
10-Aug
11-Aug
12-Aug
13-Aug
14-Aug
15-Aug
16-Aug
17-Aug
18-Aug
19-Aug
20-Aug
21-Aug
22-Aug
23-Aug
24-Aug
25-Aug
26-Aug
27-Aug
28-Aug
29-Aug
30-Aug
31-Aug
01-Sep
02-Sep
03-Sep
04-Sep
05-Sep
06-Sep
Limited
Rio Tinto Limited
Fortescue

Source: IRESS

While Limited underperformed Rio by around 4% over the period, comparison of the share price performance of the three companies is complicated by the differing dates on which they commenced trading ex-dividend and their varying dividend yields. Rio shares had traded ex-dividend from 12 August 2021, ahead of the Unification announcement, losing 5.5% on the day. Limited shares traded ex-dividend from 2 September 2021, falling 6.9% on the day, and Fortescue shares from 6 September, falling 10.9% on the day. Moreover, the three companies have different asset mixes. Fortescue is effectively a "pure" iron ore company, while both BHP and Rio have a range of other commodities in their asset portfolios.

Given all of the above, it is difficult to draw any definitive conclusions regarding the specific impact of the Unification announcement on Limited's share price. It is impossible to isolate the impact of Unification on Limited's share price movements even immediately post announcement, although the evidence suggests

[41] Fortescue refers to Fortescue Metals Group Limited, an Australian iron ore producer.

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that any negative impacts were not material. To the extent that some component of the fall in the Limited price was caused by arbitrage trading, this should be no more than a temporary effect.     On the other hand, it is clear that announcement of Unification resulted in an immediate and significant narrowing of the Plc/Limited share price discount. Having regard to the share price performance of other listed iron ore producers over the period, the announcement delivered a significant short term value uplift to Plc shareholders (at least in a relative sense):     PLC – COMPARATIVE SHARE PRICE PERFORMANCE (AROUND ANNOUNCEMENT OF UNIFICATION) 110 100 90 80 70 09-Aug 10-Aug 11-Aug 12-Aug 13-Aug 14-Aug 15-Aug 16-Aug 17-Aug 18-Aug 19-Aug 20-Aug 21-Aug 22-Aug 23-Aug 24-Aug 25-Aug 26-Aug 27-Aug 28-Aug 29-Aug 30-Aug 31-Aug 01-Sep 02-Sep 03-Sep 04-Sep 05-Sep 06-Sep Plc Rio Tinto Limited Fortescue Rio Tinto Plc IRESS and Grant Samuel analysis Notwithstanding the narrowing of the Plc/Limited share price discount after the first day’s trading post announcement, some residual discount remained, albeit at a much reduced level that was generally in the range of 6-7% (or about A$2.50-3.00 per share). This ongoing discount may have reflected: ƒ the then upcoming dividend payment in early September of US$2.00 per share. This dividend had approximately A$1.20 of attached franking credits. Closing share prices on 2 September 2021, the day that BHP shares commenced trading ex-dividend, represented a narrowing of the discount from 7.5% to 6.1%; and ƒ a residual risk factor reflecting the fact that Unification was still some months away and would require the ratification of shareholders in both Limited and Plc. Markets may have been wary of the Unilever precedent where the initial unification proposal was withdrawn after objections by United Kingdom based shareholders. 226 BHP SHAREHOLDER CIRCULAR

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Subsequent Share Price Performance

Over the longer period from just prior to the announcement of Unification on 17 August 2021 to 6 December 2021, Limited shares have performed closely in line with shares in Rio Tinto Limited and Fortescue:

IRON ORE PRODUCERS – RELATIVE SHARE PRICE PERFORMANCE (SINCE ANNOUCEMENT)


110
100
90
80
70
60
50
09-Aug
14-Aug
19-Aug
24-Aug
29-Aug
03-Sep
08-Sep
13-Sep
18-Sep
23-Sep
28-Sep
03-Oct
08-Oct
13-Oct
18-Oct
23-Oct
28-Oct
02-Nov
07-Nov
12-Nov
17-Nov
22-Nov
27-Nov
02-Dec
Limited
Rio Tinto Limited
Fortescue

Source: IRESS data and Grant Samuel analysis

Comparisons between the share price performance of BHP, Rio and Fortescue are not straightforward. The iron ore price has fallen substantially over the period, from around $160/tonne at the time of the announcement of Unification to around $100/tonne as at 6 December 2021. The three companies have different commodity exposures. While Fortescue is effectively a "pure play" iron ore producer, BHP also derives significant revenue and earnings from its copper and petroleum businesses, and Rio derives significant earnings from copper and aluminium. Notwithstanding these differences, there is nothing in the relative trading performance of Limited since the announcement on 17 August 2021 that suggests that Unification has had an adverse impact on Limited's share price.

The discount between the Plc and Limited share prices has fluctuated since the announcement of Unification, but has generally narrowed. The discount was generally in the range 5-7% for the two months following the announcement. Since mid-October 2021 the discount has been around 4%, but at times as low as 0.8%:

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GRANT SAMUEL

PLC SHARE PRICE DISCOUNT TO LIMITED (SINCE ANNOUNCEMENT)


10%
5%
0%
(5%)
(10%)
(15%)
(20%)
16-Aug
21-Aug
26-Aug
31-Aug
05-Sep
10-Sep
15-Sep
20-Sep
25-Sep
30-Sep
05-Oct
10-Oct
15-Oct
20-Oct
25-Oct
30-Oct
04-Nov
09-Nov
14-Nov
19-Nov
24-Nov
29-Nov
04-Dec

Source: IRESS and Grant Samuel analysis

Potential Share Price Impact at the Time of Unification

Unification will result in significant selling by certain index funds that hold Plc shares, because BHP will no longer be a member of the FTSE100 index and some other relevant European indices. This selling could represent approximately 140 million shares or approximately A$5.5 billion (at the current share price). However, based on extensive work undertaken on behalf of BHP by its advisers, the aggregate flowback from index fund shareholders in Plc is expected to be more than offset by additional buying in Limited by Australian index funds, which will be required to increase their shareholdings to match the increased weighting of BHP in S&P/ASX indices. Most of this trading is likely to occur as close as possible to the date index composition changes (expected to be around the implementation date) to avoid any tracking error.

Certain discretionary investors (active funds) on the Plc register may choose to sell down a proportion (or all) of their Plc shares, or the Limited shares they receive through unification, because their investment performance is benchmarked against the FTSE100 index (or other LSE/European indices) or because they have mandates that restrict them to investing in shares in these indices. This could involve approximately 250-300 million shares. Although the analysis is less definitive than for index funds, such selling by Plc active investors is also expected to be at least offset by buying by Australian active funds that are benchmarked against S&P/ASX indices. However, the timing of this trading is less predictable and could be spread out over time around the date of implementation of Unification, potentially resulting in short term supply/demand mismatches.

Overall, flowback/flowforward analysis suggests that there should be no overall diminution in index and large active fund demand for BHP shares, although there could be some timing imbalances that result in volatility in the share price. This volatility may be exacerbated by arbitrage and other speculative trading around this dynamic.

Longer Term Outlook

For most Limited and Plc shareholders the relevant consideration is the expected medium to longer term impact of Unification on the BHP share price, once BHP's share register has stabilised. Judgements in this regard are clearly subject to considerable uncertainty. Among the factors to consider are:

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ƒ likely efficiency in the future market for shares in the unified BHP; ƒ the structure of the share registers of Plc and Limited, the impact of flowback and flowforward and the consequences for relative supply of and demand for BHP shares on the ASX post Unification; ƒ the effects of Unification on the distribution and utilisation of franking credits; ƒ the possible impact of the “home market” effect; and ƒ the overall depth of the Australian market and its capacity to absorb the flowback expected to result from index-related Plc shareholder selling. The ASX is a large and sophisticated market. By total market capitalisation it is the world’s 9th largest stock market. It has well developed and transparent corporate and securities regulation that emphasise informational efficiency and investor protections.    Global investors are significant participants in the ASX, with non-Australian investors believed to hold approximately 30% of the overall ASX market capitalisation (although some estimates exceed 40%). In some sectors and stocks (such as the listed gold sector) global investors are arguably the price setting investors on the ASX. Limited is a highly liquid stock. Average daily turnover in Limited shares across the first six months of 2021 was approximately A$318 million, representing the trading of more than 6.75 million shares per day. BHP is followed by more than 20 broking firms globally and at least twelve in Australia, including all the leading global investment banking/broking firms, and is the subject of extensive coverage and analysis. Unification could be expected to increase the liquidity of trading in BHP stock, given BHP’s increased market capitalisation and the greater number of shares available to be traded on the ASX. Non-Australian resources focussed analysts that currently cover Plc are likely to shift their coverage to the unified BHP. BHP will be an attractive investment for global investors seeking commodities exposure. In short, there is every reason to expect that, over time, shares in the unified BHP would trade at fair market value on the ASX, at prices efficiently reflecting prospects for the Group. Absent any significant impact of Unification on the operational and financial performance of the unified BHP, consideration of the effect on BHP’s share price rests on assessments as to any changes in overall demand for BHP shares resulting from Unification, the availability and utilisation of franking credits to support pricing decisions by likely marginal investors in BHP stock, and the longer term capacity of the Australian market to absorb the additional Limited shares on issue. While multiple reasons are advanced to explain the differential between the Limited and Plc share prices, the most plausible explanation is that the franking credits distributed to Limited shareholders (but not to Plc shareholders) have real economic value and largely explain the share price differential (even though a significant component of the Limited register already comprises offshore investors who derive no value from franking credits). On this basis, it appears likely that the marginal investors in Limited will largely be investors that can maximise the use of franking credits (principally institutional and other investors investing through the Australian superannuation system).    Accordingly, the impact of Unification on the distribution of franking credits to BHP shareholders has the potential to be influential for the BHP share price. If the DLC remained in place, Plc’s earnings contribution to the BHP Group would be minimal (even if the precise proportion cannot be forecast with any accuracy). Accordingly, Limited would be obliged to effectively continue to fund the vast majority of Plc’s dividends. The result would be that Limited would continue to distribute significant franking credits to Plc, where they would have no value. Unification will result in an increase of approximately 72% in the number of ordinary BHP (Limited) shares on issue. Franking credits that would otherwise have been attached to the DDS dividends paid to Plc will instead be available for the franking of BHP dividends. Effectively, Limited will switch from distributing dividends and the attached franking credits that it would otherwise have paid to Plc to distributing broadly the same value of dividends and franking credits to the additional shareholders that will join the Limited register following 229 BHP SHAREHOLDER CIRCULAR

Unification. Having regard to Limited’s existing franking credit balance ($16.1 billion at 30 June 2021), Unification should have no impact on the ability of Limited to frank its dividends (on a per share basis) for the foreseeable future. Accordingly, to the extent that franking credits explain the differential between Limited and Plc share prices, there is no economic reason for Limited shares post Unification to trade at prices lower than its share price absent Unification. The composition of the BHP share register will change immediately following Unification, such that it will include a greater proportion of offshore investors for whom franking credits have no value. On that basis, it is possible that the average utilisation of franking credits by Limited shareholders will decline, particularly in the short term. On the other hand, the number of Australian shareholders will increase significantly both in the short term (as United Kingdom/European index and index related investors are replaced by Australian ones) and probably in the longer term as Australian investors, particularly superannuation funds, continue to invest in equities. In this respect, as a greater proportion of the shares will be held by shareholders that can utilise them, the total value derived by shareholders from the franking credits will be materially higher. In summary, analysis of the impact of Unification on the distribution and utilisation of franking credits suggests that Unification should have little or no impact on the medium to longer term trading value of Limited shares. This conclusion is reinforced by the following: ƒ while Unification will result in a 72% increase in the value of BHP shares listed on the ASX (representing additional equity value of around $59 billion (A$84 billion) based on BHP share prices at 6 December 2021), there are good reasons to expect that the ASX will be able to absorb the flowback component. While estimates of the flowback component are subject to significant uncertainty, in the short to medium term it may be in the broad range $10-15 billion (A$14-19 billion) (before taking into account estimates of offsetting flowforward demand), representing a very small fraction of the total ASX market capitalisation (around A$2.5 trillion at 30 June 2021); ƒ the Australian compulsory superannuation system generates significant capital surpluses. Prior to temporary regulatory changes to provide COVID-19 related relief, the Australian superannuation system had generated annual net surpluses (i.e. contributions less withdrawals) available for investment in the range A$30-40 billion for many years. It is expected to continue to deliver significant capital surpluses, particularly as compulsory contribution rates will increase from 10% to 12% over FY22-25. This volume of capital, together with a strong flow of dividends requiring reinvestment, underpins demand for ASX listed securities in general, and for world class companies with robust business models and long life assets such as BHP in particular; ƒ the ASX will continue to be an attractive investment market for offshore investors. For global investors seeking resources exposure, the unified BHP will be one of a limited number of large capitalisation resources companies with low cost, very long life assets concentrated in low risk investment jurisdictions. Notwithstanding that they derive no value from the franking credits on Limited’s franked distributions, there is already a meaningful proportion of offshore investors on the Limited register who have chosen to hold their BHP exposure through Limited rather than through Plc; ƒ while BHP is expected to represent around 9.4% of the S&P/ASX200 index (at the current share price), there is no evidence that this significant weighting should affect its valuation. Other large capitalisation/large index weighting stocks (both on the ASX and other markets) have commanded premium valuations; and ƒ on one view, the ASX is a more “natural” market for BHP than is the LSE. In particular, factors that suggest that Australian investors are likely to be more supportive of BHP include BHP’s Australian domicile and extensive Australian asset base, the Australian market’s historical focus on and understanding of the resources sector, the number and variety of resources stocks listed on the ASX and the institutional focus on resources investment. 38 230 BHP SHAREHOLDER CIRCULAR

Having regard to the above, in Grant Samuel’s view it is reasonable to conclude that the medium to longer term impact of Unification on Limited’s share price should be largely neutral. In reality, it will be impossible to determine the actual impact, because over time the share price is more likely to be affected by other internal and external factors such as the evolution of BHP’s asset portfolio, changes in commodity prices, overall market conditions, geopolitical factors and other influences. 8.7 Other Considerations Governance BHP is currently effectively subject to two separate (but potentially overlapping and inter-acting) regulatory regimes. Plc is subject to United Kingdom corporations law, the LSE listing rules and the City Code. Limited is subject to the Australian Corporations Act, the ASX Listing Rules and, in some contexts, regulation by the Australian Takeovers Panel. The changes in BHP’s regulatory regime that will result from Unification are set out in Section 10 of the Shareholder Circular. There are some distinct differences between the Australian and United Kingdom regimes. For example: • directors in the United Kingdom are elected every year while in Australia directors have three year terms (generally phased), although BHP does have an annual vote for directors of both Limited and Plc and proposes to continue that practice post Unification; • United Kingdom listed companies are subject to certain rules that in very broad terms require: • disclosure of financial details for acquisitions or disposals that represent more than 5% of any one of the company’s gross assets, gross capitalisation, profits or market capitalisation (“Class Tests”); and • approval by shareholders of acquisitions or disposals that represent more than 25% of the Class Tests. The ASX regulatory regime has no such rules, although it does require shareholder approval for the sale of a company’s main undertaking and where the number of securities to be issued through a transaction exceeds specified thresholds in some circumstances; ƒ the City Code requires any bidder going above 30% of a target to make an offer to all shareholders. Australia has a lower threshold of 20% and bidders are prevented from “locking up” shareholders (above 20%) prior to the offer (which the United Kingdom does allow subject to the full bid requirement). On the other hand, Australian law permits “creeping” (buying up to 3% every six months beyond 20%) whereas the United Kingdom does not. The City Code also includes provisions for mandatory cash alternatives in certain circumstances and provides for takeovers to proceed on a fixed timetable, unlike the Australian takeovers regime; and ƒ in the United Kingdom, companies can be granted by shareholders the ability to raise up to 10% of the issued capital by way of non pro-rata issue (i.e. placement) each year. In Australia, the placement restriction is 15% of issued capital (although this can be increased with shareholder approval). Whether one or the other regime is superior in terms of shareholder protection is debateable (and subjective) but in any event it should be recognised that: ƒ both markets are regarded as leading international markets with highly developed and well regarded governance models. While the ASX is smaller than the LSE, hundreds of foreign investment institutions trade Australian incorporated, ASX listed securities every day. Foreign investors on the ASX are estimated to represent approximately 30% (and by some estimates a higher percentage) of total market capitalisation; 39 231 BHP SHAREHOLDER CIRCULAR

ƒ the DLC structure requires BHP to attempt to ensure that any change of control proposal for the Group proceeds on a basis that is generally consistent with both the Australian and United Kingdom regulatory regimes, and in particular respects the 20% takeover threshold under Australian takeovers law and the corresponding 30% threshold under United Kingdom takeovers rules. While the objective is to avoid any unintended impediment to any takeover of the Group, the reality is from the perspective of a potential bidder, dealing with the DLC structure is likely to be a deterrent, at least at the margin. On the other hand, the takeover provisions are arguably of limited practical relevance as, given its size, market position in the resources industry and national interest implications, BHP is unlikely to be a takeover target in the foreseeable future; and ƒ more restrictive rules (such as the Class Tests) can also represent an impediment to a company’s ability to act quickly and decisively in situations requiring speed and/or flexibility. On balance, in Grant Samuel’s view, the simplification that will result from BHP being subject to one regulatory regime only is likely to be a net positive. Taxation The expected tax consequences of Unification are set out in Section 9 of the Shareholder Circular. In summary: ƒ from the perspective of Limited and Plc, Unification should have limited tax consequences: • there should be no deemed disposals or capital gains tax consequences for the companies themselves; and • an expected uplift in the share capital of Limited for accounting purposes would marginally reduce the franked dividend component of any off-market buy-backs; ƒ from the perspective of Limited shareholders, Unification should have no direct tax consequences (apart from the potential reduction, as noted above, in the proportion of any future off-market buy-back that is deemed to be a dividend); ƒ the impact on Plc shareholders will depend on a number of factors, including their domicile. In particular: • Plc shareholders domiciled in Australia, the United Kingdom, the United States and certain other jurisdictions are expected to have available to them rollover relief, and so will be able to defer any capital gains tax consequence that may otherwise have occurred; but • Plc shareholders domiciled in South Africa (and potentially other jurisdictions) will not be entitled to rollover relief. For those South African shareholders who are not tax exempt42, Unification may result in a capital gain and a capital gains tax liability; and • capital gains tax provisions in relation to Plc’s interests in Chile and Peru may have applicability to a small number of Plc shareholders who hold major shareholdings. Shareholders should refer to Section 9.7 of the Shareholder Circular for further information; and ƒ as long as Limited’s dividends are fully franked, they will not be subject to Australian dividend withholding tax. Grant Samuel’s report does not constitute and should not be construed as tax advice. Shareholders should carefully consider the tax related information set out in the Shareholder Circular. If in any doubt as to the tax consequences of Unification, they should consult their own professional adviser. 42 Certain South African shareholders in Plc such as pension funds and mutual funds are tax exempt and so will not be exposed to any potential capital gains tax. 40 232 BHP SHAREHOLDER CIRCULAR

8.8 Conclusion From the perspective of Plc shareholders, there are strong grounds to conclude that shares in a unified BHP should trade at prices greater than for Plc in the absence of Unification, potentially by a significant margin. Plc shareholders will clearly be better off if Unification proceeds, at least in share price terms.    Plc shareholders forced to divest through the Unification process will not necessarily receive the full benefit of the share consolidation. However, at least from a value perspective, they are still likely to substantially be better off than if Unification did not proceed. If Unification was not approved by shareholders or did not proceed for some other reason, then (in the absence of expectations regarding a further unification proposal) it is reasonable to expect the return of a significant discount and a fall in the Plc share price. The judgement for Limited shareholders is less straightforward.    On balance, however, Grant Samuel believes that over the medium to longer term the impact of Unification on the Limited share price should be broadly neutral, before taking into account the possible benefits of the additional strategic and capital flexibility that should result from Unification. This additional flexibility may only offer meaningful advantages in specific circumstances, such as a major acquisition or capital raising that might otherwise not be achievable. In those circumstances, however, Unification could deliver material additional value, which should ultimately be reflected in BHP’s share price. The advantages clearly outweigh any disadvantages. Shareholders in both Limited and Plc are likely to be better off if Unification proceeds. Accordingly, in Grant Samuel’s opinion Unification is in the best interests of BHP shareholders. 9 Other Matters 9.1 Qualifications The Grant Samuel group of companies provide corporate advisory services in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 575 public independent expert and appraisal reports. The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Cooper BCom (Hons) ACA and Stephen Wilson BCom MCom (Hons) CA SF Fin. Each has a significant number of years of experience in relevant corporate advisory matters. David Szeleczky BCom (Hons) LLB (Hons), Dan Robinson BCom and Nick Pappas BCom LLB (Hons) assisted in the preparation of the report. Each of the above persons is a representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act. 9.2 Sources of Information The following information was utilised and relied upon, without independent verification, in preparing this report: Publicly Available Information ƒ the Shareholder Circular (including earlier drafts); ƒ the Explanatory Memorandum prepared by BHP Limited in relation to the proposed DLC Merger in 2001, the corresponding shareholder documentation prepared by Billiton and the related stock exchange and press releases at the time; ƒ annual reports of BHP for the five years ended 30 June 2021; 41 233 BHP SHAREHOLDER CIRCULAR

ƒ press releases, public announcements, media and analyst presentation material and other public filings by BHP including information available on its website; ƒ brokers’ reports and recent press articles on BHP and the resources sector; and ƒ sharemarket data and related information on BHP and other Australian and international listed companies engaged in the resources sector. Non Public Information provided by BHP ƒ confidential documents, board papers, presentations and working papers, prepared both by BHP and by its financial and legal advisers; and ƒ information obtained through discussions with senior management of BHP and its advisers. 9.3 Limitations and Reliance on Information Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on a particular factor or analysis. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary. Grant Samuel’s opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. This report is also based upon financial and other information provided by BHP and its advisers. Grant Samuel has considered and relied upon this information. BHP has represented in writing to Grant Samuel that to its knowledge the information provided by it was then, and is now, complete and not incorrect or misleading in any material respect. Grant Samuel has no reason to believe that any material facts have been withheld. The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether Unification is in the best interests of BHP shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or “due diligence” investigation might disclose. While Grant Samuel has made what it considers to be appropriate inquiries for the purposes of forming its opinion, “due diligence” of the type undertaken by companies and their advisers in relation to, for example, prospectuses or profit forecasts, is beyond the scope of an independent expert. Grant Samuel advises that it is not in a position nor is it practicable to undertake its own “due diligence” investigation of the type undertaken by accountants, lawyers or other advisers. Accordingly, this report and the opinions expressed in it should be considered more in the nature of an overall review of the anticipated commercial and financial implications rather than a comprehensive audit or investigation of detailed matters. An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation. Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of BHP.     42 234 BHP SHAREHOLDER CIRCULAR

In forming its opinion, Grant Samuel has also assumed that: ƒ matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed; ƒ the assessments by BHP and its advisers with regard to legal, regulatory, tax and accounting matters relating to Unification are accurate and complete; ƒ the information set out in the Shareholder Circular sent by BHP to its shareholders is complete, accurate and fairly presented in all material respects; ƒ the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading; ƒ Unification will be implemented in accordance with its terms; and ƒ the legal mechanisms to implement Unification are correct and will be effective. To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue. 9.4 Disclaimers This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual shareholders in either Limited or Plc. Accordingly, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Shareholder Circular in relation to Unification.     Grant Samuel has not been engaged to provide a recommendation to shareholders in relation to Unification, the responsibility for which lies with the directors of BHP. In any event, voting for or against Unification is a matter for individual shareholders based on their views as to the impact of Unification on the business of BHP, the likely impact on the price of shares in Limited, Plc and the unified BHP, their expectations about future business prospects and market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to Unification should consult their own professional adviser. It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to whether Unification is in the best interests of BHP shareholders. Grant Samuel expressly disclaims any liability to any BHP shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever. In particular (but without limitation), this report does not include or constitute any opinion, advice or recommendation as to the merits of an investment in Limited, Plc or the unified BHP. Grant Samuel has had no involvement in the preparation of the Shareholder Circular issued by BHP and has not verified or approved any of the contents of the Shareholder Circular. Grant Samuel does not accept any responsibility for the contents of the Shareholder Circular (except for this report). 43 235 BHP SHAREHOLDER CIRCULAR

9.5 Independence Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any business or professional relationship with BHP or any financial or other interest that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to Unification. Grant Samuel had no part in the formulation of the Unification. Its only role has been the preparation of this report. Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the conclusions reached or the outcome of Unification. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by the ASIC on 30 March 2011. 9.6 Indemnity BHP has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving negligence or misconduct by Grant Samuel. BHP has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Any claims by BHP are limited to an amount equal to the fees paid to Grant Samuel. Where Grant Samuel or its employees and officers are found to have been negligent or to have engaged in misconduct Grant Samuel shall bear the proportion of such costs caused by its action. 9.7 Consents Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Shareholder Circular to be sent to shareholders of BHP. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears. 9.8 Other Advance drafts of this report were provided to BHP and its advisers. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions set out in the report as a result of issuing the drafts. Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is included as an Appendix to this letter. The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date. Yours faithfully GRANT SAMUEL & ASSOCIATES PTY LIMITED 44 236 BHP SHAREHOLDER CIRCULAR

APPENDIX FINANCIAL SERVICES GUIDE Grant Samuel & Associates Pty Limited (“Grant Samuel”) holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients. The Corporations Act requires Grant Samuel to provide this Financial Services Guide (“FSG”) in connection with its provision of an independent expert’s report (“Report”) which is included in a document (“Disclosure Document”) provided to members by the company or other entity (“Entity”) for which Grant Samuel prepares the Report. Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors. When providing Reports, Grant Samuel’s client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for BHP Group in relation to the proposed Unification of the BHP Group via a Scheme of Arrangement between BHP Group Plc and its members (“the BHP Report”), Grant Samuel will receive a fixed fee of US$1.95 million plus reimbursement of out-of-pocket expenses for the preparation of the Report. No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the BHP Report. Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Regulatory Guide 112 issued by the Australian Securities & Investments Commission (“ASIC”) on 30 March 2011. The following information in relation to the independence of Grant Samuel is stated in Section 9.5 of the BHP Report: “Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any business or professional relationship with BHP or any financial or other interest that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to Unification.     Grant Samuel had no part in the formulation of the Unification. Its only role has been the preparation of this report. Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the conclusions reached or the outcome of Unification. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by ASIC on 30 March 2011” Grant Samuel has internal complaints-handling mechanisms and is a member of the Australian Financial Complaints Authority, No. 11929. If you have any concerns regarding the BHP Report, please contact the Compliance Officer in writing at Level 19, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000. If you are not satisfied with how we respond, you may contact the Australian Financial Complaints Authority at GPO Box 3 Melbourne VIC 3001 or 1800 931 678. This service is provided free of charge. Grant Samuel holds professional indemnity insurance which satisfies the compensation requirements of the Corporations Act. Grant Samuel is only responsible for the BHP Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor. 45 237 BHP SHAREHOLDER CIRCULAR

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Appendix 3 Reasonable Assurance Report on the Compilation of the Unaudited Pro forma Financial Information 239 BHP SHAREHOLDER CIRCULAR

Appendix 4 Notice of Limited GM 243 BHP SHAREHOLDER CIRCULAR

BHP Group Limited Notice of Limited GM 244 BHP SHAREHOLDER CIRCULAR

Attending the Limited GM The Limited GM will be held at the Grand Hyatt, 123 Collins St, Melbourne VIC 3000 at 6pm (Melbourne time) on Thursday 20 January 2022. BHP is committed to health and safety, including the health and safety of our shareholders and our people, and we have been closely monitoring COVID-19 developments. Please do not attend the Limited GM in person if you are feeling unwell. It may not be possible to admit all Limited Shareholders who wish to attend the Limited GM due to any applicable venue capacity or other COVID-19-related restrictions. Please be aware that we will be observing social distancing rules and we will not be offering refreshments at the Limited GM. Any Limited Shareholders who wish to attend the Limited GM should take heed of government warnings and recommendations and monitor the BHP website and ASX announcements where updates will be provided if it becomes necessary or appropriate to make alternative arrangements for the holding or conduct of the Limited GM. Board recommendation The Board considers that the resolutions for Items 1 to 5 are in the best interests of Limited Shareholders as a whole, and recommends that you vote in favour of Items 1 to 5.Purpose of this document. 245 BHP SHAREHOLDER CIRCULAR

Limited GM agenda Thursday 20 January 2022 5pm (Melbourne time) Registration opens 6pm (Melbourne time) Limited GM commences Consideration of items of business and questions 246 BHP SHAREHOLDER CIRCULAR

Contents Limited GM agenda 3 Notice of Limited GM 5 Items of business 5 Explanatory Notes 7 Voting and participating 9 How to access information on BHP 12 Shareholder information 12 247 BHP SHAREHOLDER CIRCULAR

Notice of Limited GM Notice is given that a general meeting of BHP Group Limited (Limited GM) will be held at the Grand Hyatt, 123 Collins St, Melbourne VIC 3000 on Thursday 20 January 2022, starting at 6pm (Melbourne time) for the purpose of transacting the business set out below. Unless indicated otherwise, terms used in this Notice of Limited GM have the same meaning as those defined in Section 13 (Glossary) of the Shareholder Circular dated 8 December 2021 (Shareholder Circular). To participate as a Limited Shareholder you must be a registered Limited Shareholder as at 7pm Melbourne time on Tuesday 18 January 2022. Guests (i.e. persons other than Limited Shareholders, their proxies, attorneys or corporate representatives, or persons who have been requested by Limited to attend the Limited GM), including Plc Shareholders, can view the Limited GM via a live webcast at https://web.lumiagm.com/359-037-399. To view the Limited GM as a guest, please refer to the instructions at bhp.com/LimitedEGM. Guests who wish to attend the Limited GM may be admitted at the discretion of Limited and are requested to register by 5pm Melbourne time on Wednesday 19 January 2022, by emailing their details to BHPEGMattendance@computershare.com.au. Limited Shareholders will be given priority entry to the meeting room, including if it becomes necessary to restrict attendance in line with any government recommendations and health guidance. Questions and comments: Limited Shareholders will have a reasonable opportunity as a whole to make comments and ask questions on all the items of business set out in this Notice of Limited GM during the Limited GM. Limited Shareholders are requested to restrict themselves to two questions or comments initially, and further questions will be considered if time permits. There may not be sufficient time available to address all of the comments and questions raised. Limited Shareholders may also submit questions in advance of the Limited GM online at bhp.com/LimitedEGM by Thursday 13 January 2022. The Chair will endeavour to address the key themes raised during the Limited GM. Please note that individual responses will not be sent to Limited Shareholders. 248 BHP SHAREHOLDER CIRCULAR

Items of business The following business will be transacted at the Limited GM: – Items 1, 2, 3, and 4 will be proposed as special resolutions. – Item 5 will be proposed as an ordinary resolution. The Board recommends that you vote in favour of all items. All items of business at the Limited GM are Unification Resolutions. Each Unification Resolution will only become effective if all Unification Resolutions are approved by the requisite majorities, including the relevant Plc Resolutions being approved at the Plc Meetings. Item 1 Amendments to Limited Constitution To approve, with effect on and from the Implementation Date, the amendments to the Constitution of BHP Group Limited outlined in the Shareholder Circular, as set out in the Amended Limited Constitution tabled by the Chair of the Limited GM and signed for the purposes of identification. Item 2 Limited Special Voting Share Buy-back To approve the terms of the Limited Special Voting Share Buy-back Agreement conditional on, and with effect as soon as practicable after, termination of the Sharing Agreement, as set out in the Shareholder Circular. Item 3 DLC Dividend Share Buy-back To approve the terms of the DLC Dividend Share Buy-back Agreement, conditional on, and with effect as soon as practicable after, termination of the Sharing Agreement, as set out in the Shareholder Circular. Item 4 Plc Special Voting Share Buy-back (Class Rights Action) To approve the Class Rights Actions that arise in connection with the amendment to Article 35(5) of the Plc Articles of Association, in connection with the Plc Special Voting Share Buy-back, as set out in the Shareholder Circular. Item 5 Change in the status of Plc (Class Rights Action) To approve the Class Rights Actions in connection with a change in the status of Plc from a public listed company with its primary listing on the London Stock Exchange to a private limited company. 249 BHP SHAREHOLDER CIRCULAR

Explanatory Notes The Explanatory Notes that follow form part of the Notice of Limited GM and provide or refer to important information regarding the Limited Resolutions to be considered at the Limited GM. Your vote is important. By voting, you are involved in the future of BHP. Item 1 In order to undertake Unification, the Limited Constitution will need to be amended to remove concepts which relate to the operation of the DLC Structure (for example those provisions relating to Class Rights Actions and Joint Electorate Actions under the Sharing Agreement and the Special Voting Shares). It is also proposed that the Limited Constitution be amended to allow for capital reductions by way of in-specie distribution. If passed, Item 1 would approve, with effect on and from the Implementation Date, these amendments to the Constitution of BHP Group Limited. A copy of the Limited Constitution (showing the proposed amendments referred to in item 1) is available on the BHP website at bhp.com/LimitedEGM. See Sections 8.5.4 and 11.3 of the Shareholder Circular for further details. Item 2 Unification would involve termination of the DLC Structure. A key aspect of the DLC Structure is the voting equivalency between Limited Shares and Plc Shares. Currently, this is facilitated through the Limited Special Voting Share (as well as the Plc Special Voting Share, which is the subject of the resolution in Item 4). As part of Unification, it is proposed that the Limited Special Voting Share be bought back and cancelled pursuant to the Limited Special Voting Share Buy-back. Item 2 approves the Limited Special Voting Share Buy-back Agreement. See Section 8.5.3 of the Shareholder Circular for further details. Item 3 Under the DLC Structure, Limited and Plc must pay the same cash dividends per share to Limited and Plc shareholders. Currently, this is facilitated through the DLC Dividend Share. In recent years, Limited has made dividend payments to Plc via the DLC Dividend Share to allow Plc to pay matching dividends to its shareholders. As part of Unification, it is proposed that the DLC Dividend Share be bought back and cancelled pursuant to the DLC Dividend Share Buy-back. Item 3 approves the terms of the DLC Dividend Share Buy-back Agreement. See Section 8.5.3 of the Shareholder Circular for further details. Item 4 As noted above, Unification would involve termination of the DLC Structure. A key aspect of the DLC Structure is the voting equivalency between Limited Shares and Plc Shares. Currently, this is facilitated through the Plc Special Voting Share (as well as the Limited Special Voting Share, which is the subject of the resolution in Item 2). As part of Unification, it is proposed that the Plc Special Voting Share be bought back and cancelled pursuant to the Plc Special Voting Share Buy-back. Item 4 approves the Class Rights Action in connection with the Plc Special Voting Share Buy-back. Under the current Limited Constitution, the cancellation of the Plc Special Voting Share is a Class Rights Action which is a matter that requires approval (in the case of Item 4, by special resolution) by each of Plc Shareholders and Limited Shareholders, voting separately. See Section 8.5.1 of the Shareholder Circular for further details. Item 5 Item 5 approves the Class Rights Action in connection with a change in the status of Plc from a public listed company to a private limited company. Following the Plc Scheme becoming effective, it is expected that Plc Shares will cease to be listed on the FCA Official List and traded on the London Stock Exchange’s Main Market. Under the Limited Constitution, a change in corporate status of Plc from a public listed company is a Class Rights Action which is a matter that requires approval (in the case of Item 5, by ordinary resolution) by each of Plc Shareholders and Limited Shareholders, voting separately. 250 BHP SHAREHOLDER CIRCULAR

Explanatory Notes continued
Recommendation
The Board recommends you vote in favour of each of the Limited Resolutions.
By order of the Board
Stefanie Wilkinson
Group Company Secretary
251
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Voting and participating Your vote is important. By voting, you are involved in the future of BHP. Limited Shareholders can vote by: – attending the Limited GM and casting their vote in person; or – appointing an attorney or, in the case of corporate shareholders, a corporate representative to attend the Limited GM and vote; or – appointing a proxy to attend the Limited GM and vote on their behalf. What if COVID restrictions are in place at the time of the Limited GM? While it is currently anticipated that Limited Shareholders will be able to physically attend the Limited GM, if it becomes appropriate to hold the Limited GM without Limited Shareholders physically present, we will ensure Limited Shareholders can instead participate in the proceedings online. In that event, details of how to participate will be announced on the ASX and on BHP’s website at bhp.com/LimitedEGM. However, to ensure that their votes will be counted, all Limited Shareholders are encouraged to lodge a directed proxy and submit any questions they have in advance of the Limited GM (whether or not you plan to attend) in case it becomes necessary or appropriate for Limited to make alternative arrangements for the holding or conduct of the Limited GM. How are votes calculated? Items 1, 2 and 3 require a special resolution of Limited Shareholders only. Item 4 is a Class Rights Action requiring a special resolution of each of Plc Shareholders and Limited Shareholders, voting separately. Item 5 is a Class Rights Action requiring an ordinary resolution of each of Plc Shareholders and Limited Shareholders, voting separately.     The Resolutions will be valid resolutions only if all Unification Resolutions are approved by the requisite majorities, including the Plc Resolutions being approved at the Plc Meetings. All Limited Resolutions will be decided by way of a poll. Am I entitled to vote at the Limited GM? To vote at the Limited GM, you must be a registered holder of Limited Shares as at the Voting Entitlement Time, which is 7pm Melbourne time on Tuesday 18 January 2022. Your voting entitlement will be determined by the number of Limited Shares you hold at that time. How do I register my attendance on the day of the Limited GM? You must register to vote at the Limited GM. The registration desks will be open from 5pm (Melbourne time) and we ask that you arrive at least 30 minutes before proceedings commence to complete registration. I have a power of attorney from a shareholder. How can I attend and vote? Attorneys should submit an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the Limited GM to the Limited Share Registry prior to the Limited GM, unless previously given to the Limited Share Registry. I am a representative of a corporate shareholder. How can I attend and vote? A shareholder that is a corporation may appoint an individual to act as its representative and to vote at the Limited GM in accordance with the Corporations Act. The representative should submit evidence of his or her appointment, including any authority under which it is signed, to the Limited Share Registry prior to the Limited GM, unless previously given to the Limited Share Registry. I hold American Depositary Shares (Limited ADSs). Can I attend and vote? The main contact for Limited ADS Holders who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. Limited ADS Holders should deal with that contact in relation to any rights under the agreement to participate in and vote by proxy at the Limited GM. I want to vote but I can’t attend the Limited GM. What should I do? If you cannot attend the Limited GM, you can appoint the Chair of the Limited GM or any other person as your proxy to attend and vote on your behalf. – A Limited Shareholder entitled to attend the Limited GM and cast two or more votes may appoint up to two proxies. A proxy need not be a shareholder and can be an individual or a body corporate. Each proxy will have the right to vote on a poll and to speak at the Limited GM. 252 BHP SHAREHOLDER CIRCULAR

Voting and participating continued – A proxy appointment may specify the proportion or number of votes that the proxy may exercise. Where this is not specified and more than one proxy is appointed, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half the votes). – If a proxy is not directed how to vote on a Unification Resolution, or should any resolution other than those specified in this Notice of Limited GM be proposed at the Limited GM, the proxy may vote or abstain from voting on that resolution as they think fit. – If a proxy is instructed to abstain from voting on a Unification Resolution, they are directed not to vote on the Limited Shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority. – Limited Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chair of the Limited GM as their proxy to vote on their behalf. If a proxy form is returned with a direction on how to vote but the nominated proxy does not attend the Limited GM, or does not vote on the resolution, the Chair of the Limited GM will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chair of the Limited GM, the Secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed at Items 1 to 5 in this Notice of Limited GM. – The proxy form must be signed by the Limited Shareholder or the Limited Shareholder’s attorney. – Proxies appointed by corporations must be executed in accordance with the Corporations Act. – Proxy forms can be accessed via bhp.com/LimitedEGM. When do I have to submit my proxy appointment by? – Proxies must be lodged by 6pm Melbourne time on Tuesday 18 January 2022. Proxies lodged after this time will be invalid. – Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by Limited or the Limited Share Registry at the address specified below or by facsimile, by 6pm Melbourne time on Tuesday 18 January 2022. If facsimile transmission is used, the power of attorney must be certified. – Amended proxy appointments or instructions must also be received by Limited or the Limited Share Registry by the deadline for receipt of proxies. How do I submit my proxy appointment? You can lodge your proxy using any of the following methods: – Electronically by recording the proxy appointment and voting instructions at www.investorvote.com.au. Only registered Limited Shareholders may access this facility and will need the Control Number, their Holder Identification Number (HIN) or Security holder Reference Number (SRN) and postcode for their shareholding (each as shown on the proxy form). SRN/HIN details are also set out on holding statements. Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Limited Share Registry. – By hand delivery or post to: Limited Share Registry Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Postal address: GPO Box 782, Melbourne VIC 3001 Australia • By fax to 1800 783 447 (within Australia) +61 3 9473 2555 (outside Australia); • For Intermediary Online users only (custodians) at www.intermediaryonline.com. When can I find out the results of the Limited GM? Voting results will be announced to the stock exchanges and made available at bhp.com as soon as the poll is finalised after the Limited GM. 253 BHP SHAREHOLDER CIRCULAR

How to access information on BHP All up-to-date shareholder information is available online at bhp.com. Online shareholder services – check your holding – register to receive electronic shareholder communications – update your records (including address and direct credit details) – access all your securities in one portfolio by setting up a personal account – vote online Latest news Reports and presentations Company overview (including Our Charter, structure and governance) Subscribe to receive news alerts sent directly to your email address How to access information on BHP BHP produces a range of publications, which are available at bhp.com. You can also elect to receive a paper copy of this Notice of Limited GM, the Shareholder Circular and other materials related to the Unification through the Limited Share Registry. If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please contact: Limited Share Registry 1300 656 780 (from within Australia) +61 3 9415 4020 (from elsewhere) 254 BHP SHAREHOLDER CIRCULAR

Shareholder information Share Registrars and Transfer Offices Australia Computershare Australia Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal Address – GPO Box 2975 Melbourne VIC 3001 Telephone 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile +61 3 9473 2460 Email enquiries: www.investorcentre.com/bhp United Kingdom Computershare UK Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS13 8AE Postal Address (for general enquiries) – The Pavilions, Bridgwater Road Bristol BS99 6ZZ Telephone +44 (0) 344 472 7001 Facsimile +44 (0) 370 703 6101 Email enquiries: www.investorcentre.co.uk/contactus South Africa Computershare South Africa Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank, 2196 South Africa Postal address – Private Bag X9000, Saxonwold, 2132 South Africa Telephone +27 11 373 0033 Facsimile +27 11 688 5217 Email enquiries: webqueries@computershare.co.za Holders of shares dematerialised into STRATE should contact their CSDP or stockbroker. New Zealand Computershare New Zealand Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna Auckland 0622 Postal address – Private Bag 92119 Auckland 1142 Telephone +64 9 488 8777 Facsimile +64 9 488 8787 United States Computershare US Computershare Trust Company N.A. 150 Royall Street Canton, MA 02021 Postal Address – PO Box 43078 Providence, RI 02940-3078 Telephone +1 888 404 6340 (toll-free within US) Facsimile +1 312 601 4331 255 BHP SHAREHOLDER CIRCULAR

Shareholder information continued Citibank ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence, RI 02940-3077 Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR) (toll-free within US) Facsimile +1 201 324 3284 Email enquiries: citibank@shareholders-online.com Website: www.citi.com/dr 256 BHP SHAREHOLDER CIRCULAR

257 12 BHP GROUP BHP SHAREHOLDER IMIT N TICE CIR OF CULAR IMITED GM Limited GM NoM = 175528(B)

BHP bhp.com 258 BHP SHAREHOLDER CIRCULAR

Appendix 5 Notice of Plc Scheme Meeting 259 BHP SHAREHOLDER CIRCULAR

Appendix 6 Notice of Plc GM 267 BHP SHAREHOLDER CIRCULAR

BHP Group Plc Notice of Plc GM 268 BHP SHAREHOLDER CIRCULAR

Attending the Plc GM The Plc GM will be held at 133 Houndsditch, London EC3A 7BX, England at the later of 10:30am (GMT) or the conclusion or adjournment of the Plc Scheme Meeting on Thursday 20 January 2022. At the time of writing, UK public health regulations and guidance allow us to hold an in-person meeting, with Plc Shareholders able to physically attend the Plc GM. However, given that the Limited GM and the Plc Meetings will take place sequentially in both Australia and the UK, Directors based in the northern hemisphere will attend the Plc GM and Australia-based Directors, including the Chairman (Ken MacKenzie) and Chief Executive Officer (Mike Henry) will attend the Limited GM in person, and will therefore not be able to attend the Plc GM in person. BHP will put arrangements in place to allow them to contribute to the Plc GM. BHP is committed to health and safety, including the health and safety of our shareholders and our people. Any Plc Shareholders who wish to attend the Plc GM should take heed of UK Government warnings and recommendations and also monitor the BHP website and LSE and JSE announcements where updates will be provided if it becomes necessary or appropriate to make alternative arrangements for the holding or conduct of the Plc GM. Please do not attend the Plc GM in person if you are feeling unwell. Please be aware that we will be observing social distancing rules and we will not be offering refreshments at the Plc GM. It also may not be possible to admit all Plc Shareholders who wish to attend the Plc GM due to any applicable venue capacity or other COVID-19-related restrictions. We will continue to closely monitor any developments in public health guidance and legislation issued by the UK Government in relation to COVID-19. Should it become necessary or appropriate to revise the current arrangements for the Plc GM, details will be announced to the London Stock Exchange and on SENS in respect of the Johannesburg Stock Exchange and will also be made available at www.bhp.com/unify. As an alternative to attending the Plc GM in person, Plc Shareholders can view a live webcast of the Plc GM online at https://web.lumiagm.com/123-885-895. Plc Shareholders who view and participate in the Plc Scheme Meeting prior to the Plc GM can simply stay on the same webpage to view the webcast of the Plc GM which will commence at the later of 10:30am or the conclusion or adjournment of the Plc Scheme Meeting. Plc Shareholders viewing the webcast should appoint a proxy in advance of the Plc GM in accordance with the instructions on pages 8-9 of this Notice. Plc Shareholders who are unable to attend the Plc GM in person or who prefer to register questions in advance are invited to submit questions online at www.bhp.com/PlcGM by Thursday 13 January 2022. Further details can be found on page 3 of this Notice. Board recommendation The Board considers that the resolutions for Items 1 to 5 are in the best interests of Plc Shareholders as a whole, and unanimously recommends that you vote in favour of Items 1 to 5. 269 BHP SHAREHOLDER CIRCULAR

Plc GM agenda Thursday 20 January 2022 9:00am (GMT) Registration opens The later of 10:30am (GMT) or the conclusion or adjournment of the Plc Scheme Meeting BHP Group Plc General Meeting commences Consideration of items of business and questions Please refer to the final page of this Notice of Plc GM for further details on the location of the meeting, including the map, and the transport network options. 270 BHP SHAREHOLDER CIRCULAR

Contents Plc GM agenda 1 Notice of General Meeting 3 Items of business 4 Explanatory Notes 5 Voting and participating 7 How to access information on BHP 11 Shareholder information 12 Location of the Plc GM 14 BHP Group Plc (Registered in England and Wales with registered number 03196209). Registered Office: Nova South, 160 Victoria Street, London, SW1E 5LB, England. In this Notice of Plc GM, BHP Group Plc refers to the company listed on the London Stock Exchange and BHP Group Limited refers to the company listed on the Australian Securities Exchange. The two entities, together with their respective subsidiaries, are operated pursuant to a Dual Listed Company structured as a combined group known as BHP or the Group, which has its headquarters in Australia. The Boards of BHP Group Plc and BHP Group Limited are identical and operate as one. In this Notice of Plc GM, the Board of BHP Group Limited and the Board of BHP Group Plc are referred to as the Board. 271 BHP SHAREHOLDER CIRCULAR

Notice of Plc GM Notice is given that a general meeting of BHP Group Plc (Plc GM) will be held at 133 Houndsditch, London EC3A 7BX, England on Thursday 20 January 2022, starting at the later of 10:30am (GMT) or the conclusion or adjournment of the Plc Scheme Meeting for the purposes of considering and, if thought fit, passing the following resolutions. Unless indicated otherwise, terms used in this Notice of Plc GM have the same meaning as those defined in Section 13 (Glossary) of the Shareholder Circular dated 8 December 2021 (Shareholder Circular). To participate as a Plc Shareholder you must be a registered holder of Plc Shares as at 6:00pm (GMT) on Tuesday 18 January 2022. Guests (i.e. persons other than Plc Shareholders, their proxies, attorneys or corporate representatives, or persons who have been requested by Plc to attend the Plc GM), including Limited Shareholders, can view the Plc GM via a live webcast at https://web.lumiagm.com/123-885-895. To view the Plc GM as a guest, please refer to the instructions at www.bhp.com/PlcGM. Questions and comments: Plc Shareholders will have a reasonable opportunity as a whole to make comments and ask questions on all the items of business set out in this Notice of Plc GM during the Plc GM. In order to maintain the proper and orderly conduct of the Plc GM, Plc Shareholders are kindly requested to restrict themselves to two questions or comments initially, and further questions will be considered if time permits. There may not be sufficient time available to address all of the comments and questions raised. Plc Shareholders may also submit questions in advance of the Plc GM online at www.bhp.com/PlcGM by Thursday 13 January 2022. BHP will endeavour to address the key themes raised during the Plc GM. Please note that individual responses will not be sent to Plc Shareholders. Unlike for the Plc Scheme Meeting immediately prior, Plc Shareholders will not be permitted to submit written questions during the Plc GM. The Chairman of the Board will endeavour to ensure that relevant matters relating to the formal business of the Plc GM are addressed appropriately in the Plc Scheme Meeting or the Plc GM, unless no response is required to be provided under the Companies Act 2006 or the provision of a response would, at the Chairman of the Board’s discretion, otherwise be undesirable in the interests of BHP or the proper and orderly conduct of the relevant Plc Meeting. 272 BHP SHAREHOLDER CIRCULAR

Items of business The following business will be transacted at the Plc GM: – Items 1, 3 and 4 will be proposed as special resolutions. – Items 2 and 5 will be proposed as ordinary resolutions. The Board unanimously recommends that you vote in favour of all items. All items of business at the Plc GM are Unification Resolutions. Each Unification Resolution will only become effective if all Unification Resolutions are approved by the requisite majorities at the Limited GM and Plc Meetings, including the Limited Resolutions being approved at the Limited GM and the relevant Plc Resolutions being approved at the Plc Scheme Meeting. Item 1 Plc Scheme and Unification implementation authorisation To approve, as a special resolution, for the purposes of: (i) giving effect to the scheme of arrangement dated 8 December 2021 (the Plc Scheme) between Plc and the Scheme Shareholders (as defined in the Plc Scheme), a print of which has been produced to this Plc GM and, for the purposes of identification, has been signed by the Chair of the Plc GM, in its original form or with or subject to any modification, addition or condition agreed by Plc and Limited and approved or imposed by the Court; and (ii) giving effect to Unification, in each case, that the directors of Plc (or a duly authorised committee thereof) be authorised to take all such action as they may consider necessary or appropriate for carrying the Plc Scheme and Unification into effect. Item 2 Plc Special Voting Share Buy-back (Companies Act approval) To approve, as an ordinary resolution, the terms of the Plc Special Voting Share Buy-back Agreement between Plc and Billiton SVC Limited, relating to the sale by Billiton SVC Limited to Plc of the Plc Special Voting Share at a price of US$0.50, provided that this approval shall expire (unless previously revoked, varied or renewed) on the date being five (5) years from the date on which this resolution is passed. Item 3 Plc Special Voting Share Buy-back (Class Rights Action) To approve, as a special resolution, for all purposes, the Class Rights Actions that arise in connection with the amendment to Article 35(5) of the Plc Articles of Association, relating to the Plc Special Voting Share Buy-back, comprising the sale by Billiton SVC Pty Limited to Plc of the Plc Special Voting Share at a price of US$0.50 in the manner set out in the Shareholder Circular. Item 4 Amendments to Plc Articles of Association To approve, as a special resolution, that, with effect from the end of the Plc GM, the amendments to the articles of association of BHP Group Plc, produced to the Plc GM and, for the purposes of identification, signed by the Chair of the Plc GM, be adopted as the articles of association of BHP Group Plc in substitution for the existing articles of association of BHP Group Plc (being the Plc Articles of Association). Item 5 Change in the status of Plc (Class Rights Action) To approve, as an ordinary resolution, for all purposes, the Class Rights Actions in connection with a change in the status of Plc from a public listed company with its primary listing on the London Stock Exchange to a private limited company. 273 BHP SHAREHOLDER CIRCULAR

Explanatory Notes The Explanatory Notes that follow form part of the Notice of Plc GM and provide or refer to important information regarding the Plc Resolutions to be considered at the Plc GM. Your vote is important. By voting, you are involved in the future of BHP. The Board unanimously recommends you vote in favour of the Plc Resolutions. Item 1 Item 1 authorises the Plc Directors to effect the Plc Scheme and Unification. The Plc Scheme is a legal process under Part 26 of the Companies Act 2006, the purpose of which is to enable Limited to acquire the entire issued and to be issued ordinary share capital of Plc. Item 2 Unification would involve termination of the DLC Structure. A key aspect of the DLC Structure is the voting equivalency between Limited Shares and Plc Shares. Currently, this is facilitated through the Plc Special Voting Share (as well as the Limited Special Voting Share). As part of Unification, it is proposed that the Plc Special Voting Share be bought back and cancelled pursuant to the Plc Special Voting Share Buy-back. Item 2 approves the Plc Special Voting Share Buy-back Agreement. Under the Plc Articles of Association, the Plc Special Voting Share Buy-back is also a Class Rights Action, which is a matter that requires separate approval (which is the subject of the resolution in Item 3, by special resolution) by each of the Plc Shareholders and the Limited Shareholders, voting separately. The Plc Special Voting Share Buy-back Agreement will be available to view on the Group’s website at www.bhp.com/unify and will also be available for inspection during normal business hours (excluding Saturdays, Sundays and bank holidays) at BHP Group Plc’s registered office at Nova South, 160 Victoria Street, London SW1E 5LB, England and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, England from the date of this Notice of Plc GM until the close of the Plc GM. Item 3 As noted above, Unification would involve termination of the DLC Structure. A key aspect of the DLC Structure is the voting equivalency between Limited Shares and Plc Shares. Currently, this is facilitated through the Plc Special Voting Share (as well as the Limited Special Voting Share). As part of Unification, it is proposed that the Plc Special Voting Share be bought back and cancelled pursuant to the Plc Special Voting Share Buy-back. Item 3 approves the Class Rights Action in connection with the Plc Special Voting Share Buy-back. Under the Plc Articles of Association, the Plc Special Voting Share Buy-back is a Class Rights Action. A Class Rights Action is a matter that requires approval (in the case of Item 3, by special resolution) by each of Plc Shareholders and Limited Shareholders, voting separately. See Section 8.5.1 of the Shareholder Circular for further details. Item 4 In order to undertake Unification, the Plc Articles of Association will need to be amended to facilitate the implementation of the Plc Scheme. The proposed amendments work by ensuring that: – no person other than Limited is left holding Plc Shares or becomes a minority shareholder of Plc by effecting automatic transfers of such Plc Shares to Limited after the Plc Scheme becomes effective; and – Limited has the authority to carry out the Plc Special Voting Share Buy-back, so that Plc will become a wholly-owned subsidiary of Limited following Unification. See Section 8.4 of the Shareholder Circular for further details. The proposed Amended Plc Articles of Association (together with the current Plc Articles of Association and a version with changes marked between the two documents) will be available to view on the Group’s website at www.bhp.com/unify and will also be available for inspection during normal business hours (excluding Saturdays, Sundays and bank holidays) at BHP Group Plc’s registered office at Nova South, 160 Victoria Street, London SW1E 5LB, England and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, England from the date of this Notice of Plc GM until the close of the Plc GM. 274 BHP SHAREHOLDER CIRCULAR

Explanatory Notes continued Item 5 Item 5 approves the Class Rights Action in connection with a change in the status of Plc from a public listed company to a private limited company. Following the Plc Scheme becoming effective, it is expected that Plc Shares will cease to be listed on the FCA Official List and traded on the London Stock Exchange’s Main Market. Under the Plc Articles of Association, a change in corporate status of Plc from a public listed company is a Class Rights Action which is a matter that requires approval (in the case of Item 5, by ordinary resolution) by each of Plc Shareholders and Limited Shareholders, voting separately. By order of the Board Stefanie Wilkinson Group Company Secretary 275 BHP SHAREHOLDER CIRCULAR

Voting and participating Your vote is important. By voting, you are involved in the future of BHP. Plc Shareholders can vote by: – attending the Plc GM and voting in person; or – appointing an attorney or, in the case of corporate shareholders, a corporate representative to attend the Plc GM and vote; or – appointing a proxy to attend the Plc GM and vote on their behalf. What if COVID-19 restrictions are in place at the time of the Plc GM? The BHP Directors recognise the constantly evolving nature of the Covid-19 situation and the uncertainty as to any related measures that may be put in place by the UK Government. Any changes to the arrangements for the Plc GM (including as a result of the COVID-19 situation) will be communicated to Plc Shareholders before the Plc GM, including through BHP’s website at www.bhp.com/unify and by announcement on the London Stock Exchange and the Johannesburg Stock Exchange. However, to ensure that their votes will be counted, all Plc Shareholders are encouraged to lodge a directed proxy (and encouraged to appoint the “Chair of the meeting” as proxy) and submit any questions they have in advance of the Plc GM (whether or not you plan to attend) in case it becomes necessary or appropriate for Plc to make alternative arrangements for the holding or conduct of the Plc GM. How are votes calculated? Item 1 requires a special resolution of Plc Shareholders only and Item 2 requires an ordinary resolution of Plc Shareholders only. Item 3 is a Class Rights Action requiring a special resolution of each of Plc Shareholders and Limited Shareholders, voting separately. Item 4 is a special resolution of Plc Shareholders only. Item 5 is a Class Rights Action requiring an ordinary resolution of each of Plc Shareholders and Limited Shareholders, voting separately. None of the Plc Resolutions are joint electorate matters, meaning that they are not required to be voted on by both Limited Shareholders and Plc Shareholders voting together. However, they will be valid resolutions only if all Unification Resolutions are approved by the requisite majorities, including the Limited Resolutions being approved at the Limited GM. A resolution will be passed only if the votes cast in favour represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution). All Plc Resolutions will be decided by way of a poll. Am I entitled to vote at the Plc GM? To vote at the Plc GM, you must be a registered holder of Plc Shares as at the Voting Entitlement Time, which is 6:00pm (GMT) on Tuesday 18 January 2022 (or, if the Plc GM is adjourned, 6:00pm (GMT) on the day which is two Business Days prior to the time fixed for the commencement of the rearranged Plc GM). Your voting entitlement will be determined by the number of Plc Shares you hold at that time. Changes to the Plc Share Register after the Voting Entitlement Time shall be disregarded in determining the rights of any person to attend and vote at the Plc GM or any adjournment thereof. How do I register my attendance on the day of the Plc GM at the venue? You must register to vote at the Plc GM. The registration desks will be open from 9:00am (GMT) and we ask that you arrive at least 30 minutes before proceedings commence to allow sufficient time to complete registration. The Plc Scheme Meeting will commence at 10:00am (GMT) on the same day. Plc Shareholders who are interested in Unification are encouraged to also attend and vote at the Plc Scheme Meeting. I have a power of attorney from a shareholder. How can I attend and vote? Attorneys should submit an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the Plc GM to the Plc Share Registry prior to the Plc GM, unless previously given to the Plc Share Registry. I am a representative of a corporate shareholder. How can I attend and vote? A shareholder that is a corporation may appoint one or more individuals to act as its representative(s) and to vote at the Plc GM in accordance with the Companies Act 2006, provided that if two or more representatives are appointed they do not do so in relation to the same Plc Shares. If two or more corporate representatives purport to vote in respect of the same Scheme Shares: if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised. Any corporate representative(s) should bring to the Plc GM evidence of their appointment(s), including any authority under which it is signed, even if previously given to the Plc Share Registry. 276 BHP SHAREHOLDER CIRCULAR

Voting and participating continued I hold American Depositary Shares (Plc ADSs). Can I attend and vote? The main contact for Plc ADS Holders who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. Plc ADS Holders should deal with them in relation to any rights under the agreement with them to be appointed as proxy and to access, follow the business of, attend, participate in and vote at the Plc GM. I want to vote but I can’t attend the Plc GM. What should I do? If you cannot attend the Plc GM in person you can appoint the Chair of the Plc GM or any other person as your proxy to attend the Plc GM in person and vote on your behalf. – A proxy form accompanies this Notice of Plc GM. Proxy forms are also available on BHP’s website at www.bhp.com/PlcGM and hard copies can be obtained by contacting the Plc Share Registry. Alternatively, you can appoint a proxy online or electronically through CREST as set out in this Notice of Plc GM. – A Plc Shareholder entitled to attend the Plc GM may appoint one or more proxies. A proxy need not be a shareholder and can be an individual or a body corporate. Each proxy will have the right to vote on a poll and to speak at the Plc GM. If a shareholder appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by a shareholder. – A proxy appointment may specify the proportion or number of votes that the proxy may exercise. Where this is not specified and more than one proxy is appointed, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half the votes). Further proxy forms are available by contacting Computershare or on BHP’s website at www.bhp.com/PlcGM. – If a proxy is not directed how to vote on a Unification Resolution, the proxy may vote or withhold their vote on that resolution as they think fit. Should any resolution other than those specified in this Notice of Plc GM be proposed at the Plc GM, a proxy may vote or abstain from voting on that resolution as they think fit (unless otherwise directed by the Plc Shareholder), subject to applicable voting restrictions. – If a proxy is instructed to withhold their vote on a Unification Resolution, they are directed not to vote on the Plc Shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority. – Plc Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chair of the Plc GM as their proxy to vote on their behalf. If a proxy form is returned with a direction on how to vote but the nominated proxy does not attend the Plc GM, or does not vote on the resolution, the Chair of the Plc GM will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chair of the Plc GM, the Secretary or any Director that do not contain a direction on how to vote will be used where possible to support the resolutions proposed at Items 1 to 5 in this Notice of Plc GM. – The proxy form must be signed by the Plc Shareholder or the Plc Shareholder’s attorney. – Proxies appointed by corporations must be executed in accordance with the Companies Act 2006 and the Plc Articles of Association. – If more than one valid proxy form is submitted in respect of the Plc GM, the appointment received last before the latest time for the receipt of proxies will take precedence. – Completion and return of a proxy form, or the appointment of proxies through CREST or otherwise electronically, will not preclude a Plc Shareholder from attending and voting at the Plc GM (or any adjournment thereof) in person or from accessing the webcast of the Plc GM online. I am a ‘nominated person’. What can I do? The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from Plc in accordance with section 146 of the Companies Act 2006 (nominated persons). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights. Nominated persons’ main point of contact in terms of their investment in Plc remains the shareholder who nominated them to enjoy the information rights (or perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker (and not Plc), regarding any changes or queries relating to their personal details and interest in Plc (including any administrative matter). The only exception to this is where Plc expressly requests a response from the nominated person. The statements of rights of Plc Shareholders in relation to the appointment of proxies described in this section does not apply to nominated persons. Such rights can only be exercised by Plc Shareholders. I am a joint holder of Plc Shares. How will my vote be counted? In the case of joint holders of Plc Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the Plc Share Register in respect of the relevant joint holding (the first-named being the most senior). 277 BHP SHAREHOLDER CIRCULAR

Voting and participating continued When do I have to submit my proxy appointment by? – Proxies must be lodged by 10:30am (GMT) on Tuesday 18 January 2022 (or, if the Plc GM is adjourned, no later than 48 hours (excluding any non-working days) before the time fixed for the commencement of the rearranged Plc GM). Proxies lodged after this time will be invalid. – Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power of attorney itself, must be received by Plc or the Plc Share Registry at either of the addresses specified below by 10:30am (GMT) on Tuesday 18 January 2022 (or, if the Plc GM is adjourned, no later than 48 hours (excluding non-working days) before the time fixed for the commencement of the rearranged Plc GM). – Amended proxy appointments or instructions must also be received by Plc or the Plc Share Registry by the deadline for receipt of proxies. How do I submit my proxy appointment? You can lodge your proxy using any of the following methods: – Electronically by recording the proxy appointment and voting instructions at www.eproxyappointment.com. You can log in on a computer or by using the Plc mobile voting service for smartphones. Only registered Plc Shareholders may access this facility and will need the Control Number, their Shareholder Reference Number (SRN) and PIN stated on their Proxy Form. Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Plc Share Registry. – By hand delivery or post to: Plc Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE Postal Address (for proxy forms): Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS99 6ZY United Kingdom or Plc Register and Transfer Secretary Computershare Investor Services (Pty) Limited Rosebank Towers 15 Biermann Avenue Rosebank, 2196 South Africa Postal address: Private Bag X9000 Saxonwold 2132 South Africa Holders of Plc Shares in dematerialised form through STRATE and not in their own name must not complete or return a Proxy Form. Such Plc Shareholders must promptly provide their voting instructions directly to their Central Securities Depository Participant (CSDP) or stockbroker. I am a CREST member. Can I use the CREST electronic proxy appointment service to vote? Yes, CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instruction as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare UK (CREST Participant ID: 3RA50) by 10:30am (GMT) on Tuesday 18 January 2022 (or, if the Plc GM is adjourned, 48 hours (excluding non-working days) before the time fixed for the adjourned Plc GM). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in 278 BHP SHAREHOLDER CIRCULAR

Voting and participating continued relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Will the Plc GM be webcast? A live webcast of the Plc GM will be able to be viewed online at https://web.lumiagm.com/123-885-895. When can I find out the results of the Plc GM? Voting results will be announced to the stock exchanges and made available online at www.bhp.com/unify as soon as the poll is finalised after the Plc GM. Additional information It is possible that, pursuant to requests made by Plc Shareholders under section 527 of the Companies Act 2006, Plc may be required to publish on a website a statement setting out any matter relating to: (i) the audit of Plc’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; or (ii) any circumstance connected with an auditor of Plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006. Plc may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where Plc is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to its auditor not later than the time when it makes the statement available on the website. The business that may be dealt with at the meeting includes any statement that Plc has been required under section 527 of the Companies Act 2006 to publish on a website. This Notice of Plc GM, together with information about the total number of shares in Plc in respect of which Plc Shareholders are entitled to exercise voting rights at the meeting as at the date of this Notice of Plc GM, can be found on our website at www.bhp.com. As at Monday 6 December 2021 (being the last practicable date prior to the date of publication of this Notice of Plc GM), Plc’s issued share capital with voting rights consisted of 2,112,071,796 ordinary shares of US$0.50 each. Plc also has one special voting share of US$0.50 on issue to facilitate joint voting by shareholders of Plc and Limited for joint electorate actions. Documents available for inspection A copy of the existing articles, the proposed new articles, the proposed new articles marked to show all the changes and the Plc Special Voting Share Buy-back Agreement will be available for inspection during normal business hours (excluding Saturdays, Sundays and bank holidays) at Plc’s registered office at Nova South, 160 Victoria Street, London SW1E 5LB, England and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, England and on Plc’s website at www.bhp.com/unify from the date of this document until the close of the Plc GM. These documents will also be available for inspection at the Plc GM at least 15 minutes prior to the start of the meeting and up until the close of the Plc GM. 279 BHP SHAREHOLDER CIRCULAR

How to access information on BHP All up-to-date shareholder information is available at www.bhp.com. Online shareholder services – check your holding – register to receive electronic shareholder communications – update your records (including address and direct credit details) – access all your securities in one portfolio by setting up a personal account – vote online Latest news Reports and presentations Company overview (including Our Charter, structure and governance) Subscribe to receive news alerts sent directly to your email address How to access information on BHP BHP produces a range of publications, which are available at www.bhp.com. You can also elect to receive a paper copy of this Notice of Plc GM, the Shareholder Circular and other materials related to the Unification through the Plc Share Registry. If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please contact: Plc Share Registry +44 (0) 344 472 7001 (United Kingdom) +27 11 373 0033 (South Africa) 280 BHP SHAREHOLDER CIRCULAR

Shareholder information Share Registrars and Transfer Offices Australia BHP Group Limited Registrar—Computershare Australia Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal Address – GPO Box 2975 Melbourne VIC 3001 Telephone 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile +61 3 9473 2460 Email enquiries: www.investorcentre.com/bhp United Kingdom BHP Group Plc Registrar – Computershare UK The Pavilions, Bridgwater Road Bristol BS13 8AE Postal Address (for general enquiries) – The Pavilions, Bridgwater Road Bristol BS99 6ZZ Telephone +44 (0) 344 472 7001 Facsimile +44 (0) 370 703 6101 Email enquiries: www.investorcentre.co.uk/contactus South Africa BHP Group Plc Branch Register – Computershare South Africa Rosebank Towers 15 Biermann Avenue Rosebank, 2196 South Africa Postal address – Private Bag X9000, Saxonwold, 2132 South Africa Telephone +27 11 373 0033 Facsimile +27 11 688 5217 Email enquiries: webqueries@computershare.co.za Holders of shares dematerialised into STRATE should contact their CSDP or stockbroker. New Zealand Computershare New Zealand Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna Auckland 0622 Postal address – Private Bag 92119 Auckland 1142 Telephone +64 9 488 8777 Facsimile +64 9 488 8787 New Zealand United States Computershare US Computershare Trust Company N.A. 150 Royall Street Canton, MA 02021 Postal Address – PO Box 43078 Providence, RI 02940-3078 Telephone +1 888 404 6340 (toll-free within US) Facsimile +1 312 601 4331 281 BHP SHAREHOLDER CIRCULAR

Shareholder information continued ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence, RI 02940-3077 Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR) (toll-free within US) Facsimile +1 201 324 3284 Email enquiries: citibank@shareholders-online.com Website: www.citi.com/dr 282 BHP SHAREHOLDER CIRCULAR

Location of the Plc GM Tube Circle or Metropolitan line to Aldgate Station Exit the station, turn right and then turn right again onto St Botolph Row walking past St Botolphs Aldgate. Turn left onto St Botolph Street and then turn right onto Houndsditch. etc.venues 133 Houndsditch is on the right. Central, Circle, Metropolitan or Hammersmith & City to Liverpool Street Station Exit the station, turn right onto Liverpool Street. Turn right onto Bishopsgate and then turn left onto Houndsditch. etc.venues 133 Houndsditch is on the left. Central, Northern, Waterloo & City to Bank Station Via exit 3 to Threadneedle Street, continue onto Bishopsgate and turn right onto Camomile Street. Follow Camomile Street to the left which will lead onto Houndsditch. etc.venues 133 Houndsditch is on the left. Train Liverpool Street Station Exit via ‘Way Out 2 Bishopsgate East via Subway’ onto the eastern side of Bishopsgate. Turn left onto Bishopsgate and then turn left onto Houndsditch. etc.venues 133 Houndsditch is on the left. Bus Aldgate Bus Station is approximately 5 minutes walk from 133 Houndsditch and is served by bus numbers 67, 254, N253, 115 and N551. Parking Minories Car Park is a 10 minute walk from 133 Houndsditch. Note that car parking cannot be prebooked at this location and is allocated on a first come, first served basis. By London Cycle Scheme The nearest docking station is Aldgate. 283 BHP SHAREHOLDER CIRCULAR

How to find etc.venues 133 Houndsditch

etc.venues 133 Houndsditch is conveniently located in the north eastern corner of the City of London.

By Underground, Circle or Metropolitan to Aldgate Station.
When you exit the station, turn right and then turn right again onto St Botolph Row walking past St Botolphs Aldgate. Turn left onto St Botolph Street and then turn right onto Houndsditch. etc.venues 133 Houndsditch is on the right.

By Underground, Central, Circle, Metropolitan or Hammersmith & City to Liverpool Street Station.
When you exit the station, turn right onto Liverpool Street. Turn right onto Bishopsgate and then turn left onto Houndsditch. etc.venues 133 Houndsditch is on the left.

By Underground, Central, Northern, Waterloo & City to Bank Station.
Take Exit 3 out of the station to Threadneedle Street, continue onto Bishopsgate and turn Right onto Camomile Street. Follow Camomile Street to the left which will lead onto Houndsditch. etc.venues 133 Houndsditch is on the left.

By Train
Liverpool Street Station
Follow the signs for 'Way Out 2 Bishopsgate East via Subway'. You will exit on the eastern side of Bishopsgate. Turn left onto Bishopsgate and then turn left onto Houndsditch. etc.venues 133 Houndsditch is on the left.

By Bus
Aldgate Bus Station is approximately 5 minutes walk from 133 Houndsditch and is served by bus numbers 67, 254, N253, 115 and N551.

Parking
Minories Car Park is a 10 minute walk from 133 Houndsditch.

By London Cycle Scheme
The nearest "Boris Bike" docking station is Aldgate.



etc.venues
www.etcvenues.co.uk
133 Houndsditch
HOUNDSDITCH
CAMOMILE ST
RBS
133 HOUNDSDITCH
WHITE KENNETT ST
GRAVEL LANE
MIDDLESEX ST
STONEY LANE
BEVIS MARKS
ST BOTOLPH BUILDING
ST BOTOLPH ST
THE GHERKIN
ST MARY AXE
BURY ST
DUKE'S PLACE
ALDGATE
ST BOTOLPHS ALDGATE



etc.venues
www.etcvenues.co.uk
133 Houndsditch
MUSEUM OF LONDON
MOORGATE
LONDON LIVERPOOL STREET
LIVERPOOL STREET
BRUSHFIELD ST
BRICK LANE
WHITECHAPEL
A1211 LONDON WALL
LONDON WALL
BISHOPSGATE
CAMOMILE
ALDGATE EAST
WHITECHAPEL RD
WHITECHAPEL HIGH ST
COMMERCIAL RD
A13
ST. PAUL'S
ST PAUL'S CATHEDRAL
CHEAPSIDE
BANK OF ENGLAND
BANK
THE CHEESEGRATER
THE GHERKIN
ALDGATE
LEADENHALL ST
ALDGATE BUS STATION
MANSELL ST
LEMAN ST
ALIE ST
CANNON STREET RD
MANSION HOUSE
QUEEN VICTORIA ST
BANK DLR
CANNON ST
CANNON STREET
LONDON FENCHURCH STREET
FENCHURCH ST
PRESCOT ST
CABLE ST
A3211
UPPER THAMES ST
LONDON CANNON STREET
MONUMENT
EASTCHEAP
GREAT TOWER ST
TOWER HILL
TOWER GATEWAY DLR
MINORIES CAR PARK
ROYAL MINT ST
LOWER THAMES ST
THE HIGHWAY
A1203
EAST SMITHFIELD
BANKSIDE PIER
SOUTHWARK BRIDGE
LONDON BRIDGE
RIVER THAMES
TOWER OF LONDON
ST KATHARINE DOCKS
TOWER MILLENNIUM PIER
HMS BELFAST
LONDON BRIDGE CITY PIER
ST. KATHARINE'S PIER
TOWER BRIDGE
A3200
SOUTHWARK ST
A200 TOOLEY ST
LONDON BRIDGE
THE SHARD
Map designed by © Owlet Maps | Tel. 0191 584 8099 www.owletmaps.co.uk
Contains Ordnance Survey data © Crown copyright and database right 2019

133 Houndsditch, London EC3A 7BX

etc.venues
www.etcvenues.co.uk

Phone: 020 7138 3280
Email: 133houndsditch@etcvenues.co.uk

284
BHP SHAREHOLDER CIRCULAR
PLC GM NoM – 175528(A)

BHP bhp.com 285 BHP SHAREHOLDER CIRCULAR

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 08, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary